09038974



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

---

**Form 6-K**

---

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**For the month of March 2009**

**Commission file number 001-14540**

---

**Deutsche Telekom AG**
**(Translation of Registrant's Name into English)**

---

**Friedrich-Ebert-Allee 140,**
**53113 Bonn,**
**Germany**
**(Address of Principal Executive Offices)**

---

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

**Form 20-F ☒ Form 40-F ☐**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Yes ☐No ☒**

## FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements that reflect the current views of our management with respect to future events and results, including statements contained under "Outlook" as well as dividend guidance and other information relating to expectations or targets for revenue or other performance measures. Forward-looking statements generally are identified by the words "expects," "anticipates," "believes," "intends," "estimates," "aims," "plans," "will," "will continue," "seeks," "targets," "goals," "outlook", "should" and similar expressions. Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among other factors: the development of demand for our fixed and mobile telecommunications services, particularly for new, higher value service offerings; the deteriorating economic situation and increased market volatility in Europe and the United States; competitive forces, including pricing pressures, technological changes and alternative routing developments; regulatory actions and the outcome of disputes in which the Company is involved or may become involved; the pace and cost of the rollout of new services, which may be affected by the ability of suppliers to deliver equipment and other circumstances beyond our control; public concerns over health risks putatively associated with wireless frequency transmissions; risks associated with integrating our acquisitions; the development of asset values in Germany and elsewhere; the progress of our debt reduction and liquidity improvement initiatives; the development of our cost control and efficiency enhancement initiatives, including the areas of procurement and personnel reductions; risks and uncertainties relating to benefits anticipated from our international expansion, particularly in the United States; the progress of our domestic and international investments, joint ventures and alliances; our ability to gain or retain market share in the face of competition; our ability to secure and retain the licenses needed to offer services; the effects of price reduction measures and our customer acquisition and retention initiatives; the availability, term and deployment of capital, particularly in view of our debt refinancing needs, actions of the rating agencies and the impact of regulatory and competitive developments on our capital outlays; the progress of our workforce adjustment initiatives and outcome of labor negotiations; and changes in currency exchange rates and interest rates. Additionally, we periodically assess our goodwill for indications of impairment by monitoring, among other things, changes in competitive conditions, expectations of growth in the industry, and changes in market and other factors, any of which could result in a risk of additional impairment charges. If these or other risks and uncertainties (including those described in "Forward-Looking Statements," "Item 3. Key Information – Risk Factors" and elsewhere in our most recent Annual Report on Form 20-F for the year ended December 31, 2008 filed with the U.S. Securities and Exchange Commission) materialize, or if the assumptions underlying any of these statements prove incorrect, our actual results may be materially different from those expressed or implied by such statements.

World Wide Web addresses contained in this Report are for explanatory purposes only and they (and the content contained therein) do not form a part of, and are not incorporated by reference into, this Report.



Connected life and work.
The future, today.
The 2008 financial year.
Life is for sharing.

# Selected financial data of the Deutsche Telekom Group.

| billions of € | Change compared to prior year (%) [a] | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|
| **Revenue and earnings** | | | | | | |
| Net revenue | (1.4) | 61.7 | 62.5 | 61.3 | 59.6 | 57.3 |
| Of which: domestic (%) | (2.3) | 46.8 | 49.1 | 52.9 | 57.4 | 60.6 |
| Of which: international (%) | 2.3 | 53.2 | 50.9 | 47.1 | 42.6 | 39.4 |
| Profit from operations (EBIT) | 33.2 | 7.0 | 5.3 | 5.3 | 7.6 | 6.3 |
| Net profit | n.a. | 1.5 | 0.6 | 3.2 | 5.6 | 1.6 |
| Net profit (adjusted for special factors) | 14.0 | 3.4 | 3.0 | 3.9 | 4.7 | 3.7 |
| EBITDA [a, b, c] | 6.6 | 18.0 | 16.9 | 16.3 | 20.1 | 19.4 |
| EBITDA (adjusted for special factors) [a, b, c] | 0.7 | 19.5 | 19.3 | 19.4 | 20.7 | 19.6 |
| EBITDA margin (adjusted for special factors) (%) [a] | 0.7 | 31.6 | 30.9 | 31.7 | 34.8 | 34.2 |
| **Balance sheet** | | | | | | |
| Total assets | 2.0 | 123.1 | 120.7 | 130.2 | 128.5 | 125.5 |
| Shareholders' equity | (4.7) | 43.1 | 45.2 | 49.7 | 48.6 | 45.5 |
| Equity ratio (%) [a, d] | (2.4) | 32.3 | 34.7 | 35.8 | 35.5 | 34.2 |
| Financial liabilities (in accordance with consolidated balance sheet) | 8.6 | 46.6 | 42.9 | 46.5 | 46.7 | 51.1 |
| Net debt [a, c] | 2.5 | 38.2 | 37.2 | 39.6 | 38.6 | 39.9 |
| Additions to intangible assets (including goodwill) and property, plant and equipment | 11.5 | 10.1 | 9.1 | 13.4 | 11.1 | 6.6 |
| **Cash flows** | | | | | | |
| Net cash from operating activities [e] | 12.1 | 15.4 | 13.7 | 14.2 | 15.1 | 16.7 |
| Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment (in accordance with cash flow statement) | (8.6) | (8.7) | (8.0) | (11.8) | (9.3) | (6.4) |
| Proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment (in accordance with cash flow statement) | (51.1) | 0.4 | 0.8 | 0.6 | 0.4 | 0.6 |
| Free cash flow (before dividend payments) [a, c, f, g] | 6.9 | 7.0 | 6.6 | 3.0 | 6.2 | 10.9 |
| Free cash flow as a percentage of revenue [a] | 0.9 | 11.4 | 10.5 | 4.9 | 10.3 | 18.9 |
| Net cash used in investing activities [e] | (41.3) | (11.4) | (8.1) | (14.3) | (10.1) | (4.5) |
| Net cash used in financing activities | 49.4 | (3.1) | (6.1) | (2.1) | (8.0) | (12.9) |
| **Employees** | | | | | | |
| Average number of employees (full-time equivalents without trainees/student interns) (thousands) | (3.6) | 235 | 244 | 248 | 244 | 248 |
| Revenue per employee (thousands of €) [a] | 2.4 | 262.5 | 256.5 | 246.9 | 244.3 | 231.7 |
| **T-Share – key figures** | | | | | | |
| Earnings per share/ADS (basic and diluted) in accordance with IFRS (€) [h] | n.a. | 0.34 | 0.13 | 0.74 | 1.31 | 0.39 |
| Weighted average number of ordinary shares outstanding (basic) (millions) [h, i] | 0.0 | 4,340 | 4,339 | 4,353 | 4,335 | 4,323 |
| Weighted average number of ordinary shares outstanding (diluted) (millions) [h, i] | 0.0 | 4,340 | 4,340 | 4,354 | 4,338 | 4,328 |
| Dividend per share/ADS (€) | 0.0 | 0.78 [j] | 0.78 | 0.72 | 0.72 | 0.62 |
| Dividend yield (%) [k] | 2.1 | 7.3 | 5.2 | 5.2 | 5.1 | 3.7 |
| Total dividend (billions of €) | 0.0 | 3.4 [j] | 3.4 | 3.1 | 3.0 | 2.6 |
| Number of ordinary shares carrying dividend rights (millions) [l] | 0.0 | 4,341 [m] | 4,340 | 4,339 | 4,174 | 4,171 |
| Total number of ordinary shares at the reporting date (millions) [n] | 0.0 | 4,361 | 4,361 | 4,361 | 4,198 | 4,198 |

[a] Calculated on the basis of millions for the purpose of greater precision. Changes to percentages expressed as percentage points.

[b] Deutsche Telekom defines EBITDA as profit/loss from operations before depreciation, amortization and impairment losses.

[c] EBITDA, EBITDA adjusted for special factors, net debt, and free cash flow are non-GAAP figures not governed by the International Financial Reporting Standards (IFRS). They should not be viewed in isolation as an alternative to profit or loss from operations, net profit or loss, net cash from operating activities, the debt reported in the consolidated balance sheet, or other Deutsche Telekom key performance indicators presented in accordance with IFRS. For detailed information and calculations, please refer to the section on "Development of business in the Group" of the Group management report in this Annual Report.

[d] Based on shareholders' equity excluding amounts earmarked for dividend payments, which are treated as current liabilities.

[e] Current finance lease receivables were previously reported in net cash from operating activities. Since 2007 they have been reported under net cash from/used in investing activities. Prior-year figures have been adjusted accordingly.

[f] Before cash outflows totaling EUR 0.1 billion in 2007 for investments in parts of Centrica PLC taken over by T-Systems UK as part of an asset deal. Figures for 2006 include payments for the acquisition of licenses totaling EUR 3.3 billion; and figures for 2005 include payments for the acquisition of network infrastructure and licenses in the United States totaling EUR 2.1 billion.

[g] Since the beginning of the 2007 financial year, Deutsche Telekom has defined free cash flow as cash generated from operations less interest paid and net cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment. Prior-year figures have been adjusted accordingly.

[h] Calculation of basic and diluted earnings per share in accordance with IFRS as specified in IAS 33, "Earnings per share." The share to ADS ratio is 1:1.

[i] Less treasury shares held by Deutsche Telekom AG.

[j] Subject to approval by the shareholders' meeting. For more detailed explanations, please refer to Note 13 in the notes to the consolidated financial statements, "Dividend per share."

[k] (Proposed) dividend per share divided by the Xetra closing price of the T-Share at the reporting date or on the last trading day of the respective financial year.

[l] Less treasury shares held by Deutsche Telekom AG and those shares that, as part of the issue of new shares in the course of the acquisition of T-Mobile USA/Powertel, are held in trust for later issue and later trading as registered shares or American depositary shares (ADSs).

[m] Balance at the reporting date.

[n] Including treasury shares held by Deutsche Telekom AG.

# Operating segments of the Deutsche Telekom Group.

## Mobile Communications Europe and Mobile Communications USA.

With more than 128 million customers, T-Mobile International is a global leader of mobile communications. T-Mobile set innovative trends with the Apple iPhone 3G, which we market on an exclusive basis in Germany, and the T-Mobile G1, the first mobile device using the open Android software which we played a major role in developing. Together with attractive rate plans, both devices helped to increase our competitiveness in Germany and abroad. T-Mobile Deutschland defended its leading position in Germany, while T-Mobile USA is creating the conditions for further growth in mobile data business by consistently optimizing its network. The Eastern European mobile communication companies also achieved significant growth in terms of contract customers.

| billions of € | Change compared to prior year (%)[a] | 2008 | 2007 |
|---|---|---|---|
| **Mobile Communications Europe** | | | |
| **Total revenue** | **(0.2)** | **20.7** | **20.7** |
| EBIT (profit from operations) | 30.9 | 3.2 | 2.4 |
| Depreciation, amortization and impairment losses | 8.6 | (3.9) | (4.2) |
| EBITDA[b, c] | 5.8 | 7.1 | 6.7 |
| Special factors affecting EBITDA[c] | | (0.1) | (0.1) |
| EBITDA (adjusted for special factors)[b, c] | 4.9 | 7.2 | 6.8 |
| EBITDA margin (adjusted for special factors) (%)[a, b, c] | 1.8 | 34.7 | 32.9 |
| Cash capex[d] | 2.1 | (1.9) | (1.9) |
| Average number of employees (full-time equivalents, without trainees/student interns) | (5.1) | 29,237 | 30,802 |
| **Mobile Communications USA** | | | |
| **Total revenue** | **6.3** | **15.0** | **14.1** |
| EBIT (profit from operations) | 14.0 | 2.3 | 2.0 |
| Depreciation, amortization and impairment losses | 0.4 | (1.9) | (1.9) |
| EBITDA[b, c] | 7.0 | 4.2 | 3.9 |
| Special factors affecting EBITDA[c] | | (0.1) | (0.0) |
| EBITDA (adjusted for special factors)[b, c] | 8.5 | 4.2 | 3.9 |
| EBITDA margin (adjusted for special factors) (%)[a, b, c] | 0.5 | 28.3 | 27.8 |
| Cash capex[d] | (29.7) | (2.5) | (2.0) |
| Average number of employees (full-time equivalents, without trainees/student interns) | 14.0 | 36,076 | 31,655 |
| **Mobile Communications[e]** | | | |
| **Total revenue** | **2.4** | **35.6** | **34.7** |
| EBIT (profit from operations) | 23.2 | 5.5 | 4.5 |
| Depreciation, amortization and impairment losses | 6.1 | (5.8) | (6.1) |
| EBITDA[b, c] | 6.2 | 11.2 | 10.6 |
| Special factors affecting EBITDA[c] | | (0.2) | (0.1) |
| EBITDA (adjusted for special factors)[b, c] | 6.2 | 11.4 | 10.7 |
| EBITDA margin (adjusted for special factors) (%)[a, b, c] | 1.1 | 32.0 | 30.9 |
| Cash capex[d] | (13.9) | (4.4) | (3.9) |
| Average number of employees (full-time equivalents, without trainees/student interns) | 4.6 | 65,313 | 62,457 |

## Broadband/Fixed Network.

T-Home is taking a leading position in the German DSL market, with a retail customer base of 10.6 million and a total market share of around 46 percent. The number of fixed-network lines continued to decrease, however, due to competition and regulation. For the first time, there were also line losses on technical grounds as a result of the migration of resale customers to the all-IP platform. T-Home's share in the market for net DSL additions increased to 45 percent. Innovative products such as Entertain and the Call&Surf all-in-one packages were key to this success. And Stiftung Warentest rated T-Home as the best Internet provider on the German market. Our Eastern European majority holdings achieved double-digit growth rates in broadband business.

| billions of € | Change compared to prior year (%)[a] | 2008 | 2007 |
|---|---|---|---|
| **Total revenue** | **(6.0)** | **21.3** | **22.7** |
| EBIT (profit from operations) | (10.3) | 2.9 | 3.3 |
| Depreciation, amortization and impairment losses | 1.7 | (3.6) | (3.7) |
| EBITDA[b, c] | (5.8) | 6.5 | 6.9 |
| Special factors affecting EBITDA[c] | | (0.9) | (0.8) |
| EBITDA (adjusted for special factors)[b, c] | (4.4) | 7.4 | 7.8 |
| EBITDA margin (adjusted for special factors) (%)[a, b, c] | 0.6 | 34.8 | 34.2 |
| Cash capex[d] | (11.7) | (3.1) | (2.8) |
| Average number of employees (full-time equivalents, without trainees/student interns) | (3.5) | 94,287 | 97,690 |

[a] Calculated on the basis of millions for greater precision. Changes to percentages expressed as percentage points.
[b] Deutsche Telekom defines EBITDA as profit/loss from operations before depreciation, amortization and impairment losses.
[c] EBITDA, EBITDA adjusted for special factors, net debt, and free cash flow are non-GAAP figures not governed by the International Financial Reporting Standards (IFRS). They should not be viewed

## Business Customers.

On the growth market of network-centric ICT, T-Systems offers its customers an integrated range of services from a single source. The market again experienced tough competition and intense price pressure in 2008. Nonetheless, T-Systems obtained further large orders, e.g. from Royal Dutch Shell, Siemens, and the South African insurance company Old Mutual Group. In addition, T-Systems expanded its cross-border business with customers abroad. This included contracts with Airbus to set up and operate a high-performance network in Asia, and with Bosch for a new network infrastructure connecting more than 200 locations in the Asia-Pacific region and data centers in America and Europe.

## Group Headquarters & Shared Services.

Group Headquarters & Shared Services performs strategic and shared management functions for the Deutsche Telekom Group and is responsible for operating activities that are not directly related to the core business of the Group. The Shared Services unit mainly consists of Real Estate Services, DeTeFleetServices GmbH – a full-service provider of fleet management and mobility services – and Vivento. Vivento is responsible for providing employees with new employment opportunities as part of the workforce restructuring program.

| billions of € | Change compared to prior year (%)[a] | 2008 | 2007 |
|---|---|---|---|
| **Total revenue** | (8.2) | 11.0 | 12.0 |
| EBIT (loss from operations) | 98.1 | (0.0) | (0.3) |
| Depreciation, amortization and impairment losses | 11.2 | (0.8) | (0.9) |
| EBITDA[b, c] | 36.8 | 0.8 | 0.6 |
| Special factors affecting EBITDA[c] | | (0.1) | (0.5) |
| EBITDA (adjusted for special factors)[b, c] | (20.0) | 0.9 | 1.1 |
| EBITDA margin (adjusted for special factors) (%)[a, b, c] | (1.2) | 7.7 | 8.9 |
| Cash capex[d] | 8.9 | (0.8) | (0.9) |
| Average number of employees (full-time equivalents, without trainees/student interns) | (7.2) | 52,479 | 56,566 |

| billions of € | Change compared to prior year (%)[a] | 2008 | 2007 |
|---|---|---|---|
| **Total revenue** | (7.6) | 3.6 | 3.9 |
| EBIT (loss from operations) | 39.3 | (1.2) | (2.0) |
| Depreciation, amortization and impairment losses | 14.1 | (0.8) | (1.0) |
| EBITDA[b, c] | 63.5 | (0.4) | (1.0) |
| Special factors affecting EBITDA[c] | | (0.3) | (0.9) |
| EBITDA (adjusted for special factors)[b, c] | 71.3 | (0.0) | (0.1) |
| EBITDA margin (adjusted for special factors) (%)[a, b, c] | 1.9 | (0.9) | (2.8) |
| Cash capex[d] | 7.6 | (0.4) | (0.5) |
| Average number of employees (full-time equivalents, without trainees/student interns) | (15.6) | 22,808 | 27,023 |

## Net revenue by operating segments.[a]



32.4 % Mobile Communications Europe

24.2 % Mobile Communications USA

28.7 % Broadband/Fixed Network

13.7 % Business Customers

1.0 % Group Headquarters & Shared Services

## Net revenue by geographic region.[a]



46.8 % Germany

28.1 % Europe (excluding Germany)

24.2 % North America

0.9 % Other

in isolation as an alternative to profit or loss from operations, net profit or loss, net cash from operating activities, the debt reported in the consolidated balance sheet, or other Deutsche Telekom key performance indicators presented in accordance with IFRS. For detailed information and calculations, please refer to the section on "Development of business in the Group" of the Group management report in this Annual Report.

[d] Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment (in accordance with cash flow statement).

[e] Mobile communications figures are additionally provided in the Annual Report for information purposes, i.e. as consolidated figures for the operating segments Mobile Communications Europe and Mobile Communications USA.

# The future, today.

Progress in our industry has assumed a breathtaking pace. Things that were inconceivable yesterday are already reality today. And things that were the preserve of a select few only a short while ago are now commonplace. The sheer pace of technological progress is reflected most clearly in the development of broadband Internet, with more and more people now discovering the vast range of possibilities it opens up. Communication between people knows virtually no boundaries any more.

With such market dynamism and technological progress, Deutsche Telekom is developing from a traditional telephone company into a service provider for connected life and work. We are shaping the new Deutsche Telekom. Our market is developing more and more into a digital lifestyle market – including devices such as the Apple iPhone 3G, which we exclusively offer to our customers in Germany, and the T-Mobile G1, which we launched together with Google. "Entertain" also opens up a whole new dimension of television viewing.

And we create the services and the infrastructure our customers need to explore the full range of possibilities open to them. Take for example web'n'walk, our convenient Internet access for people on the move. Deutsche Telekom already stands for much more than mere telephony.

With all the complexity inherent in these technologies, it is vital that we focus on satisfying the people's needs. Our focus is clear: We attach great importance to easy-to-use products, intuitive and user-friendly operation, integrated communication between devices, and intelligent network access. At the same time, we keep one vital aspect in mind: The more networked people become, at home and on the move, the greater the significance of data security, which is why we attach such key importance to it.

We will continue to invest in high-performance broadband networks and powerful information and communication system solutions to guarantee our customers the best connections everywhere.

We are already positioned today where you need us tomorrow: at the heart of the future.

# An experimental future.

We're moving in a whole new direction
with innovative shop concepts.


EMPFEHLUNG DER WOCHE
Menü 1: iPhone 3G
als Beilage Complete M 'young'
das Dessert
Menü 2:
als Beilage Max M
das Dessert Memory
49,90€
Viel Spaß beim Schlemmen



Central Berlin. No other part of Germany's capital is currently quite as vibrant. And Deutsche Telekom has chosen this creative environment to present its new, unusual "4010" shop concept. "4010" is an experience and an event platform in one, designed specifically for young people. More a gallery than a traditional Telekom shop, more entertainment than selling scenario – an innovative concept that has been designed to appeal to the trendy target group.




GREENPORT
THE SMITHS

Modern furniture, an individual color concept, music, and extensive relaxation zones create a completely new setting in around 200 square meters of shop space.

The new name "4010" is derived from the German RAL color code for magenta. The shop invites trendsetters to test our products and services interactively on site and experience them at first hand.

"A totally new experience. You feel as though you're sitting in a lounge that you never want to leave. Visitors can see and test many of the latest technological innovations. Or surf the Net at the free HotSpot. It's good fun!" Sebastian Waters, a student of communications design in Berlin.

# A sustainable future.

Trend-setting Sinus A 201.

"In our development of the new Sinus A 201, we focused fully on the essentials."

Dr. Gesche Joost has been responsible for research design at Deutsche Telekom Laboratories since 2005.




T-Home
Anrufe
Telefonbuch

Three aspects form the basis of our brand value proposition: expertise, innovation and simplicity. This is the yardstick for our activities.

And this is exactly why the design researchers of Deutsche Telekom Laboratories in Berlin and the product managers of T-Home have developed the cordless Sinus A 201. It marries state-of-the-art technology with sophisticated and ergonomic design.

Even though technologies become more powerful and more complex, we constantly want to make them ever simpler and more convenient to use. User-friendliness and convenience with a reduced array of functions are popular among all generations of users. And the Sinus A 201 is energy-efficient and sustainable: The climate-neutral device makes saving energy child's play, since, like the other members of the Sinus family, the device is equipped with an energy-efficient switched-mode power supply. That way, the environment also benefits, since lower energy consumption reduces greenhouse gas emissions and thus protects our climate.

consumes far less energy

good legibility

convenient, large keypad

ergonomic design

ecological

lower emissions

easy to use

# A mobile future.

Always having the Internet at hand.




facebook
XING
Suche
Start
Meine Startseite | Mein Profil | Einstellungen
Besucher meines Profils
Steve Johnson
Robert Shaw
Jonathan Ellis
Sarah Brightwood
Peter Hoffman
MyVideo
Top Video



Many people can no longer imagine life without the Internet, no more so than without a cell phone. Studies demonstrate that more and more people take mobile use of the Internet for granted. Community networks, forums and blogs on the Internet have increasingly become a part of our everyday lives. More and more customers want to be able to access the Internet with their cell phones, wherever they happen to be, so they always have access to their e-mail, chat rooms, up-to-date information, and even route planners.

It's with this in mind that we have developed products and services such as web'n'walk which gives users rapid mobile access to the Internet.

And our cooperation with some of the most popular platforms enables T-Mobile customers to keep up with their personal and social networks on the move, whenever and wherever they like. The web'n'walk homepage provides easy, direct access to these platforms as well as to a broad range of search engines, contacts and news.

# An entertaining future.

Unlimited variety for better TV viewing.


Video
Meine Videos
Videoload
TV-Archiv
Für Kinder
Der Clou
GEORGE CLOONEY
MICHAEL CLAYTON


17:45
Entertain Inside
Video on Demand
T-Home
HDMI

T-Home's Entertain package is the future of television via high-powered broadband networks. Along with a selection of up to 150 channels, it includes an online video library with around 5,000 titles – some of them in high definition – and a comprehensive TV archive with access to films and programs at the touch of a button. Use of the service is just as user-specific as the content: Programs can be recorded on the hard drive and viewed whenever convenient. What's more, "live" television can be paused and unpaused at will.

Thanks to our cooperation with Warner Studios, T-Home customers can now watch top films at home at the push of a button as soon as they are released on DVD. We summarize all this as: better TV viewing.

# A visionary future.

Asking Internet theoretician David Weinberger.

## "Mr. Weinberger, if you had to name the three most important developments in the future of telecommunications, what would they be?"

U.S. author and philosopher Dr. David Weinberger focuses his research work on how the Internet is changing human relationships, communication, and society. He is the co-author of The Cluetrain Manifesto, and the author of Small Pieces Loosely Joined and Everything Is Miscellaneous. Weinberger is a Fellow at Harvard's Berkman Center for Internet & Society.



1.

We bravely face the abundance of the good.


info

Telecommunications had assumed a scarcity of communication: People have one or maybe two telephones, there are a handful of broadcasters, our reading matter is printed on machines too big and expensive for ordinary folks to own. This scarcity has shaped our thinking, our institutions, and the distribution of power.

Now that anyone can publish to the world and can connect with one person or a million, we suddenly have an abundance where once there was scarcity. We have an abundance of positive value as well as an abundance of the negative – intelligent, compassionate discussions as well as moronic, hateful outpourings. We are managing the abundance of negative value quite well: We filter our spam and avoid the swamps on the Net. Living with the abundance of good stuff is the real challenge, both at the personal level, and, more important, in its effect on institutions based on the old idea that good stuff – and good connections – are scarce.

2.

Metadata gets smarter but never perfect.



This abundance is far larger than even the direst predictions of 15–20 years ago, when we were told we are going to drown in an information tsunami. Yet we are doing quite well. It turns out that the solution to the information overload problem is to create more information – information about information, or "metadata." We use this metadata to find and understand what we need.

But we've had to re-invent metadata. The old metadata was created by experts who anticipated our needs by choosing the right keywords or columns: a book's title and author, but probably not its weight. But that doesn't work in an age of abundance. Our new world treats just about everything as metadata, including content: You can find an online work by searching for a quote from its content. And we can no longer leave it to experts. We are all creating metadata for one another. The fruitful mess we're creating will always outstrip our explicit, masterful systems – which is a sign of life itself.

3.

There will be no Web 3.0.


Web 3.0

There will be no Web 3.0 because what we build will be too diverse to be captured in a single integer. Web 2.0 – a useful but imperfect concept – provides users with increasingly powerful tools for connecting with one another and implementing new ideas. This is a formula, unique in our history, for radical innovation. New social forms and new connective technology chase each other upwards in a double helix. Will it be location information woven into the virtual? Yes. New ways of projecting ourselves into digital space? Yes. What we have not yet dreamed of? Yes. Web 2.0 gives us a platform to build beyond prediction.

Now we can see that realism itself is a term of scarcity. We have been deeply wrong, not only about the technological possibilities, but about our own natures. We will join with one another to accomplish tasks previously unthinkable, from writing the world's greatest encyclopaedia in our spare time, to supporting a fellow sufferer whom we only know as a pseudonym. We won't stop until we have connected everyone and everything.

# An interactive future.

The new T-Mobile G1.


Google

"Our T-Mobile G1 makes for an outstanding mobile Internet experience. We are proud to be able to offer our customers this unique and exciting handset. It marks another step forwards in our innovation strategy. With the T-Mobile G1, we now offer a whole new level of open mobile Internet experience." Hamid Akhavan, Chairman of the Board of Management of T-Mobile International AG and Member of the Group Board of Management responsible for T-Mobile, Product Development, and Technology and IT Strategy.

The completely new handset has an intuitive user interface and gives users direct access to Google services on the move – just as fast and easily as from a desktop PC at home. They also benefit from the totally new applications provided by the Android operating system – a system we played a major role in developing. What's more, the homepage on the cell phone can be customized throughout: Games, news or route planners – all links of interest to the user are in view and can be downloaded simply with just a few clicks.

# A flexible future.

## Dynamic Services: low-cost, dynamic and transparent.



One example: Since many companies' demand for IT resources varies greatly depending on their business performance and since peak loads are the exception, it often makes more economic sense for them to procure IT services and resources in a way tailored to their business models. Whether this involves computing capacity or applications, we supply them, together with all our strengths, through T-Systems' Dynamic Services. Our customers call up applications and resources from one of the T-Systems data centers as and when they need them. The chief advantage over a conventional solution is that the infrastructure is no longer geared to maximum requirements but can be adjusted within a matter of hours to suit needs at any given time. That way, the customer only pays for what is actually used. This eliminates bottlenecks and allows customers to remain flexible and reduce costs.



## 100 % customized

Deutsche Telekom has developed innovative solutions in response to the specific needs of its business customers.

# A secure future.

Focus on data security.

“Surfing the Internet anytime and anywhere. But what about the security of my data?”


SAFT FRISCH GEPRESST 0.40
ORANGE, KAROTTE, APFEL,
INGWER, ROTE BETE, SELLERIE 3.50
BIONADE 0.33
HOLUNDER 2.20
LITSCHI 2.20
KRAEUTER 2.20
INGWER ORANGE 2.20
FRITZ LIMONADE 0.20
KOLA 2.00
ZITRONE 2.00
APFEL KIRSCH 2.00
MELONE 2.00
APFELSCHORLE 2.00
HAUSEIGENE LIMONADE 0.30
HOLUNDERBLUETE 2.80
RHABARBER 2.80
WWW.

## www.telekom.com/datensicherheit (German only)

The more mobile, more global and more networked communication becomes, the greater the danger that data will be misused, unfortunately. Deutsche Telekom, too, found that out the hard way. We reacted immediately to this previously unthinkable situation, drew the consequences and implemented an appropriate package of measures: We examined our security-relevant processes, closed the gaps in our security and upgraded our data privacy activities to a considerable extent. Deutsche Telekom is doing its utmost to eliminate the opportunities for misuse. Our security concepts are regularly reviewed, extended and coordinated with the necessary supervisory authorities.



# Content

## To our shareholders



## Group management report



## Consolidated financial statements



## Further information



Dear shareholders,

2008 was a successful financial year for Deutsche Telekom. Despite the current economic and financial crisis, our operating results are gratifying and our finances sound. Therefore, we can continue to pursue our strategy in 2009.

Not only did we achieve our financial targets for 2008, we even exceeded them. At around EUR 19.5 billion, adjusted EBITDA was slightly higher than our initial forecast of EUR 19.3 billion. Free cash flow of EUR 7.0 billion also exceeded our own expectations by EUR 0.4 billion. We invested EUR 8.7 billion in future technologies and service improvements – EUR 0.7 billion more than in the previous year. Net profit excluding special factors increased by 14 percent to EUR 3.4 billion. Our net debt remained virtually constant at EUR 38.2 billion and we began setting up liquidity reserves early on.

This success is due, among other factors, to the fact that we have improved our customer service, customer acquisition and customer retention levels over the last two years. We have consistently implemented our "Focus, fix and grow" strategy throughout the Group, focusing on four cornerstones:

// Improve competitiveness in Germany and in Central and Eastern Europe
// Grow abroad with mobile communications
// Mobilize the Internet
// Roll out network-centric ICT

## Improve competitiveness in Germany and in Central and Eastern Europe.

We have extended our market share of new DSL customers and in the fourth quarter we even recorded a market share of around 50 percent. You may recall that we had a market share of just 18 percent in this segment in the 2006 reporting year. We are increasingly winning customers back from our competitors in the broadband market. That is because of the fact that we have improved both in terms of customer service and value for money. New products such as Entertain, our Internet-based television service, have also played their part. Almost half a million customers had signed up for this product by the end of 2008.

We also defended our market leadership in the German mobile communications market. We have been voted the best network provider in customer surveys, as we have in the fixed-network segment.

We have also made good progress in terms of restructuring the Group and increasing our efficiency: By the end of 2008, our Save for Service program had already generated annual savings of EUR 4.1 billion – compared with our starting position in terms of expenses in 2006. And we will further increase our efficiency in the years to come.

## Grow abroad with mobile communications.

Overall, mobile communications remain the growth driver within the Group – particularly when it comes to our subsidiaries outside Germany. We increased the number of our mobile customers outside Germany to over 89 million. The number of contract customers alone rose by 5.2 million. The main growth drivers remained our mobile communications subsidiaries in the United States and Eastern Europe. In 2008, these subsidiaries once again delivered double-digit growth in revenue and profit from operations.

We took advantage of good opportunities to grow internationally, also through acquisitions. Our strategic investment in the Greek telecommunications group OTE is an important milestone. OTE is not only the market leader in Greece but serves, through its subsidiaries in five Southeastern and Eastern European countries, more than 18 million mobile and 8.5 million fixed-line customers, 1.5 million of which have broadband access.

## Mobilize the Internet.

Deutsche Telekom is a pioneer of the mobile Internet. More and more people want access to their e-mails, information, entertainment or to their social networks also when they are on the move. Innovative mobile devices such as the Apple iPhone or, most recently, the new Google G1 phone are driving this trend. Therefore, the mobile Internet is increasingly becoming an important source of revenue: In 2008 we increased our Group-wide revenues from mobile data services, excluding text messages, by almost 29 percent to EUR 2.5 billion. Growth in Europe even reached 45 percent.

## Roll out network-centric ICT.

In 2008, we set the course for the future of T-Systems. In doing business with corporate customers, we are now focusing on network-based information and communication technology (ICT) solutions, such as integrated workstation solutions or the dynamic provision of bandwidth, computing and storage capacities. A key strategic step was the partnership with U.S./Indian enterprise Cognizant, sealed in March. This cooperation enables us to offer our systems integration services on improved terms and conditions. The overall realignment of T-Systems is bearing fruit. We have won some major new outsourcing contracts.

We have completed the organizational separation of solutions-oriented corporate customer business from our business with standard products. T Systems is now responsible for supporting around 400 multinational corporate customers as well as key accounts from the public and health sectors, while the largely telecommunications-oriented standard products and services for business customers are marketed by T-Home.

In a nutshell, our successes demonstrate that we are setting the right priorities with our "Focus, fix and grow" strategy. We have succeeded in stabilizing our Company's financial development despite significant decreases in business in the former monopoly area, the fixed network.

## On our way toward a new Deutsche Telekom.

This gives us the strength to continue working toward a new Deutsche Telekom this year: We are transforming the Company from a traditional telephony provider into a modern, innovative service company for the connected life and work of our customers. Our products and services ensure that people can stay in touch with their friends and family via multimedia – anytime, anywhere. We enable our customers to access and share important information, music, videos or photos, whether on the move or at home. With the fastest network connections, top service, and useful communication and value-added services, we want to be the partner of our customers in this increasingly digital world.

People will only accept this offer if they trust us. Data privacy and data security are critical success factors in our industry. We want to improve in these areas, too. To make the information entrusted to us even more secure in the future, we have, among other things, set up a new Board department for Data Privacy, Legal Affairs and Compliance, as well as a high-caliber Data Privacy Advisory Council.

It is a great matter of importance to me to point out that the vast majority of our approximately 230,000 staff are performing with great integrity and doing an outstanding job. I would like to thank them for their commitment to our success in competition and the positive development of our Company over the past two years. This includes in particular the progress in customer service – which was honored this year by Germany's leading consumer testing organization, Stiftung Warentest.

Despite all our restructuring and cost-cutting measures, we also want to create attractive jobs, which we started in 2008. We intend to take on 3,500 new employees in 2009 and to offer trainee positions to a further 3,600 young persons.

With all our successes, we have not lost sight of one objective: to pay you, our shareholders, an attractive return on your capital in the form of an appropriate dividend. Together with the Supervisory Board, we will therefore propose to the shareholders' meeting on April 30 to pay a dividend of EUR 0.78 per share for the 2008 financial year.

We know that you cannot be satisfied with our current share price. Neither are we, and we will not use the economic crisis as an excuse. However, an important initial step toward improvement would be for investors to acknowledge our strategic alignment and our financial and economic strength. The T-Share slightly outperformed European telecommunications stocks and the capital market as a whole over the past year.

I would like to thank you – also on behalf of the entire Board of Management – for the trust you have bestowed upon us. We will do our utmost to justify this trust and to further convince you through our work. We are in the process of shaping a new Deutsche Telekom. And we are confident that in doing so we are pointing the way into a successful future for our customers, for the Company with its staff and for you, our shareholders.

Bonn, February 2009

Sincerely,

René Obermann
Chairman of the Board of Management
Deutsche Telekom AG

# The Board of Management of Deutsche Telekom AG in 2008/2009.

René Obermann.
**Chairman of the Board of Management.**
Born in 1963. After training to become an industrial business administrator at BMW AG in Munich, in 1986 René Obermann set up the ABC Telekom trading company in Münster. In 1991 he became Managing Partner of Hutchison Mobilfunk GmbH, the successor company of ABC Telekom, and was Chairman of the company's Managing Board from 1993 to 1998. Between April 1998 and March 2000, René Obermann was Managing Director, Sales at T-Mobile Deutschland, and then served as Chairman of the Managing Board until March 2002. From June 2001 to December 2002, he was Member of the Board of Management of T-Mobile International AG, responsible for European Operations and Group Synergies. In November 2002, René Obermann moved to the Board of Management of Deutsche Telekom AG, where he headed the department responsible for T-Mobile and, in December 2002, was also appointed Chairman of the Board of Management of T-Mobile International AG. On November 13, 2006 René Obermann took over as Chairman of the Board of Management of Deutsche Telekom AG.

Dr. Karl-Gerhard Eick.
**Board member responsible for Finance and Deputy Chairman of the Board of Management (until Feb. 28, 2009).**
Born in 1954. Karl-Gerhard Eick studied business administration in Augsburg, where he earned his doctorate in 1982. Until 1988 he was employed in various positions at BMW AG in Munich – most recently as Head of Controlling in the Chairman's department. From 1989 to 1991, Dr. Eick worked for WMF AG in Geislingen as Head of Controlling. Between 1991 and 1993, he headed the central unit for Controlling, Planning and IT at Carl Zeiss Gruppe, Oberkochen. From 1993 through 1998, Dr. Eick was in charge of the Finance division on the Board of Management of Gehe AG, Stuttgart, a company of the Haniel group. In 1999 he moved to the group's strategic management holding – Franz Haniel & Cie. GmbH, Duisburg – where he headed the board department for Controlling, Business Administration and IT. Karl-Gerhard Eick has been responsible for the Finance department on Deutsche Telekom AG's Board of Management since January 2000 and has been Deputy Chairman of the Board since 2004. In addition, he assumed temporary responsibility for Deutsche Telekom AG's Human Resources department between January 1 and May 1, 2007. From June 1 through November 30, 2007 Dr. Eick was also interim Member of the Board of Management responsible for Business Customers.



Dr. Manfred Balz.
**Board member responsible for Data Privacy, Legal Affairs and Compliance.**
Born in 1944. After studying law at the universities of Tübingen, Munich, St. Petersburg, and Harvard University in Boston, Dr. Balz worked at the Max Planck Institute for Private Law in Hamburg from 1969 to 1970. Following research periods in Leningrad and Moscow and at Harvard Law School, he began his career at the German Federal Ministry of Justice in 1974. He also worked as General Counsel of Treuhandanstalt Berlin from 1990 to 1993 and as a partner at the international law firm Wilmer, Cutler & Pickering from 1993 to 1997. Manfred Balz was appointed Member of the Deutsche Telekom AG Board of Management responsible for Data Privacy, Legal Affairs and Compliance on October 22, 2008. The new Board department was established on the recommendation of the Board of Management in order to firmly embed in particular the topics of data privacy and data security at the top management level. Prior to his appointment to the Board of Management, Manfred Balz, who holds a doctorate in law, had been General Counsel at Deutsche Telekom since 1997.

Thomas Sattelberger.
**Board member responsible for Human Resources.**
Born in 1949. After completing his business administration studies at the Baden-Württemberg University of Cooperative Education, Thomas Sattelberger started his professional career in the Central Directorate for Education and Development at the Daimler-Benz group in Stuttgart. From 1982 through 1988, he was responsible for training and executive development at the Daimler group company MTU Motoren- und Turbinen-Union GmbH in Munich/Friedrichshafen. In 1989, Thomas Sattelberger became Head of Management Development, Training & Customer Care at Mercedes-Benz AG, International Sales Organization in Stuttgart, which he left in 1990 to become Head of Management Development & Education at Daimler Benz Aerospace AG in Munich. From 1994 to 2003 Thomas Sattelberger worked for Deutsche Lufthansa AG, where he began as Head of Group Executives and HR Development, and in 1999 went on to become Executive Vice President, Product & Service as a member of the Executive Board of Lufthansa Passage Airline, responsible for service operation and product development. Between 2003 and 2007 he served as Chief Human Resources Director of Continental AG in Hanover. Since May 3, 2007 Thomas Sattelberger has been Member of the Deutsche Telekom AG Board of Management responsible for Human Resources and Arbeitsdirektor (Labor Director).

From left to right:
Reinhard Clemens, Timotheus Höttges,
Hamid Akhavan, Dr. Manfred Balz,
Dr. Karl-Gerhard Eick, Thomas Sattelberger
and René Obermann.



Timotheus Höttges.
**Board member responsible for T-Home and Sales & Service.**
Born in 1962. After studying business administration in Cologne, Timotheus Höttges spent three years at the Mummert + Partner business consulting firm in Hamburg. In late 1992 he moved to the VIAG group in Munich, where he held various commercial positions, most recently as a member of the extended management board responsible for Controlling, Mergers & Acquisitions, and was project manager in the merger of VIAG AG with VEBA AG to create E.ON AG. In September 2000 Timotheus Höttges moved to Deutsche Telekom, initially as Managing Director of Finance and Controlling at T-Mobile Deutschland and, from April 2002 to December 2004, as Chairman of the Managing Board of T-Mobile Deutschland. He then became Chief Sales and Service Officer at T-Mobile International. As such, he was responsible for Sales and Service in Europe. Since December 5, 2006, Timotheus Höttges has been Member of the Deutsche Telekom AG Board of Management, responsible for T-Home and for all domestic sales and service activities of T-Mobile and T-Home.

Hamid Akhavan.
**Board member responsible for T-Mobile, Product Development, and Technology and IT Strategy.**
Born in 1961. After graduating in electrical engineering and computer science and receiving a Master's degree from the Massachusetts Institute of Technology (MIT), Hamid Akhavan held several executive positions at Teligent Inc., an international company providing fixed wireless access over broadband lines, and at a number of other technology companies. In September 2001 Hamid Akhavan moved to T-Mobile International AG and in December 2002, was appointed to the T-Mobile Board of Management as Chief Technology and Information Officer (CTO). In addition, in September 2006 he assumed the position of Deutsche Telekom Group CTO. Hamid Akhavan has been responsible for mobile communications on the Board of Management of Deutsche Telekom since December 5, 2006, and is also Chairman of the Board of Management of T-Mobile International AG & Co. KG. He is in charge of the mobile communications subsidiaries in Western and Eastern Europe and of Deutsche Telekom AG's national companies in Europe that are active in both the fixed-network and the mobile-communications markets. Hamid Akhavan's Group-wide responsibilities also include innovation and product-development in the consumer segment as well as the areas of technology, IT and procurement.

Reinhard Clemens.
**Board member responsible for T-Systems.**
Born in 1960. Reinhard Clemens graduated with a degree in electrical engineering from the university in Aachen, where he also worked as a research assistant for the machine tool engineering chair. Reinhard Clemens launched his career as General Manager of the Association for Industry Automation in 1990. From 1994 Reinhard Clemens held various positions in sales, service and outsourcing at the IBM group until he left the company in 2001 to join Systematics AG. There he served as member of the board of management responsible for sales. In 2001 Reinhard Clemens began working for EDS in Germany. As chairman of the executive board, he was responsible for sales, business operations and strategy in Central Europe. Since December 1, 2007 Reinhard Clemens has been Member of the Board of Management of Deutsche Telekom AG, responsible for Business Customers, and Chairman of the T-Systems Board of Management.



# Supervisory Board's report to the 2009 shareholders' meeting.

2008 was a successful year for Deutsche Telekom and a year in which it continued to operate in an extremely intensive competitive and tough regulatory environment. The Group stabilized its business in Germany again in 2008, achieved considerable success above all in its broadband segment, and recorded further international growth. The data misuse affair and general concern for the security of customer data presented the Supervisory Board and the Company's executive bodies with major challenges that they have addressed and will continue to address in the interest of the Company as a whole. The Supervisory Board intensively pursued its responsibility to oversee and advise the Board of Management on managing its business activities in compliance with statutory requirements.

## Supervisory Board activities in the 2008 financial year.

The Supervisory Board continuously monitored the management of business and the management of the Group by the Board of Management. The benchmark for this monitoring role was in particular to ensure that the management of business and the management of the Group were lawful, compliant, appropriate, and efficient. The written and oral reports of the Board of Management formed the primary basis for complying with the statutory task of monitoring. The Board of Management regularly reported to the Supervisory Board on the corporate planning, business developments, and significant business transactions of the Company and of principal subsidiaries and associates. At the meetings of the Supervisory Board and its committees, the Supervisory Board regularly reviewed the current situation of the Company on the basis of the Board of Management's written and oral reports. In particular, the development of the business was discussed in all of the Supervisory Board meetings. The Board of Management completely fulfilled its duties to inform the Supervisory Board. The reports of the Board of Management met the requirements imposed on them by law, good corporate governance, and by the Supervisory Board with regard to both content and scope. In addition to the reports, the Supervisory Board asked for supplementary information and details to be submitted. The Supervisory Board critically analyzed the plausibility of, and scrutinized and reviewed the reports and other information submitted by the Board of Management.

A catalogue produced by the Supervisory Board, which is an integral part of the Rules of Procedure of the Supervisory Board and the Board of Management and is regularly reviewed by the Supervisory Board, lists the types of transactions and measures of fundamental importance for which the Board of Management has to obtain approval from the Supervisory Board. The Supervisory Board discussed with the Board of Management and thoroughly reviewed the transactions and measures that had to be submitted to the Supervisory Board for approval. The discussions and reviews regularly focused on the benefits and effects of the transaction concerned. The Supervisory Board approved all the transactions and measures submitted to it for approval.

Between meeting dates, the Chairman of the Supervisory Board at regular intervals discussed the strategy, business development and risk management of the Company with the Board of Management, and especially its Chairman, and was informed about business activities and significant events.

In addition to the issues covered by legally required regular reports, the following issues were discussed and reviewed in detail by the Supervisory Board:

- Development of the Group's strategy. This was specifically discussed at an in-depth conference attended by the Board of Management and the Supervisory Board.

- Data privacy and data security in conjunction with the establishment of and appointment to the new Board of Management Department for Data Privacy, Legal Affairs and Compliance.

- Review of the data misuse affair and protection of the people involved.

- Development of the regulatory and competitive environment, and the resulting actions associated with Group strategy and planning.

- Budget and medium-term planning and dividend policy of the Group.

- Corporate governance, particularly with a view to the recommendations and suggestions as outlined in the German Corporate Governance Code, the requirements of U.S. law resulting from the Sarbanes-Oxley Act, and the imminent changes resulting from the German Accounting Law Modernization Act (Bilanzrechtsmodernisierungsgesetz – BilMoG).

- Development of the service companies.

- Review of the compensation system for the members of the Board of Management.

- Development of the Group's portfolio of shareholdings, in particular the acquisition of shares in Greece's OTE SA and the sale of Deutsche Telekom Immobilien und Service GmbH.

- Results of the impairment tests that must be carried out at regular intervals under International Financial Reporting Standards (IFRS), and review of accounting methods used for intangible assets in accordance with German GAAP.

- New business customer approach of the Deutsche Telekom Group and the resulting change in business responsibilities at Board of Management level.

- Development of staff requirements and workforce levels in the Deutsche Telekom Group.

- Risk exposure of the Group.

- Supervisory Board's motions for resolution to the shareholders' meeting.

The Supervisory Board and its Audit Committee monitored the Board of Management to verify that it acted lawfully and ensured compliance with legal provisions and internal policies, for example through a compliance unit established throughout the Group. The Supervisory Board and the Audit Committee support the further expansion of this organizational unit by the Board of Management. The Supervisory Board requested regular reports from the Board of Management on the Group-wide risk management and risk controlling systems set up by the Board of Management. On the basis of its reviews, which included discussions with the external auditors, the Supervisory Board came to the conclusion that the Group-wide risk management and risk controlling systems are effective and adequate.

## Organization of the Supervisory Board's activities.

To increase the efficiency of its work, and taking into consideration the specific requirements placed on the Supervisory Board of Deutsche Telekom AG, the Supervisory Board established the following committees (which all have equal representation of shareholders' and employees' interests):

The **General Committee** is responsible for preparing the meetings and major decisions of the Supervisory Board, as well as for all matters relating to the individual members of the Board of Management. Members: Prof. Dr. Ulrich Lehner (chairman since April 25, 2008), Jörg Asmussen (since July 14, 2008), Waltraud Litzenberger (since October 14, 2008), Dr. Thomas Mirow (until June 30, 2008), Dr. Klaus G. Schlede (chairman from February 27 to April 25, 2008), Lothar Schröder, Wilhelm Wegner (until September 30, 2008), Dr. Klaus Zumwinkel (chairman until February 27, 2008).

The **Finance Committee** deals with complex corporate activities in the areas of finance and business management, which are assigned to it by the Chairman of the Supervisory Board or the Supervisory Board as a whole for review and advice. Members: Bernhard Walter (chairman since May 15, 2008), Hermann Josef Becker (since January 15, 2008), Hans Martin Bury (since May 15, 2008), Lawrence H. Guffey, Lothar Holzwarth (since December 17, 2008), Waltraud Litzenberger (since October 14, 2008), Dr. Klaus G. Schlede (chairman until May 15, 2008), Lothar Schröder (until December 4, 2008), Wilhelm Wegner (until September 30, 2008).

The topics dealt with by the **Audit Committee** include those allocated to it in accordance with German legislation and the German Corporate Governance Code. Furthermore, within the scope of mandatory German law, the Audit Committee also deals with all those duties which are allocated to an audit committee under applicable U.S. law with respect to listed corporations with their registered office outside the United States. In consideration of the changes ensuing from the German Accounting Law Modernization Act, the Audit Committee has extended and detailed its competencies in respect of the duties assigned to it by the Supervisory Board. The members of the Audit Committee are the same as those of the Finance Committee.

The **Staff Committee** deals with personnel matters at Deutsche Telekom AG, in particular the Company's staff structure and human resources development and planning. Members: Lothar Schröder (chairman), Dr. Hubertus von Grünberg, Prof. Dr. Ulrich Lehner (since April 25, 2008), Waltraud Litzenberger (since October 14, 2008), Dr. Klaus G. Schlede (from February 27 to April 25, 2008), Wilhelm Wegner (until September 30, 2008), Dr. Klaus Zumwinkel (until February 27, 2008).

The **Nomination Committee,** which was newly established in 2007, is responsible for proposing to the Supervisory Board suitable candidates for recommendation to the shareholders' meeting for election. In accordance with the recommendation outlined in the German Corporate Governance Code, this committee consists exclusively of shareholder representatives. Members: Prof. Dr. Ulrich Lehner (chairman since April 25, 2008), Jörg Asmussen (since July 14, 2008), Dr. Thomas Mirow (until June 30, 2008), Dr. Klaus G. Schlede (chairman from February 27 to April 25, 2008), Dr. Klaus Zumwinkel (chairman until February 27, 2008).

The **Mediation Committee** required pursuant to § 27 (3) of the German Codetermination Act (Mitbestimmungsgesetz – MitbestG) performs the duties incumbent on it under the law. Members: Prof. Dr. Ulrich Lehner (chairman since April 25, 2008), Dr. Hubertus von Grünberg, Waltraud Litzenberger (since October 14, 2008), Dr. Klaus G. Schlede (chairman from February 27 to April 25, 2008), Lothar Schröder, Wilhelm Wegner (until September 30, 2008), Dr. Klaus Zumwinkel (chairman until February 27, 2008).

The chairpersons of each committee regularly informed the Supervisory Board of the content and results of committee meetings.

## Meetings of the Supervisory Board.

In the 2008 financial year, the Supervisory Board held four regular meetings and six extraordinary meetings. The Supervisory Board also met for an in-depth conference with the Board of Management to discuss the Group's strategic alignment. The General Committee of the Supervisory Board met eight times during the reporting year. The Audit Committee held five, and the Finance Committee two meetings in the 2008 financial year. The Supervisory Board's Staff Committee met once. In addition, there was one joint meeting of the General and Finance Committees. There were no events subject to reporting in accordance with the recommendations of the German Corporate Governance Code with regard to the frequency of the Board members' participation in Supervisory Board meetings in the 2008 financial year.

## Conflicts of interest.

Ulrich Hocker is a member of the Supervisory Board of Deutsche Telekom AG and is also Manager in Chief of Deutsche Schutzvereinigung für Wertpapierbesitz e.V. (DSW). DSW represents and supports the interests of investors in various judicial and extra-judicial proceedings against Deutsche Telekom AG, particularly in appraisal rights proceedings associated with the merger of T-Online International AG into Deutsche Telekom AG and in proceedings connected with prospectus liability claims. To ensure from the outset that no conflict of interest could arise in connection with proceedings conducted or supported by DSW against Deutsche Telekom AG, Mr. Hocker declared to the Supervisory Board that, as a member of the Supervisory Board, he would decline to receive reports or information, participate in decisions or attend Supervisory Board or committee meetings where matters in which DSW was representing or supporting interests against Deutsche Telekom AG were discussed. Mr. Hocker also stated that, where necessary, he would consult the Chairman of the Supervisory Board to determine how to address any conflict of interest.

Prof. Dr. von Schimmelmann pointed out that he is also a member of the Board of Directors at accenture. In the Supervisory Board's view, this does not automatically represent a conflict of interests that would prejudice Prof. Dr. von Schimmelmann's independent status. Prof. Dr. von Schimmelmann declined to receive reports or information, participate in decisions or attend Supervisory Board or committee meetings which could involve a concrete conflict of interests. Should the need arise in individual cases, Prof. Dr. von Schimmelmann will consult the Chairman of the Supervisory Board to determine how to address any conflict of interest that occurs.

## Corporate governance.

The Supervisory Board and Board of Management are aware that good corporate governance in the interests of the Company's shareholders and capital markets is an essential precondition for corporate success. The German Corporate Governance Code and a number of relevant provisions under U.S. law have therefore been integrated in the Company's statutes. In December 2008, the Board of Management and Supervisory Board issued their annual declaration of conformity with the Corporate Governance Code. The Company's corporate governance policy is also presented in greater detail in a separate chapter of this Annual Report (pages 42–46). In the 2009 financial year, the Supervisory Board again plans to hold its regular efficiency review in compliance with item 5.6 of the German Corporate Governance Code.

## Changes in the composition of the Board of Management.

By its resolution dated October 14, 2008, the Supervisory Board established the new Board of Management Department for Data Privacy, Legal Affairs and Compliance. Dr. Manfred Balz, who was formerly General Counsel at Deutsche Telekom, was appointed as the Board member responsible for the new department effective October 22, 2008.

Dr. Karl-Gerhard Eick reached agreement with the Supervisory Board that he would resign his seat on the Board of Management with effect from midnight on February 28, 2009 in order to assume the post of Chairman at Arcandor AG.

At its meeting on February 26, 2009, the Supervisory Board appointed Mr. Timotheus Höttges as the new Member of the Board of Management for Finance effective March 1, 2009 and Mr. Niek Jan van Damme as the new Member of the Board of Management for T-Home, Sales & Service, also effective March 1, 2009. The establishment of a new Board of Management department for Southeastern Europe was also approved at the meeting on February 26, 2009 to account for the growing significance of the Southeastern European region and to bundle responsibility for the existing, integrated operations in the region following the take-over of management control of the Greek company OTE. Mr. Guido Kerkhoff was appointed as a member of the Group Board of Management effective March 1, 2009 with the task of setting up this unit.

At the same meeting, the Supervisory Board also indicated its fundamental support for a new target structure. In future, marketing in the standard business is to be handled on a regional basis. As such, the various remaining fixed-network and mobile communications units are to be brought under uniform management. In addition, the procurement, technology and IT, as well as product and innovation development functions are to be integrated more closely and to be managed within a single department under the leadership of Mr. Akhavan. As part of this measure, Mr. van Damme is to have integrated responsibility for sales, marketing and customer service in Germany. The realignment is to be introduced rapidly in an overarching project and completed by the middle of the year.

## Changes in the composition of the Supervisory Board.

**Shareholder representatives:** In the 2008 financial year, Dr. Klaus Zumwinkel resigned as Chairman of the Supervisory Board and as a member of the Supervisory Board at its meeting on February 27, 2008. Dr. Arndt Overlack was appointed to the Supervisory Board by court order effective March 6, 2008 and resigned from office with effect from midnight on April 16, 2008. Dr. Klaus G. Schlede chaired the Supervisory Board from February 27 to April 25, 2008 and resigned as a member of the Supervisory Board effective the end of the 2008 shareholders' meeting on May 15, 2008. Prof. Dr. Ulrich Lehner was appointed to the Supervisory Board by court order effective April 17, 2008 and elected Chairman of the Supervisory Board effective April 25, 2008. At the shareholders' meeting on May 15, 2008 he and Hans Martin Bury were elected shareholder representatives on the Supervisory Board until the end of the shareholders' meeting that approves the actions of the Supervisory Board for the 2012 financial year. Dr. Thomas Mirow resigned his seat with effect from midnight on June 30, 2008. He was replaced by Jörg Asmussen, who was appointed to the Supervisory Board by court order effective July 1, 2008 until the 2009 shareholders' meeting. Ingrid Matthäus-Maier resigned her seat on the Supervisory Board with effect from midnight on September 30, 2008. She was replaced by Dr. Ulrich Schröder, who was appointed to the Supervisory Board by court order effective October 1, 2008 until the 2009 shareholders' meeting.

**Employee representatives:** Wilhelm Wegner resigned his seat as an employee representative on the Supervisory Board with effect from midnight on September 30, 2008 because of his retirement from the Company. He was replaced by Hans-Jürgen Kallmeier, who was appointed to the Supervisory Board by court order with effect from October 15, 2008. All employee representatives were confirmed in office by the assembly of company delegates on December 4, 2008.

The Supervisory Board would like to thank the former members of both Boards for the effort they committed to the good of the Company.

## Review of annual financial statements of the parent company and consolidated financial statements for the 2008 financial year.

The Board of Management prepared the annual financial statements and the management report as well as the consolidated financial statements and the Group management report of Deutsche Telekom AG on February 9, 2009 and submitted them, together with the proposal for the appropriation of net income, on time to the Supervisory Board.

PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt/Main, and Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Stuttgart, which were jointly appointed as auditors of the single-entity financial statements and auditors of the consolidated financial statements (external auditors) for the 2008 financial year by the shareholders' meeting, audited the annual financial statements as of December 31, 2008 and the management report prepared in accordance with the provisions of the German Commercial Code (Handelsgesetzbuch – HGB) as well as the consolidated financial statements as of December 31, 2008 and the Group management report prepared in accordance with IFRS as adopted by the EU and the additional requirements of German commercial law pursuant to § 315a (1) HGB. They issued an unqualified audit opinion in each case. The audit of the consolidated financial statements also included the additional request to express an opinion as to whether they comply with IFRS as issued by the IASB.

The auditors submitted their reports on the nature and extent as well as the result of their audits (audit reports) to the Supervisory Board. The documentation on the aforementioned financial statements, the auditors' audit reports, and the Board of Management's proposal for the appropriation of net income were made available to the members of the Supervisory Board in good time.

The Supervisory Board also reviewed the documents submitted by the Board of Management and the audit reports of the external auditors.

In preparation for the Supervisory Board's review and resolution, the Audit Committee first concerned itself thoroughly with the aforementioned documents. At its meeting held on February 25, 2009, the Audit Committee asked the members of the Board of Management to explain thoroughly the annual financial statements, the management report, the consolidated financial statements, and the Group management report, as well as the Board of Management's proposal for the appropriation of net income. In addition, questions posed by committee members were answered. Moreover, the external auditors, who also attended the meeting, explained their audits, in particular their key audit areas and the significant results of their audits, as well as their audit reports. The members of the Audit Committee took cognizance of and critically reviewed the audit reports and audit opinions, and discussed them, as well as the audits themselves, with the auditors. The review included questions about the nature and extent of the audits and about the audit results. The Audit Committee satisfied itself that the audits and audit reports were compliant. In particular, it satisfied itself that the audit reports – as well as the audits conducted by the external auditors – met the legal requirements. The Audit Committee recommended to the Supervisory Board that it should approve the results of the audits by the auditors and, since in its opinion there were no objections to the documents submitted by the Board of Management, approve the annual financial statements and the consolidated financial statements and concur with the proposal of the Board of Management for the appropriation of net income.

The Supervisory Board performed the final review of the annual financial statements, management report, consolidated financial statements, and Group management report as well as the Board of Management's proposal for the appropriation of net income on February 26, 2009, taking into account the report and recommendations of the Audit Committee and the audit reports of the external auditors. The members of the Board of Management also attended this meeting, explained the documents they had submitted, and answered the questions of the members of the Supervisory Board. The external auditors also attended this meeting, reported on their audits and their main audit results, explained their audit reports, and answered questions of the members of the Supervisory Board on the nature and extent of the audits and the audit results. This and the report presented by the Audit Committee allowed the Supervisory Board to satisfy itself that the audits and audit reports were compliant. Following the recommendation of the Audit Committee, the Supervisory Board concurred with the result of the audits conducted by the external auditors.

Based on the final result of the Supervisory Board's own review of the annual financial statements, management report, consolidated financial statements, and Group management report as well as the Board of Management's proposal for the appropriation of net income, there were no objections to be raised. Following the recommendation of the Audit Committee, the Supervisory Board approved the annual financial statements and the consolidated financial statements. In particular, the Supervisory Board approved the transfer of EUR 0.0 in profit after income taxes from the single-entity financial statements of Deutsche Telekom AG (income after taxes) to other retained earnings in accordance with § 58 (2) of the German Stock Corporation Act (Aktiengesetz – AktG) in conjunction with § 19 (3) of the Articles of Incorporation. The approval of the Supervisory Board means that the annual financial statements are approved. The Supervisory Board's assessment of the position of the Company and the Group is the same as that of the Board of Management presented in its management report and Group management report.

In accordance with the recommendations of the Audit Committee, the Supervisory Board approved the Board of Management's proposal for the appropriation of net income and concurred with its proposal. At the time of the approval of the Company's medium-term financial planning for the next three years by the Board of Management and the Supervisory Board on December 2, 2008, the Supervisory Board concerned itself intensively with the medium-term financial and investment plans, in particular with the development of earnings, free cash flow, and balance sheet ratios. The Board of Management's proposal regarding the appropriation of net income, submitted on February 9, 2009, was discussed at the Audit Committee meeting on February 25, 2009 and the Supervisory Board meeting on February 26, 2009, with external auditors present at both meetings. The proposal foresaw a total dividend payment of around EUR 3.4 billion and a carryforward of the remaining balance to unappropriated net income of around EUR 2.0 billion. In consideration of the medium-term finance and investment plans and in particular the development of the Company's earnings, free cash flow, and balance sheet ratios, and in the interest of an attractive dividend policy, the proposal was adopted.

## Review of the dependent company report.

The Board of Management's dependent company report for the 2008 financial year was approved by the Board of Management on February 9, 2009 and presented to the Supervisory Board in good time.

The external auditors audited the dependent company report and issued the following audit opinion:

"Based on the results of our statutory audit and our judgment we confirm that
1. the actual information in the report is correct;
2. the Company's compensation with respect to the legal transactions listed in the report was not inappropriately high."

The external auditors submitted the audit report to the Supervisory Board. The dependent company report and the respective audit report were made available to all members of the Supervisory Board in good time.

The Supervisory Board for its part reviewed the dependent company report of the Board of Management and the audit report of the external auditors.

In preparation for the Supervisory Board's review and resolution, the Audit Committee first concerned itself thoroughly with the aforementioned documents. At its meeting held on February 25, 2009, the Audit Committee asked the members of the Board of Management to explain the details of the dependent company report. In addition, questions posed by committee members were answered. Moreover, the external auditors, who also attended the meeting, reported on their audit, in particular their key audit areas and the significant results of their audit, and explained their audit report. The members of the Audit Committee took cognizance of and critically reviewed the audit report and audit opinion, and discussed them, as well as the audits themselves, with the auditors. The review included questions about the nature and extent of the audit and about the audit results. The Audit Committee satisfied itself that the audit and audit report were compliant. In particular, it satisfied itself that the audit report – as well as the audit conducted by the external auditors – met the legal requirements. The Audit Committee recommended to the Supervisory Board to approve the results presented by the external auditors, as the committee sees no grounds for objections to the Board of Management's declaration on the dependent company report.

The Supervisory Board performed the final review at its meeting on February 26, 2009, taking into account the audit report of the external auditors. The members of the Board of Management also attended this meeting, explained the dependent company report, and answered the questions of the members of the Supervisory Board. The external auditors also attended this meeting, reported on their audit of the dependent company report and their main audit results, explained their audit report, and answered questions of the members of the Supervisory Board on the nature and extent of the audit of the dependent company report and the audit results. This and the report presented by the Audit Committee allowed the Supervisory Board to satisfy itself that the audit of the dependent company report and audit report were compliant. In particular, it satisfied itself that the audit report – as well as the audit conducted by the external auditors – met the legal requirements. The Supervisory Board examined the dependent company report above all for completeness and accuracy. In doing so, it also satisfied itself that the group of dependent companies had been defined with due care and that the necessary systems for recording legal transactions and measures subject to disclosure had been put in place. The review did not reveal any indications of objections to the dependent company report. Following the recommendation of the Audit Committee, the Supervisory Board concurred with the result of the audit of the dependent company report conducted by the external auditors. Based on the final result of the Supervisory Board's own review of the dependent company report, there are no objections to the Board of Management's declaration on the dependent company report.

The Supervisory Board would like to thank the members of the Board of Management and all of Deutsche Telekom's employees for their commitment and dedication in the 2008 financial year.

Bonn, February 26, 2009
The Supervisory Board

Prof. Dr. Ulrich Lehner
Chairman

# Members of the Supervisory Board of Deutsche Telekom AG in 2008

## including seats at other companies.

**Prof. Dr. Ulrich Lehner.**
Member of the Supervisory Board since April 17, 2008
Chairman of the Supervisory Board since April 25, 2008
Member of the Shareholders' Committee of Henkel AG & Co. KGaA, Düsseldorf
- E.ON AG, Düsseldorf (since 4/2003)
- Henkel Management AG, Düsseldorf (since 2/2008)
- HSBC Trinkaus & Burkhardt AG, Düsseldorf (since 6/2004)
- Dr. Ing. h.c. F. Porsche AG, Stuttgart (since 1/2007)
- Porsche Automobil Holding SE, Stuttgart (since 11/2007)
- ThyssenKrupp AG, Düsseldorf (since 1/2008)

**Member of comparable supervisory bodies of companies in Germany or abroad:**
- Dr. August Oetker KG, Bielefeld, Member of the Advisory Board (since 3/2000)
- Novartis AG, Basle, Member of the Board of Directors (since 3/2002)

**Lothar Schröder.**
Member of the Supervisory Board since June 22, 2006
Deputy Chairman of the Supervisory Board since June 29, 2006
Member of the ver.di National Executive Board, Berlin
- T-Mobile Deutschland GmbH, Bonn (since 8/2003), Deputy Chairman of the Supervisory Board (since 9/2003)

**Jörg Asmussen.**
Member of the Supervisory Board since July 1, 2008
State Secretary, Federal Ministry of Finance, Berlin
- Deutsche Gesellschaft für Technische Zusammenarbeit GmbH (GTZ), Frankfurt/Main (since 9/2008)

**Hermann Josef Becker.**
Member of the Supervisory Board since January 1, 2008
Member of the management of Deutsche Telekom Direct Sales and Consulting and Chairman of the Group Executive Staff Representation Committee and Executive Staff Representation Committee at Deutsche Telekom AG, Bonn
– no other seats –

**Monika Brandl.**
Member of the Supervisory Board since November 6, 2002
Chairwoman of the Central Works Council at Group Headquarters/GHS, Deutsche Telekom AG, Bonn
– no other seats –

**Hans Martin Bury.**
Member of the Supervisory Board since May 15, 2008
Member of the Management Board of Lehman Brothers Bankhaus AG, Frankfurt/Main (until November 15, 2008)
Managing Director, Nomura Bank Deutschland GmbH, Frankfurt/Main (from November 16, 2008 to March 31, 2009)
Managing Partner, Hering Schuppener Strategieberatung für Kommunikation GmbH, Düsseldorf (from April 1, 2009)
– no other seats –

**Josef Falbisoner.**
Member of the Supervisory Board since October 2, 1997
Chairman of the District of Bavaria, ver.di trade union, Munich
- PSD Bank eG, Munich, Augsburg office (since 6/1994)

**Dr. Hubertus von Grünberg.**
Member of the Supervisory Board since May 25, 2000
Serves on the Supervisory Board of Continental Aktiengesellschaft, Hanover, and on other supervisory boards
- Allianz Versicherungs-AG, Munich (since 5/1998)
- Continental AG, Hanover (since 6/1999), Chairman of the Supervisory Board (until 2/2009)

**Member of comparable supervisory bodies of companies in Germany or abroad:**
- ABB Ltd., Zurich, Switzerland, Chairman of the Board of Directors (since 5/2007)
- Schindler Holding AG, Hergiswil, Switzerland, Board of Directors (since 5/1999)

**Lawrence H. Guffey.**
Member of the Supervisory Board since June 1, 2006
Senior Managing Director, The Blackstone Group International Ltd., London, United Kingdom

**Member of comparable supervisory bodies of companies in Germany or abroad:**
- Axtel Ote Corp., San Pedro Gaza Garcia, Nuevo Leon, Mexico (since 4/2000)
- Cineworld Corp., London, United Kingdom (since 10/2004)
- TDC AS Corp., Copenhagen, Denmark (since 2/2006)
- Paris Review, New York, United States (since 7/2006)

**Ulrich Hocker.**
Member of the Supervisory Board since October 14, 2006
Manager in Chief, Deutsche Schutzvereinigung für Wertpapierbesitz e.V. (DSW), Düsseldorf
- Arcandor AG, Essen (since 7/1998)
- E.ON AG, Düsseldorf (since 6/2000)
- Feri Finance AG, Bad Homburg (since 12/2001), Deputy Chairman of the Supervisory Board (since 12/2005)
- ThyssenKrupp Stainless AG, Duisburg (since 11/2005)

**Member of comparable supervisory bodies of companies in Germany or abroad:**
- Gartmore SICAV, Luxembourg (since 5/2005)
- Phoenix Mecano AG, Stein am Rhein, Switzerland (since 8/1988), President of the Administrative Board (since 7/2003)

**Lothar Holzwarth.**
Member of the Supervisory Board since November 6, 2002
Chairman of the Group Works Council at T-Systems, Bonn
- PSD Bank RheinNeckarSaar eG (since 1/1996), Deputy Chairman of the Supervisory Board (since 6/2008), Chairman of the Supervisory Board (from 7/2006 to 5/2008)
- T-Systems Business Services GmbH, Bonn (since 9/2006)

**Hans-Jürgen Kallmeier.**
Member of the Supervisory Board since October 15, 2008
Chairman of the Central Works Council at T-Systems Enterprise Services GmbH, Frankfurt/Main
– no other seats –

**Sylvia Kühnast.**
Member of the Supervisory Board since May 3, 2007
Expert consultant to the Central Works Council at T-Mobile Deutschland GmbH, Hanover
– no other seats –

**Waltraud Litzenberger.**
Member of the Supervisory Board since June 1, 1999
Chairwoman of the Group Works Council and the European Works Council at Deutsche Telekom AG, Bonn (since October 1, 2008; Deputy Chairwoman until September 30, 2008)
- PSD Bank Koblenz eG, Koblenz (since 9/1998)

**Michael Löffler.**
Member of the Supervisory Board since January 1, 1995
Member of the Works Council at Deutsche Telekom Netzproduktion GmbH, Bonn, Technical Infrastructure Branch Office, Central/Eastern District
– no other seats –

**Prof. Dr.-Ing. Wolfgang Reitzle.**
Member of the Supervisory Board since February 10, 2005
Chairman of the Executive Board, Linde AG, Munich
- KION Group GmbH, Wiesbaden (since 6/2007)
- The BOC Group plc.*, Guildford, United Kingdom (since 9/2007)

**Prof. Dr. Wulf von Schimmelmann.**
Member of the Supervisory Board since May 3, 2006
Former Chairman of the Board of Management, Deutsche Postbank AG, Bonn
- Deutsche Postbank AG, Bonn (since 8/2007), Chairman of the Supervisory Board (since 12/2008)
- maxingvest ag, Hamburg (since 8/2003); (formerly: Tchibo Holding AG)

**Member of comparable supervisory bodies of companies in Germany or abroad:**
- accenture Corp., Irving, Texas, United States (since 10/2001)
- Altadis S.A., Madrid, Spain (until 3/2008)
- BAWAG P.S.K. AG, Vienna, Austria, Chairman of the Supervisory Board (since 7/2007)

**Dr. Ulrich Schröder.**
Member of the Supervisory Board since October 1, 2008
Chairman of the Board of Managing Directors of KfW Bankengruppe
- ProHealth AG, Munich (since 5/2003)
- Deutsche Post AG, Bonn (since 9/2008)

**Michael Sommer.**
Member of the Supervisory Board since April 15, 2000
Chairman of the German Confederation of Trade Unions (DGB), Berlin
- Deutsche Postbank AG, Bonn, Deputy Chairman of the Supervisory Board (since 11/1997)
- Salzgitter AG, Salzgitter (since 9/2005)

**Member of comparable supervisory bodies of companies in Germany or abroad:**
- KfW Bankengruppe, Frankfurt/Main, Board of Supervisory Directors (since 1/2003)

**Bernhard Walter.**
Member of the Supervisory Board since May 27, 1999
Former Chairman of the Board of Managing Directors, Dresdner Bank AG, Frankfurt/Main
- Bilfinger Berger AG, Mannheim (since 7/1998), Chairman of the Supervisory Board (since 5/2006)
- Daimler AG, Stuttgart (since 5/1998)
- Henkel AG & Co. KGaA, Düsseldorf (since 5/1998)
- Hypo Real Estate Holding AG, Munich, Deputy Chairman of the Supervisory Board (since 11/2008)
- Staatliche Porzellan-Manufaktur Meißen GmbH, Meißen, Deputy Chairman of the Supervisory Board (until 4/2008)
- Wintershall AG, Kassel, Deputy Chairman of the Supervisory Board (until 12/2008)
- Wintershall Holding AG, Kassel, Deputy Chairman of the Supervisory Board (until 12/2008)

* Supervisory board seats in companies that are part of the same group, as defined in § 100 (2), Sentence 2 AktG (German Stock Corporation Act).

**The following individuals resigned from the Supervisory Board in 2008:**

**Ingrid Matthäus-Maier.**
Member of the Supervisory Board
from May 3, 2006 to September 30, 2008
Former Member of the Board of Managing Directors,
KfW Bankengruppe, Frankfurt/Main
- Deutsche Post AG, Bonn (until 8/2008)
- Deutsche Steinkohle AG, Herne/RAG Aktiengesellschaft, Essen (until 2/2008)
- IPEX GmbH (from 1/2008 to 9/2008)
- Salzgitter Mannesmann Handel GmbH, Düsseldorf (since 3/2000)

**Dr. Thomas Mirow.**
Member of the Supervisory Board
from January 17, 2006 to June 30, 2008
Former State Secretary, Federal Ministry of Finance, Berlin
until June 30, 2008
– no other seats –

**Dr. Arndt Overlack.**
Member of the Supervisory Board
from March 6, 2008 to April 16, 2008
Lawyer
- Bestmalz AG, Heidelberg, Chairman of the Supervisory Board (since 9/2001)
- SÜBA Beteiligungs AG, Vienna, Austria, Chairman of the Supervisory Board (since 5/2005)
- SÜBA Bau und Baubetreuung AG, Vienna, Austria, Chairman of the Supervisory Board (since 5/2005)

**Member of comparable supervisory bodies of companies in Germany or abroad:**
- SUEBA USA Corporation, Houston, United States, Board of Directors (since 7/2007)

**Dr. Klaus G. Schlede.**
Member of the Supervisory Board
from May 20, 2003 to May 15, 2008
Chairman of the Supervisory Board
from February 27, 2008 to April 25, 2008
Member of the Supervisory Board of
Deutsche Lufthansa AG, Cologne
- Deutsche Postbank AG, Bonn (until 5/2008)
- Deutsche Lufthansa AG, Cologne (since 6/1998)

**Member of comparable supervisory bodies of companies in Germany or abroad:**
- Swiss International Air Lines AG, Basle, Switzerland (since 9/2005)

**Wilhelm Wegner.**
Member of the Supervisory Board
from July 1, 1996 to September 30, 2008
Former Chairman of the Group Works Council and
the European Works Council at Deutsche Telekom AG, Bonn
(until September 30, 2008)
- VPV Allgemeine Versicherungs-AG, Cologne (since 8/1995)
- VPV Holding AG, Stuttgart (since 1/2002)
- Vereinigte Postversicherung VVaG, Stuttgart (since 7/1998)

**Dr. Klaus Zumwinkel.**
Member of the Supervisory Board
from March 7, 2003 to February 27, 2008
Chairman of the Supervisory Board
from March 14, 2003 to February 27, 2008
Former Chairman of the Board of Management,
Deutsche Post AG, Bonn
- Arcandor AG, Essen (until 12/2008)
- Deutsche Lufthansa AG, Cologne (until 4/2008)
- Deutsche Postbank AG, Bonn*, Chairman of the Supervisory Board (until 2/2008)

**Member of comparable supervisory bodies of companies in Germany or abroad:**
- Morgan Stanley, New York, United States, Board of Directors (until 4/2008)

* Supervisory board seats in companies that are part of the same group, as defined in § 100 (2), Sentence 2 AktG (German Stock Corporation Act).

# Members of the Board of Management of Deutsche Telekom AG in 2008



## including seats on the supervisory boards of other companies.

**René Obermann.**
Chairman of the Board of Management since November 13, 2006

**Member of the supervisory boards of the following subsidiaries, associates and joint ventures:**
- T-Mobile International AG, Bonn (since 11/2006), Chairman of the Supervisory Board (since 12/2006)
- T-Mobile USA Inc., Bellevue, United States, (since 1/2003), Chairman of the Board of Directors (since 12/2006)
- T-Systems Business Services GmbH, Bonn, Chairman of the Supervisory Board (since 12/2006)
- T-Systems Enterprise Services GmbH, Frankfurt/Main, Chairman of the Supervisory Board (since 12/2006)

**Hamid Akhavan.**
Board member responsible for T-Mobile, Product Development, and Technology and IT Strategy since December 5, 2006

**Member of the supervisory boards of the following subsidiaries, associates and joint ventures:**
- HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE S.A.), Maroussi, Athens, Greece (since 6/2008)
- T-Mobile Deutschland GmbH, Bonn, Chairman of the Supervisory Board (since 1/2007)
- T-Mobile Czech Republic a.s., Prague, Czech Republic (since 2/2003)
- T-Mobile Netherlands Holding B.V., The Hague, Netherlands (since 1/2004)
- T-Mobile UK Ltd., Hertfordshire, United Kingdom (since 3/2004)
- T-Venture Holding GmbH, Bonn, Chairman of the Supervisory Board (since 8/2004)

**Dr. Manfred Balz.**
Board member responsible for Data Privacy, Legal Affairs and Compliance since October 22, 2008
– no other seats –

**Reinhard Clemens.**
Board member responsible for T-Systems since December, 1 2007
– no other seats –

**Timotheus Höttges.**
Board member responsible for T-Home and Sales & Service since December 5, 2006

**Member of the supervisory boards of the following subsidiaries, associates and joint ventures:**
- Deutsche Telekom Technischer Service GmbH, Bonn, Chairman of the Supervisory Board (since 10/2007)
- Deutsche Telekom Kundenservice GmbH, Bonn, Chairman of the Supervisory Board (since 11/2007)
- Deutsche Telekom Netzproduktion GmbH, Bonn, Chairman of the Supervisory Board (since 10/2007)
- T-Mobile Deutschland GmbH, Bonn (since 4/2005)
- Telekom Shop Vertriebsgesellschaft mbH, Bonn (formerly: T-Punkt Vertriebsgesellschaft mbH) (since 6/2004), Chairman of the Supervisory Board (since 12/2006)

**Thomas Sattelberger.**
Board member responsible for Human Resources since May 3, 2007

**Member of the supervisory boards of the following subsidiaries, associates and joint ventures:**
- T-Mobile International AG, Bonn (since 6/2007)
- T-Systems Business Services GmbH, Bonn (since 6/2007)
- T-Systems Enterprise Services GmbH, Frankfurt/Main (since 6/2007)

**Board members leaving during 2009:**

**Dr. Karl-Gerhard Eick.**
Deputy Chairman of the Board of Management
Board member responsible for Finance
from January 1, 2000 to February 28, 2009

**Member of the supervisory boards of the following subsidiaries, associates and joint ventures:**
- DeTe Immobilien, Deutsche Telekom Immobilien und Service GmbH, Münster (until 9/2008)
- HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE S.A.), Maroussi, Athens, Greece (since 6/2008)
- T-Mobile International AG, Bonn (since 3/2000)
- T-Systems Business Services GmbH, Bonn (since 12/2005)
- T-Systems Enterprise Services GmbH, Frankfurt/Main (since 6/2002)

**Member of comparable supervisory bodies of companies in Germany or abroad:**
- CORPUS SIREO Holding GmbH & Co. KG, Cologne, Chairman of the Supervisory Board (since 9/2007)
- Deutsche Bank AG, Frankfurt/Main (since 8/2004)
- FC Bayern München AG, Munich (since 10/2004)
- STRABAG Property and Facility Services GmbH, Frankfurt/Main (since 10/2008)
- Thomas Cook Group plc, Peterborough, United Kingdom, Board of Directors (since 12/2008)

# Corporate governance.

Sound, systematic corporate governance is particularly important for Deutsche Telekom, an international group with numerous subsidiaries and associated companies. Our Company adheres to national provisions such as the recommendations of the Government Commission for a German Corporate Governance Code as well as international standards applicable to listings on international stock exchanges such as the New York Stock Exchange. The regulations of the United States, including the Sarbanes-Oxley Act which also applies to Deutsche Telekom, are of particular relevance in this context. The Supervisory Board and the Board of Management are convinced that sound corporate governance, taking company and industry-specific issues into account, is an important building block for the future success of Deutsche Telekom. Accordingly, responsibility for compliance with the principles of sound corporate governance is vested in senior management.

In the 2008 financial year, the Board of Management and Supervisory Board once again carefully examined the corporate governance of Deutsche Telekom AG and the Deutsche Telekom Group as well as the contents of the Corporate Governance Code. During the reporting period just ended, Deutsche Telekom AG once again fulfilled all of the Code's recommendations. The Supervisory Board and Board of Management of Deutsche Telekom AG therefore released an unqualified Declaration of Conformity with the German Corporate Governance Code on December 4, 2008:

**Declaration of Conformity pursuant to § 161 of the German Stock Corporation Act (Aktiengesetz – AktG)**

I. The Supervisory Board and Board of Management of Deutsche Telekom AG hereby declare that, in the period since submission of the most recent declaration of conformity pursuant to § 161 AktG on December 6, 2007, Deutsche Telekom AG has complied with the recommendations of the Government Commission for a German Corporate Governance Code announced by the Federal Ministry of Justice on July 20, 2007 in the official section of the electronic Federal Gazette (Bundesanzeiger), without exception.

II. The Supervisory Board and Board of Management of Deutsche Telekom AG hereby declare further that Deutsche Telekom AG complies with the recommendations of the Government Commission for a German Corporate Governance Code, published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (Bundesanzeiger) on August 8, 2008, without exception.

This Declaration of Conformity can be found on the Deutsche Telekom website (www.telekom.com) via the following path: Investor Relations/ Corporate Governance/Declaration of Conformity. This website also provides access to the superseded Declarations of Conformity from previous years.

## Deutsche Telekom AG and its shareholders.

Deutsche Telekom AG has around 2.6 million shareholders worldwide. Due to the wide distribution of shares, the Company makes every effort to keep its shareholders up to date on company developments. To enable a continuous flow of information, the Company operates the T-Share Forum (Forum T-Aktie) which offers shareholders news on current developments and events on a regular basis. The Deutsche Telekom AG website (www.telekom.com) also contains extensive information for retail and institutional investors. A company newsletter, which appears at regular intervals, is another source of useful information for shareholders. The German-language newsletter can be ordered online at the Deutsche Telekom website (German section only).

Non-classified company information is published on the Deutsche Telekom website in German and English.

Shareholders are eligible to participate in the shareholders' meeting and to exercise their voting rights at the shareholders' meeting if they are entered in the shareholders' register and have registered with the Company on time. Voting rights may also be exercised by a proxy. Deutsche Telekom AG was one of the first companies in Germany to broadcast its shareholders' meetings to the public over the Internet and to enable proxies to be appointed and voting instructions conveyed over the web. Voting instructions to Deutsche Telekom AG's proxy voters can be changed via the online dialog even during the shareholders' meeting, until shortly before votes are cast.

## Cooperation between the Supervisory Board and the Board of Management.

The Supervisory Board and the Board of Management work closely together for the good of the Company and maintain regular contact. The Supervisory Board of Deutsche Telekom AG holds four regular meetings a year. In 2008 there were also six extraordinary meetings and an in-depth conference on the strategic alignment of the Company. One central subject of the extraordinary meetings was the tips received in the second quarter concerning far-reaching incidents of data misuse within Deutsche Telekom AG in particular, together with the issues of data privacy and data security. The Board of Management keeps the Supervisory Board fully and regularly informed in good time of all relevant business developments, plans, potential risks, risk management, compliance, as well as of any deviations from original business plans. The Board of Management regularly submits written reports. The reporting obligations of the Board of Management have been specified by the Supervisory Board and go beyond statutory requirements. The activities of the Board of Management and the Supervisory Board are specified in separate Rules of Procedure. The Rules of Procedure of the Board of Management provide guidance in particular with regard to the departmental responsibilities of its individual members, matters reserved for the Board of Management as a whole, and the majorities required for resolutions. The chair of the Board of Management regularly exchanges information with the chair of the Supervisory Board.

## Composition of the Board of Management.

Board of Management responsibilities are distributed across seven Board departments. In addition to the central management areas assigned to the chairperson of the Board of Management, the Board member responsible for Finance, the Board member responsible for Human Resources, and the new Board of Management department for Data Privacy, Legal Affairs and Compliance, there are three Board departments that combine business area-specific and Group-wide tasks: The Board member responsible for T-Systems; the Board member responsible for T-Home and Sales & Service, and the Board member responsible for T-Mobile, Product Development and Technology and IT Strategy. As a rule, members of the Board of Management should not be older than 62 years of age.

## Composition of the Supervisory Board.

The Supervisory Board of Deutsche Telekom AG consists of twenty members, ten representing the shareholders and ten representing the employees. The Supervisory Board members representing the shareholders are elected by the shareholders' meeting by simple majority. As in previous years, the elections to the Supervisory Board were held on an individual basis at the last shareholders' meeting on May 15, 2008. The terms of office of the individual Supervisory Board members representing the shareholders end on different dates. This makes it possible to adjust the composition of the Supervisory Board of Deutsche Telekom AG to respond rapidly to any changes in requirements. The Supervisory Board members representing employees were elected by the employees at the delegates' assembly on December 4, 2008 according to the provisions of the German Codetermination Act (Mitbestimmungsgesetz – MitbestG). For details about replacements of Supervisory Board members during the reporting period, please refer to the Supervisory Board's report to the shareholders' meeting on pages 30–37 of this Annual Report. After careful study of the issue, the Supervisory Board is convinced that it has a sufficient number of independent members to provide impartial advice to and monitor the Board of Management.

## Tasks assigned to the Supervisory Board.

The Supervisory Board advises the Board of Management on issues concerning the governance of the Company and supervises and reviews its activities. The Supervisory Board is directly involved in all decisions of strategic importance to the Company. The work of the Supervisory Board is specified in the Rules of Procedure. To clarify the reporting requirements on the part of the Board of Management, the Supervisory Board has defined a catalogue of transactions subject to approval. This catalogue forms an integral part of the Rules of Procedure for the Supervisory Board and the Board of Management, respectively.

In order to perform its tasks more effectively, the Supervisory Board has currently established six committees: the Mediation Committee as required under § 27(3) MitbestG; the General Committee to deal with personnel matters of the Board of Management and prepare such issues and the meetings in general for the Supervisory Board; the Staff Committee to advise the Board of Management on personnel questions not connected with the Board of Management; the Finance Committee to deal with complex financial issues and with budgets; and an Audit Committee that performs the tasks of an audit committee in accordance with the German Corporate Governance Code as well as, within the scope of mandatory German law, the tasks of an audit committee under U.S. law, and deals with the annual financial statements before they are discussed by the entire Supervisory Board. Furthermore, the Supervisory Board has formed a Nomination Committee, which consists exclusively of shareholder representatives. The Nomination Committee is responsible for proposing to the Supervisory Board suitable candidates for recommendation to the shareholders' meeting for election.

The committee chairs report to the Supervisory Board on a regular basis on the work of the committees. The chairman of the Audit Committee, Mr. Bernhard Walter, is particularly knowledgeable and experienced in the use of accounting standards and internal control procedures. He is also a financial expert within the meaning of the Sarbanes-Oxley Act. Mr. Bernhard Walter is not a former member of the Board of Management of the Company.

The Supervisory Board has set an age limit according to which, as a rule, no person shall be proposed at the shareholders' meeting for election to the Supervisory Board if, during the term of office for which he or she is to be elected, that person would become 72 years of age.

To the extent permitted under the terms of the law, the Supervisory Board makes use of modern communication media to expedite its work and accelerate the decision-making process in the interests of the Company.

The chair of the Supervisory Board coordinates the work of the Supervisory Board and presides over its meetings. Over and above his or her organizational duties in the Supervisory Board, the chair of the Supervisory Board maintains regular contact with the chair of the Board of Management and with the Board of Management as a whole, in order to stay informed about the Company's strategy, business developments, risk management policy and management measures, and to discuss these with the Board of Management. In this context, the chair of the Board of Management advises the chair of the Supervisory Board of all events that are significant to the situation, development, and governance of the Company.

For further details on the work of the Supervisory Board and its committees, please refer to the Supervisory Board's report to the shareholders' meeting on pages 30–37 of this Annual Report.

## Avoiding conflicts of interest.

Board of Management members and Supervisory Board members are obliged to disclose immediately any conflicts of interest to the Supervisory Board. Any functions assumed by members of the Board of Management that are not covered by the Board of Management mandate are subject to approval by the General Committee of the Supervisory Board.

In addition to the provisions of § 15a of the German Securities Trading Act (Wertpapierhandelsgesetz – WpHG), the Company has issued Guidelines on Insider Trading which regulate trading of Deutsche Telekom Group securities by Board members, executive officers and employees, and assure the necessary degree of transparency.

Total direct or indirect holdings of shares in the Company or associated financial instruments by members of the Board of Management and the Supervisory Board do not exceed 1 percent of the shares issued by the Company.

## Risk and opportunity management.

The management of opportunities and risks arising in connection with the Company's business activities is of fundamental importance to the Board of Management and the Supervisory Board for professional corporate governance. The Board of Management receives regular reports from the Risk Management department of the Company concerning current risks and their development. In turn, it reports to the Supervisory Board on the risk exposure and the risk management system. The risk management system in place at Deutsche Telekom is evaluated by the external auditors and is constantly being expanded and improved. The Audit Committee deals with risk management, including monitoring the effectiveness of the internal risk management system, and thus implements any changes required by the German Accounting Law Modernization Act (Bilanzrechtsmodernisierungsgesetz – BilMoG). In addition to financial risks, risk management also includes risks to the Company's reputation. For more information please refer to the section entitled "Risk and opportunity management" of this Annual Report (pages 96–104).

## Compliance.

Compliance with legal requirements and Group-internal rules is a significant element of corporate governance for the management of Deutsche Telekom. The Code of Conduct and the Code of Ethics of Deutsche Telekom have been introduced as part of a values and compliance program. The Code of Conduct defines how employees and management should practice value-based and legally compliant conduct in their daily business activities. The Code of Ethics obliges the members of the Group Board of Management and persons who carry special responsibility for financial reporting to act honestly and in compliance with legal provisions.

Another element of the Company's values and compliance program is a whistleblower portal that allows users to anonymously report information on potential or actual misconduct by telephone, letter, or electronically. Compliance is monitored by the Audit Committee of the Supervisory Board.

To reduce risks relating to criminal behavior (fraud) within the Group, Deutsche Telekom's Group Board of Management has set up a standardized Group-wide anti-fraud management system, with the aim of creating structures for the prevention, detection, and penalization of fraud in the Company.

Deutsche Telekom has a Group-wide compliance organization, which is continuously being expanded. The first element to be introduced was a Compliance Committee that supports the Board of Management in setting up and developing the framework for an effective values and compliance management system. The members of the Compliance Committee are experienced managers in the areas of compliance, legal affairs, corporate auditing, corporate security, and human resources. The significance of compliance was underlined once again in the past year by the pooling of compliance activities in the newly created Data Privacy, Legal Affairs and Compliance Board of Management department.

The focus in 2009 is on the risk-oriented further development of the existing values and compliance program as part of which the compliance awareness training sessions successfully launched in 2008 will be continued in the form of classroom training and eLearning campaigns.

## Internal controls over financial reporting.

Deutsche Telekom meets the strict requirements of the U.S. capital markets, specifically Section 404 of the Sarbanes-Oxley Act (S-OX404). To this end, Deutsche Telekom implemented a process to systematically assess the effectiveness of its internal controls over financial reporting. Evidence of its effectiveness throughout the Group has again been provided for the 2008 financial year. The Audit Committee assumes the task of monitoring the accounting and financial reporting processes on behalf of the Supervisory Board. The system of internal controls over financial reporting is updated on an ongoing basis and monitored separately by Internal Auditing and external auditors.

The Audit Committee also monitors the effectiveness of the internal control system, which goes beyond financial reporting and is therefore already prepared for the outstanding changes required by the German Accounting Law Modernization Act in 2009.

## Accounting and audit of financial statements.

An agreement has been reached with the external auditors that the chair of the Supervisory Board/the Audit Committee shall be advised immediately of any issues uncovered during the audit that might give rise to statements of exclusion or reservation in the auditors' report, unless these issues can be resolved forthwith. Moreover, it has been agreed that the auditors shall immediately report any findings and issues which emerge during the audit and which have a direct bearing upon the tasks of the Supervisory Board. According to this agreement, the auditors undertake to inform the Supervisory Board or make a note in their report of any facts discovered during the audit which might indicate a discrepancy in the Declaration of Conformity with the German Corporate Governance Code submitted by the Board of Management and Supervisory Board.

## Securities-based incentive systems.

Specific details of the securities-based incentive systems of the Company are contained in the notes to the consolidated financial statements on pages 184–187 under "Stock-based compensation plans" and on pages 193–199 under "Compensation of the Board of Management and Supervisory Board in accordance with § 314 HGB" of this Annual Report. These details in the notes to the consolidated financial statements are also an integral part of this Corporate Governance report.

## Report on the compensation of the Board of Management.

The compensation of each member of the Board of Management is reported in the notes to the consolidated financial statements, broken down in accordance with statutory requirements into fixed and performance-related components and long-term incentives. For details, please refer to pages 193–199 of this Annual Report under "Compensation of the Board of Management and Supervisory Board in accordance with § 314 HGB." These details in the notes to the consolidated financial statements are also an integral part of this Corporate Governance report. A summary of the structure and main features of Board of Management compensation is given below.

The compensation system for the Board of Management, including the main elements of their service contracts, is defined and regularly reviewed by the Supervisory Board. The General Committee of the Supervisory Board approves the individual provisions of the Board of Management members' service contracts within the scope of this compensation system. The compensation of the Board of Management members is comprised of various elements. It includes fixed as well as short- and longer-term variable components, various fringe benefits that are also detailed for each Board member in the notes and which are generally payable in the form of benefits in kind, insurance contributions, or taxable non-cash benefits, as well as Board of Management pension entitlements.

The variable components include both components tied to the annual business results and long-term incentives containing risk elements.

The **annual variable component** is based on the extent to which each member of the Board of Management achieves the targets assigned to them by the General Committee of the Supervisory Board before the beginning of each financial year. If the targets associated with the variable elements of remuneration are achieved in full, around two thirds of the total remuneration will be variable and one third fixed.

Benefits based on the Mid-Term Incentive Plan are offered as **long-term incentives containing risk elements.** There are also entitlements from stock option plans (see below for details of the 2001 Stock Option Plan). The **Mid-Term Incentive Plan** of Deutsche Telekom AG (MTIP) is a Group-wide long-term compensation instrument for senior executives. The members of the Board of Management have participated in it since the 2004 financial year. The plan has a term of three years and is launched annually on a rolling basis for five years. It consists of two share-based, additive and equally weighted success parameters. For the 2008 financial year – as for 2006 and 2007 – one absolute and one relative plan target have been set. The absolute plan target is related to the increase in value of the Deutsche Telekom share. The relative plan target requires the total return of the Deutsche Telekom share to outperform the Dow Jones Euro STOXX® Total Return Index. The tranche of the 2006 MTIP achieved the relative share price development target but not the absolute share price development target. This means 50 percent of the award amount can be paid out for the 2006 tranche. For details, please refer to the notes to the consolidated financial statements on pages 195-196 of this Annual Report.

The **2001 Stock Option Plan** was closed for the Board of Management already in 2004. Options granted to current and former members of the Board of Management from tranches of the 2001 Stock Option Plan can still be exercised, provided that the necessary conditions are met. For details, please refer to the notes to the consolidated financial statements on pages 195-196 of this Annual Report. These details in the notes to the consolidated financial statements are also an integral part of this Corporate Governance report.

The terms of the service contracts of the Board of Management members are linked to the term of appointment as a member of the Board of Management. To account for the Company's entitlement to terminate the appointment without this constituting cause for the simultaneous termination of the service agreement, the agreements of all the members of the Board of Management of Deutsche Telekom AG contain a clause specifying the maximum severance amount payable to the Board members in the event of their departure in such circumstances.

As a rule, the Board member's agreements stipulate a clause prohibiting them from joining a competitor after their departure.

Service contracts for members of the Board of Management include a provision in case of premature termination without good cause allowing a compensation payment which, in line with the recommendations of the Corporate Governance Code, is restricted to a maximum of two years' remuneration (severance cap) and may not exceed the remuneration due for the remaining term of the service contract.

The members of the Board of Management are on principle entitled to a company pension. Its structure depends on the final salary received which means that Board of Management members receive a company pension based on a fixed percentage (between 5 and 6 percent) of their last fixed annual salary for each year of service rendered prior to their date of retirement. The maximum pension entitlement, attainable after ten years of Board of Management membership, is 50 (or 60) percent. The rights to benefits are generally vested in accordance with statutory provisions (or contractually vested immediately, in specific cases). Benefits are paid in the form of a lifelong old-age pension, an early-retirement pension, disability pension, and widow and orphans' pension. All other required details can be found in the notes to the consolidated financial statements on pages 193-199 of this Annual Report under "Compensation of the Board of Management and Supervisory Board in accordance with § 314 HGB." These details in the notes to the consolidated financial statements are also an integral part of this Corporate Governance report.

Members of the Board of Management receive no third-party remuneration for their activity as Board members.

For details of the compensation system and a specification of the long-term incentives containing risk elements, please refer to the notes to the consolidated financial statements, on pages 193-199 of this Annual Report under "Compensation of the Board of Management and Supervisory Board in accordance with § 314 HGB," or to the company website (www.telekom.com) under Investor Relations/Corporate Governance/Incentive plans. These details in the notes to the consolidated financial statements are an integral part of this Corporate Governance report.

## Report on the compensation of the Supervisory Board.

The compensation of the members of the Supervisory Board is specified in § 13 of the Articles of Incorporation. It takes account of the responsibilities and scope of activity of the members of the Supervisory Board, as well as the financial position and success of the Company. In addition to fixed compensation, the members of the Supervisory Board receive performance-related compensation based on the development of net profit per share. Performance-related compensation also includes variable components linked to the long-term performance of the Company. Special functions such as that of chair or deputy chair of the Supervisory Board and chair or member of any of its committees are taken into account.

The compensation of each member of the Supervisory Board is reported in the notes to the consolidated financial statements, broken down in accordance with statutory requirements into its individual components. For details please refer to pages 193-199 of this Annual Report under "Compensation of the Board of Management and Supervisory Board in accordance with § 314 HGB." These details in the notes to the consolidated financial statements are also an integral part of this Corporate Governance report.

No other remuneration was paid by the Company to the members of the Supervisory Board, or advantages extended for services provided individually, in particular advisory services or agency services.

# The T-Share.



Financial crisis impacting capital markets worldwide // Telecommunications values relatively strong

**T-Share information.**

| | 2008 | 2007 |
|---|---|---|
| **Xetra closing prices (€)** | | |
| Share price on the last trading day | 10.75 | 15.02 |
| Year high | 15.55 | 15.28 |
| Year low | 9.00 | 12.18 |
| **Trading volume** | | |
| German exchanges (billions of shares) | 8.4 | 7.9 |
| New York Stock Exchange (ADRs) (millions of shares) | 380 | 245 |
| Tokyo Stock Exchange (millions of shares) | 0.2 | 0.6 |
| **Market capitalization on the last trading day (billions of €)** | **46.9** | **65.5** |
| **Weighting of the T-Share in major stock indexes on the last trading day** | | |
| DAX 30 (%) | 7.2 | 5.3 |
| Dow Jones Euro STOXX® 50 (%) | 1.6 | 1.4 |
| **T-Share – key figures** | | |
| Earnings per share (basic and diluted) (€) | 0.34 | 0.13 |
| Proposed dividend (€) | 0.78 | 0.78 |
| Number of shares issued (millions, at year-end) | 4,361.32 | 4,361.30 |

## Capital markets environment.

2008 was one of the hardest years to date for the world's leading benchmark indexes. The crisis in the real estate and finance sectors that started in 2007 escalated into a real liquidity and financial market crisis in 2008 when large numbers of financial enterprises were forced to file for bankruptcy, have their losses absorbed by the state, or ensure their survival by merging with other companies. The liquidity crisis also spilled over from the finance sector to encompass other sectors of industry so that, by year-end 2008, the world's three largest economies, the U.S., Germany and Japan, found themselves facing recession.

## Development of international indexes.

Stock markets weakened drastically in 2008, indexes such as the Dow Jones fell by 33.8 percent, DAX by 40.4 percent, Nikkei 225 by 42.0 percent and Euro STOXX® 50 by 44.3 percent, the broader STOXX® 600 by 46 percent. 2002 was the only year in which the DAX had reported a greater decline.

The Dow Jones and S & P 500 indexes witnessed the steepest fall in prices since the economic crisis of 1931. The Nikkei 225 index suffered its worst full-year performance in history. The last two months of 2008 saw capital markets calm down somewhat as governments and national central banks launched numerous emergency and stimulus packages.

## T-Share performance.

The T-Share asserted its position in this difficult environment. In the telecommunications sector, KPN, France Télécom, Vodafone, and Deutsche Telekom, and Telefónica all demonstrated relative strength and far better developments than their respective national indexes. This trend reflects the fact that, in the turbulent capital markets, defensive stocks such as shares in telecommunications companies offer a particularly attractive investment. The T-Share closed 2008 down 28.4 percent on the year at EUR 10.75. This put the T-Share in 7th place and therefore in the top third of the DAX stock listing for the year. The T-Share reached its annual high of EUR 15.55 on January 9, 2008 and its annual low of EUR 9.00 on October 10, 2008.

**T-Share as compared to DAX, DJ Euro STOXX® 50 and DJ Europe STOXX® Telecommunications.**

January 1 through December 31, 2008



130
120
110
100
90
80
70
60
50
40
30
1
2
3
4
5
6
7
8
9
10
11
12
Deutsche Telekom
DAX
DJ Euro STOXX® 50
DJ Europe STOXX® Telecommunications


**T-Share as compared to other telecommunications companies.**

January 1 through December 31, 2008



130
120
110
100
90
80
70
60
50
40
30
1
2
3
4
5
6
7
8
9
10
11
12
Deutsche Telekom
France Télécom
British Telecom
Telefónica
Telecom Italia
KPN
Vodafone

**Shareholder structure.** *
At December 31, 2008


57 % Institutional investors
11 % Retail investors
17 % KfW Bankengruppe
15 % Federal Republic

* Total free float based on rounded figures (December 2008).

**Geographical distribution of free float.** *
At December 31, 2008


36 % Germany
31 % USA/Canada
16 % Rest of Europe
15 % United Kingdom
2 % Rest of World

* Total free float based on rounded figures (December 2008).

## Dividend.

The Board of Management and Supervisory Board of Deutsche Telekom AG propose to this year's shareholders' meeting, to be held on April 30, 2009, the distribution of a dividend of EUR 0.78 per share.

## Shareholder structure.

Looking at the free float, the shareholder structure of Deutsche Telekom AG changed during the 2008 financial year. The proportion of institutional investors rose from approximately 51 percent in the prior year to approximately 57 percent of the total share capital as of December 31, 2008, while the share of retail investors fell from around 17 percent in 2007 to around 11 percent. Free float continued to account for 68.3 percent of the total share capital. The Federal Republic's shareholding including that of KfW Bankengruppe (formerly Kreditanstalt für Wiederaufbau) is therefore still approximately 32 percent.

## Investor relations.

Deutsche Telekom maintained its close contact with the capital market in the 2008 financial year. As in previous years, the Company held numerous individual and group discussions during its roadshows. Top management and Investor Relations executives personally presented the Group strategy and the Company's financial position along with annual and quarterly results to institutional equity and bond investors, retail investors, and financial analysts in Europe, Asia and North America.

Direct contact with the capital markets was also maintained on the occasion of the 2008 GSMA Mobile World Congress in Barcelona, IFA in Berlin, the analysts' conferences held in Bonn, and international investors' conferences.

Comprehensive online services were again available to Deutsche Telekom AG's shareholders in the 2008 financial year and, on request, shareholders will have the option of receiving notifications regarding the shareholders' meeting by e-mail in the future as well. In addition, the Internet dialog also facilitates the ongoing expansion of electronic communication with shareholders. Through the personal profiles they have set up, shareholders can order tickets for the shareholders' meeting, and shareholders not attending in person can change voting instructions while the shareholders' meeting is in progress, until shortly before votes are cast.

In addition, the newsletter of the T-Share Forum (Forum T-Aktie – FTA) reports on the most recent quarterly results and the annual financial statements of the Group. It also covers significant developments and events as well as the Group strategy, and contains special offers for subscribers to the T-Share Forum. The newsletter is available for download from the Investor Relations website. The free newsletter can also be sent out in a printed version or by e-mail. Last year, shareholders and other persons interested in the T-Share made intensive use of the services of Deutsche Telekom AG's T-Share Forum. The FTA processed around 17,000 inquiries, whereby the number of telephone inquiries fell significantly compared with the 2007 financial year. The FTA team is available on weekdays from 8 a.m. to 6 p.m. at +49 (0) 228 181 88333 (fax +49 (0) 228 181 88339) or by e-mail on forum-taktie@telekom.de to answer any questions from retail investors relating to Deutsche Telekom.

Our results for the 2008 financial year show that the Group's "Focus, fix and grow" strategy is right. Not only did we achieve our financial targets, we even exceeded them – despite the tough market environment and continued intense competitive and price pressure. At around EUR 19.5 billion, adjusted EBITDA was slightly higher than our initial forecast. Free cash flow of EUR 7 billion also exceeded our own expectations by EUR 0.4 billion. We increased net profit excluding special factors by 14 percent to EUR 3.4 billion while keeping our net debt almost stable at EUR 38.2 billion.

We invested EUR 8.7 billion, EUR 0.7 billion more than in the previous year, in future technologies and service improvements.



# Group management report

# Deutsche Telekom Group management report.

Net revenue amounted to EUR 61.7 billion compared with EUR 62.5 billion in 2007; exchange rate effects totaling EUR 1.3 billion impact on net revenue; share of international revenue amounts to 53.2 percent // Group EBITDA up 6.6 percent to EUR 18.0 billion; EBITDA adjusted for special factors at EUR 19.5 billion compared with EUR 19.3 billion in the prior year // Net profit increased year-on-year from EUR 0.6 billion to EUR 1.5 billion; net profit adjusted for special factors up EUR 0.4 billion to EUR 3.4 billion // Free cash flow before dividend payments up from EUR 6.6 billion to EUR 7.0 billion

Mobile customer base increased to 128.3 million in the reporting year // Number of broadband lines up 7.9 percent year-on-year to 15.0 million; 33.8 million fixed-network lines at the end of 2008 compared with 36.6 million in the prior year // Adjusted for deconsolidations, volume of new orders in the Business Customers operating segment increased by 5.2 percent

## Further successes with the "Focus, fix and grow" strategy.

Despite continued intense competitive and price pressure in the German as well as Central and Eastern European markets, net revenue remained constant year-on-year when changes in exchange rates and the composition of the Group are excluded. Group EBITDA and net profit increased significantly. These results confirm that Deutsche Telekom successfully continued its "Focus, fix and grow" strategy in the 2008 reporting year.

Net revenue decreased 1.4 percent year-on-year to EUR 61.7 billion. Particularly exchange rate effects totaling EUR 1.3 billion, mainly from the translation of U.S. dollars and pound sterling, had a negative effect on net revenue. While the proportion of net revenue generated outside Germany increased to EUR 32.8 billion or 53.2 percent, the Broadband/Fixed Network operating segment in particular recorded a decrease in domestic revenue. Especially healthy customer growth in the Mobile Communications USA operating segment had an offsetting effect.

Group EBITDA increased in the reporting year by around EUR 1.1 billion or 6.6 percent to EUR 18.0 billion. Special factors amounting to EUR 1.4 billion had a negative effect on Group EBITDA, mainly on account of expenses incurred in connection with staff-related and restructuring measures. These special factors amounted to EUR 2.4 billion in 2007. The Group's adjusted EBITDA increased to EUR 19.5 billion as a result of cost savings and enhanced efficiency.

Net profit rose year-on-year, mainly due to lower expenses for staff-related measures. The increase in EBITDA adjusted for special factors and predominantly lower depreciation, amortization and impairment losses led to an increase in adjusted net profit from EUR 3.0 billion in the previous year to EUR 3.4 billion in the reporting year.

Free cash flow (before dividend payments) rose by around EUR 0.5 billion to EUR 7.0 billion. The increase was primarily attributable to favorable changes in working capital and lower interest payments. Income tax payments had an offsetting effect, however. Payments of EUR 0.5 billion were recorded in 2008, compared with receipts of EUR 0.2 billion in the prior year. In addition, cash outflows for intangible assets and property, plant and equipment increased, primarily as a result of the 2G and 3G network roll-out in the United States.

## Mobile Communications segments expand customer base to 128.3 million.

Once again, the Mobile Communications segments were the Group's growth drivers in 2008. T-Mobile Deutschland added 3.1 million new customers in the **Mobile Communications Europe** operating segment in the 2008 reporting year, bringing the number of customers* in Germany to 39.1 million at the end of 2008. The number of contract customers developed particularly positively. A change in the legal situation as regards the procedure for deactivating prepay customers in Germany has already led to an increase in the prepay customer base since the beginning of 2007. Total customer figures also continued to rise at all national companies in the Mobile Communications Europe operating segment with the exception of T-Mobile UK and T-Mobile Slovensko. Overall, the customer base in Europe increased to 95.6 million. In addition to successes in Western Europe (including Poland), the mobile communications subsidiaries in Southeastern Europe added a total of 1.0 million new customers, bringing the mobile customer base to 12.3 million. The number of contract customers grew by 3.3 million in Europe in 2008. In Germany and the other markets in which T-Mobile offers the Apple iPhone 3G, this device made a significant contribution to this customer growth.

The **Mobile Communications USA** operating segment increased its customer base during the year. The number of customers at the end of 2008 increased to 32.8 million with a total of 4.1 million net new customers in the year, including 1.1 million customers acquired as a result of the acquisition of SunCom Wireless Holdings, Inc. (SunCom). The acquisition of regional mobile communications provider SunCom in February 2008 enabled T-Mobile USA to expand its presence to the Southeastern United States, as well as to Puerto Rico and the Virgin Islands.

## Strong DSL growth.

Demand among German customers for fast DSL connections continues to rise. According to information from (N)ONLINER Atlas 2008, 65 percent of Germans are now online. Internal estimates put Deutsche Telekom's German market share of existing DSL customers in the **Broadband/Fixed Network** operating segment at around 46 percent in 2008, helped to a considerable extent by the take-up of the complete packages with higher bandwidth, additional features, and enhanced customer service. Voice and Internet communications products proved particularly popular. Just under 67 percent of customers signing up for one of the complete packages in 2008 opted for a Call & Surf package. In addition, Stiftung Warentest consumer testing organization awarded Deutsche Telekom the title of Best Internet Provider in the 11/2008 issue of its magazine.

**Key financial figures for the Deutsche Telekom Group.**

| millions of € | **2008** | 2007[a] | 2006[a] |
|---|---|---|---|
| Net revenue | 61,666 | 62,516 | 61,347 |
| Of which: international revenue | 32,781 | 31,822 | 28,887 |
| EBITDA[b] | 18,015 | 16,897 | 16,321 |
| EBITDA (adjusted for special factors)[b] | 19,459 | 19,326 | 19,434 |
| Profit after income taxes | 2,024 | 1,080 | 3,582 |
| Profit after income taxes (adjusted for special factors)[b] | 3,995 | 3,526 | 4,283 |
| Net profit | 1,483 | 571 | 3,173 |
| Net profit (adjusted for special factors)[b] | 3,426 | 3,005 | 3,858 |
| Shareholders' equity | 43,112 | 45,245 | 49,678 |
| Net debt[c] | 38,158 | 37,236 | 39,555 |
| Free cash flow (before dividend payments)[d] | 7,033 | 6,581 | 2,983 |
| Employees (average) | 234,887 | 243,736 | 248,480 |

[a] Accounting change in line with IFRIC 12. Comparative periods adjusted. For a detailed description see the notes to the consolidated financial statements.
[b] Deutsche Telekom defines EBITDA as profit/loss from operations before depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA and adjusted EBITDA, as well as special factors affecting profit/loss after income taxes and net profit, please refer to the section on "Development of business in the Group."
[c] Deutsche Telekom considers "net debt" to be an important measure for investors, analysts, and rating agencies. This measure is common practice within Deutsche Telekom's competitive environment, but other companies may define it differently. For detailed information, please refer to the section on "Development of business in the Group."
[d] Deutsche Telekom defines free cash flow as cash generated from operations less interest paid and net cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment. Deutsche Telekom is of the opinion that the "free cash flow (before dividend payments)" indicator is used by investors as a measure to assess the Group's net cash from operating activities after deduction of cash outflows for intangible assets (excluding goodwill) and property, plant and equipment, in particular with regard to subsidiaries, associates and joint ventures, and the repayment of liabilities. Free cash flow (before dividend payments) should not be used to determine the financial position of the Group. There is only limited comparability between Deutsche Telekom's definition of free cash flow and methods of calculating this measure and similarly designated measures and disclosures of other companies.

The new fixed-price Entertain packages allow customers to watch television in excellent quality, surf the Internet at high speeds, and make telephone calls. A total of around 150 TV channels and an online video shop with more than 3,000 movies on demand are available to viewers. In addition, around 2,000 titles are available free of charge. Since mid-December 2008, around 2,500 German and international Web radio stations – a service provided by Phonostar – have also been accessible via Entertain.

* For the definition of customer numbers, please refer to the section on "Development of business" in the Mobile Communications Europe operating segment.

To cope with the demand for fast Internet connections, Deutsche Telekom provided a growing number of towns and cities with ADSL2+ and the even faster VDSL in the 2008 reporting year. Along with VDSL roll-out in 50 towns and cities, Deutsche Telekom is working with local authorities to enable improved DSL coverage in rural areas, provided a partnership can be established that makes sound business sense. Cooperation projects were arranged with around 300 municipalities for DSL expansion in 2008 alone. This was in addition to 100 municipalities where broadband supply could be realized without the support of the local authorities. Overall, Deutsche Telekom can supply around 96 percent of households with DSL lines. Compared with the previous year, this is an increase of two percentage points. Since July 2007, Congstar has been offering one-stop individualized packages throughout Germany comprising broadband Internet access (DSL) and mobile communications without a minimum contract period. The company has also had complete connections comprising a telephone line and Internet access in its portfolio since August 2008. Prepaid mobile communications products were particularly successful and received several awards. Congstar itself was voted "Mobile discount provider of 2008" by the readers of "connect" magazine.

Growth in the broadband market has also remained steady outside Germany. The Broadband/Fixed Network operating segment is active on the Central and Eastern European market via Deutsche Telekom's international subsidiaries. Despite the competitive pressure in the fixed-network market, the Central and Eastern European majority holdings posted double-digit growth rates courtesy of their broadband packages. Triple play is also becoming increasingly popular in Central and Eastern Europe. Deutsche Telekom's subsidiaries in Croatia, Slovakia, Hungary, Macedonia and Montenegro had added a total of more than 220,000 customers by the end of the reporting year.

In Hungary, Magyar Telekom is planning to expand the next-generation access network to connect 1.2 million households. Magyar Telekom aims to provide fiber-to-the-home (FTTH) network access to around 780,000 households and to upgrade another 380,000 households. The new network supports higher bandwidth of up to 100 megabits per second and improves cost efficiency. In Slovakia, Slovak Telekom maintained its pole position on the broadband Internet market in spite of difficult competitive conditions. As the largest provider of IPTV services in Slovakia, Slovak Telekom is able to provide reliable high-speed connections based on the optical access network for over 133,000 households. In line with the strategy of further expanding broadband Internet access in Slovakia, Slovak Telekom is planning to make access to all services via the optical infrastructure available to around 250,000 households. As part of its network strategy, the Croatian subsidiary T-Hrvatski Telekom intends to migrate its network to a single IP-based platform in order to increase efficiency and extend its service offering. The time frame for this migration will primarily depend on the development of broadband penetration in the coming years.

## New forward-looking projects for business and corporate customers.

Demand among corporate customers for efficient systems solutions based on IP infrastructure is rising sharply. The **Business Customers** operating segment is taking advantage of this development through T-Systems by providing its customers with an integrated service offering comprising network-centric information and communications technology (ICT). The key element in this strategy is providing the customer with combined IT and telecommunications services with an end-to-end service guarantee. The aim is to become one of the most significant global ICT service providers. T-Systems already leads the field in core markets such as Germany, Austria and Switzerland. The outsourcing contract with Royal Dutch Shell is just one example of the success of this strategy. T-Systems will operate Shell's global computing and data storage centers in Europe, North America and Asia for a period of five years.

The ICT service provider also boosted its international business with customers outside Germany. This included contracts with Airbus to set up and operate a high-performance network in Asia, and with Bosch for a new network infrastructure connecting more than 200 locations in the Asia-Pacific region and data centers in America and Europe. Overall, these success stories confirm the international strategy T-Systems launched in the previous year, of focusing on network-centric ICT services for corporate customers in Western European core markets and to meet their global requirement for integrated IT and telecommunications solutions.

A number of future-oriented contracts were also signed in Germany. T-Systems is installing the new dealer management system (incadea.engine®) for BMW dealers and automotive dealership groups, for example. The system supports dealerships' business processes in the areas of sales, service, parts sales, inventory management, financial accounting, and time management. T-Systems also further expanded its position in the public sector. The Federal Ministry of the Interior has awarded T-Systems a contract for the "universal public authorities' phone number 115" put in place to provide the public with a single phone number to reach public authorities throughout Germany. In addition, the Federal Ministry of the Interior and T-Systems, together with other companies and users, will launch the De-Mail test in mid 2009. This promising means of communication will make Germany a pioneer in the area of trustworthy and legally binding Internet communication.

# Group organization.



New Board of Management department for Data Privacy, Legal Affairs and Compliance //
Strategic realignment of the Business Customers segment

## Organizational structure and business activities.

Deutsche Telekom is an integrated telecommunications provider. The Group offers its customers around the world a comprehensive portfolio of state-of-the-art services in the areas of telecommunications and IT.

The Deutsche Telekom Group's organizational and management structure comprises five operating segments: Mobile Communications Europe, Mobile Communications USA, Broadband/Fixed Network, Business Customers, and Group Headquarters & Shared Services.

The **Mobile Communications Europe** operating segment bundles all activities of T-Mobile International AG in Germany, the United Kingdom, Poland, the Czech Republic, the Netherlands, and Austria, as well as Deutsche Telekom's other mobile communications activities in Hungary, Croatia, Slovakia, Macedonia, and Montenegro.

The **Mobile Communications USA** operating segment combines all activities of T-Mobile International AG in the U.S. market.

All entities in the two Mobile Communications segments Europe and USA offer mobile voice and data services to consumers and business customers. The T-Mobile subsidiaries also market mobile devices and other hardware in connection with the services offered. In addition, T-Mobile services are sold to resellers and to companies that buy network services and market them independently to third parties (mobile virtual network operators, or MVNOs).

The **Broadband/Fixed Network** operating segment offers consumers and business customers traditional fixed-network services, broadband Internet access, and multimedia services on the basis of a state-of-the-art telecommunications infrastructure. This segment also conducts business with national and international network operators and with resellers (wholesale including resale). In addition, it provides wholesale telecommunications services for Deutsche Telekom's other operating segments. Outside Germany, the Broadband/Fixed Network operating segment has a presence in Central and Eastern Europe, namely in Hungary, Croatia, Slovakia, Macedonia, Bulgaria, Romania, and Montenegro.

At the start of 2008, Deutsche Telekom realigned the business model for its **Business Customers** operating segment to create a clear, functional structure. A key element of the current business model is the separation of the sales and production functions, each assuming global responsibility. One area provides ICT products and solutions for large multinational enterprises (corporate customers), the other resells telecommunications and IT products to around 160,000 medium-sized enterprises (business customers). The production function is subdivided into the two core areas of ICT Operations (ICTO) and Systems Integration (SI).

Deutsche Telekom has considerably expanded its offshore resources through the partnership concluded with Cognizant in March 2008. T-Systems is represented by subsidiaries in more than 20 countries, with a particular focus on the European countries of Austria, Belgium, France, Germany, Hungary, Italy, the Netherlands, Spain, Switzerland, and the United Kingdom. Outside Europe, T-Systems grew above all in the United States, Brazil and South Africa in 2008. The service provider offers its customers a full range of information and communication technology from a single source. T-Systems realizes integrated ICT solutions on the basis of its extensive expertise in these two technological areas. It develops and operates infrastructure and industry solutions for its corporate customers. Products and services offered to medium-sized enterprises range from low-cost standard products and high-performance networks based on the Internet Protocol (IP) to complete ICT solutions.

Deutsche Telekom is consistently continuing to restructure the Group and is simplifying its sales organization in the various business customer segments from the beginning of 2009. Deutsche Telekom's small and medium-sized business customers will in future be served by the Broadband/Fixed Network operating segment. This will allow T-Systems to focus on ICT solutions business with Deutsche Telekom's national and international corporate customers. The realignment of the business customer segments reinforces both business customer and corporate customer business in equal measure, and is an important milestone in building on the Company's leading market position in Germany. On November 4, 2008, the Supervisory Board of Deutsche Telekom decided to consolidate its business customer approach in the Broadband/Fixed Network segment. The aim of this decision is to continue to expand business customer business by offering a competitive, customer-oriented range of services from a single source. T-Systems will focus its ICT portfolio on its 400 corporate customers and will also be the first point of contact for public-sector customers and the healthcare sector.

The **Group Headquarters & Shared Services** operating segment comprises all Group units and subsidiaries that cannot be allocated directly to one of the aforementioned operating segments. Group Headquarters is responsible for strategic and cross-segment management functions. The Shared Services unit is responsible for all other operating functions not directly related to the aforementioned segments' core business. These include Vivento, which is responsible for providing employees with new employment opportunities as part of the workforce restructuring program, as well as Real Estate Services, whose activities include the management of Deutsche Telekom AG's real estate portfolio, and DeTeFleetServices GmbH, a full-service provider of fleet management and mobility services. Shared Services primarily has activities in Germany. Real Estate Services also had operations offering facility management services in Hungary and in Slovakia. These stakes were sold to Strabag SE on September 30, 2008. The main Shared Services subsidiaries include DeTe Immobilien, Deutsche Telekom Immobilien und Service GmbH (sold to Strabag SE as of September 30, 2008), GMG Generalmietgesellschaft mbH, DFMG Deutsche Funkturm GmbH, PASM Power and Air Condition Solution Management GmbH & Co. KG, DeTeFleetServices GmbH, and Vivento Customer Services GmbH. In addition, Group Headquarters & Shared Services includes the shared services and headquarters functions of Magyar Telekom.

## Legal structure of the Deutsche Telekom Group.

Deutsche Telekom AG, Bonn, is the parent of the Deutsche Telekom Group. Its **shares** are traded on several stock exchanges, including Frankfurt, New York, and Tokyo. As of December 31, 2008, 68.3 percent of the shares were in free float (December 31, 2007: 68.3 percent), 14.8 percent were held by the Federal Republic of Germany (December 31, 2007: 14.8 percent), and 16.9 percent were held by KfW Bankengruppe (December 31, 2007: 16.9 percent). Accordingly, the shareholding attributable to the Federal Republic amounted to 31.7 percent (December 31, 2007: 31.7 percent). The share held by the Blackstone Group remained unchanged at 4.4 percent at December 31, 2008.

As of December 31, 2008, the **share capital** of Deutsche Telekom AG totaled EUR 11,164,979,182.08 and was composed of 4,361,319,993 no par value registered ordinary shares. Each share entitles the holder to one vote. The voting rights are nevertheless restricted in relation to the treasury shares (around 2 million as of December 31, 2008) and the trust shares (around 19 million as of December 31, 2008). The trust shares are connected with the acquisitions of VoiceStream and Powertel in 2001. As part of these acquisitions, Deutsche Telekom issued new shares from authorized capital to trustees for the benefit of holders of warrants, options, and conversion rights, among others. As regards the shares issued to trusts, the trustees in question waived voting rights and subscription rights and, in general, dividend rights for the duration of the trusts' existence. The shares issued to the trusts can be sold on the stock exchange on the instruction of Deutsche Telekom if the beneficiaries do not exercise their options or conversion rights or if these expire. The proceeds from the sale accrue to Deutsche Telekom.

The Articles of Incorporation authorize the Board of Management to increase the share capital with the approval of the Supervisory Board by up to EUR 2,399,410,734.08 by issuing up to 937,269,818 registered no par value shares for non-cash contributions in the period ending on May 17, 2009 (2004 authorized capital). The Articles of Incorporation also authorize the Board of Management, with the consent of the Supervisory Board, to increase the share capital by up to EUR 38,400,000 by issuing up to 15,000,000 registered no par value shares for cash and/or non-cash contributions in the period up to May 2, 2011. The new shares may only be issued to grant shares to employees of Deutsche Telekom AG and lower-tier companies (2006 authorized capital) (www.telekom.com/articles-of-incorporation).

The share capital has been contingently increased by up to EUR 31,813,089.28 as of December 31, 2008, composed of up to 12,426,988 new no par value registered shares. The contingent capital increase is exclusively for the purpose of meeting preemptive rights to shares from stock options granted in the period until December 31, 2003 on the basis of the authorization for a 2001 Stock Option Plan granted by resolution of the shareholders' meeting on May 29, 2001 (contingent capital II). The share capital has been contingently increased by EUR 600,000,000 as of December 31, 2008, composed of up to 234,375,000 no par value shares. The contingent capital increase shall only be implemented to the extent that it is needed to service convertible bonds or bonds with warrants issued or guaranteed on or before April 25, 2010 (contingent capital IV).

The shareholders' meeting on May 15, 2008 authorized the Board of Management to purchase up to 436,131,999 no par value shares in the Company by November 14, 2009, with the amount of share capital accounted for by these shares totaling up to EUR 1,116,497,917.44, provided the shares to be purchased on the basis of this authorization in conjunction with the other shares of the Company which the Company has already purchased and still possesses or are to be assigned to it under § 71d and § 71e of the German Stock Corporation Act (Aktiengesetz – AktG) do not at any time account for more than 10 percent of the Company's share capital.

This authorization may be exercised in full or in part. The purchase can be carried out in partial tranches spread over various purchase dates within the authorization period until the maximum purchase volume is reached. Dependent Group companies of Deutsche Telekom AG within the meaning of § 17 AktG or third parties acting for the account of Deutsche Telekom AG or for the account of dependent Group companies of Deutsche Telekom AG pursuant to § 17 AktG are also entitled to purchase the shares. The purchase may take place without prejudice to the principle of equal treatment through the stock exchange or a public purchase offer addressed to all shareholders. By resolution of the shareholders' meeting of May 15, 2008, the Board of Management is authorized to redeem Deutsche Telekom AG's shares purchased on the basis of the aforementioned authorization, without such redemption or its implementation requiring a further resolution of the shareholders' meeting.

The main agreements entered into by Deutsche Telekom AG, which include a **clause in the event of a takeover of Deutsche Telekom AG (change of control),** principally relate to bilateral credit lines and several loan agreements. In the event of a takeover, the individual lenders have the right to terminate the credit line and, if necessary, serve notice or demand repayment of the loans. A takeover is assumed when a third party, which can also be a group acting jointly, acquires control over Deutsche Telekom AG.

In addition, the other members of the Toll Collect consortium (Daimler Financial Services AG and Cofiroute SA) have a call option in the event that the ownership structure of Deutsche Telekom AG changes such that over 50 percent of its share capital or voting rights are held by a new shareholder, and this change was not approved by the other members of the consortium. § 22 (1) of the Securities Trading Act (Wertpapierhandelsgesetz – WphG) similarly applies to the allocation of voting rights.

Should Deutsche Telekom AG be taken over by another company that is not a telecommunications company based in the European Union or the United States of a similar size and stature to Deutsche Telekom AG, the Hellenic Republic shall have the right to purchase from Deutsche Telekom AG all the shares Deutsche Telekom AG owns in the Greek company Hellenic Telecommunications Organization SA (OTE). For this purpose, Deutsche Telekom shall be deemed to have been taken over if one or several entities, with the exception of the Federal Republic of Germany, directly or indirectly acquires 35 percent of the voting rights in Deutsche Telekom AG.

The principal subsidiaries of Deutsche Telekom AG are listed in the notes to the consolidated financial statements in the section "Summary of accounting policies" under **"Consolidated group."** In addition to Deutsche Telekom AG, 65 German and 164 foreign subsidiaries are fully consolidated in Deutsche Telekom's consolidated financial statements (December 31, 2007: 70 and 176). 14 associates (December 31, 2007: 16) and 5 joint ventures (December 31, 2007: 3) are also included using the equity method.

The changes in the consolidated group relate to both acquisitions and divestments.

The Mobile Communications USA operating segment acquired the regional mobile operator SunCom in February 2008.

The Business Customers operating segment sold T-Systems Media&Broadcast GmbH to Télédiffusion de France. The sale was approved by the EU Commission in January 2008.

In the third quarter of 2008, the Group Headquarters & Shared Services operating segment sold DeTe Immobilien.

In 2008, Deutsche Telekom acquired 25 percent plus one share in OTE. In May 2008, the Greek government and Deutsche Telekom signed a shareholders' agreement regarding an investment in the telecommunications company. Together, the two shareholders hold a majority of 50 percent plus two votes in OTE, with Deutsche Telekom being granted the possibility of controlling OTE's financial and operating policies once all necessary steps of the transaction have been completed. The changes to OTE's Articles of Incorporation necessary for full implementation of the shareholders' agreement were approved at the extraordinary shareholders' meeting of OTE on February 6, 2009. It cannot be ruled out that this resolution by the shareholders may be declared invalid by a court, in the event that other shareholders successfully file rescission suit against this resolution.

Under the share purchase agreement, Deutsche Telekom has additionally granted the Hellenic Republic two put options for an additional 5 percent (first put option) and 10 percent (second put option) of the shares.

In 2008, OTE was reported using the equity method on the balance sheet under the Group Headquarters & Shared Services operating segment. For further details, please refer to Note 23 "Investments accounted for using the equity method" in the notes to the consolidated financial statements.

## Management and supervision.

The management and supervisory structures, as well as the compensation system for the Board of Management and the Supervisory Board, are aligned toward the long-term performance of the Group and follow the recommendations of the German Corporate Governance Code.

In the 2008 reporting year, Deutsche Telekom strengthened data privacy by setting up a new Board department. The Supervisory Board of Deutsche Telekom AG approved the Board of Management's proposal of setting up a seventh Board department and appointed Dr. Manfred Balz to chair the new Data Privacy, Legal Affairs and Compliance department effective October 22, 2008.

Dr. Karl-Gerhard Eick will resign as Member of the Deutsche Telekom Board of Management responsible for Finance with effect from midnight on February 28, 2009. The Supervisory Board agreed to Dr. Eick's request to resign on that date at its meeting on December 2, 2008.

Board of Management responsibilities are distributed across seven Board departments. In addition to the four Board departments with central functions – the department assigned to the chairman of the Board of Management, the Finance department, the Human Resources department, and the Data Privacy, Legal Affairs and Compliance department – there are three other Board departments assigned to the Board members responsible for the operating segments, some of which combine segment-specific and Group-wide tasks: T-Mobile, Product Development, Technology and IT Strategy; T-Home, Sales & Service; and Business Customers. The Supervisory Board of Deutsche Telekom oversees the management of business by the Board of Management and advises the Board. The Supervisory Board is composed of 20 members, of whom 10 represent the shareholders and the other 10 the employees.

The appointment and discharge of members of the Board of Management is in accordance with § 84 and § 85 AktG, and § 31of the German Codetermination Act (Mitbestimmungsgesetz – MitbestG). Amendments to the Articles of Incorporation are made pursuant to § 179 and § 133 AktG, and § 18 of the Articles of Incorporation. According to § 21 of the Articles of Incorporation, the Supervisory Board is authorized, without a resolution by the shareholders' meeting, to adjust the Articles of Incorporation to comply with new legal provisions that become binding for the Company and to amend the wording of the Articles of Incorporation.

The seven members of the Board of Management are entitled to fixed and annual variable remuneration as well as long-term variable components (Mid-Term Incentive Plan). Total compensation is generally about 2/3 variable and 1/3 fixed. The annual variable component is based on the extent to which each member of the Board of Management achieves the targets prescribed by the General Committee of the Supervisory Board before the beginning of each financial year.

The total compensation of Supervisory Board members is governed by § 13 of the Articles of Incorporation and includes a fixed annual component plus variable, performance-related remuneration with short-term and long-term components, depending on the development of net income per share. The compensation of the members of the Board of Management and the Supervisory Board is reported individually in the notes to the consolidated financial statements under Note 45, broken down by the various components.

# Group strategy and Group management.



Successful implementation of the Group's "Focus, fix and grow" strategy continues

## Group strategy.

Deutsche Telekom's long-term aim is to become a leader for connected life and work. Using this slogan, the Group is positioning itself in the growth areas of our age and focusing on the main trends: the digitization of many areas of life, the fragmentation of the living and working environment, the personalization of products and services, growing mobility, as well as increasing globalization and cross-border value creation. Deutsche Telekom is acting on these trends by focusing its investments on the infrastructure of the next generation, developing and marketing innovative products and services, systematically positioning itself as a service company, and using opportunities for growth abroad. With its "Focus, fix and grow" strategy, Deutsche Telekom remains stable even in times of economic turmoil and will continue pursuing the four successful, strategic areas of action in 2009:

- Improve competitiveness in Germany and in Central and Eastern Europe.
- Grow abroad with mobile communications.
- Mobilize the Internet.
- Roll out network-centric ICT.

**Improve competitiveness.** Deutsche Telekom is successfully meeting the continuing stiff competitive pressure in Germany and in the Central and Eastern European markets. In 2008, for example, the Group substantially reinforced its strong position in the German DSL market, with the total number of DSL lines rising to 13.3 million, an increase of 6.4 percent year-on-year. This positive development is the result of the targeted expansion of the broadband infrastructure, the introduction of innovative products, and improved customer service. This strategy will continue in 2009. In the fixed network, the Group is providing a growing number of towns and cities with ADSL2+ and the even faster VDSL. Cooperation projects were arranged with around 300 municipalities for DSL expansion in 2008 alone. This was in addition to 100 municipalities where broadband supply could be realized without the support of the local authorities.

The high-performance broadband infrastructure is the basis for products such as Entertain, which is marketed by T-Home. T-Home already dominates the German Internet-based television market with this service. The richness and exclusivity of the content, coupled with interactive television-related services, easily sets the product apart from the competition. Additional HD content and high-end formats such as live Bundesliga soccer games are further incentives to buy. Improving customer service at all points of customer contact is a core component of Deutsche Telekom's strategy. In this area, there are important achievements to report: The Telekom Shops received top marks from the German Technical Control Board (TÜV) for overall customer satisfaction with the service provided, while the Stiftung Warentest consumer testing organization rated T-Home the best provider of DSL lines and related customer service in the 11/2008 issue of its magazine. To meet rising service requirements efficiently and in line with customers' needs, Deutsche Telekom is also modernizing and consolidating its call center structure to 33 locations.

Deutsche Telekom is also relying on the continuous acceleration of its mobile communications networks (GPRS/EDGE, as well as UMTS/HSDPA and HSUPA) and has concluded the world's first successful tests of the Long Term Evolution (LTE) technology as part of the Next Generation Mobile Network (NGMN) alliance.

On the cost side, Deutsche Telekom is continuing to work systematically on aligning its structures. The Save for Service cost-cutting program launched in 2006 is running very successfully. Deutsche Telekom maintains its target of achieving long-term savings of no less than EUR 4.7 billion a year through 2010. At the end of 2008, annual savings totaled approximately EUR 4 billion.

**Grow abroad with mobile communications.** Mobile communications business outside Germany is a major growth driver for Deutsche Telekom. Last year, the Group continuously expanded its share of international revenue through organic and inorganic growth, especially in the United States and Central and Eastern Europe, and generated the largest part of its revenue in mobile communications outside of Germany at the end of 2008. T-Mobile USA served a total of 32.8 million customers at year-end, a net increase of 4.1 million new customers (including SunCom) as compared to the previous year. This development was facilitated by the roll-out of new products and services. For instance, on October 22, 2008 T-Mobile USA launched the T-Mobile G1, the world's first mobile device based on the Android operating system. The acquisition of SunCom Wireless in early 2008 also enabled T-Mobile to broaden its customer base and extend its mobile coverage. T-Mobile USA will continue investments in the mobile broadband network and plans to almost double its 3G network coverage. In Southeastern Europe, Deutsche Telekom has become stronger especially through its investment in OTE, which will give the Group a strong position in the Greek market as well as in other fast-growing Southeastern European markets.

**Mobilize the Internet.** Mobile data use became increasingly popular in 2008, with more and more people accessing the Internet on mobile devices regularly and with growing intensity. Deutsche Telekom is shaping this trend, helped by a mix of high-performance infrastructure, attractive prices, and innovative handsets such as the iPhone 3G or the Android-based T-Mobile G1. T-Mobile successfully rolled out the iPhone 3G in Germany, Austria, the Netherlands, and other markets in Eastern and Southern Europe from July 2008, a move which delighted its existing customers and has enabled it to attract new high-caliber customers. The first Android-based mobile device of the world, the T-Mobile G1, was launched exclusively by T-Mobile in the United States and the United Kingdom at the end of October 2008 and was rolled out in Germany and other core European markets starting in February 2009. Furthermore, rising sales of reduced-price laptops backed up with a mobile broadband Internet contract have helped boost revenue from mobile data communications. In addition to the iPhone and the T-Mobile G1, Deutsche Telekom provides a simple, attractive opportunity to access the Internet from mobile devices with web'n'walk. Customers can quickly and conveniently access their most important and personal Internet services directly on the handset display using widgets. Partnerships with premier community, e-mail and instant messaging providers additionally address customers' specific mobile communications requirements through a variety of different channels. The number of web'n'walk customers in our five Western European companies rose by 65 percent in 2008 to 5.3 million.

**Roll out network-centric ICT.** In Deutsche Telekom's Business Customers segment, the trend toward convergence of IT, telecommunications services, and applications to create a standard ICT environment continues apace. T-Systems identified this trend early on by focusing strategically on network-centric ICT services. Large international outsourcing contracts with Siemens, the South African insurer Old Mutual Group, Alcatel Lucent, or the Finnish paper corporation Stora Enso, as well as the major deal with Royal Dutch Shell are proof of this strategy's success. As part of the realignment of Deutsche Telekom's Business Customers segment, T-Systems will focus in future on the ICT solutions business with its 400 national and international systems solutions customers, while the 160,000 business customers will be looked after by the Broadband/Fixed Network operating segment. This will enable T-Systems to benefit from its internationally acquired ICT expertise, which is based on capabilities for integrated production of IT and telecommunications in ICT operations, but also on diverse industry expertise in the field of systems integration. In March 2008, T-Systems entered into a global service alliance for systems integration with U.S.-based Cognizant, for which the two companies are consolidating their consulting business with offshore capacity in Asia. T-Systems is very well positioned to benefit internationally from the growth of network-centric ICT thanks to its restructuring, selected partnerships, and investments in computing power capacity and infrastructure.

## Group management.

The financial management of the Group uses an integrated system of key ratios based on a small number of key performance indicators (KPIs). These performance indicators define the delicate balance of growth, profitability and financial flexibility the Group has to maintain as it pursues its primary "Focus, fix and grow" goal:


EVA®, return on capital employed (ROCE)
Profitability
Financial flexibility
Growth
Relative debt[a], gearing[b]
Revenue, adjusted EBITDA[c]

[a] The "relative debt" indicator is the ratio of net debt to EBITDA adjusted for special factors; for more information, please refer to the section on "Development of business in the Group."
[b] The "gearing" indicator is the ratio of net debt to equity; for more information, please refer to the section on "Development of business in the Group."
[c] Corresponds to EBITDA adjusted for special factors; for more information, please refer to the section on "Development of business in the Group."

The revenue trend forms the basis of almost every company's income statement. It reflects the concept of substantive growth. A further KPI is EBITDA, which corresponds to profit/loss from operations before depreciation, amortization, and impairment losses. The Group uses the development of EBITDA to measure its short-term operational performance and the success of its individual operations. The Group also uses the EBITDA margin – the ratio of EBITDA to revenue – as a performance indicator. This relative indicator enables a comparison of the earnings performance of profit-oriented units of different sizes.

The Group's focus on financial flexibility ensures that it will continue to be able to repay its debt and remain financially sound. Financial flexibility is primarily measured using the "gearing" and "relative debt" KPIs. One component of the indicators is net debt, which Deutsche Telekom uses as an important indicator in its communication with investors, analysts, and rating agencies.

To measure the profitability of business development, the Group uses return on capital employed (ROCE) as a relative indicator and economic value added (EVA®) as an indicator of value creation.

ROCE shows the result a company obtained in relation to the assets employed in achieving that result. ROCE is calculated using the ratio of profit from operations after depreciation, amortization and impairment losses, and taxes (i.e., net operating profit after taxes, or NOPAT) to the average value of the assets tied up for this purpose in the course of the year (i.e., net operating assets, or NOA).

Deutsche Telekom's goal is to exceed the return targets imposed on it by lenders and equity suppliers on the basis of capital market requirements (superior shareholder return). The Deutsche Telekom Group measures return targets using the weighted average cost of capital (WACC). The cost of equity is the return an investor expects on an investment in the capital market with equivalent risk. Deutsche Telekom calculates the cost of debt on the basis of the Group's financing terms on the debt market, taking into account that interest on borrowed capital is tax-deductible.

Deutsche Telekom uses EVA® as its key indicator of value creation to measure the absolute contributions made by the operational units to the value of the Group. In general, this KPI is also the main benchmark for focusing all operational measures on superior value. Value-oriented management thus implements the Group's commitment to growth in value-creating business areas down to the level of the operational units.

# The economic environment.

Global economy in substantial slowdown // Mobile communications continuing to drive growth despite falling prices // German broadband market growing more slowly // Strong competition in the business customer market

## Global economic development.

The global economy has been undergoing a substantial slowdown since early 2008. The downturn gained momentum globally in the second half of 2008. While during the first half of the year, the inflationary push fuelled by commodity prices put a large damper on the global economy, the deceleration in the second half was mainly attributable to the crisis in the housing and financial markets. In response to the development in the second half of the year, leading German economic research institutes cut their expected 2008 growth figure for gross domestic product in Germany to 1.8 percent in the "Joint Economic Forecast Fall 2008" published in October 2008. The International Monetary Fund (IMF) has also cut its forecast for global economic growth in the reporting year to 3.9 percent. In an initial estimate in early January 2009, the Federal Statistical Office disclosed that GDP in Germany had risen by just 1.3 percent in 2008.

Inflationary pressures eased off over the past few months thanks to a sharp decline in commodity prices. The main risks facing the global economy are the extent and duration of the financial market crisis and the scale of the impact on the real economy, along with the willingness of consumers to buy and businesses to invest.

## Telecommunications market.

According to the Federal Statistical Office, average prices for telecommunications services (fixed-network/Internet and mobile communications) from the perspective of residential households fell by 3.3 percent year-on-year in 2008 in Germany. These prices had slipped just 0.3 percent year-on-year in 2007, though this was partly attributable to the VAT increase that took effect on January 1, 2007.

In 2008, the price index for fixed-network and Internet telephone services in Germany decreased by 3.4 percent compared with 2007, primarily due to competition in the field of complete packages (telephone and DSL lines, telephone flat rate, Internet flat rate). On average, the cost of mobile telephony fell by 2.3 percent in 2008 compared with 2007.

A recent industry association study on the development of the German telecommunications market points to a sustained downturn in the market as a whole for 2008. According to the study, revenue from telecommunications services in Germany will amount to around EUR 60.6 billion in 2008, a decrease of 4.1 percent compared with 2007, which is essentially due to competition-induced price cuts in both the fixed and the mobile network.

The German Association of Telecommunications and Value-Added Service Providers (VATM) currently believes the financial market crisis will only slightly affect the telecommunications sector. Based on a survey from October 2008, the German Association for Information Technology, Telecommunications and New Media (Bitkom) also expects the financial market crisis to have little impact on the German IT and telecommunications market.

**Mobile communications market.** The mobile communications business continued its global growth trend in 2008. Growth in the largely saturated markets of Western Europe continued to decline, however (based on the last competition figures published at the end of the third quarter of 2008). The ongoing price war and regulatory price cuts impacted on revenues in many of the markets in which T-Mobile is represented. In terms of revenue, the markets in Germany and Austria contracted compared with the previous year. While Southeastern Europe continued to witness overall growth in customer figures and revenue, due to intense competition only T-Mobile Hungary was able to further expand its revenue market share. T-Mobile Netherlands substantially improved its market position and increased its market share through the acquisition of Orange Nederland. The key competitive factors in the mobile communications markets are prices, contractual options, applications, network coverage and quality of service. In addition, competition in mobile communications is increasing at European level, partly due to the introduction of Europe-wide services. As market penetration continues to rise, providers are increasingly concentrating on boosting customer retention.

In the United States, T-Mobile now competes with three major national providers: Verizon Wireless, AT&T, and Sprint Nextel, all of whom have a much larger national customer base than T-Mobile. Despite the more difficult market environment, the Mobile Communications USA operating segment again recorded strong growth in 2008. T-Mobile USA continued to expand its market share.

Three main groups of providers compete for customers in the mobile communications markets: network operators, resellers, and companies that buy network services and market them independently to third parties (MVNOs). A precondition for operating mobile communications networks, and hence for offering mobile communication services, is a frequency spectrum license issued by public authorities. Whereas these are normally awarded by the national authorities in Europe, the United States has a large number of license areas, including areas smaller than the individual states. The number of licenses awarded limits the number of network operators in each market.

**Broadband/fixed-network market.** Demand for broadband connections remains high in Germany, although growth in the telecommunications market is slowing. Competition in the fixed-network market is intense in large cities because here all providers have expanded their own networks into the large main distribution frames. Competitors are increasingly renting the so-called "last mile," or unbundled local loop lines (ULLs), from Deutsche Telekom. In rural regions, however, it rarely makes sound business sense for competitors to invest in their own infrastructure.

The new bitstream process introduced by the German Regulatory Authority in the middle of the reporting year enables competitors of Deutsche Telekom to offer customers complete DSL lines and telephone lines while making substantially lower investments in their own infrastructure. Consequently, when a customer moves to the competition they no longer need a PSTN (Public Switch Telephone Network) line from Deutsche Telekom. Competitors can thus attract customers throughout Germany with Deutsche Telekom's new bitstream offering. In metropolitan areas, competitors use their own or third-party infrastructure combined with Deutsche Telekom's ULL instead of the regulated, higher-priced bitstream offering.

Cable network operators are increasingly competing in the fixed-network market, further upgrading their networks to offer customers low-cost telephone and Internet connections as well. In the television business, the prevalence of cable TV connections in Germany and the broader range of free-to-air television channels compared with other countries are a decisive factor in the slow growth of triple-play packages in the market.

Eleven years after market liberalization, Deutsche Telekom's market share in fixed-network lines remains high. According to the Federal Network Agency (Bundesnetzagentur – BNetzA), alternative fixed-network operators enjoyed a market share of around 26 percent in 2008 compared with 19 percent in the previous year. In addition to losses caused by competitive and regulatory factors, the continuing loss of market share in the fixed-line business in the Broadband/Fixed Network segment is partly due to line losses on technical grounds as a result of the migration of resale customers to the all-IP platform. Due to continually falling fixed-network prices and the increasing use of flat rates, the decline in revenue can no longer be compensated by the number of call minutes billed.

IP carriers like Telefónica Deutschland that focus exclusively on wholesale products are increasingly marketing their own, fully IT-based network infrastructure built up in recent years. This especially benefits Internet service providers and carriers that do not have their own network in Germany, wish to add to their own network, or would like to improve their upstream services. For Deutsche Telekom this means lower sales of resale lines to competitors on account of the migration to IP-based business models.

The transition from traditional telecommunications to IP-based networks is a decisive trend in the telecommunications market. Already more than one in three telephone calls worldwide are made using voice over IP (VoIP). The main reason IP technology has developed so fast is that it is much cheaper than conventional telecommunications networks – for both operators and customers. An all-IP network makes the whole range of services such as VoIP, IPTV, or data transfer available to all users anywhere at all times. This technology transmits data in switched packets using Internet Protocol (IP).

According to a study conducted by Dialog Consult GmbH, the number of voice minutes billed for full-package lines rose substantially in 2008, though it declined for call-by-call and preselection.

**Business customer market.** The business customer market for information and communication technologies (ICT) continued to grow in 2008. This general trend impacted the various segments of the market in different ways, however.

In Germany, telecommunications (TC) again experienced fierce competition and intense price pressure, while information technology (IT) enjoyed sustained growth. Outside Germany, the Company's increasing globalization is translating into growing demand in the international ICT market.

Demand on the whole has changed, however. Whereas customers in the past demanded telecommunications products and IT services as separate items, these days they are increasingly looking for complete solutions to improve processes within companies and help enhance value. While small and medium-sized enterprises typically look for standardized products to increase efficiency, corporate customers require customized solutions.

## Regulatory influence on Deutsche Telekom's business.

Deutsche Telekom's business activities are largely subject to state regulation, combined with extensive powers of government agencies to intervene in product design and pricing.

**Regulation in Germany.** The German Telecommunications Act (Telekommunikationsgesetz – TKG) imposes far-reaching regulation for many telecommunications services provided by Deutsche Telekom. Under this Act, the Federal Network Agency can impose obligations on companies with "significant market power" in individual markets regarding the services they offer on those markets. For example, the Federal Network Agency may oblige such companies to offer certain upstream products at prices that are also subject to prior approval by the Agency. Since the Federal Network Agency regards Deutsche Telekom as having "significant market power" in broad sections of the German telecommunications market, regulation encroaches on Deutsche Telekom's entrepreneurial freedom in many areas.

2008 saw the emergence of the first cautious deregulation trends that may take effect in 2009. For example, the fixed-network end customer markets for national calls to mobile and fixed networks are likely to be deregulated completely. In addition, fixed-network deregulation is planned in the area of interconnection for transit services and a number of origination services. If this proves to be permanent, Deutsche Telekom can look forward to reduced state intervention.

The Federal Network Agency is currently looking at easing existing nationwide regulation of IP bitstream in line with the approach adopted by other European regulatory authorities. In regions with intense competition from local-loop operators and cable TV providers, regulation of IP bitstream could then be pared back. The relevant regulatory process is underway. A decision from the Federal Network Agency is expected in spring 2009.

On the other hand, there is a risk that regulation will be extended to new markets. In applying the TKG, the Federal Network Agency has so far shown very little inclination to significantly reduce the intensity of state control. With a few exceptions, the Agency applies the restrictive regulations unchanged and even extends them to cover new services and markets. Only a ruling by the Federal Administrative Court subsequently revoked the regulation of new voice over IP services. The Federal Network Agency also intends to regulate pure IP lines. Regulation on the fiercely competitive mobile communications market remains in place for mobile termination, with Brussels having drafted a recommendation to step up existing regulation. The expansion of the fiber-optic network also subject Deutsche Telekom to new obligations. Currently, Deutsche Telekom is not required to provide its competitors immediate access to its new high-speed network based on optical-fiber and VDSL technology. However, access is mandatory for portions of the new network, such as multi-function street cabinets, underground cable conduits and, alternatively, "dark fiber."

The Federal Network Agency has made a series of decisions about charges, including in particular the approval of new interconnection charges in November 2008. The charges last fixed by the Federal Network Agency two-and-a-half years ago will be raised by an average of 4.4 percent in three categories. The new charges will apply up to June 30, 2011.

**Regulation by the European Union.** The European Union (EU) defines the fundamental principles of European telecommunications market regulation. The European Commission is currently reviewing the directives and recommendations adopted in 2002. In November 2007 it presented a comprehensive reform package (EU review).

The reform package includes proposed amendments to the valid legal framework. An extension of veto rights in respect of national regulatory measures and the establishment of a European regulatory authority is being discussed. Moreover, the possible functional separation of network operation and services has been considered and is currently being reviewed by the European bodies.

The European Parliament discussed the reform proposals at a first reading at the end of September 2008. The Parliament opposes a substantial expansion of the powers of the European Commission and is also moving to promote investment in new next-generation fiber-optic access networks (NGA).

However, the European Parliament's proposals do not include any clear statements on the distribution of the "digital dividend" freed up by the changeover from analog to digital terrestrial broadcasting. In this respect, the European Commission had called for greater flexibility in the awarding and use of frequency bands, pointing out that using at least part of the newly available spectrum for mobile (broadband) applications would improve general welfare. This issue is largely regarded as the remit of national governments.

The Commission's proposals were reviewed by the Council at the end of November 2008. The Council largely disregarded the proposals made by the European Parliament on the promotion of investments in new access networks. The review package is expected to be adopted by mid-2009 at the latest, after the second reading. As a review is currently underway, it is not possible to comment on the anticipated final result.

In other areas, the European Commission intervened directly in pricing policy, pressing for a further reduction of international roaming rates (billing intervals for voice as well as additional caps for text messaging and data). This kind of regulation is expected to result in considerable revenue losses.

In October 2008, the European Commission launched a preliminary investigation into possible anti-competitive behavior by European mobile communications operators with regard to mobile VoIP services. The investigation focuses on whether the operators are setting negative incentives for the use of VoIP services, thus creating competition barriers for VoIP providers.

**International regulation.** Deutsche Telekom is also subject to regulation outside Germany and the EU. Its subsidiaries abroad are regulated by national authorities. For the fixed network, this applies in particular to subsidiaries in Hungary, Slovakia, and Croatia. In mobile communications, all subsidiaries are subject to regulation, in particular regarding termination charges and use of frequency spectrum.

# Development of business in the Group.



Proportion of revenue generated outside Germany continues to rise // EBITDA and adjusted EBITDA increased // Net profit more than doubled // Free cash flow strength further developed

## Earnings situation of the Group.

**Net revenue** in the 2008 financial year amounted to EUR 61.7 billion, a decrease of EUR 0.9 billion or 1.4 percent year-on-year. Overall, exchange rate effects amounting to EUR 1.3 billion, especially in relation to the U.S. dollar and pound sterling, had a negative impact on net revenue. Factors that had a positive effect on revenue mainly included the development of revenue in the Mobile Communications USA operating segment and changes in the composition of the Group totaling EUR 0.9 billion arising from the inclusion of SunCom and Orange Nederland. Revenue in 2008 decreased by EUR 0.5 billion year-on-year on account of deconsolidations.

While the Group's revenue in the Mobile Communications USA operating segment increased, revenue in the Mobile Communications Europe, Broadband/Fixed Network and Business Customers segments declined.

The proportion of international revenue continued to increase, rising by 2.3 percentage points year-on-year to 53.2 percent of net revenue.

**Contribution of the operating segments to net revenue.**

| | **2008** millions of € | **Proportion of net revenue of the Group** % | 2007 millions of € | Proportion of net revenue of the Group % | Change millions of € | Change % | 2006 millions of € |
|---|---|---|---|---|---|---|---|
| **Net revenue** | **61,666** | **100.0** | **62,516** | **100.0** | **(850)** | **(1.4)** | **61,347** |
| Mobile Communications Europe | 19,978 | 32.4 | 20,000 | 32.0 | (22) | (0.1) | 17,700 |
| Mobile Communications USA | 14,942 | 24.2 | 14,050 | 22.5 | 892 | 6.3 | 13,608 |
| Broadband/Fixed Network | 17,691 | 28.7 | 19,072 | 30.5 | (1,381) | (7.2) | 20,366 |
| Business Customers | 8,456 | 13.7 | 8,971 | 14.3 | (515) | (5.7) | 9,301 |
| Group Headquarters & Shared Services | 599 | 1.0 | 423 | 0.7 | 176 | 41.6 | 372 |

**Development of revenue by geographic area.**

| | **2008** millions of € | 2007 millions of € | Change millions of € | Change % | 2006 millions of € |
|---|---|---|---|---|---|
| **Net revenue** | **61,666** | **62,516** | **(850)** | **(1.4)** | **61,347** |
| Domestic | 28,885 | 30,694 | (1,809) | (5.9) | 32,460 |
| International | 32,781 | 31,822 | 959 | 3.0 | 28,887 |
| Proportion generated internationally (%) | 53.2 | 50.9 | | | 47.1 |
| Europe (excluding Germany) | 17,324 | 17,264 | 60 | 0.3 | 14,823 |
| North America | 14,931 | 14,159 | 772 | 5.5 | 13,700 |
| Other | 526 | 399 | 127 | 31.8 | 364 |

## Consolidated income statement and effects of special factors. [a]

| millions of € | 2008 | Special factors | 2008 excluding special factors | 2007 | Special factors | 2007 excluding special factors |
|---|---|---|---|---|---|---|
| Net revenue | 61,666 | | 61,666 | 62,516 | | 62,516 |
| Cost of sales | (34,592) | (937)[b] | (33,655) | (35,337) | (1,252)[j] | (34,085) |
| **Gross profit (loss)** | **27,074** | **(937)** | **28,011** | **27,179** | **(1,252)** | **28,431** |
| Selling expenses | (15,952) | (485)[c] | (15,467) | (16,644) | (498)[k] | (16,146) |
| General and administrative expenses | (4,821) | (224)[d] | (4,597) | (5,133) | (701)[l] | (4,432) |
| Other operating income | 1,971 | 510[e] | 1,461 | 1,645 | 419[m] | 1,226 |
| Other operating expenses | (1,232) | (644)[f] | (588) | (1,761) | (769)[n] | (992) |
| **Profit (loss) from operations (EBIT)** | **7,040** | **(1,780)** | **8,820** | **5,286** | **(2,801)** | **8,087** |
| Profit (loss) from financial activities | (3,588) | (652)[g] | (2,936) | (2,833) | (9)[o] | (2,824) |
| **Profit (loss) before income taxes** | **3,452** | **(2,432)** | **5,884** | **2,453** | **(2,810)** | **5,263** |
| Income taxes | (1,428) | 461[h] | (1,889) | (1,373) | 364[p] | (1,737) |
| **Profit (loss) after income taxes** | **2,024** | **(1,971)** | **3,995** | **1,080** | **(2,446)** | **3,526** |
| Profit (loss) attributable to minority interests | 541 | (28) | 569 | 509 | (12) | 521 |
| **Net profit (loss)** | **1,483** | **(1,943)** | **3,426** | **571** | **(2,434)** | **3,005** |
| Profit (loss) from operations (EBIT) | 7,040 | (1,780) | 8,820 | 5,286 | (2,801) | 8,087 |
| Depreciation, amortization and impairment losses | (10,975) | (336)[i] | (10,639) | (11,611) | (372)[q] | (11,239) |
| **EBITDA** | **18,015** | **(1,444)** | **19,459** | **16,897** | **(2,429)** | **19,326** |
| **EBITDA margin (%)** | **29.2** | | **31.6** | **27.0** | | **30.9** |

[a] EBITDA for the operating segments and the Group as a whole is derived from profit/loss from operations (EBIT). This measure of earnings before profit/loss attributable to minority interests, income taxes and profit/loss from financial activities is additionally adjusted for depreciation, amortization and impairment losses to calculate EBITDA. It should be noted that Deutsche Telekom's definition of EBITDA may differ from that used by other companies. In this definition, profit/loss from financial activities includes finance costs, the share of profit/loss of associates and joint ventures accounted for using the equity method, and other financial income/expense. As it is based on profit/loss from operations, this method of computation allows EBITDA to be derived in a uniform manner on the basis of a measure of earnings in accordance with IFRS published for the operating segments and the Group as a whole. In the reporting period as well as the comparable prior-year period, Deutsche Telekom's net profit/loss as well as the EBITDA of the Group and of the segments were affected by a number of special factors. Deutsche Telekom defines EBITDA adjusted for special factors as profit/loss from operations (EBIT) before depreciation, amortization and impairment losses and before the effects of any special factors. The underlying concept involves the elimination of special factors that affect operational business activities and thus impair the comparability of EBITDA and net profit/loss with the corresponding figures for prior periods. In addition, a statement about the future development of EBITDA and net profit is only possible to a limited extent due to such special factors. Adjustments are made irrespective of whether the relevant income and expenses are reported in profit/loss from operations, profit/loss from financial activities, or in tax expense. Income and expenses directly relating to the adjusted items are also adjusted. To compare the earnings performance of profit-oriented units of different sizes, EBITDA margin and the adjusted EBITDA margin are presented in addition to EBITDA and adjusted EBITDA. The EBITDA margin is calculated as the ratio of EBITDA to net revenue (EBITDA divided by net revenue).

Accounting change in line with IFRIC 12. 2007 and 2006 comparative periods adjusted. For a detailed description see the notes to the consolidated financial statements.

**Special factors in 2008:**

[b] Mainly expenses for staff-related measures in the Broadband/Fixed Network (EUR - 0.4 billion) and Business Customers (EUR - 0.2 billion) operating segments, and non-staff-related restructuring expenses in the Business Customers operating segment (EUR - 0.2 billion).

[c] Mainly expenses for staff-related measures in the Broadband/Fixed Network (EUR - 0.2 billion) and Business Customers (EUR - 0.1 billion) operating segments.

[d] Mainly expenses for staff-related and restructuring measures in the Broadband/Fixed Network (EUR - 0.1 billion), Business Customers (EUR - 0.1 billion) and Group Headquarters & Shared Services (EUR 0.1 billion) operating segments.

[e] Primarily income from the disposal of Media&Broadcast in the Business Customers operating segment (EUR 0.5 billion).

[f] Mainly expenses relating to the disposal of DeTe Immobilien (EUR - 0.3 billion) in the Headquarters & Shared Services operating segment, and impairment of goodwill at T-Mobile Austria, T-Mobile Macedonia, and T-Mobile Hungary in the Mobile Communications Europe operating segment (EUR - 0.2 billion).

[g] Primarily impairment losses on the carrying amount of OTE under share of profit/loss of associates and joint ventures accounted for using the equity method (EUR - 0.5 billion), and expenses for interest added back to provisions for staff-related measures (EUR - 0.1 billion).

[h] Mainly tax benefits from expenses for non-staff-related restructuring (EUR 0.2 billion) and staff-related measures (EUR 0.2 billion).

[i] Mainly expenses from impairment of goodwill in the Mobile Communications Europe operating segment (EUR - 0.2 billion).

**Special factors in 2007:**

[j] Expenses for staff-related and restructuring measures, mainly in the Broadband/Fixed Network (EUR - 0.8 billion), Business Customers (EUR - 0.3 billion), and Mobile Communications Europe (EUR - 0.1 billion) operating segments.

[k] Expenses for staff-related and restructuring measures, mainly in the Broadband/Fixed Network (EUR - 0.4 billion) and Business Customers (EUR - 0.1 billion) segments.

[l] Expenses for staff-related and restructuring measures, mainly in the Broadband/Fixed Network (EUR - 0.1 billion), Business Customers (EUR - 0.1 billion) and Group Headquarters & Shared Services (EUR - 0.5 billion) operating segments.

[m] Gain on the disposal of T-Online France and T-Online Spain in the Broadband/Fixed Network (EUR 0.4 billion) operating segment.

[n] Expenses from reduction of goodwill at T-Mobile Netherlands in connection with the subsequent recognition of tax loss carryforwards in the Mobile Communications Europe segment (EUR - 0.3 billion), and costs from the sale of Vivento business units in the Group Headquarters & Shared Services segment (EUR - 0.4 billion).

[o] Mainly expenses from interest added back to provisions for staff-related measures (early retirement arrangements and partial retirement arrangements) (EUR - 50 million). These were partially offset by income from the disposal of the remaining shares in Sireo at Group Headquarters & Shared Services (EUR 18 million) as well as income attributable to other periods from associates and joint ventures accounted for using the equity method in the Broadband/Fixed Network operating segment (EUR 31 million).

[p] Mainly tax benefits from expenses for staff-related measures (EUR 0.7 billion). This also includes a tax benefit from the partial recognition of previously unrecognized taxes relating to loss carryforwards at T-Mobile Netherlands (EUR 0.3 billion) as well as an offsetting tax expense from the measurement of deferred tax items in response to the changes in the rates of taxation in connection with the 2008 corporate tax reform (EUR - 0.7 billion).

[q] Mainly expenses from reduction of goodwill at T-Mobile Netherlands in connection with the subsequent recognition of tax loss carryforwards in the Mobile Communications Europe operating segment (EUR - 0.3 billion).

| 2006 | Special factors | 2006 excluding special factors |
|---|---|---|
| 61,347 | | 61,347 |
| (34,755) | (1,400)[r] | (33,355) |
| **26,592** | **(1,400)** | **27,992** |
| (16,410) | (790)[s] | (15,620) |
| (5,264) | (841)[t] | (4,423) |
| 1,257 | 20 | 1,237 |
| (888) | (145)[u] | (743) |
| **5,287** | **(3,156)** | **8,443** |
| (2,675) | 196[v] | (2,871) |
| **2,612** | **(2,960)** | **5,572** |
| 970 | 2,259[w] | (1,289) |
| **3,582** | **(701)** | **4,283** |
| 409 | (16) | 425 |
| **3,173** | **(685)** | **3,858** |
| 5,287 | (3,156) | 8,443 |
| (11,034) | (43) | (10,991) |
| **16,321** | **(3,113)** | **19,434** |
| **26.6** | | **31.7** |

**Special factors in 2006:**
[r] Expenses for staff-related and restructuring measures, mainly in the Broadband/Fixed Network (EUR - 0.8 billion) and Business Customers (EUR - 0.5 billion) operating segments.
[s] Expenses for staff-related and restructuring measures, mainly in the Broadband/Fixed Network (EUR - 0.5 billion) and Business Customers (EUR - 0.2 billion) operating segments.
[t] Expenses for staff-related and restructuring measures, mainly in the Broadband/Fixed Network (EUR - 0.1 billion), Business Customers (EUR - 0.1 billion) and Group Headquarters & Shared Services (EUR - 0.6 billion) segments.
[u] Expenses for staff-related and restructuring measures, mainly at Group Headquarters & Shared Services (EUR - 0.1 billion).
[v] Retroactive income from the sale of Celcom at Group Headquarters & Shared Services (EUR 0.2 billion).
[w] Positive tax effects from the recognition of previously unrecognized deferred tax assets relating to loss carryforwards at T-Mobile USA (EUR 1.3 billion) and from expenses for staff-related and restructuring measures (EUR 1.2 billion) are offset by negative tax effects, mainly from valuation allowances on deferred tax assets relating to loss carryforwards at T-Mobile in Austria and at Broadband/Fixed Network in France and Spain (EUR - 0.2 billion).

**Group EBITDA** amounted to EUR 18.0 billion, an increase of EUR 1.1 billion or 6.6 percent year-on-year. Compared with the prior year, the decrease in special factors of EUR 1.0 billion in particular had a positive effect on the development of EBITDA. These mainly involved expenses in connection with staff-related measures.

**Group EBITDA adjusted** for special factors amounted to EUR 19.5 billion in 2008, up from the prior-year level of EUR 19.3 billion. Positive effects from changes in the composition of the Group totaling EUR 0.3 billion and negative exchange rate effects, also amounting to EUR 0.3 billion, offset each other. While the Broadband/Fixed Network operating segment recorded a decrease in adjusted EBITDA, the Mobile Communications segments in particular saw an increase in adjusted EBITDA. The decrease in the Broadband/Fixed Network segment was principally due to the continued intense price and cost pressure and also to fixed-network line losses, especially in Germany. Adjusted for special factors and changes in the composition of the Group, EBITDA in the Business Customers operating segment remained stable. The acquisition of SunCom and customer growth were the main factors leading to higher adjusted EBITDA in the Mobile Communications USA segment. T-Mobile Deutschland and Central and Eastern European companies contributed to the increase in the Mobile Communications Europe operating segment.

**Net profit** amounted to EUR 1.5 billion in the reporting year. This represents an increase of EUR 0.9 billion over the previous year, due in part to the higher level of EBITDA, while the share of profit/loss of associates and joint ventures accounted for using the equity method had a negative effect of EUR 0.4 billion on net profit. As a consequence of the macroeconomic developments in the fourth quarter of 2008 and the associated increase in discount rates, as part of an impairment test Deutsche Telekom recognized an impairment loss on the carrying amount of the OTE equity interest in the amount of EUR 0.5 billion.

## Financial position of the Group.

In 2008, total assets of the Deutsche Telekom Group increased EUR 2.5 billion year-on-year to EUR 123.1 billion.

On the **assets** side, an increase in non-current assets was recorded in the reporting year, mainly as a result of the acquisition of the Greek company OTE, which was accounted for using the equity method at EUR 3.4 billion in 2008. This was partly offset by exchange rate effects and a decrease of inventories and trade receivables.

**Liabilities and shareholders' equity** were marked by the growth of EUR 3.7 billion in current and non-current financial liabilities, other liabilities (EUR 0.7 billion) and deferred taxes (EUR 0.4 billion). Shareholders' equity decreased by EUR 2.1 billion, primarily as a consequence of the dividend payment for the 2007 financial year.

**Consolidated balance sheet.***

| as of Dec. 31 | 2008 millions of € | 2008 % | 2007 millions of € | 2007 % | Change millions of € | 2006 millions of € | 2006 % |
|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | |
| **Current assets** | **15,908** | **13.0** | **15,945** | **13.2** | **(37)** | **15,951** | **12.3** |
| Cash and cash equivalents | 3,026 | 2.5 | 2,200 | 1.8 | 826 | 2,765 | 2.1 |
| Trade and other receivables | 7,393 | 6.0 | 7,696 | 6.4 | (303) | 7,753 | 6.0 |
| Miscellaneous assets | 5,489 | 4.5 | 6,049 | 5.0 | (560) | 5,433 | 4.2 |
| **Non-current assets** | **107,232** | **87.0** | **104,728** | **86.8** | **2,504** | **114,217** | **87.7** |
| Intangible assets | 53,927 | 43.8 | 54,404 | 45.1 | (477) | 58,014 | 44.6 |
| Property, plant and equipment | 41,559 | 33.7 | 42,531 | 35.2 | (972) | 45,869 | 35.2 |
| Miscellaneous assets | 11,746 | 9.5 | 7,793 | 6.5 | 3,953 | 10,334 | 7.9 |
| **Total assets** | **123,140** | **100.0** | **120,673** | **100.0** | **2,467** | **130,168** | **100.0** |
| **Liabilities and shareholders' equity** | | | | | | | |
| **Current liabilities** | **24,866** | **20.2** | **23,215** | **19.2** | **1,651** | **22,088** | **17.0** |
| Financial liabilities | 10,208 | 8.3 | 9,075 | 7.5 | 1,133 | 7,683 | 5.9 |
| Trade and other payables | 7,073 | 5.7 | 6,823 | 5.6 | 250 | 7,160 | 5.5 |
| Provisions | 3,437 | 2.8 | 3,365 | 2.8 | 72 | 3,093 | 2.4 |
| Other liabilities | 4,148 | 3.4 | 3,952 | 3.3 | 196 | 4,152 | 3.2 |
| **Non-current liabilities** | **55,162** | **44.8** | **52,213** | **43.3** | **2,949** | **58,402** | **44.9** |
| Financial liabilities | 36,386 | 29.5 | 33,831 | 28.0 | 2,555 | 38,799 | 29.8 |
| Provisions | 8,461 | 6.9 | 9,019 | 7.5 | (558) | 9,341 | 7.2 |
| Other liabilities | 10,315 | 8.4 | 9,363 | 7.8 | 952 | 10,262 | 7.9 |
| **Shareholders' equity** | **43,112** | **35.0** | **45,245** | **37.5** | **(2,133)** | **49,678** | **38.1** |
| **Total liabilities and shareholders' equity** | **123,140** | **100.0** | **120,673** | **100.0** | **2,467** | **130,168** | **100.0** |

* Accounting change in line with IFRIC 12. 2007 and 2006 comparative periods adjusted. For a detailed description see the notes to the consolidated financial statements.

Deutsche Telekom's **finance management** ensures the Group's ongoing solvency and hence its financial equilibrium. The fundamentals of Deutsche Telekom's finance policy are established each year by the Board of Management and overseen by the Supervisory Board. Group Treasury is responsible for implementing the finance policy and for ongoing risk management.

The primary instruments used for the Group's medium to long-term financing are bonds and medium-term notes (MTNs). In the 2008 financial year, Deutsche Telekom issued bonds totaling EUR 2.8 billion, MTNs totaling EUR 1.8 billion, and liabilities to non-banks from promissory notes totaling EUR 1.4 billion, and took out loans totaling EUR 0.5 billion with the European Investment Bank. The individual terms and conditions for the most important financial instruments are explained in the notes to the consolidated financial statements under Note 25.

To guarantee the solvency and financial flexibility of Deutsche Telekom at all times, a liquidity reserve in the form of credit lines and, where necessary, cash is maintained. For this purpose, the Company has entered into standardized bilateral credit agreements with 28 banks amounting to a total of EUR 16.8 billion. The bilateral credit agreements have an original maturity of 36 months and can, after each period of 12 months, be extended by a further 12 months to renew the maturity of 36 months. No drawdowns under these agreements had been made as of December 31, 2008.

To ensure its financial flexibility Deutsche Telekom essentially uses two key performance indicators: gearing and relative debt. One component of the indicators is net debt, which the Group uses as an important indicator for investors, analysts, and rating agencies.

Net debt increased in the reporting year from EUR 37.2 billion to EUR 38.2 billion. This is attributable in particular to dividends paid and cash outflows for the acquisition of shares in OTE and SunCom. The strong free cash flow and the cash inflow from the sale of Media&Broadcast had an offsetting effect.

**Net debt.***

| millions of €, as of Dec. 31 | **2008** | 2007 | 2006 |
|---|---|---|---|
| Bonds | 34,302 | 32,294 | 36,288 |
| Liabilities to banks | 4,222 | 4,260 | 2,348 |
| Liabilities to non-banks from promissory notes | 887 | 690 | 680 |
| Derivative financial liabilities | 1,053 | 977 | 562 |
| Lease liabilities | 2,009 | 2,139 | 2,293 |
| Liabilities arising from ABS transactions | 0 | 0 | 1,139 |
| Other financial liabilities | 974 | 502 | 377 |
| **Gross debt** | **43,447** | **40,862** | **43,687** |
| Cash and cash equivalents | 3,026 | 2,200 | 2,765 |
| Available-for-sale/held-for-trading financial assets | 101 | 75 | 122 |
| Derivative financial assets | 1,598 | 433 | 359 |
| Other financial assets | 564 | 918 | 886 |
| **Net debt** | **38,158** | **37,236** | **39,555** |

* Deutsche Telekom considers "net debt" to be an important measure for investors, analysts, and rating agencies. Although many of Deutsche Telekom's competitors use this measure, its definition may vary from one company to another.

**Financial flexibility.***

| as of Dec. 31 | **2008** | 2007 | 2006 |
|---|---|---|---|
| **Gearing** | | | |
| Net debt / Shareholders' equity | 0.9 | 0.8 | 0.8 |
| **Relative debt** | | | |
| Net debt / EBITDA (adjusted for special factors) | 2.0 | 1.9 | 2.0 |

* Calculated and rounded on the basis of millions for greater precision.

**Long-term rating of Deutsche Telekom.**

| as of Dec. 31 | Standard & Poor's | Moody's | Fitch |
|---|---|---|---|
| 2006 | A– | A3 | A– |
| 2007 | A– | A3 | A– |
| **2008** | **BBB+** | **Baa1** | **A–** |
| Outlook | stable | stable | negative |

**Condensed consolidated statement of cash flows.**

| millions of € | 2008 | 2007 | 2006 |
|---|---|---|---|
| **Net cash from operating activities** | **15,368** | **13,714** | **14,222** |
| Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment | (8,707) | (8,015) | (11,806) |
| **Free cash flow before proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment** | **6,661** | **5,699** | **2,416** |
| Proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment | 372 | 761 | 567 |
| Adjustment [a] | – | 121 | – |
| **Free cash flow (before dividend payments) [b]** | **7,033** | **6,581** | **2,983** |
| **Net cash used in investing activities** | **(11,384)** | **(8,054)** | **(14,305)** |
| **Net cash used in financing activities** | **(3,097)** | **(6,125)** | **(2,061)** |
| Effect of exchange rate changes on cash and cash equivalents | (61) | (100) | (66) |
| Net increase (decrease) in cash and cash equivalents | 826 | (565) | (2,210) |
| Cash and cash equivalents | 3,026 | 2,200 | 2,765 |

[a] Cash outflows for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.
[b] Deutsche Telekom defines free cash flow as cash generated from operations less interest paid and net cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment. Deutsche Telekom is of the opinion that the "free cash flow (before dividend payments)" indicator is used by investors as a measure to assess the Group's net cash from operating activities after deduction of cash outflows for intangible assets (excluding goodwill) and property, plant and equipment, in particular with regard to subsidiaries, associates and joint ventures, and the repayment of liabilities. Free cash flow (before dividend payments) should not be used to determine the financial position of the Group. There is only limited comparability between Deutsche Telekom's definition of free cash flow and methods of calculating this measure and similarly designated measures and disclosures of other companies.

**Net cash from operating activities.** Net cash from operating activities amounted to EUR 15.4 billion in the reporting period, compared with EUR 13.7 billion in the prior year. The increase was primarily attributable to favorable changes in working capital and lower interest payments. Income tax payments had an offsetting effect; payments of EUR 0.5 billion were recorded in 2008, and receipts of EUR 0.2 billion in the prior year.

**Net cash used in investing activities.** Net cash used in investing activities totaled EUR 11.4 billion in 2008 as compared with EUR 8.1 billion in the previous year. The main factors contributing to this change were outflows for the acquisition of SunCom in the amount of EUR 1.0 billion and for the acquisition of shares in OTE in the amount of EUR 3.1 billion as compared with outflows totaling EUR 1.5 billion for Orange Nederland and Immobilien Scout GmbH in the prior year. In addition, cash outflows for intangible assets and property, plant and equipment increased by EUR 0.7 billion, primarily as a result of the 2G and 3G network roll-out in the United States, while inflows for property, plant and equipment decreased by EUR 0.4 billion, in particular as a result of lower real estate disposals.

**Net cash used in financing activities.** Net cash used in financing activities in 2008 totaled EUR 3.1 billion, compared with EUR 6.1 billion in 2007.

This change was mostly attributable to higher proceeds from the issue of non-current financial liabilities of EUR 4.9 billion, while repayments decreased by EUR 0.9 billion. Current financial liabilities, on the other hand, included a year-on-year net increase in repayments amounting to EUR 2.6 billion. In addition, dividend payments increased by EUR 0.2 billion year-on-year, mainly as a result of an increase in dividend payments of Deutsche Telekom AG.

The issue of financial liabilities in 2008 was largely the result of the issue of medium-term notes totaling EUR 1.8 billion, the issue of a Eurobond totaling EUR 1.5 billion, the issue of a U.S. dollar bond totaling EUR 1.0 billion, and the issue of a Samurai bond totaling EUR 0.3 billion. In addition, promissory notes (shown as liabilities to banks) were issued for an amount of EUR 1.4 billion, commercial papers were taken out for a net amount of EUR 0.6 billion, and a loan of EUR 0.5 billion was taken out with the European Investment Bank. A benchmark bond in the amount of EUR 2.0 billion, medium-term notes for an amount of EUR 1.5 billion, a U.S. dollar bond amounting to EUR 0.5 billion, as well as bonds issued and credit lines drawn by SunCom amounting to EUR 0.7 billion were repaid during the same period. Net repayments of drawdowns under short-term credit lines amounting to EUR 1.4 billion were also made, and a loan of EUR 0.2 billion from Kreditanstalt für Wiederaufbau was repaid.

## Statement on business development in 2008.

Deutsche Telekom kept net revenue constant in 2008 compared with the prior year despite the continued intense competitive and price pressure on the German as well as Central and Eastern European markets, when excluding year-on-year changes in exchange rates and in the composition of the Group. Group EBITDA and free cash flow increased. These results confirm Deutsche Telekom's successful continuation of its "Focus, fix and grow" strategy. The Board of Management therefore proposes a dividend of EUR 0.78 for each no par value share carrying dividend rights.

# Development of business in the operating segments. Mobile Communications Europe and Mobile Communications USA.

**Mobile Communications Europe and Mobile Communications USA: Customer development.** [a]

| | Dec. 31, 2008 millions | Dec. 31, 2007 millions | Change millions | Change % | Dec. 31, 2006 millions |
|---|---|---|---|---|---|
| **Mobile Communications Europe** | **95.6** | **90.9** | **4.7** | **5.2** | **83.4** |
| T-Mobile Deutschland [b] | 39.1 | 36.0 | 3.1 | 8.6 | 31.4 |
| T-Mobile UK [c] | 16.8 | 17.3 | (0.5) | (2.9) | 16.9 |
| PTC (Poland) | 13.3 | 13.0 | 0.3 | 2.3 | 12.2 |
| T-Mobile Netherlands (NL) [d] | 5.3 | 4.9 | 0.4 | 8.2 | 4.6 |
| T-Mobile Austria (A) | 3.4 | 3.3 | 0.1 | 3.0 | 3.2 |
| T-Mobile CZ (Czech Republic) | 5.4 | 5.3 | 0.1 | 1.9 | 5.0 |
| T-Mobile Hungary | 5.4 | 4.9 | 0.5 | 10.2 | 4.4 |
| T-Mobile Croatia | 2.7 | 2.4 | 0.3 | 12.5 | 2.2 |
| T-Mobile Slovensko (Slovakia) | 2.3 | 2.4 | (0.1) | (4.2) | 2.2 |
| Other [e] | 1.9 | 1.6 | 0.3 | 18.8 | 1.3 |
| **Mobile Communications USA** | **32.8** | **29.8** | **3.0** | **10.1** | **26.1** |
| **Mobile customers (total)** | **128.3** | **120.8** | **7.5** | **6.2** | **109.6** |

[a] One mobile communications card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown. Organic customer growth is reported for better comparability: Orange Nederland and SunCom customers were also included in the historic customer base.
[b] On the basis of different rulings on the expiry of prepaid credit and the limited validity of prepaid cards, T-Mobile Deutschland changed its terms of contract and thus also its deactivation policy in the first quarter of 2007 in favor of its prepay customers. These customers can now use their prepaid credit longer than before. As a result of the change in the terms of contract, prepaid contracts no longer end automatically, but run for an unlimited duration and can be terminated by the customer at any time and by T-Mobile with one month's notice. T-Mobile Deutschland reserves the right to make use of this right of termination and to deactivate cards in the systems.
[c] Including Virgin Mobile.
[d] The consolidation of Online (formerly Orange Nederland Breedband B.V.) in the second quarter of 2008 has no effect on the number of customers of the T-Mobile Netherlands group, as only mobile communications customers are shown.
[e] "Other" includes T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).

**Mobile Communications Europe.**

The customer base in the Mobile Communications Europe operating segment continued to grow in 2008. The highest increases compared with the end of 2007 were generated by T-Mobile Deutschland (3.1 million net additions), T-Mobile Hungary (0.5 million net additions), T-Mobile Netherlands (0.4 million net additions), as well as T-Mobile Croatia and PTC (0.3 million net additions each). The T-Mobile companies in the Czech Republic, Austria, Macedonia, and Montenegro also contributed to customer growth. The number of customers at T-Mobile UK declined mainly as a result of the downward trend at Virgin Mobile. The number of contract customers continued to rise encouragingly in 2008. The number of contract customers at T-Mobile Deutschland increased by almost 1 million, the same growth level as in the previous year. PTC also recorded strong growth of over 0.9 million in the number of its contract customers, which equates to an increase of 5 percent over growth in the prior year.

The percentage share of contract customers as a proportion of the total customer base increased in particular in the T-Mobile companies in Slovakia, Poland, the Czech Republic, the United Kingdom, Austria, and Hungary, as well as in the other Southeastern European companies. This success is due to the focused customer acquisition strategy – calling plans with minute buckets, flat-rate plans, and new, attractive hardware offers in conjunction with a fixed-term contract. In Germany and the other markets where T-Mobile offers the Apple iPhone 3G, this device made a significant contribution to contract customer growth.

**Mobile Communications USA.**

The Mobile Communications USA operating segment increased its customer base during the year. The number of customers at the end of 2008 increased to 32.8 million with a total of 4.1 million net additions, including 1.1 million customers acquired as a result of the acquisition of SunCom.

**Mobile Communications Europe: Development of operations.**

| | 2008 millions of € | 2007 millions of € | Change millions of € | Change % | 2006 millions of € |
|---|---|---|---|---|---|
| **Total revenue** [a] | 20,663 | 20,713 | (50) | (0.2) | 18,455 |
| Of which: T-Mobile Deutschland | 7,770 | 7,993 | (223) | (2.8) | 8,215 |
| Of which: T-Mobile UK | 4,051 | 4,812 | (761) | (15.8) | 4,494 |
| Of which: PTC | 2,260 | 1,965 | 295 | 15.0 | 305 |
| Of which: T-Mobile NL [b] | 1,806 | 1,318 | 488 | 37.0 | 1,138 |
| Of which: T-Mobile A | 1,085 | 1,182 | (97) | (8.2) | 1,149 |
| Of which: T-Mobile CZ | 1,329 | 1,171 | 158 | 13.5 | 1,043 |
| Of which: T-Mobile Hungary | 1,117 | 1,118 | (1) | (0.1) | 1,050 |
| Of which: T-Mobile Croatia | 616 | 581 | 35 | 6.0 | 556 |
| Of which: T-Mobile Slovensko | 571 | 510 | 61 | 12.0 | 429 |
| Of which: Other [c] | 248 | 236 | 12 | 5.1 | 198 |
| **EBIT** (profit from operations) | 3,188 | 2,436 | 752 | 30.9 | 2,746 |
| EBIT margin (%) | 15.4 | 11.8 | | | 14.9 |
| Depreciation, amortization and impairment losses | (3,875) | (4,241) | 366 | 8.6 | (3,367) |
| EBITDA [d] | 7,063 | 6,677 | 386 | 5.8 | 6,113 |
| Special factors affecting EBITDA [d] | (97) | (147) | 50 | 34.0 | (40) |
| **Adjusted EBITDA** [d] | 7,160 | 6,824 | 336 | 4.9 | 6,153 |
| Of which: T-Mobile Deutschland | 3,028 | 2,938 | 90 | 3.1 | 3,303 |
| Of which: T-Mobile UK | 888 | 1,183 | (295) | (24.9) | 978 |
| Of which: PTC | 785 | 646 | 139 | 21.5 | 89 |
| Of which: T-Mobile NL [b] | 352 | 279 | 73 | 26.2 | 189 |
| Of which: T-Mobile A | 285 | 336 | (51) | (15.2) | 331 |
| Of which: T-Mobile CZ | 634 | 513 | 121 | 23.6 | 450 |
| Of which: T-Mobile Hungary | 481 | 475 | 6 | 1.3 | 422 |
| Of which: T-Mobile Croatia | 271 | 248 | 23 | 9.3 | 237 |
| Of which: T-Mobile Slovensko | 230 | 203 | 27 | 13.3 | 173 |
| Of which: Other [c] | 114 | 116 | (2) | (1.7) | 105 |
| Adjusted EBITDA margin [d] (%) | 34.7 | 32.9 | | | 33.3 |
| **Cash capex** [e] | (1,897) | (1,938) | 41 | 2.1 | (1,950) |
| **Number of employees** [f] | 29,237 | 30,802 | (1,565) | (5.1) | 25,345 |

[a] The amounts stated for the national companies correspond to their respective unconsolidated financial statements without taking into consideration consolidation effects at operating segment level.
[b] Including first-time consolidation of Orange Nederland from October 1, 2007 and of Online (formerly Orange Nederland Breedband B.V.) in the second quarter of 2008, retroactively as of October 1, 2007.
[c] "Other" includes revenues and EBITDA generated by T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).
[d] Deutsche Telekom defines EBITDA as profit/loss from operations before depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to the section on "Development of business in the Group."
[e] Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
[f] Average number of employees.

### Mobile Communications USA: Development of operations.[a]

| | 2008 millions of € | 2007 millions of € | Change millions of € | Change % | 2006 millions of € |
|---|---|---|---|---|---|
| **Total revenue** | 14,957 | 14,075 | 882 | 6.3 | 13,628 |
| **EBIT** (profit from operations) | 2,299 | 2,017 | 282 | 14.0 | 1,756 |
| EBIT margin (%) | 15.4 | 14.3 | | | 12.9 |
| Depreciation, amortization and impairment losses | (1,884) | (1,892) | 8 | 0.4 | (1,991) |
| EBITDA[b] | 4,183 | 3,909 | 274 | 7.0 | 3,747 |
| Special factors affecting EBITDA[b] | (57) | – | (57) | n.a. | – |
| **Adjusted EBITDA**[b] | 4,240 | 3,909 | 331 | 8.5 | 3,747 |
| Adjusted EBITDA margin[b] (%) | 28.3 | 27.8 | | | 27.5 |
| **Cash capex**[c] | (2,540) | (1,958) | (582) | (29.7) | (5,297) |
| **Number of employees**[d] | 36,076 | 31,655 | 4,421 | 14.0 | 28,779 |

[a] Including first-time consolidation of SunCom from February 22, 2008.
[b] Deutsche Telekom defines EBITDA as profit/loss from operations before depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to the section on "Development of business in the Group."
[c] Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
[d] Average number of employees.

### Mobile Communications: Development of operations.[a]

| | 2008 millions of € | 2007 millions of € | Change millions of € | Change % | 2006 millions of € |
|---|---|---|---|---|---|
| **Total revenue** | 35,586 | 34,736 | 850 | 2.4 | 32,040 |
| **EBIT** (profit from operations) | 5,487 | 4,453 | 1,034 | 23.2 | 4,504 |
| EBIT margin (%) | 15.4 | 12.8 | | | 14.1 |
| Depreciation, amortization and impairment losses | (5,759) | (6,133) | 374 | 6.1 | (5,358) |
| EBITDA[b] | 11,246 | 10,586 | 660 | 6.2 | 9,862 |
| Special factors affecting EBITDA[b] | (154) | (147) | (7) | (4.8) | (40) |
| **Adjusted EBITDA**[b] | 11,400 | 10,733 | 667 | 6.2 | 9,902 |
| Adjusted EBITDA margin[b] (%) | 32.0 | 30.9 | | | 30.9 |
| **Cash capex**[c] | (4,437) | (3,896) | (541) | (13.9) | (7,247) |
| **Number of employees**[d] | 65,313 | 62,457 | 2,856 | 4.6 | 54,124 |

[a] This table presents figures showing the Mobile Communications Europe and Mobile Communications USA operating segments in consolidated form for information purposes.
[b] Deutsche Telekom defines EBITDA as profit/loss from operations before depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to the section on "Development of business in the Group."
[c] Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
[d] Average number of employees.

**Mobile Communications Europe.**

**Total revenue** in the Mobile Communications Europe operating segment almost reached the prior-year level. Even if adjusted for exchange rate effects, PTC and T-Mobile CZ in particular recorded revenue growth. All national companies in Southeastern Europe again recorded marked increases in revenue, with the exception of T-Mobile Hungary which maintained its revenue at the same level as in the previous year. Revenue at T-Mobile UK decreased, due mainly to a strong negative effect of the pound sterling exchange rate and fierce competition. Regulatory decisions also impacted revenue at T-Mobile UK in 2008. The continuing intense price competition and regulatory price cuts caused the revenues of T-Mobile Austria to decline and those of T-Mobile Deutschland to edge down slightly. However, increasing customer numbers and a targeted focus on acquiring contract customers partially offset the decrease in revenue at both companies. The consolidation of Orange Nederland and Online (formerly Orange Nederland Breedband B.V.) also had a positive effect on revenue growth in Europe.

**Adjusted EBITDA** grew by EUR 0.3 billion in 2008 compared with 2007. This trend was driven primarily by PTC and T-Mobile CZ. On the back of sustained successful cost management and a one-time effect of EUR 0.1 billion from the sale of an asset, T-Mobile Deutschland's EBITDA improved substantially to over EUR 3 billion despite intense competition. The national companies in Slovakia, Hungary and Croatia also contributed to EBITDA growth. The first-time consolidation of Orange Nederland and Online (formerly Orange Nederland Breedband B.V.) also had a positive effect on earnings. A sharp decline in the pound sterling reduced EBITDA for T-Mobile UK year-on-year. On top of that, lower revenues and high usage-dependent direct costs reduced T-Mobile UK's earnings further. The continuing intense price competition and regulatory price cuts led to a reduction in EBITDA at T-Mobile Austria. Considerable savings in indirect costs were not sufficient to offset the decline in revenue.

**EBIT** (profit from operations) in the Mobile Communications Europe operating segment increased by EUR 0.8 billion year-on-year in 2008. This corresponds to an increase of 30.9 percent. In addition to the positive EBITDA effects, lower depreciation, amortization and impairment losses at T-Mobile UK, PTC, T-Mobile Deutschland, and T-Mobile Austria also contributed to the increase in EBIT.

**Cash capex** in the Mobile Communications Europe operating segment amounted to EUR 1.9 billion, the same level as in the previous year. While capital expenditure decreased in the United Kingdom, Germany, the Czech Republic, Slovakia, and Croatia, it increased in Poland, the Netherlands, and Hungary.

The **average number of employees** declined year-on-year, primarily due to the lower headcount at T-Mobile Deutschland. In Germany, the spin-off of customer service operations to Deutsche Telekom Kundenservice GmbH affected employee figures within the Group. As a result, Deutsche Telekom has reported former T-Mobile customer service employees in the Broadband/Fixed Network operating segment since the first quarter of 2008. These effects were countered mainly by the inclusion of Orange Nederland and Online (formerly Orange Nederland Breedband B.V.) employees and a sharp increase in the number of PTC employees following the expansion of sales through its own shops.

**Mobile Communications USA.**

**Total revenue** in the Mobile Communications USA operating segment grew by 6.3 percent. Growth was significantly stronger when measured in local currency (13.5 percent), on account of U.S. dollar and euro currency movements. The main factor driving this revenue growth was the increase in customer base, including those customers added as a result of the acquisition of SunCom. The acquisition of SunCom in February 2008 contributed EUR 0.5 billion to consolidated revenues during 2008.

**EBIT** (profit before operations) and **adjusted EBITDA** rose by EUR 0.3 billion year-on-year, respectively, mainly as a result of the continued revenue growth and simultaneous improvement in EBITDA margin. Growth was stronger when measured in local currency, and was reduced by currency movements when T-Mobile USA's results were converted to euros.

**Cash capex** increased year-on-year from EUR 2.0 billion to EUR 2.5 billion. The increase is primarily due to higher capex in connection with the rollout of T-Mobile USA's UMTS/HSDPA (3G) network. By the end of 2008, T-Mobile USA's 3G network covered a population of 107 million people in 130 cities.

The average **number of employees** rose year-on-year. The increase is related to sustained customer growth and business expansion and in addition the acquisition of SunCom in February 2008, which added approximately 1,850 new employees.

# Broadband/Fixed Network.

**Broadband/Fixed Network: Customer development.**

| | Dec. 31, 2008 millions | Dec. 31, 2007 millions | Change millions | Change % | Dec. 31, 2006 millions |
|---|---|---|---|---|---|
| **Broadband** | | | | | |
| Lines (total)[a,b] | 15.0 | 13.9 | 1.1 | 7.9 | 11.3 |
| Of which: retail | 12.1 | 10.2 | 1.9 | 18.6 | 7.9 |
| Domestic[a] | 13.3 | 12.5 | 0.8 | 6.4 | 10.3 |
| Of which: retail | 10.6 | 9.0 | 1.6 | 17.8 | 7.1 |
| International[a,b] | 1.7 | 1.4 | 0.3 | 21.4 | 1.0 |
| **Fixed Network** | | | | | |
| Lines (total)[a,b] | 33.8 | 36.6 | (2.8) | (7.7) | 39.0 |
| Domestic[a] | 28.6 | 31.1 | (2.5) | (8.0) | 33.2 |
| Of which: standard analog lines | 20.3 | 22.4 | (2.1) | (9.4) | 24.2 |
| Of which: ISDN lines | 8.3 | 8.6 | (0.3) | (3.5) | 9.0 |
| International[a,b] | 5.3 | 5.5 | (0.2) | (3.6) | 5.8 |
| **Wholesale/resale** | | | | | |
| Resale/IP-BSA[c] | 2.8 | 3.7 | (0.9) | (24.3) | 3.4 |
| Of which: domestic | 2.5 | 3.5 | (1.0) | (28.6) | 3.2 |
| ULLs[d] | 8.4 | 6.4 | 2.0 | 31.3 | 4.7 |
| Of which: domestic | 8.3 | 6.4 | 1.9 | 29.7 | 4.7 |
| IP-BSA SA[e] | 0.2 | n.a. | n.a. | n.a. | n.a. |
| Of which: domestic | 0.2 | n.a. | n.a. | n.a. | n.a. |

Totals were calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown.

[a] Lines in operation excluding internal use and public telecommunications, including wholesale services.
[b] International includes Central and Eastern Europe with T-Hrvatski Telekom, Slovak Telekom, and Magyar Telekom including subsidiaries Makedonski Telekom AD and Crnogorski Telekom. T-Online France and T-Online Spain were deconsolidated in 2007 and are not included here. Prior-year figures have been adjusted accordingly.
[c] Definition of resale/IP-BSA: Sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group including bundled IP-Bitstream Access. In the case of IP-BSA, Deutsche Telekom leases DSL lines to the competitor and transports the datastream carried over the lines via its concentrator network to the associated broadband point of presence where the datastream is handed over to the competitor.
[d] Unbundled local loop (ULL) lines in Germany and abroad; wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.
[e] Definition of IP-BSA stand alone (IP-BSA SA): IP-BSA is a wholesale product not bundled with a Deutsche Telekom PSTN line. Allows competitors to offer an all-IP product range.

In the Broadband/Fixed Network operating segment, the number of **broadband lines** rose by 1.1 million year-on-year to 15.0 million in the reporting year. In Germany, the number of broadband lines increased by 0.8 million to 13.3 million compared with the previous year.

Deutsche Telekom is by far the largest broadband provider in Germany with 10.6 million retail broadband lines. Net additions of 1.6 million retail DSL customers were recorded in 2008. This corresponds to a new customer market share calculated by Deutsche Telekom of around 45 percent. Attractive pricing models, regional pricing campaigns, and improved service are driving this growth.

The number of Entertain lines activated climbed to around 353,000 by year-end. The number of orders received up to this point in time were around 480,000.

Internationally too, the broadband market grew in 2008. With a total of 1.7 million broadband lines, including resale, the Broadband/Fixed Network operating segment achieved a year-on-year increase outside Germany of 326,000 lines.

A drop in the number of **fixed-network** lines was recorded, as expected. The total number of fixed-network lines in Germany decreased by 8.0 percent in 2008 to 28.6 million. The line losses include customers who previously obtained their broadband connection via a fixed network-based DSL resale line from Deutsche Telekom and are now migrating to a ULL-based IP line. The other line losses are mainly attributable to customers switching to other fixed-network, cable and mobile operators.

Demand for unbundled local loop lines (ULLs) in Germany increased by 1.9 million from the end of 2007 to a total of 8.3 million lines. Among other factors, this increase was mainly the result of the migration of DSL resale customers to all-IP lines operated on the basis of ULLs. The decline in DSL resale lines of just under 1.0 million to 2.5 million in 2008 was partly offset by the migration to IP-BSA lines. In the reporting period, Deutsche Telekom provided 206,000 of the IP-BSA stand alone lines introduced mid-year without a PSTN line (unbundled), which the Deutsche Telekom Group sells to competitors as wholesale products.

**Broadband/Fixed Network: Development of operations.** [a]

| | **2008 millions of €** | 2007 millions of € | Change millions of € | Change % | 2006 millions of € |
|---|---|---|---|---|---|
| **Total revenue** | 21,331 | 22,690 | (1,359) | (6.0) | 24,515 |
| Domestic | 19,055 | 20,078 | (1,023) | (5.1) | 21,835 |
| Of which: network communications | 9,026 | 10,138 | (1,112) | (11.0) | 11,240 |
| Of which: wholesale services | 4,404 | 4,482 | (78) | (1.7) | 4,302 |
| Of which: IP/Internet | 2,504 | 2,452 | 52 | 2.1 | 3,000 |
| Of which: other fixed-network services [b] | 2,111 | 2,405 | (294) | (12.2) | 2,536 |
| International | 2,329 | 2,654 | (325) | (12.2) | 2,680 |
| **EBIT** (profit from operations) | 2,914 | 3,250 | (336) | (10.3) | 3,356 |
| EBIT margin (%) | 13.7 | 14.3 | | | 13.7 |
| Depreciation, amortization and impairment losses | (3,612) | (3,675) | 63 | 1.7 | (3,839) |
| EBITDA [c] | 6,526 | 6,925 | (399) | (5.8) | 7,195 |
| Special factors affecting EBITDA [c] | (903) | (845) | (58) | (6.9) | (1,553) |
| **Adjusted EBITDA** [c] | 7,429 | 7,770 | (341) | (4.4) | 8,748 |
| Domestic | 6,461 | 6,792 | (331) | (4.9) | 7,903 |
| International | 970 | 979 | (9) | (0.9) | 845 |
| Adjusted EBITDA margin [c] (%) | 34.8 | 34.2 | | | 35.7 |
| Domestic (%) | 33.9 | 33.8 | | | 36.2 |
| International (%) | 41.6 | 36.9 | | | 31.5 |
| **Cash capex** [d] | (3,134) | (2,805) | (329) | (11.7) | (3,250) |
| **Number of employees** [e] | 94,287 | 97,690 | (3,403) | (3.5) | 107,006 |
| Domestic | 78,808 | 79,704 | (896) | (1.1) | 86,315 |
| International | 15,479 | 17,986 | (2,507) | (13.9) | 20,691 |

[a] T-Online France and T-Online Spain, which were previously assigned to Broadband/Fixed Network, were sold and have no longer been included in the consolidated group of this operating segment since June 30, 2007 and July 31, 2007, respectively. The Scout24 group is reported in the domestic segment as the parent company has its registered office in Germany. ImmobilienScout GmbH has been fully consolidated since November 2007. ActiveBilling was reassigned and, together with T-Mobile Deutschland GmbH's call center operations, included in the Broadband/Fixed Network operating segment effective January 1, 2008.

[b] Other revenue from other fixed-network services was reclassified and combined in other fixed-network services. Prior-year comparatives have been adjusted.

[c] Deutsche Telekom defines EBITDA as profit/loss from operations before depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to the section on "Development of business in the Group."

[d] Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.

[e] Average number of employees.

**Total domestic revenue** in 2008 was down 5.1 percent year-on-year at EUR 19.1 billion. This decline is attributable to the continuing line losses resulting from increased competition, the high acceptance of complete packages (telephony and Internet) with a flat-rate component and falling usage-related charges. Other factors included a volume-related decline in interconnection revenue, lower prices in the broadband market, and decreased purchase of wholesale voice and data products by the Business Customers segment due to price and volume factors. Volume growth in the broadband business and in unbundled local loop lines only partially offset the decline in revenue.

In the network communications area, intense competition caused revenues to fall by 11.0 percent year-on-year to EUR 9.0 billion in the reporting year. The popularity of complete packages was not sufficient to offset the decline in revenue from line losses. In addition, the flat rates reduced call revenues due to the decreasing proportion of billed minutes.

Revenue from wholesale services decreased by 1.7 percent in 2008 to EUR 4.4 billion. Factors included the lower number of interconnection lines and calls based on a reduction in origination services. The decline in DSL resale lines as a result of volume and price factors as well as migration of customers to IP-based lines (IP-BSA) due to lower regulatorily mandated prices also led to a decrease in revenue. The increase in revenue from unbundled local loop lines did not fully offset this decrease.

Revenue in the IP/Internet area in 2008 increased by 2.1 percent year-on-year to EUR 2.5 billion, driven primarily by the full consolidation of ImmobilienScout GmbH and volume growth in terms of DSL complete packages. This positive development was partly offset by effects such as the price cuts resulting from continuing competitive pressure or customer migration from individual DSL components to more favorably priced complete packages.

"Other fixed-network services," comprising the areas of data communications, value-added services, and terminal equipment, recorded a revenue decline of 12.2 percent to EUR 2.1 billion in 2008 due both to a decrease in volumes and, in part, to a reduction in prices.

**International revenue** in 2008 decreased by 12.2 percent year-on-year to EUR 2.3 billion. This decline can be attributed to the deconsolidation of T-Online France and T-Online Spain, with an impact of EUR 0.2 billion, tough competition in the traditional fixed network, and fixed-mobile substitution in Central and Eastern Europe. The losses in the traditional fixed-network business were only partially offset by dynamic broadband growth and positive exchange rate effects.

**Adjusted EBITDA** of the Broadband/Fixed Network operating segment decreased by EUR 0.3 billion to EUR 7.4 billion year-on-year. The negative development in international and domestic revenue was not fully offset by a reduction in revenue-related costs, lower market investments, and efficiency gains, as well as the overall positive effects of the changes in the composition of the Group.

Adjusted EBITDA of EUR 6.5 billion was generated **in Germany** in the reporting year, down 4.9 percent year-on-year. The savings, for example, in revenue-driven costs for materials, as well as reduced costs for market investments and third-party services, and lower IT expenses only partly made up for the decrease in revenue in the traditional fixed-network business.

**Outside Germany,** adjusted EBITDA was almost stable in 2008 at approximately EUR 1.0 billion in 2008. Adjusted for the deconsolidation of T-Online France and T-Online Spain, adjusted EBITDA in Central and Eastern Europe declined due to a decrease in revenue.

**EBIT** (profit from operations) decreased by 10.3 percent to EUR 2.9 billion year-on-year in 2008. The reasons for this trend are the same as those for EBITDA development.

**Cash capex** increased by 11.7 percent year-on-year to EUR 3.1 billion. This increase was primarily due to capital expenditure for IT systems and IP platforms in Germany, whereas, in Central and Eastern Europe, the focus of expenditure was above all on network infrastructure, including, to a certain extent, optical-fiber roll-out as well as IP platforms.

Despite staff reductions, the average **number of employees** in Germany decreased by just 896 to 78,808 on account of the newly consolidated companies. Around 4,700 employees were added at the beginning of 2008 following the reassignment of ActiveBilling and the inclusion of T-Mobile Deutschland GmbH's call center operations in the Broadband/Fixed Network operating segment. In addition, junior staff completing vocational training at Deutsche Telekom were given permanent positions. Due to the further use of workforce reduction measures such as partial or early retirement and voluntary redundancies, the transfer of civil servants and salaried employees to other employment opportunities, and the reassignment of staff to Group Headquarters & Shared Services, however, employees left the operating segment.

The average number of employees outside Germany also decreased year-on-year due to the deconsolidation of companies and the improvement of performance processes.

# Business Customers.

### Business Customers: Key performance indicators.

| | **Dec. 31, 2008** | Dec. 31, 2007 | Change | Change % | Dec. 31, 2006 |
|---|---|---|---|---|---|
| **Computing & Desktop Services** | | | | | |
| Number of servers managed and serviced (units) | 56,734 | 39,419 | 17,315 | 43.9 | 33,037 |
| Number of workstations managed and serviced (millions) | 1.51 | 1.46 | 0.05 | 3.4 | 1.36 |
| **Systems Integration** [a] | | | | | |
| Hours billed [b] (millions) | 10.7 | 11.4 | (0.7) | (6.1) | 10.9 |
| Utilization rate [c] (%) | 80.9 | 80.2 | 0.7 | | 80.4 |

[a] Domestic: excluding changes in the composition of the Group.
[b] Cumulative figures at the balance sheet date.
[c] Ratio of average number of hours billed to maximum possible hours billed per period.

### Business customers: Development of operations. [a]

| | **2008 millions of €** | 2007 millions of € | Change millions of € | Change % | 2006 millions of € |
|---|---|---|---|---|---|
| **Total revenue** | 11,010 | 11,987 | (977) | (8.2) | 12,869 |
| **EBIT** (loss from operations) | (6) | (323) | 317 | 98.1 | (835) |
| Special factors affecting EBIT [b] | (75) | (478) | 403 | 84.3 | (1,180) |
| Adjusted EBIT [b] | 69 | 155 | (86) | (55.5) | 345 |
| Adjusted EBIT margin [b] (%) | 0.6 | 1.3 | | | 2.7 |
| Depreciation, amortization and impairment losses | (805) | (907) | 102 | 11.2 | (946) |
| EBITDA [c] | 799 | 584 | 215 | 36.8 | 111 |
| Special factors affecting EBITDA [c] | (51) | (478) | 427 | 89.3 | (1,180) |
| **Adjusted EBITDA** [c] | 850 | 1,062 | (212) | (20.0) | 1,291 |
| Adjusted EBITDA margin [c] (%) | 7.7 | 8.9 | | | 10.0 |
| **Cash capex** [d] | (839) | (921) | 82 | 8.9 | (795) |
| **Number of employees** [e] | 52,479 | 56,566 | (4,087) | (7.2) | 56,595 |

[a] ActiveBilling was reassigned to the Broadband/Fixed Network operating segment as of January 1, 2008. Media&Broadcast GmbH was sold to Télédiffusion de France with effect from January 1, 2008.
[b] For a detailed explanation of the special factors affecting EBIT, adjusted EBIT, and the adjusted EBIT margin, please refer to the section on "Development of business in the Group."
[c] Deutsche Telekom defines EBITDA as profit/loss from operations before depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to the section on "Development of business in the Group."
[d] Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement. In the first half of 2007 these include outflows totaling EUR 112 million for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.
[e] Average number of employees.

The business customer market for information and communication technology (ICT) services again saw intense competition and price pressure in 2008. Despite a 5.1 percent year-on-year decrease in the number of orders received not adjusted for consolidation effects, T-Systems increased the number of orders in operational terms by 5.2 percent year-on-year. The positive development of directly comparable new order levels on an adjusted basis underlines the fact that T-Systems is on the right track with its new sales and marketing approach and its ability to provide ICT and telecommunications services worldwide. Examples of this include the new deals concluded with Alcatel-Lucent and Stora Enso. In addition, the focus on major cross-border outsourcing activities is already contributing to T-Systems' continued international growth. Examples of this are the large contracts with the energy and petrochemicals group Royal Dutch Shell and Siemens (networking its locations in Eastern Europe) and the South African insurance company Old Mutual Group (IT outsourcing).

**Total revenue** in the Business Customers operating segment in 2008 amounted to EUR 11.0 billion, a year-on-year decrease of 1.2 percent when adjusted for effects of changes in the composition of the Group and exchange rate effects. Reported revenue declined by 8.2 percent, primarily as a result of changes in the composition of the Group. Both internal and external revenues were affected by this trend. The positive development of international business, for instance as a result of the contracts with corporate customers such as Shell, continued in the reporting period with an increase in revenue of 7.4 percent. In Germany, revenue adjusted for changes in the composition of the Group declined by 4.3 percent, whereas reported revenue was down by 12.3 percent. The decrease in domestic revenue is attributable both to the continued price erosion in the telecommunications and IT business and to the sale of Media & Broadcast and the reassignment of ActiveBilling.

The Business Customers operating segment generated revenue of EUR 8.5 billion in 2008 from business with customers outside the Deutsche Telekom Group, a decrease of 5.7 percent compared with the prior year. Initial successes from the strategic partnership with Cognizant and revenue from the large-scale contract with the energy and petrochemical group Royal Dutch Shell were not sufficient to compensate for the price-driven decrease in revenue in the area of Systems Integration. Telecommunications also recorded a decline that was partly attributable to changes in the composition of the Group and partly to significant price erosion in the voice and data business. The increase in IP revenues was not sufficient to offset this development. Net revenue from Computing & Desktop Services increased by 3.1 percent despite deconsolidation effects. The contracts won in this segment more than offset falling prices in the mainstream IT business at Computing & Desktop Services.

The slight decline in adjusted revenue from operations did not have a negative effect on **EBIT** and **EBITDA** development. **Adjusted EBITDA** was at prior-year level when the deconsolidation of Media & Broadcast and the reassignment of ActiveBilling are taken into account. On a like-for-like basis (deconsolidations), **adjusted EBIT** (loss from operations) even improved, which can be attributed to the cost cutting and efficiency enhancement program launched.

**Cash capex** in the reporting year was lower than in the previous year. Investments in Centrica were primarily responsible for the development of cash capex in the prior year.

The average **headcount** in the Business Customers operating segment declined by 4,087 to 52,479, a decrease of 7.2 percent compared with the prior year. The sale of Media & Broadcast and the reassignment of ActiveBilling to the Broadband/Fixed Network operating segment at the beginning of 2008 reduced the number of employees by approximately 3,000 compared with 2007. The remaining reduction is due to the staff restructuring measures initiated in 2007. As a result, the average number of employees in Germany declined by 5,944 year-on-year to 34,383 in 2008, a decrease of 14.7 percent. The average headcount abroad rose by 1,857 – an increase of 11.4 percent. This was mainly attributable to the internationalization strategy.

# Group Headquarters & Shared Services.

**Group Headquarters & Shared Services: Development of operations.**

| | 2008 millions of € | 2007 millions of € | Change millions of € | Change % | 2006 millions of € |
|---|---|---|---|---|---|
| **Total revenue** | 3,573 | 3,868 | (295) | (7.6) | 3,758 |
| **EBIT** (loss from operations) | (1,198) | (1,973) | 775 | 39.3 | (2,138) |
| EBIT margin (%) | (33.5) | (51.0) | | | (56.9) |
| Depreciation, amortization and impairment losses | (831) | (967) | 136 | 14.1 | (947) |
| EBITDA [a] | (367) | (1,006) | 639 | 63.5 | (1,191) |
| Special factors affecting EBITDA [a] | (336) | (898) | 562 | 62.6 | (730) |
| **Adjusted EBITDA** [a] | (31) | (108) | 77 | 71.3 | (461) |
| Adjusted EBITDA margin [a] (%) | (0.9) | (2.8) | | | (12.3) |
| **Cash capex** [b] | (435) | (471) | 36 | 7.6 | (508) |
| **Number of employees** [c] | 22,808 | 27,023 | (4,215) | (15.6) | 30,755 |
| Of which: at Vivento [d] | 8,200 | 10,200 | (2,000) | (19.6) | 13,500 |

[a] Deutsche Telekom defines EBITDA as profit/loss from operations before depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to the section on "Development of business in the Group."
[b] Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
[c] Average number of employees.
[d] Number of employees at the balance sheet date, including Vivento's own staff and management; figures rounded.

Vivento had three main tasks in the reporting year: the acquisition of additional external employment opportunities for civil servants and employees, in particular in the public sector, sustainable placement management to support staff restructuring, and the continued improvement and sale of additional sites of Vivento Customer Services GmbH (VCS).

During the reporting period, Vivento sold a total of ten more VCS call center sites. Five sites were transferred to the arvato group effective March 1, 2008. A further five sites were moved to the D+S europe group effective December 1, 2008. A total of some 740 employees moved to different employers as a result. Deutsche Telekom supported all transfers of operations with five-year contract commitments, thus providing the prerequisites for long-term job security for the employees affected by these disposals.

Vivento made an important contribution to cutting costs and therefore to the associated staff reduction within the Group with the sale of the operations of Vivento Technical Services GmbH (VTS) to Nokia Siemens Networks. Effective January 1, 2008, a total of around 1,600 employees started work for their new employer as part of the transfer of operations.

The workforce at Vivento totaled around 8,200 employees as of December 31, 2008. This figure comprises around 500 of Vivento's own staff including management, approximately 2,400 call center unit employees, around 3,000 employees assigned to projects set up together with the German Federal Employment Agency and to other positions, mainly in the public sector, as well as around 2,300 additional transferees. External deployment at normal market terms and conditions is intended to partially refinance the personnel costs of employees assigned. Vivento took on a total of around 2,600 employees from the Group in 2008, bringing the total number of Deutsche Telekom staff transferred to Vivento since the establishment of the personnel service provider to around 41,100. In addition, around 4,600 employees left Vivento in the reporting period to pursue new employment opportunities. Approximately 32,900 employees have thus found jobs outside Vivento since its formation. The employment rate remained high in 2008. During the reporting period, around 81 percent of the approximately 7,700 employees (excluding Vivento's own staff and management) were in employment or undergoing training.

Deutsche Telekom sold its wholly owned subsidiary DeTe Immobilien, which provides real estate services for Deutsche Telekom, to the Austrian company Strabag SE in the third quarter of 2008 as part of its strategy of focusing on its core business. The sale also included the two foreign subsidiaries of DeTe Immobilien, DeTelmmobilien – Hungary Szolgáltató Zártkörü Részvénytársaság and DeTelmmobilien-Slovakia s.r.o. Deutsche Telekom concluded far-reaching agreements to safeguard the jobs and to regulate the financial conditions of employment of the around 5,900 employees affected by the sale. In addition, a comprehensive service agreement with an initial term of ten years was concluded with Deutsche Telekom based on market and industry benchmarks. Deutsche Telekom's real estate is not affected by the sale.

Streamlining and improving the real estate portfolio remained a key property management issue in the 2008 financial year. Deutsche Telekom closed a total of 298 sales deals in the reporting year, involving 153,000 square meters of floor space and 1.1 million square meters of land. Cash inflows from the disposal of real estate totaled EUR 0.1 billion in 2008. Deutsche Telekom reduced leased floor space by another 172,000 square meters, thanks to the ongoing activities to optimize floor space and corporate sites. Overall, the Group again cut its leasing and facility management costs in 2008.

To increase its competitiveness and safeguard the future of its accounting in Germany, Deutsche Telekom established Deutsche Telekom Accounting GmbH on April 1, 2008 with the objective of modernizing and streamlining the financial accounting process and utilizing economies of scale by merging locations. To this end, Deutsche Telekom has efficiently bundled accounting functions that were previously assigned to the operating segments in a function-oriented shared service center which standardizes and automates mass accounting processes throughout the Group. The new company successfully completed its first location migrations in the reporting period, thus initiating the intended cost improvement process.

**Total revenue** in the Group Headquarters & Shared Services operating segment fell by 7.6 percent year-on-year in 2008. A major factor behind this trend was the revenue decrease at Vivento due in particular to the sale of VTS operations, the disposal of call center locations of VCS and price cuts in the call center unit. In addition, revenue declined in the Real Estate Services unit. This was primarily the consequence of the decline in revenue at Deutsche Funkturm GmbH, the sale of DeTe Immobilien to Strabag, and the lower level of facility management services, in particular for collocation, billed to the operating segments of the Group by the Real Estate Services unit. Volume-driven growth in revenue at Power and Air Condition Solution Management GmbH & Co. KG and increased revenue at DeTeFleetServices GmbH as a result of a higher level of proceeds from vehicle sales as part of a regular replacement process both had a positive effect on total revenue. Deutsche Telekom Accounting GmbH, which was established in the 2008 financial year, additionally generated revenue from charging the operating segments for accounting services.

Year-on-year, Group Headquarters & Shared Services improved its **adjusted EBITDA** by EUR 0.1 billion. This is primarily attributable to higher EBITDA achieved by the Real Estate Services unit and at Vivento, the former profiting in the reporting period from income from the reclassification of real estate from assets held for sale to non-current assets in particular as well as income from the recognition of a receivable for a refund of electricity tax paid and lower provisions. The sale of the VTS operations, the disposal of call center locations, and a year-on-year reduction in headcount due to the staff fluctuation at Vivento also had a positive effect on adjusted EBITDA. Lower income from real estate sales and the decline in revenue following price cuts in the call center unit partially offset these factors contributing to the improvement in EBITDA. **EBIT** (loss from operations) improved by EUR 0.8 billion year-on-year in 2008, mainly as a result of the decrease in expenses for staff-related measures. Furthermore, the decrease in depreciation, amortization and impairment losses, which principally affect Deutsche Telekom AG's real estate assets, and the substantial improvement in adjusted EBITDA also had a positive effect.

The average **number of employees** during the reporting period was 22,808. The decrease of 4,215 employees compared with the 2007 financial year is primarily attributable to the continued staff reduction at Vivento, which is mainly due to the sale of the VTS operations and the disposal of call center locations. The disposal of DeTe Immobilien was also reflected in the average number of employees.

# Corporate responsibility.

New fields of activity for more responsibility // Supply chain management: E-TASC set up

As part of the further development of its corporate responsibility (CR) strategy in 2008, the Deutsche Telekom Group set itself the goal of becoming an international leader in the field of CR. The strategy defines a common understanding of corporate responsibility throughout Deutsche Telekom, establishing a framework of activities for all Group units. A separate CR department, which also carries out tasks such as environmental management and CR reporting, has provided the interface to a new, efficient organizational structure since early 2008. Assigning this department to the Chairman of the Board of Management has enabled corporate responsibility to be managed uniformly throughout the Group. In the future, CR will focus on three new fields of activity: climate protection ("low-carbon society"), equality of opportunity in the information society ("connect the unconnected"), and "connected life and work." With this approach, Deutsche Telekom intends to unite social and environmental commitments with economic growth in its core business. The printed CR report for 2008 and the CR online report at http://www.telekom.com/cr-report2008 contain further information on the CR strategy and the core CR topics.

## New fields of activity for more responsibility.

Deutsche Telekom's contributions to the **low-carbon society** include increased usage of renewable energies, efficient resource and waste-disposal management, digitized business processes, and the development of state-of-the-art communications solutions. Renewable energies have met the Group's entire power requirements in Germany since January 2008. Apart from the proportions of renewable energy contained in the German power mix, this is effected indirectly through the purchase of certificates from the Renewable Energy Certificate System (RECS). In addition, T-Systems, for example, has boosted energy efficiency by optimizing its own data centers as part of the Green IT concept. Customers can avoid business or shopping trips thanks to products and services such as audio and videoconferencing and special Internet-based services that enable them to download music tracks, for instance. The new energy- and cost-efficient telephones from the Sinus range not only save power but are low cost and can also be disposed of in an environmentally friendly manner. Throughout their lifecycle, Deutsche Telekom offsets the $CO_2$ emissions through climate protection measures elsewhere. In 2008, Deutsche Telekom sold around 751,000 climate-neutral phones from the Sinus range.

Deutsche Telekom has set itself the goal of providing as many people as possible with access to digital media **(connect the unconnected)** to bridge the digital divide. To this end, the Group supports initiatives that promote the integration of people in the information and knowledge society. Examples include the practically nationwide expansion of broadband networks (covering approximately 96 percent of Germany at the end of 2008) and the Telekom@School initiative that already provides free Internet access for around 34,000 schools in Germany. Since 2003, Deutsche Telekom has also supported the German aid organization "Ärzte für die Dritte Welt" (Doctors for Developing Countries). By setting up a state-of-the-art ICT infrastructure, the Group is leveraging its core competencies for the organization's benefit. Furthermore, Deutsche Telekom provides the organization's volunteers with funding, logistics and know-how.

**Connected life and work** is a central element of Deutsche Telekom's business activities. The Group develops innovative solutions that help customers improve their quality of life and work. One groundbreaking example is the Motiva telemedicine project launched in the T-City Friedrichshafen, which enables the remote diagnosis of patients with heart failure. Within the Group itself, various diversity management programs have made an important contribution toward improving the connection between life and work. Such initiatives include the Deutsche Telekom Family Fund or the current "Heimspiel" (Home Match) project, designed specifically to help fathers achieve a balance between family and work commitments.

## Further achievements in 2008: Supplier management and rating results.

Already, Deutsche Telekom is a trailblazer in numerous key areas of CR including sustainable supply chain management. As procurement goes global, the risk of suppliers failing to consistently maintain minimum social and environmental standards increases. To lessen this risk, Deutsche Telekom introduced the online supplier information system E-TASC (Electronics – Tool for Accountable Supply Chains) throughout the Group at the end of 2007. E-TASC helps evaluate the social and environmental performance of suppliers and estimate risks more effectively. Deutsche Telekom requested self-assessments from 100 of its key suppliers by the end of 2008. After all relevant information has been stored in the system, 62 percent of the entire purchasing volume will be covered. Top positions in Socially Responsible Investment (SRI) ratings and rankings are renewed testimony to the Group's CR performance. In 2008, Deutsche Telekom was once again included in the U.K. FTSE4Good sustainability index and the Dow Jones Sustainability Index (DJSI) family. The DJSI lists the top 10 percent in each industry according to the best-in-class principle. In the same year, Deutsche Telekom also won the SAM Gold Class 2008 award and a recommendation as "prime investment" from the Munich-based rating agency oekom.

# Research and development.



Deutsche Telekom research and development activities // Successful transfer of results within the Group // Cooperation with research institutions in Germany and abroad // Open innovation

In 2008, Deutsche Telekom added further key elements to its research and development strategy in order to become a global leader in connected life and work. Apart from laying the focus on innovation for the benefit of the Group as a whole and the successful placement of innovative products on the market, the Group also promoted the strategy of open innovation as a further key element of R&D.

## Deutsche Telekom research and development activities.

The Product & Innovation department steers innovation activities and is responsible for coordinating research and development, innovation management and innovation marketing as well as corporate venture capital across the Group. Deutsche Telekom Laboratories, the Group's central research and development unit, has become a byword for world-class international research and the development of unique selling propositions in pioneering products and services for Deutsche Telekom customers. Deutsche Telekom Laboratories focuses primarily on topics and new technologies that are expected to be rolled out or market-ready in one-and-a-half to five years. Responsibility for shorter-term product development and product innovation lies directly with the international product house, which was established in 2007, or with the Group business units. In 2008, the work carried out by the product house gained further momentum in its consistent development of cross-segment products and services. As a consequence of this approach, Deutsche Telekom is well positioned to compete in the marketplace going forward with its best-in-class products and services for both fixed and mobile networks.

## Innovation Development Laboratory.

As an affiliated institute of the Berlin University of Technology (TU Berlin), Deutsche Telekom Laboratories facilitates close knowledge sharing between the scientific community and industry based on a public/private partnership model. Deutsche Telekom Laboratories is divided into two areas: the Innovation Development Laboratory and the Strategic Research Laboratory. The research work of the Innovation Development Laboratory is geared to Deutsche Telekom's research and development strategy and focuses on **five fields of innovation** set up in 2004, known as the "5i"s:

- As part of **Intuitive Usability,** Deutsche Telekom develops methods and tools to incorporate usability aspects from the early stages of developing telecommunications services. Researchers also analyze user groups and user experiences while implementing new forms of interaction to make using current and future devices, services and applications more intuitive and user-friendly. One key area in this respect relates to multimodal user interfaces and intelligent system architectures.

- The **Integrative Service Components** field develops concepts for service and network convergence and specific modules tailored to a range of applications and areas of daily life. These include using multimedia on the television, PC, mobile phone or in the car. This area also covers machine-to-machine interaction, personalized and smarter services as well as secure identity and transaction management for the customer. These components can be used to implement innovative information, communication, entertainment and e-commerce services efficiently and rapidly.

- **Intelligent Access** aims to ensure that customers are automatically offered the best service available regardless of the device and network used, anywhere – whether on the move, at home or at work – and at any time. This field of innovation also aims to improve the performance and efficiency of wireless access networks, provide new user groups with access to network-centric service modules, and also facilitate extensive network, device and service management in the area of personal home networks.

- The **Infrastructure** field develops innovations for Deutsche Telekom's basic ICT structures. The scope of this area not only includes platforms, communications networks and IT architectures but also production-oriented issues such as security, bandwidth and product lifecycle management.

- **Inherent Security** addresses customers' needs for end-to-end security in their communication applications. Security is an integral part of Deutsche Telekom's products, services and solutions. Users should be able to reliably identify who they are communicating with via the network to ensure that transactions and agreements can be concluded securely. Deutsche Telekom is also identifying and developing applications that protect its own systems against failure and misuse.

**User-driven innovation** utilizes sophisticated innovation market-research methods to ascertain the customer needs that play a central role in the activities of the Innovation Development Laboratory. In this context, "user clinics" provide a way of testing the user-friendliness and acceptance of innovation concepts and prototypes at an early stage. Alongside traditional methods like focus groups and large-scale field tests, they allow many strategic and technical decisions to be taken in the early stages of innovation development.

The Innovation Development Laboratory's responsibilities also include **early detection of technological trends.** New ideas that are relevant to the Group are exploited and made usable by Deutsche Telekom using a host of state-of-the-art and scientifically tested methods such as the "technology radar."

## Strategic Research Laboratory.

The Strategic Research Laboratory at Deutsche Telekom Laboratories carries out long-term, applied research. It is here that researchers drawn from a variety of disciplines provide the basic knowledge for tomorrow's information and communications technologies. Approximately one third of them come from Germany, one third from other European countries, and the remainder from countries outside Europe. The Strategic Research Laboratory also makes a notable contribution to teaching at TU Berlin. To this end TU Berlin and Deutsche Telekom have set up four professorships: Quality and Usability, Intelligent Networks, Interaction Design & Media, and Security in Telecommunications.

The scientific research conducted at Deutsche Telekom Laboratories has received international acclaim and attracts visiting researchers from around the world. Numerous patent applications and scientific papers are testimony to this success. The results are widely acclaimed, as demonstrated by the large number of awards won by employees. For instance, the Speech Based Classification (SBC) project has already received numerous awards. For its solutions for secure authentication on the Internet, Deutsche Telekom received the IDDY Award 2008, an accolade conferred by the Liberty Alliance, the global identity consortium dedicated to providing a more reliable Internet for end users, governments and enterprises. A scientist from the Strategic Research Laboratory also won the award for an outstanding paper sponsored by the Information Technology Society (ITG) within the Association for Electrical, Electronic & Information Technologies (VDE).

## Successful transfer of results.

The most important goal of these joint efforts is to transfer the results into the Group units, where they can be used to generate new products and services for Deutsche Telekom customers. This transfer gained further momentum in 2008. A host of findings were picked up by the operating segments, where they helped to increase revenue and reduce costs way above the initial forecasts. The mobile shopping assistant for Metro AG is just one such example. T-Mobile also rolled out Speech Based Classification as part of its voice-controlled customer service portal. Insights from the Generation 50+ project also found their way directly into the design of the Sinus A 201 telephone. Concepts from the Personalized Intelligent User Interfaces (PIUI) project were instrumental in the definition of the web'n'walk 4.0 service T-Mobile unveiled at CeBIT 2008. A value-tracking system regularly checks and monitors the value creation associated with all development projects.

In the 2008 reporting year, Zimory became the second spin-off from Deutsche Telekom Laboratories. Zimory is the world's first company to develop and operate an international trading platform for IT infrastructure resources. The patented Web 2.0 technology behind Zimory allows spare data-center capacity to be provided and accessed dynamically and on demand.

## Cooperation with research institutions in Germany and abroad.

As a member of international forums and committees, Deutsche Telekom helps shape future products and services. Using these organizations as a platform, the Group secures its own interests and its customers' needs and through its standardization activities, ensures high quality and interoperability of services.

Deutsche Telekom intensified its cooperation with the State of Israel and Israeli start-ups during the reporting year. In addition to the very successful partnership with Ben-Gurion University in Israel and the Deutsche Telekom Laboratories' subsidiary institute based there, in October 2007 the Group became the sixth company in the world and the first company in the industry to sign up to Israel's Global Enterprise R&D Cooperation Framework. Deutsche Telekom supports selected Israeli companies in research and development as part of this cooperation. The firms also receive financial support from the Israeli Ministry of Industry, Trade and Labor to establish and develop marketing activities, technology development, and customer access. Since January 2008 more than 70 companies have responded to the call to Israeli start-ups to take part in this program with Deutsche Telekom – the largest ever number of participants to join the initiative. In a joint selection process, Deutsche Telekom and the Office of the Chief Scientist of the State of Israel selected the final candidates with the aim of agreeing partnerships for ongoing cooperation.

Deutsche Telekom Laboratories boasts an international partner network involving acclaimed research institutions, such as the German Research Center for Artificial Intelligence (DFKI), the University of Illinois at Urbana-Champaign, Ecole Polytechnique Fédérale de Lausanne, Stanford University and Shanghai Jiao Tong University. Last but not least, Deutsche Telekom Laboratories supports outstanding doctoral students at various universities through its PhD Advisor Mentor (PAM) program.

T-Venture, Deutsche Telekom's venture capital arm, finances and supports innovative telecommunications and IT companies during their start-up phase. In 2008, the T-Online Venture Fund invested in the Chinese start-up "Guangzhou 1bib software development." The company operates an online marketplace for new and used cars, trucks, buses and coaches in China. The strategic investment underscores the growing importance of emerging countries such as China. 1bib has a great deal of development potential and operates in a highly attractive market. For T-Venture as Deutsche Telekom's venture capital provider, it is important to be closely involved in these major, promising markets.

## Open innovation.

Deutsche Telekom pursues the principle of "open innovation." Opening up innovation processes facilitates an extensive exchange of ideas and information between selected institutions and companies. The goal is to leverage synergies, exchange research results, and efficiently develop those results. The global potential of new technologies is thus substantially increased, enabling new applications to be rolled out faster.

Deutsche Telekom embraces open innovation on numerous levels. Examples include Innovation Day, the Deutsche Telekom Interactive TV Award, the Creation Center, the BetaBuzz online test lab, and the open development project Helios. At Innovation Day, outstanding start-ups together with Deutsche Telekom teams present their joint project results to a wide circle of industry representatives and partners. This forms the basis for further promising cooperation right through to a joint product. Deutsche Telekom thus utilizes and shapes trends for the mass market from a very early stage. The Deutsche Telekom Interactive TV Award aims to further develop television via DSL. Thanks to interactive services and networked community applications, in future viewers will enjoy a much more convenient experience that delivers far more added value than conventional television. The Creation Center operated jointly by Deutsche Telekom Laboratories and T-Mobile is an innovative platform that brings together managers, customers and creative people to generate new ideas for future T-Mobile products. The Creation Center did not take long to come up with its first successful results. The BetaBuzz online test lab is by no means just an online playground for curious users. It gives start-ups unfiltered responses from a large community and allows them to present their own creations to a wide audience. So in addition to being a potential catalyst for business growth, BetaBuzz also delivers valuable feedback straight from the users. With the Helios development project, developers and programmers have the opportunity to integrate services from the Deutsche Telekom Group in their own websites and applications. For the first time Deutsche Telekom is opening up some of its voice, messaging and authentication services as well as interesting back-end solutions to developers and website operators. Using open interfaces (APIs) developers can integrate Deutsche Telekom core services into their own innovative applications and combine these services to create new offerings. At http://developer.telekom.com, developers can download a software development kit (SDK) free of charge and discuss issues with their peers and the Deutsche Telekom experts. All of this gives rise to a wealth of new products – mash-up in Internet parlance. Deutsche Telekom gains access to new business models, innovative services and talented developers. Maximum use of existing services by the entire creative external developer community opens up new sources of revenue. In addition to reinforcing innovative strength, simultaneously shifting the risk associated with developing new products and services to external developers has brought distinct advantages for Deutsche Telekom in the ever-changing telecommunications market.

At the same time, Deutsche Telekom is sustainably building up its internal expertise in developing state-of-the-art Internet applications. The product house is an important competence center in the Group for developing software for connected life and work.

## Successful innovation in the segments.

**The Mobile Communications business area focused on the mobile Internet as the main growth driver.** T-Mobile invested in the further expansion and optimization of networks for mobile Internet access via cell phones, mobile Internet devices and mobile personal computers in 2008. The focus in Europe was on further upgrading third-generation networks (3G) in regions with heavy mobile data communication traffic. HSDPA technology supporting data rates of up to 7.2 megabits per second from base stations to devices and HSUPA delivering up to 2.0 megabits per second upload speeds provide the basis for high-speed connections. EDGE data transmission technology was also optimized in the second-generation networks, delivering a performance boost of around 20 percent.

T-Mobile UK tackled a particular network-optimization project: The British mobile subsidiary and network operator 3 UK merged their existing 3G base stations under the umbrella of the joint venture Mobile Broadband Network Limited (MBML) in order to build an optimized network they operate together. The mid-term aim of this network-sharing project is to deliver improved, largely universal coverage of the UK population with broadband mobile communications, while reducing the number of sites by 30 percent at the same time.

Across the Atlantic, T-Mobile USA started commercial operation of 3G with HSDPA. At the end of 2008, the company was offering its customers download speeds of up to one megabit per second in more than 130 major cities across the United States.

To further increase transmission capacity and improve wireless coverage inside buildings, T-Mobile is testing the use of so-called femtocells in Europe. Thanks to miniaturization, femtocells provide base station functionality in the guise and dimensions of a typical WLAN router. Plug&play enables femtocells to connect automatically to the T-Mobile network via the customers' existing broadband/DSL lines.

T-Mobile is driving forward medium-term network development through the Next Generation Mobile Networks (NGMN) Alliance. At CeBIT 2008, T-Mobile showcased the next development stage in the shape of Long Term Evolution (LTE) as a potential NGMN technology. LTE supports data transmission rates of up to 170 megabits per second (downlink) and 50 megabits per second (uplink). In the fourth quarter of 2008, T-Mobile in Bonn launched the world's first field test of LTE together with a technology partner. Multiple radio cells cover an urban area in which, for instance, broadband-intensive and time-critical applications such as videostreams and online games can be used interruption-free in a moving vehicle.

In addition to networks, T-Mobile focused in 2008 on developing and rolling out high-end devices that support the usage of the mobile Internet with unprecedented quality. Following the launch of the Apple iPhone 2G in practically all European T-Mobile companies, T-Mobile initiated the next development stage with the iPhone 3G in July 2008. T-Mobile is also adopting open, configurable terminal equipment platforms. The company launched the latest generation of Windows Mobile devices, the T-Mobile MDA Compact IV and Vario IV. As a founding member of the Open Handset Alliance, T-Mobile was also involved – under the direction of Google – in developing the Android open platform. As a result of this development, in October 2008 T-Mobile exclusively launched the T-Mobile G1, the world's first Android-based device, in the United States and the United Kingdom. The T-Mobile G1 was rolled out in Germany and other core European markets starting in February 2009. T-Mobile G1 users can choose from several hundred applications across a full range of categories via the Android Market online store, thus customizing their mobile Internet applications to suit their personal requirements.

T-Mobile also expanded its portfolio of mobile Internet-capable PCs, laptops and – the latest category – netbooks with data cards, USB modems, and broadband modules already built in. T-Mobile has been working closely with device manufacturers to popularize the use of mobile Internet communications.

T-Mobile once again substantially improved mobile Internet usage via cell phones with the latest widget technology in its web'n'walk product. Users can choose from a wide range of widget-based Internet applications to tailor their personal Internet experience. Another key area of development focused on integrating communities and other Web 2.0 applications in T-Mobile's personal communications services. T-Mobile extended its service portfolio in the second half of 2008 by rolling out instant messaging on cell phones. The new service can be used with the four largest communities AOL Instant Messenger, ICQ, Windows Live Messenger, and Yahoo! Messenger, with support for the kind of instant messaging that customers are familiar with from their home PC.

T-Mobile also systematically developed the quality of mobile voice telephony in 2008. As part of large-scale tests, the company tested enhanced voice transmission based on adaptive multi-rate wideband (AMR) technology and completed the preparations for its launch of 2G and 3G networks and devices. T-Mobile customers will thus soon be able to experience mobile telephony in high-fidelity quality. As regards future services, T-Mobile is involved in projects such as Touch&Travel from Deutsche Bahn AG. As part of the project, the companies involved have selected several bus and train routes to test the usage of electronic tickets on cell phones using near-field communications technologies (NFC).

**Broadband/Fixed Network built on its innovative product portfolio. Transformation of the product landscape into an IP-based platform.** Launched in 2007, the IPTV product T-Home Entertain was consistently developed to support new content and numerous new product features. For instance, Entertain customers can now view their holiday snaps and listen to their favorite music on a TV set. Customers can also use the Program Manager while out of the house to program the set-top box and manage their recordings. Bundesliga Interactive provides access to one of the first interactive TV services in the German market.

In 2008, the operating segment continued to systematically transform its product landscape from a circuit-switched PSTN to an IP-based platform with a wide range of benefits such as simpler user interfaces, computer-telephony integration, and improved voice quality.

The Personal Social Network (PSN) unit at Deutsche Telekom's product house also brought numerous successful products to market:

On August 28, 2008, Deutsche Telekom launched a freemail product based on the latest AJAX technology and with its own new innovative design. For the first time, this allows customers without a Deutsche Telekom Internet connection to use a high-quality, secure e-mail address from Deutsche Telekom.

Two further key components to network Deutsche Telekom customers more effectively were launched at IFA 2008: My Software and the new Media Center. My Software is a new attractive software suite that bundles corporate services and personalized information on the desktop. The use of the very latest technologies and usability concepts represents the first step in continuing the success story of Software on new operating systems. The all-new Media Center reflects the increasing popularity of storing and sharing photos and videos. The state-of-the-art, easy-to-use Web 2.0 interface now offers users extensive media-specific functions such as a music and video player with the new photo, music and video environments.

Offering more than six-and-a-half million music tracks, almost three million of which are in the copy-protection-free MP3 format, www.musicload.de is the most popular music download portal. In addition, the German Institute for Service Quality (DISQ) singled Musicload out as the Best Music Portal 2008. The market-leading www.gamesload.de range exclusively launched NEOGEO games by the Japanese gaming machine manufacturer SNK PLAYMORE on the German market at the end of 2008. www.softwareload.de supplemented its range of more than 29,000 software titles with a downloadable PC magazine and its own security package for PC and mobile devices at the end of the reporting year. Since mid-2008, the range of titles has also included mobile software programs for major operating systems such as SymbianOS, Windows Mobile, Blackberrry and PalmOS. The video download service, www.videoload.de, extended its cooperation agreement with Warner Bros. in May 2008, making movies available as soon as the DVDs are released for sale. Deutsche Telekom's Entertain customers also benefit from this arrangement as they can use their TV set to directly access the films offered by Videoload.

Another example of successful product developments from Deutsche Telekom subsidiaries is the new, personalizable homepage of the Scout24 group at www.scout24.de. This enables users to centrally manage their personal searches on all Scout24 sites (car, dating, electronics, finance, property, jobs and travel) and compile additional information from each of the various marketplaces.

In 2008, Deutsche Telekom launched a sophisticated Software as a Service (SaaS) product, an IT software service aimed specifically at business customers. This service allows even small enterprises to use professional software applications such as efficient e-mail communications based on Microsoft Exchange without having to set up a costly, complex infrastructure as software, operation and maintenance are leased from Deutsche Telekom. In tune with the trend of increasing mobility, the IT software service also supports the use of Windows Mobile, Blackberry and iPhone to provide mobile e-mail communications. Moreover, a wealth of other software products can be used without having to install them on the computer. They can therefore be used by multiple members of staff on the move.

**Business Customers segment continues work on integrated ICT solutions.** Systematic technology scouting in cooperation with the T-Laboratories underpinned innovation efforts to develop solutions that integrate IT and telecommunications technologies in line with customers' needs. The assimilation of relevant trends, a close dialog with customers and partners, and a wealth of staff-generated ideas from several organizational units formed the basis for the innovation projects launched in 2008. In addition, continuous innovation cooperation gained further importance, especially as part of long-term customer relationships, such as major outsourcing contracts. The Business Customers operating segment launched innovation projects to address topics such as the dynamic and flexible usage of software and services from the Net, or user-centric standardized communication and collaboration. The projects also included solutions for mobile work, communication between distributed machines and sensors, including corresponding data preparation, as well as the ever-increasingly important issue of security.

Environmental considerations and increasing energy costs were another focus of the innovation activities of Deutsche Telekom's Business Customers segment. One example is remote electronic metering of electricity, gas, water and heating. To make corporate processes and structures even more flexible, in the reporting year experts worked on modular, service-oriented solutions that will make application software available for a faster modification of IT systems in response to organizational changes.

T-Systems received two awards for its security solution as part of the European TeleTrusT Innovation Award 2008: one for voice encryption for mobile networks and the other for a solution for mobile devices that monitors security requirements associated with locations and ensures compliance. The 2008 "Oscar" of the telematics sector also went to T-Systems. At Telematics Detroit 2008, the company received the Telematics Award in the category Best Telematics Service and Application for Commercial Vehicles for its intelligent Tracking Management (iTM) solution.

Automation, standardization and virtualization are the topics at the heart of internal process innovation. Dynamic usability of applications and infrastructure resources, which had been on the agenda for a number of years, became a major factor in the market in 2008. It is under constant development as an integral part of software applications and network operations.

## Research and development expenditure and investment.

Research and development expenditure amounted to EUR 0.2 billion in the 2008 financial year, the same level as in previous years. The investments in internally generated intangible assets to be capitalized rose by EUR 0.1 billion year-on-year to EUR 0.4 billion. These investments principally relate to internally developed software, mainly for the Broadband/Fixed Network and Mobile Communications segments. In the reporting year, over 2,400 employees were involved in projects and activities to create new products and market them more efficiently.

## Patent applications and intellectual property rights.

In the market for mobile and fixed-network telephony, intellectual property rights play an extremely important role, both nationally and internationally. For this reason, the Group focuses intensively on in-house development and third-party acquisition of such rights.

The number of patent applications increased in 2008 by 23 percent year-on-year to 665. 6,328 intellectual property rights (inventions, patent applications, patents, utility models, and design models) were held as of the end of 2008. The portfolio is reviewed on a regular basis, and the rights that are no longer relevant are eliminated. Management of these intellectual property rights is governed by strict cost/benefit considerations.

**Number of intellectual property rights of Deutsche Telekom.**


8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
6,328
5,800
5,663
2008
2007
2006

# Employees.



HR strategy // Socially responsible staff restructuring // Collective bargaining in the Group // On track to achieve service excellence // Realignment of ideas management // HR@2009 – service takes center stage in human resources work

The global realignment of the telecommunications industry, the rapid pace of technological development and the tough competition in the fixed-network and broadband markets posed acute challenges for Deutsche Telekom in the areas of workforce reduction, restructuring and expansion. The Group had to adjust its staff structure in various markets to account for changes in business volumes and customer numbers. The company not only consistently improved the age structure of its workforce, but also raised the number of junior staff in Germany in particular to retain and increase its market shares.

## One mission, four drives, eleven projects.

Deutsche Telekom operates in dynamic markets and competitive environments where structural conditions vary widely from one country to another. Thanks to efficient personnel work, built on a mission with four strategic cornerstones, Human Resources (HR) supports the Group strategy. This includes maintaining a competitive workforce as a valuable contribution to achieving commercial Group targets (Add Value), tailor-made HR development with an extended talent agenda (Best People), a sustainable enhancement of the service culture and professional change management (Enable Transformation), and the transformation of the HR organization into a far more efficient, business-oriented structure that comprises the three roles of Business Partner, Competence Center and Shared Service Center (HR Excellence). The HR strategy is implemented via a Group-wide program of eleven top strategic HR projects.

## Staff restructuring continued on a socially conscious basis.

Staff reduction within the Group in Germany continued on a socially conscious basis in 2008. This was implemented essentially by means of voluntary redundancies, partial and early retirement, and employment opportunities for civil servants and employees offered by Vivento, especially in the public sector. The 32,000 Program launched in 2005 was concluded ahead of schedule. Deutsche Telekom will continue its staff reduction activities to the extent necessary, however, in response to intense competition, the very rapid pace of technological progress and the regulatory environment in Germany, as well as personnel costs that are too high in some areas in comparison with its competitors.

However, staff restructuring and staff increases are also necessary, in addition to staff reductions, to improve the age structure in the Group, to attract people with the skills the Company lacks or needs more of, and to be able to grow in new business areas. The Group took on 3,134 new staff under its 2008 recruitment drive. Another 929 junior staff joined the workforce on fixed-term contracts at Vivento Interim Services (VIS), which was formerly part of the Deutsche Telekom Group and now operates a joint business model with the temporary-employment agency Manpower. After a transitional period of around twelve months, VIS employees may be taken over on a permanent basis by Deutsche Telekom.

Vivento made an important contribution to staff restructuring in the Group in the 2008 financial year by placing some 2,900 employees in jobs mostly in the public sector, in particular at the Federal Employment Agency, improving and selling further Vivento Customer Services GmbH sites, and transferring Vivento Technical Services GmbH operations to Nokia Siemens Networks.

Vivento continued to sell off Vivento Customer Services GmbH sites in the reporting period. The arvato group took over five sites effective March 1, 2008. Approximately 410 employees were transferred to the arvato group as part of the transfer of operations. The transfer included a long-term order commitment from Deutsche Telekom. Deutsche Telekom sold five more sites to the D+S europe group in October 2008. Operations were transferred, together with around 330 employees, on December 1, 2008. The contract partners also entered into a long-term order commitment. Deutsche Telekom has thus safeguarded the jobs at these sites.

The transfer of operations of Vivento Technical Services GmbH to Nokia Siemens Networks was a crucial contribution to staff reduction. Effective January 1, 2008, around 1,600 employees started work for their new employer as part of the transfer of operations. Deutsche Telekom and Nokia Siemens Networks had signed a strategic partnership in October 2007 which involved the transfer of Vivento Technical Services GmbH to Nokia Siemens Networks.

The **Total Workforce Management** project aims to optimize the deployment of internal and external staff capacity and to respond early to demographic changes in order to cut personnel costs and raise productivity. The Workforce Quality sub-project has devised specifications for qualitative clustering of the workforce and developed the requisite formulas to compute qualitative forecast data from staffing and headcount simulations. This will help to highlight quantitative and qualitative workforce shortfalls and surpluses over the medium and long term. An HR planning process can also be defined, which includes far more pronounced qualitative elements in addition to the quantitative component. For instance, the process makes specific statements on qualifications needed going forward, on the training structures required to build theses qualifications, and on the structure of expert careers. Greater transparency and more active HR management is the only way to ensure that HR can respond early and effectively to shortfalls in trained staff crucial to business operations.

The adjusted personnel cost ratio for the Group as a whole in the 2008 financial year was 21.1 percent of revenue, representing a year-on-year increase of 0.4 percentage points. The decrease in adjusted personnel costs was mainly attributable to the continued staff restructuring and the resulting lower headcount.

Expenses for staff-related measures totaled approximately EUR 1.1 billion in the reporting year. These mainly relate to expenses for staff reduction tools that will have an effect beyond 2009, primarily to expenses in connection with early retirement arrangements for civil servants (EUR 0.2 billion), and voluntary redundancy and severance payments in Germany and abroad (EUR 0.8 billion). In the prior year, expenses for staff-related measures amounted to around EUR 2.0 billion, primarily comprising expenses in connection with early retirement arrangements for civil servants and voluntary redundancy and severance payments for employees.

## Workforce development.

| Employees in the Group, as of Dec. 31 | **2008** | 2007 | 2006 |
|---|---|---|---|
| **Total** | **227,747** | **241,426** | **248,800** |
| Of which: Deutsche Telekom AG | 44,645 | 51,863 | 92,575 |
| Mobile Communications | 67,588 | 66,054 | 60,429 |
| Of which: Mobile Communications Europe | 29,557 | 32,304 | 29,937 |
| Of which: Mobile Communications USA | 38,031 | 33,750 | 30,492 |
| Broadband/Fixed Network | 89,783 | 93,486 | 101,594 |
| Business Customers | 51,692 | 56,516 | 57,538 |
| Group Headquarters & Shared Services | 18,684 | 25,370 | 29,239 |
| **Breakdown by geographic area** | | | |
| Germany | 131,713 | 148,938 | 159,992 |
| International | 96,034 | 92,488 | 88,808 |
| Of which: other EU member states | 45,115 | 45,709 | 45,144 |
| Of which: rest of Europe | 7,908 | 8,179 | 9,014 |
| Of which: North America | 38,621 | 34,297 | 31,049 |
| Of which: rest of world | 4,390 | 4,303 | 3,601 |
| **Productivity trend** | | | |
| Net revenue per employee (thousands of €) | 263 | 257 | 247 |

## Personnel costs in the Group.

| billions of € | **2008** | 2007 | 2006 |
|---|---|---|---|
| Personnel costs in the Group | 14.1 | 15.4 | 16.5 |
| Special factors | 1.1[a] | 2.0[b] | 2.8[c] |
| Personnel costs in the Group adjusted for special factors[d] | 13.0 | 13.4 | 13.7 |
| Net revenue | 61.7 | 62.5 | 61.3 |
| **Adjusted personnel cost ratio (%)[d]** | **21.1** | **21.5** | **22.3** |

**Special factors (billions of €):**

[a] Expenses for staff-related measures (early retirement arrangements, severance and redundancy payments, compensation payments, etc.) primarily in the segments Broadband/Fixed Network (-0.7) and Business Customers (-0.4).

[b] Expenses for staff-related measures (early retirement arrangements, severance and redundancy payments, compensation payments, etc.) primarily in the operating segments Broadband/Fixed Network (-1.1), Business Customers (-0.3) and Group Headquarters & Shared Services (-0.5).

[c] Expenses for staff-related measures (early retirement arrangements, severance and redundancy payments, partial retirement, etc.) in the operating segments Broadband/Fixed Network (-1.5), Business Customers (-0.6) and Group Headquarters & Shared Services (-0.7).

[d] Calculated and rounded on the basis of millions for greater precision.

## DT KS location concept and reassignment of technology centers to Deutsche Telekom Netzproduktion GmbH.

The establishment of three service companies in 2007 was an essential element of the reorganization of Deutsche Telekom, which is intended to secure the Company's future and is therefore indispensable. The second step in 2008 involved expanding the new service companies' footprints.

**Deutsche Telekom Kundenservice GmbH** (DT KS) has proposed a large-scale plan to modernize and consolidate its service center structure in order to strengthen its market position.

After three months of negotiations, DT KS and its central works council agreed on a new location concept in conciliation committee proceedings. By mid-2011, DT KS will have pooled its activities at 33 sites throughout Germany. A comprehensive social plan will assist the employees who are hit particularly hard by this measure.

Deutsche Telekom AG transferred the four technology centers previously assigned to Deutsche Telekom AG to **Deutsche Telekom Netzproduktion GmbH** (DT NP) as of December 1, 2008. The Group is thus concentrating responsibility for the technology core business and increasing the economic performance of network production in the interest of its customers.

Some 6,000 employees across Germany were transferred to DT NP. An agreement was reached with the ver.di trade union on November 25, 2008 on the terms and conditions for the transferees. In line with agreements for T-Service, employees at the technology centers enjoy far-reaching safeguards relating to pay (financial cushion), protection against redundancy until the end of 2012 and protection against outsourcing until 2010.

**Termination of the temporary leave system for DeTe Immobilien GmbH employees.** With effect from September 30, 2008, the temporary leave system for DeTe Immobilien GmbH employees came to an end. Practically all employees have ended their inactive employment relationship (i.e., temporary leave) with Deutsche Telekom, while at the same time continuing employment within the employment enterprise, now STRABAG Property and Facility Services GmbH. The termination of the temporary leave system is a necessary step for Deutsche Telekom that allows the Group to meet its staff restructuring requirements by clearly assigning employees.

## Collective bargaining in the Deutsche Telekom Group.

Collective negotiations for Telekom Shop Vertriebsgesellschaft, T-Mobile Deutschland and T-Systems were concluded in the 2008 reporting year.

First, the collective negotiations for Telekom Shop Vertriebsgesellschaft were brought to a successful conclusion in March 2008. After five months of no change, annual target salaries increased on a straight-line basis by 3.8 percent from June 1, 2008. A one-time payment of EUR 650 for lower salary groups and EUR 550 for higher salary groups was made in April 2008. The agreement will run for 16 months and expire on April 30, 2009.

The parties reached an agreement for T-Mobile Deutschland in June 2008. Under the terms of the agreement, the salaries of around 4,000 pay-scale employees will be adjusted in two stages. Salaries rose by 3.6 percent as of June 1, 2008 and will rise by a further 2.3 percent 12 months later. The collective agreement cannot be terminated before December 31, 2009. For the first months of 2008, the lower salary groups received an additional one-time payment of EUR 650 (EUR 550 for civil servants on leave) and the higher salary groups EUR 550 (EUR 470 for civil servants on leave). In January 2009, employees in the lower salary groups received another one-time payment of EUR 500 (EUR 425 for civil servants on leave), while EUR 425 will be paid to those in the higher salary groups (EUR 340 for civil servants on leave).

The 2008 collective negotiations at T-Systems were concluded in July. The result was a salary increase of 3.1 percent effective January 1, 2009. The linear salary increase applies to the approximately 27,000 employees of T-Systems Enterprise Services and T-Systems Business Services who are covered by the company collective agreement with the service industry trade union ver.di. The parties agreed a one-time payment of EUR 900 for 2008. The wage settlement is valid for a total of 21 months and will expire on December 31, 2009.

The collective negotiations at Telekom Shop Vertriebsgesellschaft, T-Mobile Deutschland, and T-Systems had to take differing business backgrounds into consideration. Overall, it was possible to reach an agreement that takes into account the economic situation of the individual company on the one hand and the interests of the employees on the other. The collective remuneration agreements with the T-Service companies and Deutsche Telekom AG were terminated with due notice effective December 31, 2008. Collective negotiations for around 50,000 employees and approximately 11,500 trainees began in mid-January 2009.

Collective negotiations on remuneration increases for DeTeFleet GmbH and Deutsche Funkturm Management GmbH began in 2008 but have not yet been concluded.

**Pay increase for civil servants in the Deutsche Telekom Group.** The lawmaker decided to adjust retroactively the remuneration and pensions of German civil servants by enacting the 2008/2009 Federal Civil Servant Remuneration and Pension Adjustment Act (Bundesbesoldungs- und Versorgungsanpassungsgesetz). This also applies to civil servants employed at Deutsche Telekom AG. The Act provides for the following pay increase: On January 1, 2008, the basic monthly salary rates increased by EUR 50 (basic amount). Remuneration, including the basic amount, increased on a straight line basis by 3.1 percent. A further linear increase of 2.8 percent followed on January 1, 2009. In addition, one-time payments of EUR 225 were made in January 2009; overtime pay and severity allowances also rose.

The draft act for the reform of civil service law (Dienstrechtsneuordnungsgesetz) was approved by the German Bundestag on November 12, 2008 and by the Bundesrat (second chamber) on December 19, 2008. The draft includes a gradual raising of the retirement age of Federal civil servants to 67. This raise does not apply, however, to those civil servants who have chosen to take early retirement, meaning civil servants who are eligible can still take early retirement upon reaching the age of 55. When the reform comes into force, the provisions for early retirement will be extended until December 31, 2012, whereas they are currently limited until December 31, 2010. Exercise of the early retirement option in 2011 and 2012 is subject to a decision by the Board of Management.

## Training commitment remains at a high level.

For years Deutsche Telekom has been the largest vocational training provider in Germany. At the end of the reporting year, the Group had 11,393 trainees and students on degree courses with integrated practical phases in Germany. The proportion of trainees in the workforce is also well above the average of other companies. Deutsche Telekom intends to maintain this high level of commitment to junior-staff training. By September 1, 2008, Deutsche Telekom gave around 3,800 young people a career development opportunity by accepting them for training or a study program. Training positions are available in twelve different professions and on various 'dual' training courses. For 2008 to 2010, Deutsche Telekom and the service industry trade union ver.di agreed upon an above-average trainee ratio of 2.9 percent per year of the headcount of permanent employees in Germany. At the end of 2008 the parties also agreed to exceed this quota in 2009 as the Group takes the realization of its social responsibility to an even higher level. The Group trainee ratio was 9.2 percent of staff in Germany, excluding Vivento, at the end of 2008.

Deutsche Telekom's training programs are high quality and attract a large number of applicants. Every year, the chambers of commerce number Deutsche Telekom-trained staff among the best in their profession. In the interests of developing prospects for the younger generation, Deutsche Telekom's training goes far beyond its own staffing requirements. Unions and management agreed in June 2007 that more than 4,000 junior staff would be given permanent positions in the Group in Germany by the end of 2009. The Group gave around 1,300 trainees permanent positions in 2007; approximately 1,800 followed in 2008. Deutsche Telekom invests in its future by training junior staff and promotes the necessary change in the Group by employing young people.

## Further training at Deutsche Telekom.

Telekom Training, further-training provider for the Group and the German labor market, coordinates and designs training programs for expert and executive staff. In total, Telekom Training held 23,428 seminars for 155,457 participants in 2008. The majority of these events took place at one of the eight Deutsche Telekom conference hotels.

## Service culture: On track to achieve service excellence.

Deutsche Telekom has launched several projects to increase the level of service qualification in the long term and to generate an active service culture throughout the Group. The establishment of the service companies was a key element in the future-oriented restructuring of Deutsche Telekom – a fine example of a successful and ambitious transformation process.

Service-oriented approaches are starting to bear fruit:

- Service quality increased: around 60 percent of all customer inquiries were resolved upon initial telephone contact.
- Service Saturday pilot launched nationwide: Deutsche Telekom is positioning itself as a service pioneer in the industry.
- Customer information systems optimized: powerful customer support processing software has been installed.
- Customer satisfaction growing: according to surveys, customers are increasingly satisfied with products and services.

## Ideas management.

In 2008, Deutsche Telekom continued implementation of the strategic realignment of its ideas management organization. Throughout the Company, ideas are no longer separated by business area; there is now one central Ideas Management Center for the entire Group. A Group Works Agreement was also concluded with employee representatives as an essential measure to put ideas management on a uniform footing throughout the Group and thus to lay the foundation for boosting the Group's innovation culture.

Moreover, in 2008 the focus was on substantially shortening the time it takes to assess new ideas. For instance, having been unattended for an unacceptable length of time, virtually the entire backlog of suggestions and ideas was finally assessed under a special initiative. Ideas Management also implemented various measures to improve quality, including optimization of the IT system and improved monitoring of processing times. In 2008 alone, the Group generated savings of EUR 0.1 billion from a total of 8,456 ideas.

## Service takes center stage in human resources work with HR@2009.

Leaner, more efficient, more customer-oriented: The HR@2009 project boosts the role of HR as a partner to Deutsche Telekom's business units. The new organizational structure is already up and running in the domestic Group units and serves as a model for the international roll-out. This project also contributes to the Group-wide Save for Service program.

**Outstanding customer focus and efficiency as a result of HR@2009.** Deutsche Telekom's new HR organization is based on a clear distribution of roles:

- The HR business partners are the direct contacts for HR topics within the Group.
- The HR competence centers provide expertise and advisory services to the HR business partners.
- The shared services have a central role in the management and performance of standard administrative processes.

**Human Resources Service Telekom as a fully integrated service provider.** Supporting a customer base of over 140,000 employees, Human Resources Service Telekom (PST) as an HR shared service center has developed into a fully integrated, nationwide service provider for administrative HR products. Since it was set up in 2006, PST has integrated all the HR service centers of the major national units. These measures chiefly affected T-Systems Enterprise Services and T-Mobile Deutschland in the reporting period.

# Risk and opportunity management.

## Continued decline in prices in the core business // Consolidation among competitors // Extensive data privacy measures

Deutsche Telekom's operating environment is characterized by continuous technological progress, increasingly fierce competition, and regulation. Deutsche Telekom is mastering these challenges by systematically managing risks and opportunities using a holistic risk early warning system.

This system consolidates all strategic and organizational control and monitoring measures for managing risks, focusing on early identification, assessment, and management of risks and opportunities. Deutsche Telekom analyzes opportunities primarily within the framework of its strategy and innovation development activities on the basis of comprehensive market analyses in order to identify potential opportunities for its segments and markets.

The Group's risk management unit regularly reports to the Board of Management on risks and their development. The Board of Management in turn informs the Supervisory Board. The Audit Committee of the Supervisory Board regularly examines the risk management system and the risk reports at its meetings.

Deutsche Telekom regularly analyzes risks and opportunities, both centrally and in the Group segments. The early warning systems used in this process are based on prescribed Group-wide methods and are tailored to specific requirements. Potential deviations in the planning period are analyzed to determine the potential scope and probability of occurrence, using methods such as scenario modeling. The reference variables for the potential scope are the Group's target values (including EBITDA).

Deutsche Telekom's risk management system aggregates essential EBITDA-assessed individual risks using combination and simulation processes and taking probabilities of occurrence and correlations into account. In addition, it analyzes incidents and situations that could adversely affect the Group's reputation and image. These components are factored into the assessment of the aggregate risk position, which is carried out using a system of indicators that covers all material risk areas.

Principal opportunities and risks are reported quarterly, with additional ad hoc reports generated in the event of unexpected risks. Materiality thresholds for risks are defined for each reporting level. Group Risk Management is in charge of the methods and systems used for this Group-wide, standardized risk reporting system and also ensures that the risk early warning system works effectively and efficiently.

Deutsche Telekom attaches particular importance to managing risks arising from financial positions. All treasury activities, in particular the use of derivatives, are subject to the principle of risk minimization. For this purpose, the Group manages all financial transactions and risk positions in a central treasury system. Group management is informed of these positions on a regular basis. Deutsche Telekom uses derivatives to hedge interest rate and currency exposures that could have an effect on cash flow as well as other price risks.

Certain financial transactions require the prior approval of the Board of Management, which is also regularly briefed on the scope of the current risk exposure. The Deutsche Telekom Group simulates various market and worst-case scenarios to estimate the effects of different conditions on the market. It uses selected derivative and non-derivative hedging instruments to hedge market risk, depending on the risk assessment. However, Deutsche Telekom only hedges risks that affect cash flows. The Group uses derivatives exclusively as hedging instruments, not for trading or other speculative purposes.

The effectiveness and efficiency of risk management processes and compliance with the regulations and guidelines in Deutsche Telekom's Risk Management Manual are subject to regular reviews by Internal Audit. Within the scope of their legal mandate to audit the Company's annual financial statements, the external auditors examine whether the risk management system is able to identify at an early stage risks and developments that could jeopardize the Company's future.

Deutsche Telekom's risk management system ensures that business risks and opportunities are identified early on and that the Group is in a position to deal with them actively and effectively. This system thus complies with the statutory requirements for risk early warning systems and conforms to German corporate governance principles.

## The risks.

Of all the risks identified for the Group, those risk areas or individual risks that could, as it stands today, materially affect Deutsche Telekom's financial position and results are examined in the following sections.

**Economic environment.** For Deutsche Telekom's largest markets – Germany and the United States – the economic outlook for 2009 has worsened significantly. The main risk facing the global economy is the extent and duration of the financial market crisis and its impact on the real economy. Despite efforts by governments and central banks, the global economic recession looks set to continue for some time. A gradual recovery is not expected until late 2009. Economic developments are impacting not only the willingness of consumers to buy but also, and in particular, the readiness of enterprises to invest.

**Industry and competition.** Unrelenting stiff competition and technological progress continued to depress prices for voice and data services in both fixed-network and mobile communications in 2008. There is a general risk that price reductions cannot be compensated by corresponding volume growth.

Competitive pressure could rise even further as a result for example of significantly expanded coverage by (regional) telecommunications carriers and the continuing trend toward bundled products. Technological innovations and increasing fixed-mobile substitution are also intensifying the competitive situation. Moreover, previously pure mobile communications providers in Germany are increasingly offering fixed-network and DSL products. In addition, competing DSL providers offer bundled products integrating broadband and Voice over IP (VoIP) without the need for a fixed-network line.

Furthermore, competitors are increasingly taking over cable companies that operate their own home lines. This enables these companies to offer private homes and smaller companies telecommunications products that do not require expansion of their own network or a local loop line from Deutsche Telekom. Alternatively, in certain regions competitors are extending their own fiber-optic network up to the home so that they are independent of Deutsche Telekom's network there, too. The cable companies are expanding their range of services to include triple-play offers, for example. A significant competitive trend is emerging where Deutsche Telekom increasingly has to compete with players that do not belong to the telecommunications sector as such, including major companies from the consumer electronics and Internet industries. Despite having lost some market share already, Deutsche Telekom continues to be exposed to the risk of a further loss of market share and falling margins.

In Germany and other European markets, the proliferation of low-cost providers has further reduced prices for both mobile voice telephony and mobile data services. It is not known whether and to what extent this decline in prices can be compensated by corresponding volume growth. In the United States, T-Mobile is faced with the challenge of being the smallest of the four national wireless providers. T-Mobile must continue to successfully drive its product and service quality and pricing. As a crucial growth driver for Deutsche Telekom, risks to T-Mobile's U.S. business may also negatively impact the Group's ability to reach its targets.

As for the Business Customers segment, the ICT market is experiencing declining prices and long sales cycles with the risk of lower revenues and margins for T-Systems. In the current economic climate, corporate customers could postpone investments, which may impact T-Systems' ICT business. T-Systems' international footprint and brand awareness are limited, especially compared with some of its competitors. This could adversely affect T-Systems' ability to leverage growth potential, particularly considering the growing importance of business with multinational corporations outside Germany. T-Systems was strategically realigned in 2008 with the goal of further expanding its market lead in the business customers segment in Germany and focusing ICT solutions expertise in large-scale projects.

**Products, services, and innovations.** As a result of rapid technological progress and increasing technological convergence, new and established technologies or products may to some extent substitute one another. This could lead to lower prices and revenues in both voice and data traffic. On the other hand, the range of new products such as the iPhone that was rolled out in key European markets, and the T-Mobile G1 phone provide an opportunity to tap new sources of mobile Internet revenue.

Key drivers of demand for broadband lines include the increasing performance of transmission technology and the availability of innovative products and services. Against the background of strong market penetration, the first indications of the market in Germany becoming saturated can be expected in the form of slowing market growth. There is also a risk that Deutsche Telekom will not be able to convince customers sufficiently of the benefits of the new, innovative products and services or raise the level of acceptance among customers. The marketing of innovative TV products (Entertain) will also be influenced by the prevalence of cable TV connections in Germany and the broad range of free-to-air television channels compared with other countries.

Deutsche Telekom is augmenting the sales opportunities of the mobile Internet by continuously expanding its high-performance mobile communications network. Thanks to increasingly higher bandwidths and better network coverage, high-quality multimedia offerings and office applications are now taken for granted by people on the move. If mobile data applications do not develop as expected, there is a risk that revenue targets will be missed. Furthermore, investments in network construction and expansion as well as in mobile communications licenses may pay off later than expected. If competitors prove more successful than Deutsche Telekom at convincing customers of the added value of mobile products and services, this could lead to the loss of particularly high-revenue customers.

Systematic orientation toward customer needs helped improve service quality in 2008. Customer service will continue to be of crucial significance for customer satisfaction and long-term business success.

**Regulation.** Regulation of the network, network access and prices applies to telecommunications services offered by network operators with "significant market power." In Germany, Deutsche Telekom is considered such an operator and is therefore subject to strict regulation in broadband and fixed-network communications, and increasingly in mobile communications. Subsidiaries are also subject to corresponding regulatory regimes in the fixed-network and mobile areas.

The risk that regulation will be extended to cover modern super-fast optical fiber access networks and the restrictions regarding the dismantling of main distribution frames make political lobbying necessary. Regulation gives extensive powers to government agencies to intervene in product design and pricing, which can have a drastic effect on operations. Deutsche Telekom is able to anticipate such interventions, which may intensify existing price and competitive pressure, only to a limited extent. There are concerns that these regulatory influences in Germany could impact the revenue trend in the fixed-network core market and in the mobile communications market in the medium and long term.

Investments in next-generation access (NGA) require a modified regulatory framework that provides for a fair distribution of risk among investors and access-seekers while allowing for the necessary price flexibility. Otherwise, there is risk that these investments will not be as cost effective as planned.

The scope of regulation has also been extended to mobile termination. The European Commission is currently reviewing a recommendation aimed at limiting the costs that can be included in the calculation of termination charges. Termination charges are therefore expected to come under further pressure.

Even after an average increase of 4.4 percent in fixed-network termination charges in Germany, it is still possible that regulated wholesale charges will be cut. The regulatory framework is currently being reviewed by the European Union. It is expected that the EU will make regulation even more detailed and create more capacity for intervention. There is no indication of any significant efforts in favor of sector-specific deregulation. Rather, it is feared that the outcome of the review will increase the scope of regulation.

The European Commission has proposed, for example, a new regulatory instrument allowing, in the most extreme case, the functional separation of network operation and services. The Commission's proposals are currently being reviewed by the European bodies. Results are expected toward the end of the first half of 2009.

The European Commission is pressing for a further reduction of international roaming rates (billing intervals for voice as well as additional caps for text messaging and data). This kind of regulation is expected to result in considerable revenue losses.

In October 2008, the European Commission launched a preliminary investigation into possible anti-competitive behavior of European mobile communications operators with regard to mobile VoIP services. The investigation focuses on whether the operators are setting negative incentives for the use of VoIP services, thus creating competition barriers for VoIP providers.

Should regulation become this intense, Deutsche Telekom's flexibility could be compromised, especially with regard to pricing and product design.

**Human resources.** Staff restructuring within the Deutsche Telekom Group in Germany continued on a socially conscious basis in 2008. This was implemented essentially by means of voluntary redundancies, partial and early retirement, and employment opportunities for civil servants and employees offered by Vivento, especially in the public sector. Deutsche Telekom will also continue to restructure its workforce as required. If it is not possible to implement the corresponding measures to the extent planned or not at all, this may have negative effects on the Group's financial targets and profitability.

When Group units that employ civil servants are disposed of, it is generally possible to continue to employ them at the Group unit to be sold. This requires the consent or initiative of the civil servants themselves. However, there is a risk that civil servants may return from the unit sold to Deutsche Telekom after the end of their temporary leave from civil servant status. This risk can be reduced – by compensation payments, for example – but not completely ruled out. At present, around 4,200 civil servants have the right to return to Deutsche Telekom. This figure increased considerably in 2008, chiefly as a result of the deconsolidation of DeTe Immobilien.

In November 2004, the Federal Republic of Germany passed the first Act to amend the Act on the Legal Provisions for the Former Deutsche Bundespost Staff (Postpersonalrechtsgesetz – PostPersRG), which abolished the obligation on Deutsche Telekom and other private companies to pay active civil servants an annual year-end bonus under the German Federal Act on Bonus Payments (Bundessonderzahlungsgesetz). This Act was reviewed at several court instances. In December 2008, the Federal Administrative Court ruled that the case must be presented before the Federal Constitutional Court for a judicial review pursuant to Art. 100 of the German Basic Law. The Federal Administrative Court has not yet drafted its written submission to the Federal Constitutional Court. It is therefore uncertain when the Federal Constitutional Court will announce its ruling. If the Court rules that all civil servants who worked for Deutsche Telekom between 2004 and 2008 are entitled to receive year-end bonus payments for the relevant years, this could result in corresponding expenses.

**IT/telecommunications infrastructure.** In the 2008 financial year, Deutsche Telekom implemented comprehensive programs to adapt its IT systems and IT infrastructure to changing customer needs and new organizational structures. Any lack of efficiency in planning and monitoring these activities could result in resource allocation errors and disruptions to business processes.

Building on the IT 2010 initiative launched in March 2007, the Group-wide project Next Generation IT (NG IT) was launched in February 2008 as part of the updated IT strategy. NG IT is the framework for all IT-related components in the Group's transformation programs. The aim of the program is to develop the future IT architecture in the Group. NG IT looks at the Group's information technology at all architectural levels: IT infrastructure, applications, data, and systems. Group-wide projects work on preparing, for example, the joint product data model, solutions for forward-looking, comprehensive customer relationship management (CRM), and future IT support for the Finance, Human Resources, and Procurement functions.

There are long-term plans to develop and implement an IP platform that supports both fixed-network and mobile communications services. Deutsche Telekom will completely replace the existing network platform by an IP-based system. The implementation of this shared IP platform entails risks that affect all IT systems with an Internet connection, such as hacker attacks and so-called spam calls. Due to the great complexity of the IT landscape, malfunctions, for example between newly developed and existing IT systems, would lead to process disturbances and, in a worst case scenario, to interruptions to business processes.

Deutsche Telekom counteracts these risks with a large number of measures including redundant systems and defensive devices such as firewalls and virus scanners, regular technical network tests, building security measures, and organizational precautions. Early warning systems ensure that automated and manual countermeasures can be initiated in the event of disruptions. In addition, organizational and technical emergency procedures are in place to minimize damage. Group-wide insurance programs have also been established to cover operational interruptions and damage to current and non-current assets.

**Data security and data privacy.** Safeguarding customer data is a top priority for the Group. It forms the basis for a trusting relationship between the Company and its customers. In the reporting year, Deutsche Telekom faced allegations of data misuse and flaws in the security system. To guarantee better protection for customer data Deutsche Telekom took various measures, such as the restructuring of its data privacy in fall 2008. Deutsche Telekom created a new Board of Management department for Data Privacy, Legal Affairs and Compliance and put together a comprehensive action package for improving data privacy, increasing data security and enhancing transparency, thus underlining the significance of these issues. The data privacy and security expertise of the Group's specialists as well as recommendations from external experts were assimilated in the process. These activities will also involve a significant increase in financial and human resources in these areas as well as a right to veto business decisions relating to data privacy. Together with his staff, the new Board member will ensure that Deutsche Telekom harmonizes and implements the necessary measures related to data privacy and security and will monitor compliance throughout the Group. Furthermore, the Group is setting up an independent data privacy council comprising leading experts from universities, industry and other organizations.

To guarantee the highest standards in operational data privacy, Deutsche Telekom has launched comprehensive action plans and is pressing on with existing measures. Deutsche Telekom thus makes a crucial contribution to improving the privacy of customer data in everyday business - another step in continuing its numerous efforts from the past years. To increase the awareness of data privacy and data security among employees, in particular executives, the Company stepped up its established training programs and the annual data audits. In addition, the Group will give even more serious consideration to cases of misuse and punish them accordingly. Deutsche Telekom has further restricted the scope of various customer support activities, thereby limiting employees' access to data. User IDs now have to be renewed at shorter intervals. In addition, Deutsche Telekom extended the use of fixed IP addresses to ensure that employees and sales partners may access the systems on specific computers only. Access for external sales partners and our staff to internal IT systems is restricted, among other things, by applications requiring transaction authentication numbers (TANs). In the TAN procedure, the sales staff can only access personal data of mobile customers when they receive a valid transaction number from the customer. Customers are sent an automatically generated TAN via text message to their cell phone whenever they wish to carry out any modifications to their contract.

Together with the Federal Criminal Police Office and the police, Deutsche Telekom plans to launch a security concept for data of persons particularly at risk. The goal is to sustainably increase transparency in the area of data privacy. The Deutsche Telekom Group will publish a voluntary report prepared by the Group privacy officer every year and submit it to the Supervisory Board of Deutsche Telekom and the Federal Commissioner for Data Protection. The first data privacy report is scheduled for the first quarter of 2009. The Company has commissioned the German Technical Inspection Association (TÜV) as a recognized testing authority with the task of carrying out a data privacy certification of its customer systems. In addition to its own investigations, Deutsche Telekom will commission a certified company to systematically audit its systems in order to detect weaknesses. By implementing these two measures, Deutsche Telekom is set to assume a pioneering role in the ICT industry. In October 2008, Deutsche Telekom launched the website www.telekom.com/datenschutz (in German only) which provides information on the current status of data privacy at Deutsche Telekom in Germany. The site also provides information on data privacy incidents that are the subject of criminal investigations. The cases are published in agreement with the relevant authorities and the supervisory bodies are informed of the details. Deutsche Telekom is therefore voluntarily fulfilling a requirement that is still being debated among politicians as a possible obligation.

These countermeasures will minimize the occurrence of other data security and privacy incidents. Negative consequences for Deutsche Telekom's business caused by a loss of reputation cannot be ruled out or accurately assessed at the present time.

**Health and the environment.** Electromagnetic fields (EMFs) are repeatedly associated with potential environmental and health damage. This is a controversial issue and the subject of public debate. Existing public acceptance problems relate both to networks and to the use of terminal equipment. They have an effect, for example, on T-Mobile, particularly with regard to mobile network roll-out. In the Broadband/Fixed Network operating segment, they affect sales of cordless DECT equipment and devices that use WLAN technology. Apart from the legal risks, there may be regulatory initiatives involving the implementation of preventive measures in mobile communications. The World Health Organization (WHO) has declared that, on the basis of current scientific knowledge, there are no known adverse effects on health provided internationally acknowledged threshold levels are not exceeded. Nor does the WHO expect any serious dangers to arise in the future, though it does recommend continued research due to ongoing scientific uncertainties.

Deutsche Telekom aims to overcome doubts among the general public by pursuing an objective, scientifically well-founded, and transparent information policy. The Deutsche Telekom Group's efforts to provide state-of-the-art technologies therefore include funding scientific research that aims to detect possible risks at an early stage. Among other things, the Group is involved in Informationszentrum Mobilfunk (IZMF), an industry initiative by mobile communications enterprises, as well as in the German Research Association for Radio Applications (Forschungsgemeinschaft Funk – FGF), which supports independent research into the biological effects of EMFs. In addition, the EMF policy adopted in 2004 has enabled T-Mobile to take measures in the areas of transparency, information, involvement, and research funding that should minimize both potential legal and regulatory problems as well as acceptance problems among the public.

**Purchasing.** As an ICT service provider and an operator and provider of IT/telecommunications products, Deutsche Telekom cooperates with a variety of suppliers of technical components including software and hardware, transmission and switching technology, outside plant and terminal equipment.

Supply risks cannot be entirely ruled out. Delivery bottlenecks, price increases, changes in the prevailing economic conditions or suppliers' product strategies may have a negative impact on Deutsche Telekom's business processes and results. Risks may result from the dependence on individual suppliers or from individual vendors' defaulting as a direct result of the economic crisis. Deutsche Telekom employs a large number of organizational, contractual, and procurement strategy measures to counteract such risks.

**Litigation.** Deutsche Telekom is party to several proceedings both in and out of court with government agencies, competitors, and other parties. The proceedings listed below are of particular importance from Deutsche Telekom's point of view.

Shareholders have filed more than 2,000 lawsuits in Germany against Deutsche Telekom. They claim to have purchased shares in Deutsche Telekom on the basis of the offering prospectuses dated May 28, 1999 and May 26, 2000. Many of these lawsuits also allege that Deutsche Telekom did not recognize the carrying amount of the real estate assets in accordance with statutory accounting requirements and that it provided incorrect data in connection with the acquisition of Voicestream. Some lawsuits are also directed at KfW Bankengruppe and/or the Federal Republic of Germany. The aggregate amount of the claims filed under these lawsuits is approximately EUR 79 million. The Frankfurt/Main Regional Court has issued two certified questions to the Frankfurt/Main Higher Regional Court pursuant to the German Capital Investor Model Proceedings Act (Kapitalanleger-Musterverfahrensgesetz – KapMuG). Moreover, several thousand investors have initiated conciliatory proceedings with a state institution in Hamburg, the "Öffentliche Rechtsauskunfts- und Antragsstelle der Freien und Hansestadt Hamburg."

After the merger of T-Online International AG into Deutsche Telekom AG became effective on June 6, 2006, Deutsche Telekom AG was served around 250 applications for a court review of the fairness of the exchange ratio stipulated in the merger agreement dated March 8, 2005. Under the German Reorganization and Transformation Act (Umwandlungsgesetz), former shareholders of T-Online can request the Frankfurt/Main Regional Court to review the fairness of the exchange ratio in the course of appraisal rights proceedings (Spruchverfahren). If the outcome of these proceedings shows that the exchange ratio for the T-Online shares was too low, the court will stipulate a supplementary cash payment that Deutsche Telekom would have to pay to all former shareholders of T-Online whose shares were exchanged for Deutsche Telekom shares in connection with the merger. Proceedings are scheduled to begin on February 17, 2009 before the Frankfurt/Main Regional Court.

On August 2, 2005, the Federal Republic of Germany initiated arbitration proceedings against Deutsche Telekom AG, Daimler Financial Services AG and Toll Collect GbR. The Federal Republic claims to have lost toll revenues of approximately EUR 3.5 billion plus interest (5 percent per year above the applicable base interest rate since the arbitration proceedings were initiated), alleging – among other things – that it was deceived as to the likelihood of operations commencing on September 1, 2003. In May 2008, the Federal Republic of Germany slightly reduced its claim to around EUR 3.3 billion plus interest (5 percent per year above the applicable base interest rate since the arbitration proceedings were initiated). The asserted claims for contractual penalties total approximately EUR 1.7 billion plus interest (5 percent per year above the applicable base interest rate since the arbitration proceedings were initiated). The contractual penalties are based on alleged violations of the operating agreement (lack of consent to subcontracting, delayed provision of on-board units and monitoring equipment). Deutsche Telekom AG believes the claims of the Federal Republic to be unfounded and is contesting them. The statement of defense was submitted to the arbitration court on June 30, 2006. The plaintiff's reply was submitted to the arbitration court on February 15, 2007. The defendant's rejoinder was submitted to the arbitration court on October 1, 2007. Further declarations were received from the Federal Republic of Germany on January 7 and February 6, 2008. The initial hearing took place in June 2008 during which the arbitration court discussed legal issues with the parties. No arbitrational ruling was made on the claims asserted. Under orders from the arbitration court, each party submitted documents to the other party at the end of September 2008. Furthermore, the arbitration court ordered each party to prepare another written statement by the end of November 2008 addressing the legal issues discussed during the hearing and in the submitted documents. Each party also has the opportunity to submit a further written response to the relevant statement from the other party, by April 3, 2009. Toll Collect GmbH filed for arbitration against the Federal Republic of Germany on May 25, 2007 requesting, among other things, the granting of a final operating permit and the payment of outstanding claims. Following an increase in the claim by Toll Collect GmbH on May 16, 2008, the asserted claims for payment total around EUR 560 million plus interest.

On May 3, 2005, Vivendi SA (formerly Vivendi Universal S.A., hereinafter referred to as Vivendi) took legal action against Deutsche Telekom AG and T-Mobile International AG & Co. KG (now T-Mobile International AG). Vivendi alleges that the defendants unlawfully broke off negotiations on the acquisition of a 48-percent stake in Polska Telefonia Cyfrowa Sp.z o.o (PTC) in order to then obtain these shares at a lower price. The value in dispute has been put at approximately EUR 2.27 billion. The case was dismissed in March 2008 by the Paris Commercial Court in the first instance. Vivendi has given notice of appeal against this decision. Numerous other lawsuits and arbitration proceedings in addition to those listed below are pending in connection with the disputed PTC shares. However, they are not presented in detail here.

On April 13, 2006, in line with the rules of the International Chamber of Commerce in Paris, Vivendi filed arbitration proceedings before the international court of arbitration in Geneva against Deutsche Telekom AG, T-Mobile International AG & Co. KG (now T-Mobile International AG), T-Mobile Deutschland GmbH, T-Mobile Poland Holding Nr. 1 B.V. and others. This complaint is aimed at a declaratory judgment that on or before March 29, 2006 a verbal agreement was reached between the parties concerning, inter alia, putting an end to all legal disputes relating to the investment in PTC, or that pre-contractual obligations were breached. Vivendi is demanding performance of the contract or compensation.

On October 23, 2006, Vivendi filed a suit against Deutsche Telekom AG, T-Mobile USA Inc., T-Mobile International AG, T-Mobile Deutschland GmbH and others with the U.S. District Court in Seattle, Washington State, claiming that the defendants had colluded illegally to cause Vivendi to lose its alleged interest in PTC. The lawsuit is based on the Racketeer Influenced and Corrupt Organizations (RICO) Act. The Court dismissed the action on June 5, 2008. Vivendi has lodged an appeal against this decision and reduced its compensation claim from around USD 7.5 billion to around USD 2.5 billion.

On October 19, 2005, following enforcement proceedings, Deutsche Telekom received a claim for damages of approximately EUR 86 million plus interest from telegate AG. telegate alleges that Deutsche Telekom charged excessive prices for the provision of subscriber data between 1997 and 1999, which resulted in telegate AG having insufficient funds available for marketing measures and preventing it from achieving its planned market share. Following enforcement proceedings, Deutsche Telekom received a claim for damages of approximately EUR 329 million plus interest from Dr. Harisch, also on October 19, 2005. Dr. Harisch alleges that due to the excessive prices for the provision of subscriber data between 1997 and 1999, the equity ratio of telegate AG fell significantly on several occasions, resulting in the need for capital increases. This required Dr. Harisch and another shareholder to release shares from their own holdings, thereby diluting their remaining shareholdings. The plaintiff has increased his claim by approximately EUR 283 million. The amount in dispute has thus risen to approximately EUR 612 million.

Competitors have filed lawsuits against Deutsche Telekom AG with a notice of action seeking damages of currently EUR 223 million on grounds of an alleged price squeeze between wholesale and retail prices. This legal dispute has been suspended until the European Courts have issued a final decision related to proceedings for the reversal of a decision by the European Commission in administrative penalty proceedings that are decisive for the proof of claim. On April 10, 2008, the European Court of First Instance dismissed Deutsche Telekom AG's claim for reversal of the European Commission's decision. Deutsche Telekom AG has filed an appeal against the ruling with the European Court of Justice.

On October 31, 2005, satellite operator Eutelsat S.A. filed an action against Deutsche Telekom AG and T-Systems Business Services GmbH with the Paris Commercial Court for damages of EUR 142 million due to an alleged breach of contract. The Paris Commercial Court declined jurisdiction and dismissed the action on June 24, 2008. Eutelsat's appeal was also dismissed on December 10, 2008. Eutelsat has lodged another appeal against this decision and also still has the option of referring the matter to an arbitration court.

In a ruling on the ULL reference offer dated December 21, 2007, the Federal Network Agency obliged Deutsche Telekom to provide 333,000 ULLs per month as part of a binding plan. Orders going beyond the total planned volume of 333,000 ULLs must be fulfilled as far as this is technically and operationally feasible. For any delays in provisioning, Deutsche Telekom AG will be fined EUR 3.62 per day for the first ten days and, from the eleventh day onwards, a one-time additional fine of EUR 36.19, plus EUR 1.82 per day. Competitors must pay Deutsche Telekom EUR 1.82 for each ULL that falls short of their announced volume. The ULL reference offer will come into force once existing ULL contracts are terminated and new provisions are negotiated on the basis of the ULL reference offer. Deutsche Telekom AG took legal action against the Agency's ruling in January 2008.

In June 2007, the Federal Network Agency had obliged Deutsche Telekom to give its competitors access to its cable ducts (empty conduits) or, should there be no empty conduits, to dark fiber and to grant access to the unbundled local loop, where required also in cable distributors. In a temporary injunction in January 2008 and a ruling in April 2008, the Cologne Administrative Court largely upheld the Agency's decision. Deutsche Telekom has filed an appeal with the Federal Administrative Court.

Like many other large telecommunications/Internet providers, Deutsche Telekom believes it is exposed to an increasingly large number of intellectual property rights disputes. For Deutsche Telekom, there is a risk that it may have to pay license fees and/or compensation.

Furthermore, Deutsche Telekom intends to defend itself and/or pursue its claims resolutely in each of these court, conciliatory, and arbitration proceedings.

**Financial risks.** The financial risks for the Group arise mainly from liquidity, credit, and currency and interest rate risks. To guarantee the solvency and financial flexibility of Deutsche Telekom at all times, a liquidity reserve in the form of credit lines and cash is maintained. The primary instruments used for medium- to long-term financing are bonds and medium-term notes (MTNs) issued in a variety of currencies and jurisdictions.

As of December 31, 2008, 28 banks granted Deutsche Telekom credit lines totaling EUR 16.8 billion. In the current environment, new issues of bonds and medium-term notes are only possible in smaller volumes and within limited windows of opportunity. The financial market crisis is impacting on the extension of bilateral lines. Especially institutions that are being split up, taken over by other banks or do not have sufficient equity are not likely to extend their lines. As a result, the number of facilities available to Deutsche Telekom will decrease over time. Nevertheless, each of these lines will continue to be available to Deutsche Telekom for another two years, from the time they are not extended any further. Of the original 29 bilateral lines only the line provided by the now insolvent Lehman Brothers Commercial Paper Inc. no longer exists.

Rating agencies Moody's and S&P both cut Deutsche Telekom's long-term rating from A3 and A– in 2007 to Baa1 and BBB+ respectively. The outlook from both rating agencies is "stable." Fitch has maintained Deutsche Telekom's rating at A– with a negative outlook. If Deutsche Telekom's rating falls below certain defined levels, this will result in higher interest rates for some of the bonds and medium-term notes issued.

Deutsche Telekom believes it is rather unlikely that it will have difficulty in accessing the capital markets due to a decline in its ratings. Detailed information on financial risks can be found in Note 43 in the notes to the consolidated financial statements.

**Impairment of Deutsche Telekom's assets.** The value of the assets of Deutsche Telekom and its subsidiaries is reviewed periodically. In addition to the regular annual measurements, specific impairment tests may have to be carried out in certain cases. These may be necessary, for example, whenever due to changes in the economic, regulatory, business or political environment it can be assumed that the value of goodwill, intangible assets or items of property, plant and equipment might have decreased. These tests may lead to the recognition of impairment losses that do not however result in disbursements. This could impact to a considerable extent on Deutsche Telekom's results, which in turn may negatively influence the Deutsche Telekom share and ADS price.

**Sales of shares by the Federal Republic and KfW Bankengruppe.** As of December 31, 2008, the Federal Republic, together with KfW Bankengruppe held approximately 31.7 percent of Deutsche Telekom's shares, and the Blackstone Group held 4.4 percent. On April 24, 2006, the Blackstone Group purchased an interest in Deutsche Telekom AG's share capital from KfW Bankengruppe. The one-year lock-up for further sales of Deutsche Telekom shares by KfW Bankengruppe agreed between KfW Bankengruppe and Blackstone expired in April 2007. The two-year lock-up for the shares of Deutsche Telekom purchased by the Blackstone Group expired in April 2008.

It is possible that the Federal Republic will continue its privatization policy and sell further equity interests, including shares in Deutsche Telekom AG, in a manner designed not to disrupt the capital markets and with the involvement of KfW Bankengruppe. On May 16, 2008, KfW Bankengruppe issued a five-year exchangeable on shares of Deutsche Telekom AG. Exchangeables are debt certificates that the holder can exchange, during a period determined in advance and at a conversion price determined in advance, for shares in another company (registered shares in Deutsche Telekom AG in the case of the KfW Bankengruppe exchangeables referred to here). If the conversion price is exceeded, KfW Bankengruppe may exchange the exchangeables submitted to it for shares in Deutsche Telekom AG and if the holders of the exchangeables exercise the conversion option, it must exchange them. When the exchangeables mature, KfW Bankengruppe has the right to pay them out in Deutsche Telekom AG shares. This exchangeable has a volume of EUR 3.3 billion and a conversion price of EUR 14.9341. The exchangeable issued by KfW Bankengruppe in 2003 that matured on August 8, 2008 was repaid in cash.

For Deutsche Telekom, there is a risk that the sale of a significant volume of Deutsche Telekom shares by the Federal Republic or KfW Bankengruppe, or speculation to this effect on the markets, could have a negative short-term impact on the price of the T-Share.

**Aggregate risk position.** The assessment of the aggregate risk position is the outcome of the consolidated analysis of all material areas of risk or individual risks. Despite the intense competitive and price pressure, the regulatory framework, the deterioration in economic conditions, and the considerable challenges the Group faces as regards its staff restructuring and quality of its customer service, the aggregate risk position in the reporting year has not fundamentally changed since the previous year. As it stands today, there is no risk to the Company's continued existence as a going concern.

## The opportunities.

Focus, fix and grow – this strategy will safeguard Deutsche Telekom's stable, positive business development in the long term. Opportunities present themselves through the systematic implementation of the following pillars of this strategy: 1. Improve competitiveness in Germany and in Central and Eastern Europe, 2. Grow abroad with mobile communications, 3. Mobilize the Internet, and 4. Roll out network-centric ICT.

The expansion of DSL is also of particular importance, as all new business models will in future be based on broadband technology. Deutsche Telekom can now supply 96 percent of all German households with DSL lines. The Company has taken a major step toward filling the white spots on the map in rural areas. At the same time, the systematic roll-out strategy will provide opportunities for the use and payoff of innovative products. This also includes mobile data applications on the basis of mobile broadband technologies.

Innovative bundled products as well as convergence products are also potential areas of opportunity for Deutsche Telekom. As a large, integrated telecommunications group, Deutsche Telekom is not only able to cope with substitution risks better than specialized providers; it can also implement new bundled products. Civic, social, and ecological requirements are further starting points for the development of new, promising products and services, such as a state-of-the-art health care system, efficient climate protection, mobility geared to seniors, citizen-oriented administration, mobile working, or transparent goods traceability (e.g., commodity online services). In particular, IP-based solutions and the use of Radio Frequency Identification facilitate new business models that can reduce the quantities of resources used and also the costs to society and the environment. In this way, Deutsche Telekom makes a further contribution to the sustainable development of society.

Projects like T-City in Friedrichshafen are proof of the innovative strength of the Deutsche Telekom Group, which demonstrates its service quality combined with state-of-the-art networking technology, and allows customers to experience many products for themselves.

# Significant events after the balance sheet date.



## OTE shareholders' meeting.

The changes to OTE's Articles of Incorporation necessary for full implementation of the shareholders' agreement were approved at the extraordinary shareholders' meeting of OTE on February 6, 2009. It cannot be ruled out that this resolution by the shareholders may be declared invalid by a court, in the event that other shareholders successfully file rescission suit against this resolution. For further details on the acquisition of OTE, please refer to Note 23 "Investments accounted for using the equity method" in the notes to the consolidated financial statements.

## Deutsche Telekom issues an eight-year bond of EUR 2 billion.

In January 2009, Deutsche Telekom issued a bond of EUR 2 billion via its financing subsidiary, Deutsche Telekom International Finance B.V., Amsterdam. It has a coupon of 6 percent p.a. At an issue rate of 99.808 percent, this corresponds to a mark-up of 2.65 percent above the eight-year interbank rate (mid-swap). The transaction was very successful with orders for more than EUR 5 billion. With more than 400 orders, it was possible to place the bond with a wide range of investors.

# Outlook.*

Deutsche Telekom well positioned financially in spite of financial market crisis // Markets remain fiercely competitive // Sustained improvement of service culture // Mobile communications will remain a growth engine // Broadband business to be further expanded // T-Systems: Concentration on corporate customers

## Economic outlook.

Germany's six leading economic research institutes (Projektgruppe Gemeinschaftsdiagnose) and the recent economic outlooks issued by the International Monetary Fund and the World Bank predict that the national economies of the leading industrialized nations will pass through a phase of recession. A gradual recovery is not expected until late 2009. The global financial market crisis has brought about an economic slowdown in the United States, Europe and other industrialized countries. The Federal Government's latest annual economic report forecasts a drop in national GDP of around 2.25 percent in 2009. An increase of 0.2 percent had previously been forecast. While developed economies will contract in 2009, the World Bank believes that economic growth in emerging and developing countries will only reach around 3.8 percent.

## Market expectations.

The forecast economic difficulties in German and international markets may force companies around the world to step up their cost-cutting measures and business with corporate and business customers in the areas of telecommunications and information technology may be impacted. There are currently no indications that consumers in Europe are reducing their telecommunications spending to a noticeable extent, although it is not possible to rule out completely any impact of the economic crisis on the mobile communications market in the United States. Deutsche Telekom's main sales markets will also face intense competition and a continuing fall in prices.

## Deutsche Telekom is well positioned.

Deutsche Telekom will consistently pursue its strategic action areas – improving competitiveness, growing abroad with mobile communications, mobilizing the Internet and rolling out network-centric ICT – to achieve its long term goal of becoming a global leader in connected life and work.

Despite the turbulence on the financial markets, Deutsche Telekom managed to cover some of its 2009 funding requirements in the long term by issuing a bond of EUR 2 billion and placing a promissory note totaling EUR 0.2 billion at the beginning of 2009. Should the bond markets contrary to expectations not be able to manage any further issues in the course of this year, the remaining funding requirements can be covered using the existing liquidity reserve.

As such, the foundation is laid for Deutsche Telekom to achieve its financial targets, i.e., a sustained, strong level of cash flow and the payment of an attractive dividend, despite the expectation of an unfavorable economic environment. This will also be supported by the systematic implementation of cost-cutting measures. Where this requires adjustment of the personnel structure, the necessary staff reduction will be primarily implemented using socially responsible and voluntary instruments such as partial and early retirement arrangements, and severance and voluntary redundancy payments.

In addition, where it makes sense as part of the further internationalization of Deutsche Telekom, consolidation may also be an option in markets where the Group is already active. Activities outside these markets are also a possibility to leverage international economies of scale and synergies.

**Mobile Communications Europe.** Deutsche Telekom expects customer numbers to continue growing in the Mobile Communications Europe operating segment. A key growth driver is the range of innovative data services, especially an enhanced web'n'walk offering with new mobile devices and attractive rate plans. The investment in OTE added more mobile growth markets in Southeastern Europe to the footprint and will add potential for a sustainable increase in revenue, profit, and the customer base.

Adjusted for exchange rate effects, Deutsche Telekom expects the Mobile Communications Europe operating segment to experience positive revenue and profit trends overall. This development will be supported by savings initiatives. For instance, in the United Kingdom, T-Mobile UK and its competitor 3 UK have started to share their UMTS networks to cut costs and provide a larger proportion of the population with 3G mobile services. However, regulatory decisions and exchange rate risks may negatively affect revenue and profit denominated in euros.

The key areas of capital expenditure in Europe will be improvements in GSM network quality and the further roll-out of the UMTS networks. Moreover, T-Mobile was the world's first network operator to successfully test the Long Term Evolution (LTE) technical standard, one of the possible technologies for mobile communications networks of the future.

**Mobile Communications USA.** Absent further deterioration in the U.S. economy, the mobile communications business is expected to be positively impacted primarily by growth in non-voice services and further customer additions – albeit at a slower rate – in the Mobile Communications USA operating segment.

Based on these assumptions, Deutsche Telekom expects that the positive revenue and profit trend in mobile communications will continue in the United States. However, regulatory decisions and exchange rate risks may negatively affect revenues and profits in euros.

Mobile Communications USA will continue to focus capital expenditure on the enhancement of network quality and coverage, as well as the continued build out of 3G mobile communications networks.

**Broadband/Fixed Network.** Deutsche Telekom will defend its market leadership in the broadband and fixed-network business, even though its traditional access business will continue to suffer competition-driven losses of market share. Deutsche Telekom is countering these losses with its quality and service campaign which will again focus the Broadband/Fixed Network operating segment in 2009 on safeguarding and defending its core voice and access business, and broadband market leadership. In addition, Deutsche Telekom is focusing consistently on addressing growth areas with new products, for instance, an innovative IP connection for consumers in the first half of 2009 that will offer customers additional functions, such as video telephony.

One of the key issues in 2009 will be the further development of the mass market with Entertain. This is to be done through a combination of a superfast DSL line and attractive content, together with a powerful package comprising television via DSL and a telephone line with all the flat rates.

Another important milestone will be the agreement with the Central Works Council on modernizing and consolidating the service centers. The Broadband/Fixed Network operating segment will generate additional savings under the Save for Service program.

Against this background, Deutsche Telekom expects the negative revenue and earnings trend in the Broadband/Fixed Network operating segment to slow in the medium term. This applies even when excluding the integration of approximately 160,000 business customers from the Business Customers operating segment effective January 1, 2009 and the first-time consolidation of OTE's fixed-network business.

Deutsche Telekom is continuing to invest in the high-speed network infrastructure in 2009. The focus will be on increasing broadband coverage in rural regions. Other investments in the performance of the existing IP network infrastructure are also planned.

**Business Customers: Concentration on the growth market of ICT services for corporate customers.** T-Systems now focuses on the ICT services growth market with solutions for corporate customers. Since January 1, 2009, the Broadband/Fixed Network operating segment has been serving Deutsche Telekom's business customers, which total around 160,000. The realignment of the business customer segments enhances business customer and corporate customer business in equal measure, and is an important milestone in strengthening the Company's leading market position in Germany.

Drawing on a global infrastructure of data centers and networks, T-Systems now operates the information and communications technology for some 400 corporate customers, including multinational corporations as well as public sector and public health institutions. On this basis, Deutsche Telekom's corporate customers arm provides integrated solutions for the networked future of business and society. Outside Germany, companies' increasing globalization is translating into growing demand in the international ICT market overall. It is this demand that T-Systems is addressing. The cost-cutting measures had encouraging effects in the past financial year and will continue in 2009. Revenue development is expected to remain at the prior-year level in this operating segment in 2009 and earnings are expected to improve as a result of the measures described.

**Group Headquarters & Shared Services.** Earnings in the Group Headquarters & Shared Services operating segment will be negatively affected primarily by the performance of Vivento, mainly as a result of the measures for securing employment opportunities for civil servants and salaried employees especially in the public sector. The improvement and centralization of functions aimed at achieving efficiency gains for the Group will also put pressure on the results of Shared Services.

## General statement on the business development in the Group.

In view of the expected market situation in the individual operating segments, Deutsche Telekom aims to again achieve positive results for the entire Group.

* Outlook contains forward-looking statements that reflect management's current views with respect to future events. Words such as "assume," "anticipate," "believe," "estimate," "expect," "intend," "may," "could," "plan," "project," "should," "want" and similar expressions identify forward-looking statements. These forward-looking statements include statements on the expected development of net revenue, earnings, and personnel figures for 2009 and 2010. Such statements are subject to risks and uncertainties, such as an economic downturn in Europe or North America, changes in exchange and interest rates, the outcome of disputes in which Deutsche Telekom is involved, and competitive and regulatory developments. Some uncertainties or other imponderabilities that might influence Deutsche Telekom's ability to achieve its objectives, are described in the "Risk and opportunities management" section in the management report and in the "Forward Looking Statements" and "Risk Factors" sections in the Annual Report on Form 20-F and the disclaimer at the end of the Annual Report. Should these or other uncertainties and imponderabilities materialize or the assumptions underlying any of these statements prove incorrect, the actual results may be materially different from those expressed or implied by such statements. We do not guarantee that our forward-looking statements will prove correct. The forward-looking statements presented here are based on the current structure of the Group, without regard to significant acquisitions, dispositions or business combinations Deutsche Telekom may choose to undertake. These statements are made with respect to conditions as of the date of this document's publication. Without prejudice to existing obligations under capital market law, we do not intend or assume any obligation to update forward-looking statements.



## Consolidated financial statements



We increased the number of our DSL and mobile customers significantly in 2008. Successful calling plans such as the Call&Surf all-in packages, the Max mobile flat rates, and innovative products like Entertain, the Apple iPhone 3G and T-Mobile G1 made a significant contribution to increasing our competitiveness in Germany and to continuing our growth course abroad.

# Consolidated income statement.

| millions of € | Note | 2008 | 2007* | 2006* |
|---|---|---|---|---|
| **Net revenue** | 1 | **61,666** | **62,516** | **61,347** |
| Cost of sales | 2 | (34,592) | (35,337) | (34,755) |
| **Gross profit** | | **27,074** | **27,179** | **26,592** |
| Selling expenses | 3 | (15,952) | (16,644) | (16,410) |
| General and administrative expenses | 4 | (4,821) | (5,133) | (5,264) |
| Other operating income | 5 | 1,971 | 1,645 | 1,257 |
| Other operating expenses | 6 | (1,232) | (1,761) | (888) |
| **Profit from operations** | | **7,040** | **5,286** | **5,287** |
| Finance costs | 7 | (2,487) | (2,514) | (2,540) |
| Interest income | | 408 | 261 | 297 |
| Interest expense | | (2,895) | (2,775) | (2,837) |
| Share of profit (loss) of associates and joint ventures accounted for using the equity method | 8 | (388) | 55 | 32 |
| Other financial income (expense) | 9 | (713) | (374) | (167) |
| **Profit (loss) from financial activities** | | **(3,588)** | **(2,833)** | **(2,675)** |
| **Profit before income taxes** | | **3,452** | **2,453** | **2,612** |
| Income taxes | 10 | (1,428) | (1,373) | 970 |
| **Profit after income taxes** | | **2,024** | **1,080** | **3,582** |
| Profit (loss) attributable to minority interests | 11 | 541 | 509 | 409 |
| Net profit (profit (loss) attributable to equity holders of the parent) | | 1,483 | 571 | 3,173 |
| **Earnings per share** | 12 | | | |
| Basic | | 0.34 | 0.13 | 0.74 |
| Diluted | | 0.34 | 0.13 | 0.74 |

* Prior-year figures adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

# Consolidated balance sheet.



| millions of € | Note | Dec. 31, 2008 | Dec. 31, 2007* |
|---|---|---|---|
| **Assets** | | | |
| **Current assets** | | **15,908** | **15,945** |
| Cash and cash equivalents | 17 | 3,026 | 2,200 |
| Trade and other receivables | 18 | 7,393 | 7,696 |
| Current recoverable income taxes | 10 | 273 | 222 |
| Other financial assets | 24 | 2,169 | 2,019 |
| Inventories | 19 | 1,294 | 1,463 |
| Non-current assets and disposal groups held for sale | 20 | 434 | 1,103 |
| Other assets | | 1,319 | 1,242 |
| **Non-current assets** | | **107,232** | **104,728** |
| Intangible assets | 21 | 53,927 | 54,404 |
| Property, plant and equipment | 22 | 41,559 | 42,531 |
| Investments accounted for using the equity method | 23 | 3,557 | 118 |
| Other financial assets | 24 | 1,386 | 599 |
| Deferred tax assets | 10 | 6,234 | 6,610 |
| Other assets | | 569 | 466 |
| **Total assets** | | **123,140** | **120,673** |
| **Liabilities and shareholders' equity** | | | |
| **Current liabilities** | | **24,866** | **23,215** |
| Financial liabilities | 25 | 10,208 | 9,075 |
| Trade and other payables | 26 | 7,073 | 6,823 |
| Income tax liabilities | 10 | 585 | 437 |
| Other provisions | 30 | 3,437 | 3,365 |
| Liabilities directly associated with non-current assets and disposal groups held for sale | 20 | 95 | 182 |
| Other liabilities | 28 | 3,468 | 3,333 |
| **Non-current liabilities** | | **55,162** | **52,213** |
| Financial liabilities | 25 | 36,386 | 33,831 |
| Provisions for pensions and other employee benefits | 29 | 5,157 | 5,354 |
| Other provisions | 30 | 3,304 | 3,665 |
| Deferred tax liabilities | 10 | 7,108 | 6,675 |
| Other liabilities | 28 | 3,207 | 2,688 |
| **Liabilities** | | **80,028** | **75,428** |
| **Shareholders' equity** | 31 | **43,112** | **45,245** |
| Issued capital | 32 | 11,165 | 11,165 |
| Capital reserves | 33 | 51,526 | 51,524 |
| Retained earnings including carryforwards | 34 | (18,761) | (16,218) |
| Other comprehensive income | 35 | (5,411) | (4,907) |
| Net profit | | 1,483 | 571 |
| Treasury shares | 36 | (5) | (5) |
| Equity attributable to equity holders of the parent | | 39,997 | 42,130 |
| Minority interests | 37 | 3,115 | 3,115 |
| **Total liabilities and shareholders' equity** | | **123,140** | **120,673** |

* Prior-year figures adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

# Consolidated cash flow statement.

| millions of € | Note | 2008 | 2007* | 2006* |
|---|---|---|---|---|
| | 38 | | | |
| **Profit after income taxes** | | **2,024** | **1,080** | **3,582** |
| Depreciation, amortization and impairment losses | | 10,975 | 11,611 | 11,034 |
| Income tax expense (benefit) | | 1,428 | 1,373 | (970) |
| Interest income and interest expenses | | 2,487 | 2,514 | 2,540 |
| Other financial (income) expense | | 713 | 374 | 167 |
| Share of (profit) loss of associates and joint ventures accounted for using the equity method | | 388 | (55) | (32) |
| Profit on the disposal of fully consolidated subsidiaries | | (455) | (379) | – |
| Other non-cash transactions | | (147) | 124 | 32 |
| (Gain) loss from the disposal of intangible assets and property, plant and equipment | | 70 | (42) | (72) |
| Change in assets carried as working capital | | 286 | (1,072) | (17) |
| Change in provisions | | 493 | 1,825 | 1,585 |
| Change in other liabilities carried as working capital | | (130) | (1,391) | 353 |
| Income taxes received (paid) | | (520) | 171 | (1,248) |
| Dividends received | | 13 | 36 | 27 |
| **Cash generated from operations** | | **17,625** | **16,169** | **16,981** |
| Interest paid | | (3,431) | (4,005) | (4,081) |
| Interest received | | 1,174 | 1,550 | 1,322 |
| **Net cash from operating activities** | | **15,368** | **13,714** | **14,222** |
| Cash outflows for investments in | | | | |
| – Intangible assets | | (1,799) | (1,346) | (4,628) |
| – Property, plant and equipment | | (6,908) | (6,669) | (7,178) |
| – Non-current financial assets | | (3,261) | (264) | (624) |
| – Investments in fully consolidated subsidiaries and business units | | (1,030) | (1,547) | (2,265) |
| Proceeds from disposal of | | | | |
| – Intangible assets | | 34 | 39 | 35 |
| – Property, plant and equipment | | 338 | 722 | 532 |
| – Non-current financial assets | | 102 | 133 | 249 |
| – Investments in fully consolidated subsidiaries and business units | | 778 | 888 | (21) |
| Net change in short-term investments and marketable securities and receivables | | 611 | (60) | (348) |
| Other | | (249) | 50 | (57) |
| **Net cash used in investing activities** | | **(11,384)** | **(8,054)** | **(14,305)** |
| Proceeds from issue of current financial liabilities | | 39,281 | 32,514 | 3,817 |
| Repayment of current financial liabilities | | (44,657) | (35,259) | (9,163) |
| Proceeds from issue of non-current financial liabilities | | 6,477 | 1,586 | 7,871 |
| Repayment of non-current financial liabilities | | (96) | (1,020) | (492) |
| Dividend payments | | (3,963) | (3,762) | (3,182) |
| Share buy-back | | – | – | (709) |
| Proceeds from the exercise of stock options | | 3 | 24 | 16 |
| Repayment of lease liabilities | | (142) | (208) | (219) |
| **Net cash used in financing activities** | | **(3,097)** | **(6,125)** | **(2,061)** |
| Effect of exchange rate changes on cash and cash equivalents | | (61) | (100) | (66) |
| **Net increase (decrease) in cash and cash equivalents** | | **826** | **(565)** | **(2,210)** |
| **Cash and cash equivalents, at the beginning of the year** | | **2,200** | **2,765** | **4,975** |
| **Cash and cash equivalents, at the end of the year** | | **3,026** | **2,200** | **2,765** |

* Prior-year figures adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

# Statement of recognized income and expense.



| millions of € | **2008** | 2007* | 2006* |
|---|---|---|---|
| Fair value measurement of available-for-sale securities | | | |
| – Change in other comprehensive income (not recognized in income statement) | 1 | (1) | 3 |
| – Recognition of other comprehensive income in income statement | 0 | (1) | (1) |
| Fair value measurement of hedging instruments | | | |
| – Change in other comprehensive income (not recognized in income statement) | 60 | (118) | 385 |
| – Recognition of other comprehensive income in income statement | (101) | 3 | (8) |
| Revaluation due to business combinations | (118) | (142) | 395 |
| Exchange differences on translation of foreign subsidiaries | (352) | (2,510) | (1,747) |
| Other income and expense recognized directly in equity | 110 | 160 | 80 |
| Actuarial gains and losses from defined benefit plans and other employee benefits | 227 | 923 | 314 |
| Deferred taxes on items in other comprehensive income | (53) | (228) | (275) |
| **Income and expense recognized directly in equity** | **(226)** | **(1,914)** | **(854)** |
| **Profit after income taxes** | **2,024** | **1,080** | **3,582** |
| **Recognized income and expense** | **1,798** | **(834)** | **2,728** |
| Minority interests | 547 | 512 | 517 |
| Equity attributable to equity holders of the parent | 1,251 | (1,346) | 2,211 |

* Prior-year figures adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

# Notes to the consolidated financial statements. Summary of accounting policies.

## General information.

The Deutsche Telekom Group (hereinafter referred to as Deutsche Telekom) is one of the world's leading service providers in the telecommunications and information technology sector. With its operating segments, Mobile Communications Europe, Mobile Communications USA, Broadband/Fixed Network, Business Customers and Group Headquarters & Shared Services, Deutsche Telekom covers the full range of state-of-the-art telecommunications and information technology services.

The Company was entered as Deutsche Telekom AG in the commercial register of the Bonn District Court (Amtsgericht – HRB 6794) on January 2, 1995.

The Company has its registered office in Bonn, Germany. Its address is Deutsche Telekom AG, Friedrich-Ebert-Allee 140, 53113 Bonn.

The declaration of conformity with the German Corporate Governance Code required pursuant to § 161 of the German Stock Corporation Act (Aktiengesetz – AktG) was released and made available to shareholders.

In addition to Frankfurt/Main, other German stock exchanges, and Tokyo, Deutsche Telekom shares are also traded on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The annual financial statements of Deutsche Telekom AG as well as the consolidated financial statements of Deutsche Telekom AG, which have an unqualified audit opinion from Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Stuttgart, and PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt/Main, are published in the electronic Federal Gazette (Bundesanzeiger). This annual report and the Annual Report on Form 20-F, filed with the SEC due to Deutsche Telekom's listing on the NYSE, are available upon request from Deutsche Telekom AG, Bonn, Investor Relations, and on the Internet at www.telekom.com.

The consolidated financial statements of Deutsche Telekom for the 2008 financial year were released for publication by the Board of Management on February 9, 2009.

## Basis of preparation.

The consolidated financial statements of Deutsche Telekom have been prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), as well as with the regulations under commercial law as set forth in § 315a (1) of the German Commercial Code (Handelsgesetzbuch – HGB). All IFRSs issued by the International Accounting Standards Board (IASB), effective at the time of preparing the consolidated financial statements and applied by Deutsche Telekom, have been adopted for use in the EU by the European Commission. The consolidated financial statements of Deutsche Telekom thus also comply with IFRS as issued by the IASB. Therefore the term IFRS is used in the following.

The financial year corresponds to the calendar year. The consolidated income statement, the consolidated cash flow statement and the statement of recognized income and expense include two comparative years.

Presentation in the balance sheet differentiates between current and non-current assets and liabilities, some of which are broken down further by their respective maturities in the notes to the financial statements. The income statement is presented using the cost-of-sales method. Under this format, net revenue is compared against the expenses incurred to generate these revenues, classified into cost of sales, selling, and general and administrative functions. The consolidated financial statements are prepared in euros.

The financial statements of Deutsche Telekom AG and its subsidiaries included in the consolidated financial statements were prepared using uniform group accounting policies.

## Initial application of standards, interpretations and amendments to standards and interpretations in the financial year.

In the financial year, Deutsche Telekom applied the following pronouncements by the IASB for the first time:

- Amendments to IFRS 7 "Financial Instruments: Disclosures" and IAS 39 "Financial Instruments: Recognition and Measurement": "Reclassification of Financial Assets,"
- IFRIC 11 "IFRS 2 – Group and Treasury Share Transactions,"
- IFRIC 12 "Service Concession Arrangements," and
- IFRIC 14 "IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements, and their Interaction."

The initial application of the pronouncements did not have a material impact on the presentation of Deutsche Telekom's results of operations, financial position, or cash flows. For further details of the initial application of pronouncements by the IASB and changes in accounting policies, please refer to the section "Change in accounting policies."

## Standards, interpretations and amendments issued, but not yet adopted.

In March 2007, the IASB issued an amendment to **IAS 23 "Borrowing Costs."** The European Union endorsed IAS 23 in December 2008. The amendment to the standard mainly relates to the elimination of the option of immediately recognizing borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as an expense. Currently, Deutsche Telekom recognizes these costs directly as an expense. A qualifying asset in this context is an asset that takes a substantial period of time to get ready for its intended use or sale. In the future, an entity is therefore required to capitalize borrowing costs as part of the cost of the qualifying assets. The revised standard does not require the capitalization of borrowing costs relating to assets measured at fair value, and inventories that are manufactured or produced in large quantities on a repetitive basis, even if they take a substantial period of time to get ready for use or sale. The standard applies to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after January 1, 2009. Deutsche Telekom is currently analyzing the impact of the amendment to IAS 23 on the presentation of Deutsche Telekom's results of operations, financial position or cash flows as part of the implementation of initial application as of January 1, 2009.

In June 2007, the IFRIC issued **IFRIC 13 "Customer Loyalty Programmes."** The European Union endorsed IFRIC 13 in December 2008. The interpretation addresses the accounting of customer loyalty programs that grant customers points (credits) that allow them to acquire free or discounted goods or services from the seller or a third party. The question to be clarified was whether the award credits are a liability in the context of a sale or an advance payment for a future sales transaction. The interpretation now issued requires the proceeds of the sale to be divided into two components. One component is attributable to the transaction which resulted in the credit awards. The other component is allocable to the future sales transaction resulting from the credit awards to be redeemed. The portion of the proceeds allocated to the goods or service already delivered is recognized as revenue. The portion of the proceeds allocated to the award credits is deferred as an advance payment until the customer redeems the credit award, or the obligation in respect of the credit award is fulfilled. Since the guidance under IFRIC 13 deviates from Deutsche Telekom's current accounting policy, the accounting method will have to be adjusted. The interpretation is effective for financial years beginning on or after July 1, 2008. The adoption of IFRIC 13 is not expected to have a material impact on the presentation of Deutsche Telekom's results of operations, financial position or cash flows.

In September 2007, the IASB issued an amendment to **IAS 1 "Presentation of Financial Statements: A Revised Presentation."** The European Union endorsed the amendment to IAS 1 in December 2008. IAS 1 (revised) uses the terms "statement of financial position" (previously "balance sheet") and "statement of cash flows" (previously "cash flow statement") and introduces a new element of financial statements termed "statement of comprehensive income." Use of the new terminology, however, is not mandatory. The amendment to IAS 1 requires entities to disclose comparative information in respect of the previous period. The revised standard also stipulates the presentation of a further financial statement (statement of financial position) at the beginning of the first comparative period presented if the entity changed its accounting policies retrospectively or made retrospective restatements.

Revised IAS 1 also includes:

- All changes in shareholders' equity resulting from transactions with owners must be presented separately from such changes in shareholders' equity not resulting from transactions with owners (non-owner changes).
- Income and expenses are reported separately from transactions with owners either in one statement of comprehensive income or in two statements – a separate income statement and a statement of comprehensive income.
- The components of other comprehensive income must be presented in the statement of comprehensive income.
- The total comprehensive income must be disclosed.

The amendment to IAS 1 also requires the relevant amount of income tax per component of other comprehensive income to be stated and the amounts reclassified as other comprehensive income to be presented. Reclassification amounts arise from the reclassification of amounts formerly reported under other comprehensive income as profit or loss. In addition, amounts reported as distributed dividends and corresponding per-share amounts must be presented either in the statement of changes in equity or in the notes. The amendment to IAS 1 is effective for financial years beginning on or after January 1, 2009. As the amendment to IAS 1 only affects disclosure requirements, it will not have an impact on Deutsche Telekom's results of operations, financial position or cash flows.

In January 2008, the IASB issued the revised standards **IFRS 3 "Business Combinations"** and **IAS 27 "Consolidated and Separate Financial Statements."** The standards are the outcome of the second phase of the project carried out together with the Financial Accounting Standards Board (FASB) to reform the accounting for business combinations. The revised IFRS 3 and IAS 27 have not yet been endorsed by the European Union. The main changes that the revised IFRS 3 will make to the existing requirements are described below:

- The revised standard gives the option of measuring non-controlling interests either at fair value or at the proportionate share of the identifiable net assets. This choice can be exercised for each business combination individually.
- In a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at the date the acquirer obtains control. Goodwill shall then be determined as the difference between the remeasured carrying amount plus consideration transferred for the acquisition of the new shares, minus the acquired net assets.
- Transaction costs shall be recognized as expenses.
- For changes in contingent consideration classified as a liability at the acquisition date, goodwill cannot be remeasured subsequently.
- According to the revised IFRS 3, effects from the settlement of relationships existing prior to the business combination shall not be part of the exchange for the acquiree.
- In contrast to the original IFRS 3, the revised standard governs the recognition and measurement of rights that were granted to another entity prior to the business combination and which are now reacquired as part of the business combination (reacquired rights).

The main changes that the revised IAS 27 will make to the existing requirements are described below:

- Changes in a parent's ownership interest in a subsidiary that do not result in the loss of control are accounted for exclusively within equity.
- If a parent loses control of a subsidiary it shall derecognize the consolidated assets and liabilities. The new requirement is that any investment retained in the former subsidiary shall be recognized at fair value at the date when control is lost; any differences resulting from this shall be recognized in profit or loss.
- When losses attributed to the minority (non-controlling) interests exceed the minority's interests in the subsidiary's equity, these losses shall be allocated to the non-controlling interests even if this results in a deficit balance.

The revised IFRS 3 shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009. Earlier application is permitted, however, at the earliest at the beginning of an annual reporting period that begins on or after June 30, 2007. The provisions of IAS 27 shall be effective for annual reporting periods beginning on or after July 1, 2009. Earlier application is permitted. However, the earlier application of one of these two standards requires that the other standard also applies at the same earlier time.

Deutsche Telekom is currently analyzing the date of adoption of the amendments to IFRS 3 and IAS 27 and the resulting effects on the presentation of Deutsche Telekom's results of operations, financial position or cash flows.

In January 2008, the IASB published the revised standard **IFRS 2 "Share-based Payment – Vesting Conditions and Cancellations."** The European Union endorsed the revised IFRS 2 in December 2008.

Main changes and clarifications are:

- Vesting conditions are service conditions and performance conditions only.
- All (premature) cancellations, whether by the entity itself or by employees, should receive the same accounting treatment.

The amendments to IFRS 2 are effective for financial years beginning on or after January 1, 2009. The amendment to the standard does currently not have an impact on the presentation of Deutsche Telekom's results of operations, financial position or cash flows, nor is it expected to in future.

In February 2008, the IASB issued an amendment to **IAS 32 "Financial Instruments: Presentation"** and **IAS 1 "Presentation of Financial Statements."** The European Union endorsed the revised standards in January 2009. The amendments relate to the classification of puttable financial instruments and of obligations arising only in the event of liquidation. This means that some financial instruments currently falling under the definition of financial liabilities will be classified as equity. IAS 32 contains detailed criteria applied to identifying such instruments. The amendments shall be applied for financial years beginning on or after January 1, 2009. The amendment to the standards is not expected to have a material impact on the presentation of Deutsche Telekom's results of operations, financial position or cash flows.

As a result of the first **annual improvement process project,** the IASB issued a collective standard with amendments to various IFRSs in May 2008. It relates to a large number of smaller amendments to existing standards whose implementation was regarded as necessary, but non-urgent. The European Union endorsed this standard in January 2009. The issued amendments are presented in two parts:

- those that involve accounting changes for presentation, recognition or measurement purposes,
- those that involve terminology or editorial changes with no or minimal effect on accounting.

Unless otherwise specified in the standard, the amendments are effective for financial years beginning on or after January 1, 2009. The adoption of the standard is not expected to have a material impact on the presentation of Deutsche Telekom's results of operations, financial position, or cash flows.

In May 2008, the IASB issued the revised standards **IFRS 1 "First-time Adoption of International Financial Reporting Standards"** and **IAS 27 "Consolidated and Separate Financial Statements."** The European Union endorsed the amendments in January 2009. The amendments to IFRS 1 grant first-time adopters several simplifications for measuring the initial cost of investments in subsidiaries, joint ventures, and associates in IFRS single-entity financial statements. The amendments to IAS 27 relate to reorganizations within a group. They allow the new parent to measure the cost of its investment at the carrying amount of its share of the equity items of the previous parent. The new guidance is effective for financial years beginning on or after January 1, 2009. The amendment to the standards is not expected to have a material impact on the presentation of Deutsche Telekom's results of operations, financial position or cash flows.

In July 2008, the IFRIC issued **IFRIC 15 "Agreements for the Construction of Real Estate."** The European Union has not yet endorsed IFRIC 15. IFRIC 15 refers to the issue of how to account for revenue and associated expenses by entities that undertake the construction of real estate and sell these items before construction is completed. The interpretation defines criteria for the accounting in accordance with either IAS 11 "Construction Contracts," or IAS 18 "Revenue." IFRIC 15 is effective for financial years beginning on or after January 1, 2009. The adoption of IFRIC 15 is not expected to have a material impact on the presentation of Deutsche Telekom's results of operations, financial position or cash flows.

In July 2008, the IFRIC issued **IFRIC 16 "Hedges of a Net Investment in a Foreign Operation."** The European Union has not yet endorsed IFRIC 16. IFRIC 16 provides guidance on accounting for hedges of net investments in a foreign operation. The interpretation clarifies the nature of the hedged risk for which a hedging relationship may be designated and where the hedging instrument can be held within the group. Thus, hedge accounting may be applied only to foreign exchange differences between the functional currency of the foreign operation and the parent entity's functional currency. The (derivative or non-derivative) hedging instrument may be held by any entity within the group, except the foreign operation that itself is being hedged, as long as the designation, documentation and effectiveness requirements of IAS 39.88 that relate to a net investment hedge are satisfied. IFRIC 16 is effective for financial years beginning on or after October 1, 2008. The adoption of IFRIC 16 is not expected to have a material impact on the presentation of Deutsche Telekom's results of operations, financial position or cash flows.

In July 2008, the IASB issued an amendment to **IAS 39 "Financial Instruments: Recognition and Measurement."** The European Union has not yet endorsed the amendment to IAS 39. The amendment on eligible hedged items specifies that an entity may designate an option as a hedge of changes in the cash flows or fair value of a hedged item above or below a specified price or other variable. The amendment to IAS 39 is effective for financial years beginning on or after July 1, 2009. The provisions are to be applied retrospectively. The amendment to the standard is not expected to have a material impact on the presentation of Deutsche Telekom's results of operations, financial position or cash flows.

In November 2008, the IASB issued the revised **IFRS 1 "First-time Adoption of International Financial Reporting Standards."** The European Union has not yet endorsed the amendment to IFRS 1. The revised standard is effective for financial years beginning on or after July 1, 2009. The changes merely concern the wording and therefore generally have no effect on the presentation of the results of operations and financial position.

In November 2008, the IFRIC issued **IFRIC 17 "Distribution of Non-Cash Assets to Owners."** The European Union has not yet endorsed IFRIC 17. The interpretation provides guidance on the recognition and measurement of liabilities arising from dividends paid in the form of assets other than cash (e.g., property, plant and equipment) and clarifies how any difference between the carrying amount of the assets distributed and the carrying amount of the dividend paid should be accounted for. IFRIC 17 is effective for financial years beginning on or after July 1, 2009. The adoption of IFRIC 17 is not expected to have a material impact on the presentation of Deutsche Telekom's results of operations, financial position or cash flows.

In January 2009, the IFRIC issued **IFRIC 18 "Transfer of Assets from Customers."** The European Union has not yet endorsed IFRIC 18. The interpretation clarifies the IFRS requirements for agreements whereby an entity receives from a customer an item of property, plant and equipment (or cash which is used only for the construction or acquisition of an item of property, plant and equipment) that the entity must then use to connect the customer to a network and/or to provide the customer with ongoing access to a supply of goods or services. IFRIC 18 is to be applied prospectively to transactions that will be carried out on or after July 1, 2009. Earlier application is permitted under certain conditions. Deutsche Telekom is currently analyzing the impact of applying IFRIC 18 on the presentation of Deutsche Telekom's results of operations, financial position or cash flows.

# Consolidated group.

All subsidiaries, joint ventures and associates are included in the consolidated financial statements. Subsidiaries are companies that are directly or indirectly controlled by Deutsche Telekom and are fully consolidated. The existence and effect of potential voting rights that are currently exercisable or convertible, including potential voting rights held by another entity, are considered when assessing whether an entity is controlled. If a subsidiary meets the criteria for classification as held for sale at the acquisition date according to IFRS 5, it shall not be fully consolidated, but the corresponding assets and liabilities are presented as held for sale. Joint ventures are companies jointly controlled by Deutsche Telekom and other companies. Associates are companies on which Deutsche Telekom has a significant influence, and that are neither subsidiaries nor joint ventures. As with joint ventures, associates are accounted for using the equity method.

The composition of the Deutsche Telekom Group changed as follows in the 2008 financial year:

| | Domestic | International | Total |
|---|---|---|---|
| **Consolidated subsidiaries** | | | |
| January 1, 2008 | 70 | 176 | 246 |
| Additions | 1 | 14 | 15 |
| Disposals (including mergers) | (6) | (26) | (32) |
| **December 31, 2008** | **65** | **164** | **229** |
| **Associates accounted for using the equity method** | | | |
| January 1, 2008 | 8 | 8 | 16 |
| Additions | 0 | 1 | 1 |
| Disposals | (3) | 0 | (3) |
| **December 31, 2008** | **5** | **9** | **14** |
| **Joint ventures accounted for using the equity method** | | | |
| January 1, 2008 | 2 | 1 | 3 |
| Additions | 0 | 2 | 2 |
| Disposals | 0 | 0 | 0 |
| **December 31, 2008** | **2** | **3** | **5** |
| **Total** | | | |
| January 1, 2008 | 80 | 185 | 265 |
| Additions | 1 | 17 | 18 |
| Disposals (including mergers) | (9) | (26) | (35) |
| **December 31, 2008** | **72** | **176** | **248** |

## Business combinations.

**2008:**
Deutsche Telekom took over full control of **SunCom Wireless Holdings, Inc., Berwyn, United States (SunCom)** on February 22, 2008 after the Group company T-Mobile USA Inc. acquired 100 percent of shares in the company. With the acquisition of SunCom, T-Mobile USA is expanding the coverage of its own mobile communications network to the Southeastern United States as well as the Caribbean. SunCom's customer base is spread over the U.S. states of North Carolina, South Carolina, Tennessee and Georgia, as well as Puerto Rico and the U.S. Virgin Islands. Like T-Mobile, the company operates its mobile communications network based on GSM/GPRS/EDGE. The T-Mobile group had been offering mobile communications services to its customers in these regions since 2004 under a roaming agreement with SunCom.

The acquisition cost of the business combination, including costs of USD 2 million directly attributable to it, as of the acquisition date was USD 1.6 billion (EUR 1.1 billion). Cash and cash equivalents in the amount of EUR 52 million were acquired in conjunction with the purchase of SunCom. On the basis of the final purchase price allocation, the business combination with SunCom resulted in goodwill of EUR 0.9 billion. This goodwill arises from synergies the merger of the two companies is expected to generate, particularly through the reduction of roaming costs, as well as marketing synergies. In addition, this goodwill reflects the overall growth opportunities for T-Mobile USA and Mobile Communications as a growth area created by the larger customer base and the expansion of the mobile communications network.

The fair values of SunCom's acquired assets, liabilities and contingent liabilities recognized at the date of acquisition and their carrying amounts immediately prior to the business combination are presented in the following table:

| millions of € | SunCom | |
|---|---|---|
| | Fair value at the acquisition date | Carrying amounts immediately prior to the business combination |
| **Assets** | **2,057** | **1,097** |
| **Current assets** | **243** | **255** |
| Cash and cash equivalents | 52 | 52 |
| Financial assets | 114 | 114 |
| Trade and other receivables | 54 | 55 |
| Other assets | 23 | 34 |
| **Non-current assets** | **1,814** | **842** |
| Intangible assets | 1,333 | 555 |
| Of which: goodwill | 883 | 60 |
| Property, plant and equipment | 146 | 274 |
| Other assets | 335 | 13 |
| **Liabilities** | **977** | **925** |
| **Current liabilities** | **792** | **759** |
| Financial liabilities | 678 | 655 |
| Trade and other payables | 36 | 36 |
| Other liabilities | 78 | 68 |
| **Non-current liabilities** | **185** | **166** |
| Other liabilities | 185 | 166 |

SunCom was included in Deutsche Telekom's consolidated financial statements for the first time as of February 22, 2008. Net revenue increased by EUR 462 million as a result of the acquisition of SunCom. Had the business combination already occurred on January 1, 2008, net revenue would have been EUR 84 million higher. Net profit of the Group for the 2008 financial year includes a net profit at SunCom of EUR 1 million. If the business combination had been executed effective January 1, 2008, the Group's net profit would have been reduced accordingly by EUR 6 million.

**2007:**

By acquiring 100 percent of the equity interests in **Orange Nederland N.V., The Hague, Netherlands (Orange Nederland)** and in **Orange Nederland Breedband B.V., Amsterdam, Netherlands (Online)** via its Group company T-Mobile Netherlands Holding B.V., Deutsche Telekom gained control of the entities as of October 1, 2007.

At the acquisition date, **Orange Nederland** provided mobile communications products and services based on GSM and UMTS technology.

Including agreed purchase price adjustments for net debt and expenses that were incurred prior to the acquisition date but resulted in cash outflow at a later date, and for advance payments for the use of the brand, the acquisition costs for Orange Nederland at the acquisition date amounted to EUR 1.2 billion.

The business combination with Orange Nederland resulted in goodwill of EUR 0.4 billion. The main factors resulting in the recognition of goodwill were anticipated savings through synergy effects of the combination and an expected improvement in Deutsche Telekom's market position in the Netherlands. Cash and cash equivalents in the amount of EUR 18 million were acquired in conjunction with the purchase of Orange Nederland.

The fair values of Orange Nederland's acquired assets, liabilities and contingent liabilities recognized at the date of acquisition and their carrying amounts immediately prior to the business combination are presented in the following table:

| millions of € | **Orange Nederland*** | |
|---|---|---|
| | Fair value at the acquisition date | Carrying amounts immediately prior to the business combination |
| **Assets** | **968** | **752** |
| **Current assets** | **121** | **127** |
| Cash and cash equivalents | 18 | 18 |
| Other assets | 103 | 109 |
| **Non-current assets** | **847** | **625** |
| Intangible assets | 398 | 250 |
| Property, plant and equipment | 259 | 375 |
| Other assets | 190 | – |
| | | |
| **Liabilities** | **214** | **218** |
| **Current liabilities** | **191** | **199** |
| Financial liabilities | – | – |
| Trade and other payables | 70 | 78 |
| Other liabilities | 121 | 121 |
| **Non-current liabilities** | **23** | **19** |
| Financial liabilities | – | – |
| Other liabilities | 23 | 19 |

* Figures excluding goodwill.

Orange Nederland was included in Deutsche Telekom's consolidated financial statements as of October 1, 2007 for the first time. Net revenue increased by EUR 147 million as a result of the acquisition. Had the business combination taken place on January 1, 2007, the Group's net revenue would have been EUR 493 million higher than the level of net revenue actually generated. Net profit for the 2007 financial year included a net loss at Orange Nederland of EUR 37 million. Net profit would have been an additional EUR 30 million lower, had the business combination been executed effective January 1, 2007.

**Online (formerly Orange Breedband)** offered broadband Internet lines and other Internet-based services at the acquisition date. At the time of acquisition, the intention was to sell the acquired equity interest in Online; therefore the assets and liabilities were included in non-current assets and disposal groups held for sale. In the second quarter of 2008, Deutsche Telekom decided not to sell the acquired shares. Accordingly, the acquired assets and liabilities are no longer reported in the consolidated balance sheet as being held for sale. The differences resulting from the remeasurement of the assets and liabilities following this reclassification, as well as all other effects on profit and loss to be applied retroactively until the date of reclassification, are reported in the income statement under other operating expenses totaling EUR 6 million. The reclassification resulted in goodwill of EUR 54 million.

On October 24, 2007, Deutsche Telekom exercised its preemptive right through Group subsidiary Scout24 AG, Baar, Switzerland, to purchase a share of 66.22 percent in **Immobilien Scout GmbH, Berlin,** which was previously held by Aareal Bank, Wiesbaden, for the price of EUR 0.4 billion. The acquisition increased Scout24 AG's existing share of 33.11 percent to 99.33 percent. Immediately prior to the acquisition of the additional 66.22-percent share, the carrying amount of the existing 33.11-percent share in Immobilien Scout was EUR 7 million. Since the investment existed before Deutsche Telekom obtained control of the entity, the acquisition of the additional stake was treated as a business combination achieved in stages according to IFRS 3.

The business activities of Immobilien Scout comprise the operation of an Internet-based real estate marketing platform and associated products and services for the German market.

Immobilien Scout was included in Deutsche Telekom's consolidated financial statements as a fully consolidated subsidiary for the first time effective November 1, 2007. The existing 33.11-percent share in Immobilien Scout was carried at equity until October 31, 2007 and included in the consolidated financial statements as an associate.

The business combination resulted in total goodwill of EUR 0.3 billion. This includes around EUR 20 million from the existing 33.11-percent share that was realized in the course of the initial inclusion at equity of the Scout24 group in February 2004. The acquisition of the further 66.22-percent share resulted in goodwill of EUR 283 million. This amount was mainly attributable to positive future income effects and anticipated savings due to synergies. Cash and cash equivalents in the amount of EUR 1 million were acquired in conjunction with the purchase of Immobilien Scout.

The fair values of Immobilien Scout's acquired assets, liabilities and contingent liabilities recognized at the date of acquisition and their carrying amounts immediately prior to the business combination are presented in the following table:

| millions of € | **Immobilien Scout*** | |
|---|---|---|
| | Fair value at the acquisition date | Carrying amounts immediately prior to the business combination |
| **Assets** | **168** | **35** |
| **Current assets** | **31** | **31** |
| Cash and cash equivalents | 1 | 1 |
| Other assets | 30 | 30 |
| **Non-current assets** | **137** | **4** |
| Intangible assets | 133 | 1 |
| Property, plant and equipment | 3 | 3 |
| Other assets | 1 | 0 |
| **Liabilities** | **53** | **13** |
| **Current liabilities** | **13** | **13** |
| Financial liabilities | – | – |
| Trade and other payables | – | – |
| Other liabilities | 13 | 13 |
| **Non-current liabilities** | **40** | – |
| Financial liabilities | – | – |
| Other liabilities | 40 | – |

* Figures excluding goodwill.

The EUR 31 million change in fair value relating to the previously held interest (33.11 percent) resulting from the complete revaluation of Immobilien Scout's assets and liabilities was recognized in the revaluation reserve. The proportion of shareholders' equity attributable to third parties was approximately EUR 1 million.

From its acquisition date onwards, Immobilien Scout contributed EUR 16 million to the Group's net revenue in 2007. Net profit for the 2007 financial year included EUR 4 million in profit generated by Immobilien Scout since its acquisition date. Had the business combination taken place at the beginning of the 2007 financial year, its revenue contribution in 2007 would have been EUR 67 million and the contribution to 2007 net profit would have been EUR 20 million.

**2006:**

Effective March 31, 2006, T-Systems acquired the IT service provider **gedas** from Volkswagen AG for a purchase price of EUR 0.3 billion. The purchase price was paid in cash.

At the acquisition date, the information technology service provider gedas advised companies in the automotive and manufacturing industries on the development, systems integration, and operation of IT solutions. The technology expertise acquired in the company's core market and the understanding of business processes in the automotive sector also benefit numerous customers in other sectors and public administrations. The IT service provider developed a comprehensive thinking and working principle of its own – Intelligent Transformation – consisting of three elements: technological benefit, integrated view and creating an appropriate interface between people and technology.

The business combination resulted in goodwill of EUR 0.2 billion. Cash and cash equivalents in the amount of EUR 41 million were acquired in conjunction with the purchase of the gedas group.

The gedas group was included in Deutsche Telekom's consolidated financial statements as of March 31, 2006 for the first time. The gedas group contributed a total of EUR 495 million to the Group's net revenue since the acquisition date in the 2006 financial year. Net profit for the 2006 financial year included a net loss at the gedas group since the acquisition date in the amount of EUR 15 million. Had the business combination taken place at the beginning of the 2006 financial year, its revenue contribution in 2006 would have been EUR 639 million and the loss of the gedas group would have risen to EUR 26 million.

The fair values of the gedas group's acquired assets, liabilities and contingent liabilities recognized at the date of acquisition and their carrying amounts immediately prior to the business combination are presented in the following table:

| millions of € | **gedas group*** | |
|---|---|---|
| | Fair value at the acquisition date | Carrying amounts immediately prior to the business combination |
| **Assets** | **434** | **341** |
| **Current assets** | **231** | **231** |
| Cash and cash equivalents | 41 | 41 |
| Other assets | 190 | 190 |
| **Non-current assets** | **203** | **110** |
| Intangible assets | 112 | 20 |
| Property, plant and equipment | 73 | 73 |
| Other assets | 18 | 17 |
| **Liabilities** | **341** | **308** |
| **Current liabilities** | **298** | **293** |
| Financial liabilities | 119 | 119 |
| Trade and other payables | 69 | 69 |
| Other liabilities | 110 | 105 |
| **Non-current liabilities** | **43** | **15** |
| Financial liabilities | 6 | 6 |
| Other liabilities | 37 | 9 |

* Figures excluding goodwill.

Effective April 28, 2006, Deutsche Telekom – through the Group company T-Mobile Austria – acquired 100 percent of the shares and voting rights in the Austrian mobile communications company **tele.ring Telekom Service GmbH, Vienna, Austria (tele.ring).** At the acquisition date, tele.ring was an Austrian telecommunications company which primarily provided UMTS/GSM mobile communications services. The purchase price of EUR 1.3 billion was settled in cash. Cash and cash equivalents in the amount of EUR 23 million were acquired as part of the transaction. Incidental acquisition expenses of EUR 5 million were incurred primarily for financial and legal advisory services. The business combination resulted in goodwill of EUR 0.7 billion. The main factors resulting in the recognition of goodwill can be summarized as follows:

- A portion of the acquired intangible assets, such as the assembled workforce, could not be recognized as intangible assets since the recognition criteria were not fulfilled.
- Expected cost savings from synergy effects of the merger were taken into account in determining the purchase price.

In addition to providing services in the area of UMTS/GSM mobile communications, the tele.ring group generated a small amount of its revenues with fixed-network business at the acquisition date. Since this activity was not consistent with the strategic objectives of T-Mobile Austria, the latter intended to sell off the existing fixed-network customer base. The acquisition of the tele.ring group was further subject to certain regulatory conditions. Nearly all cell sites necessary for mobile communications operations as well as the frequency spectrum of the UMTS license of the tele.ring group were required to be sold to competitors. At the time of acquisition the relevant assets were classified as held for sale. These assets were sold in the 2007 financial year.

tele.ring was included in Deutsche Telekom's consolidated financial statements as of May 1, 2006 for the first time. The revenue generated by tele.ring in the 2006 financial year since its acquisition date was EUR 296 million. Had the business combination already taken place effective January 1, 2006, net revenue in the 2006 financial year would have been EUR 158 million higher. Net profit for the 2006 financial year included a net loss at tele.ring in the amount of EUR 117 million. Net profit in the 2006 financial year would have been lower by EUR 23 million – the amount of the net loss of tele.ring – had the business combination been executed effective January 1, 2006.

The fair values of tele.ring's acquired assets, liabilities and contingent liabilities recognized at the date of acquisition and their carrying amounts immediately prior to the business combination are presented in the following table:

| millions of € | tele.ring group* | |
|---|---|---|
| | Fair value at the acquisition date | Carrying amounts immediately prior to the business combination |
| **Assets** | **785** | **666** |
| **Current assets** | **199** | **119** |
| Cash and cash equivalents | 23 | 23 |
| Assets held for sale | 85 | 0 |
| Other assets | 91 | 96 |
| **Non-current assets** | **586** | **547** |
| Intangible assets | 461 | 230 |
| Property, plant and equipment | 118 | 304 |
| Other assets | 7 | 13 |
| **Liabilities** | **138** | **145** |
| **Current liabilities** | **106** | **99** |
| Financial liabilities | 17 | 17 |
| Trade and other payables | 47 | 47 |
| Other liabilities | 42 | 35 |
| **Non-current liabilities** | **32** | **46** |
| Financial liabilities | 0 | 0 |
| Other liabilities | 32 | 46 |

* Figures excluding goodwill.

The deferred tax effects of tax loss carryforwards of EUR 0.9 billion were not recognized, as it was not probable that taxable profit will be available in the near future, against which these tax loss carryforwards could be utilized.

The **merger of T-Online International AG into Deutsche Telekom AG** was entered into the commercial register on June 6, 2006. As such, the merger of T-Online International AG into Deutsche Telekom AG has taken effect. In connection with the merger, Deutsche Telekom acquired 9.86 percent of the remaining shares in T-Online by issuing 62.7 million new Deutsche Telekom shares. This transaction generated goodwill of EUR 0.2 billion.

In the third quarter of 2006, Deutsche Telekom bought back 62.7 million Deutsche Telekom shares for a purchase price of EUR 0.7 billion and subsequently retired them. This corresponded to the number of shares newly issued in the course of the merger of T-Online International AG into Deutsche Telekom AG. The buy-back program was implemented solely for the purpose of reducing the share capital of Deutsche Telekom AG so that the merger with **T-Online International AG** does not lead to a permanent increase in the number of Deutsche Telekom AG shares.

By acquiring a further 48.00 percent of the voting rights in **Polska Telefonia Cyfrowa Sp.z o.o., Warsaw, Poland (PTC)** (via T-Mobile Deutschland GmbH, Bonn), Deutsche Telekom obtained control of the entity as of October 26, 2006. PTC provides mobile communications products and services based on GSM and UMTS technology.

For reasons of simplicity, PTC was not fully consolidated until November 1, 2006. Due to the existence of a significant influence on the company, PTC was included as an associate in the consolidated financial statements of Deutsche Telekom until then. The carrying amount of the existing 49.00-percent stake in PTC was EUR 1.8 billion at October 31, 2006. Since the investment existed before Deutsche Telekom obtained control of the entity, the acquisition of the 48.00-percent stake was treated as a business combination achieved in stages according to IFRS 3.

Since Deutsche Telekom obtained control of the entity upon acquisition of the remaining 48.00 percent of the shares in PTC, PTC's assets and liabilities were included in the consolidated financial statements of Deutsche Telekom at fair value effective November 1, 2006. The voting rights were acquired by means of exercising a call option. Payments of EUR 0.6 billion have been made to date as consideration for the additional 48.00 percent of the shares in PTC. Any further payments will be made depending on future events. A subsequent adjustment of the purchase price as a result of the judicial determination of the final purchase price would have an impact on goodwill. Cash and cash equivalents in the amount of EUR 0.2 billion were acquired in conjunction with the purchase of PTC.

Including EUR 7 million in costs directly attributable to the business combination incurred for business and legal advisory services, the costs for the acquisition of the 48.00 percent of the shares amounted to EUR 1.6 billion. The business combination resulted in total goodwill of EUR 1.7 billion. Goodwill was mainly attributable to cost savings expected from synergy effects.

The fair values of PTC's acquired assets, liabilities and contingent liabilities recognized at the date of acquisition and their carrying amounts immediately prior to the business combination are presented in the following table:

| millions of € | **Polska Telefonia Cyfrowa (PTC)*** | |
|---|---|---|
| | Fair value at the acquisition date | Carrying amounts immediately prior to the business combination |
| **Assets** | **3,194** | **1,900** |
| **Current assets** | **558** | **558** |
| Cash and cash equivalents | 185 | 185 |
| Assets held for sale | 2 | 2 |
| Other assets | 371 | 371 |
| **Non-current assets** | **2,636** | **1,342** |
| Intangible assets | 1,963 | 634 |
| Property, plant and equipment | 634 | 706 |
| Other assets | 39 | 2 |
| **Liabilities** | **1,044** | **666** |
| **Current liabilities** | **432** | **421** |
| Financial liabilities | 127 | 120 |
| Trade and other payables | 28 | 28 |
| Other liabilities | 277 | 273 |
| **Non-current liabilities** | **612** | **245** |
| Financial liabilities | 262 | 159 |
| Other liabilities | 350 | 86 |

* Figures excluding goodwill.

The change in fair value relating to the previously held interest (49.00 percent) resulting from the complete revaluation of PTC's assets and liabilities was approximately EUR 0.4 billion and was recognized in the revaluation reserve. The proportion of shareholders' equity attributable to third parties was approximately EUR 65 million.

The revenue generated by PTC in the 2006 financial year since the acquisition date was EUR 299 million. Had the business combination taken place on January 1, 2006, the Group's net revenue in the 2006 financial year would have been EUR 1,523 million higher than the level of net revenue actually generated. Net profit for the 2006 financial year included a net loss at PTC in the amount of EUR 116 million. Net profit would have been approximately EUR 380 million lower – the amount of the net loss of PTC – had the business combination been executed effective January 1, 2006.

## Pro forma information.

The pro forma information shown in the table on the right presents the most important financial data of Deutsche Telekom, including its principal consolidated subsidiaries acquired in the financial years 2006 through 2008, as if they had been included in the consolidated financial statements from the beginning of each financial year in which they were acquired.

| millions of € | 2008 | 2007* | 2006* |
|---|---|---|---|
| **Net revenue** | | | |
| Reported | 61,666 | 62,516 | 61,347 |
| Pro forma | 61,750 | 63,060 | 63,172 |
| **Net profit** | | | |
| Reported | 1,483 | 571 | 3,173 |
| Pro forma | 1,477 | 557 | 2,759 |
| **Earnings per share/ADS (€)** | | | |
| Reported | 0.34 | 0.13 | 0.74 |
| Pro forma | 0.34 | 0.13 | 0.64 |

* Prior-year figures adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

## Principal subsidiaries.

The Group's principal subsidiaries are presented in the following table:

| Name and registered office | Deutsche Telekom share % Dec. 31, 2008 | Net revenue millions of € 2008 | Employees average 2008 |
|---|---|---|---|
| T-Mobile USA, Inc., Bellevue, Washington, United States [a, b] | 100.00 | 14,957 | 36,076 |
| T-Mobile Deutschland GmbH, Bonn [c] | 100.00 | 7,770 | 5,474 |
| T-Systems Enterprise Services GmbH, Frankfurt/Main [a] | 100.00 | 5,048 | 16,215 |
| T-Systems Business Services GmbH, Bonn [a] | 100.00 | 4,707 | 11,270 |
| T-Mobile Holdings Ltd., Hatfield, United Kingdom [a, b] | 100.00 | 4,051 | 6,128 |
| Magyar Telekom Nyrt., Budapest, Hungary [a, g] | 59.30 | 2,678 | 10,679 |
| PTC, Polska Telefonia Cyfrowa Sp.z o.o., Warsaw, Poland [c] | 97.00 | 2,260 | 5,155 |
| T-Mobile Netherlands Holding B.V., The Hague, Netherlands [a, b] | 100.00 | 1,806 | 2,234 |
| T-Mobile Czech Republic a.s., Prague, Czech Republic [e] | 60.77 | 1,329 | 2,559 |
| HT-Hrvatske telekomunikacije d.d., Zagreb, Croatia [a] | 51.00 | 1,223 | 6,462 |
| T-Mobile Austria Holding GmbH, Vienna, Austria [a, d] | 100.00 | 1,085 | 1,539 |
| Slovak Telekom a.s., Bratislava, Slovakia [a] | 51.00 | 994 | 5,258 |
| T-Systems GEI GmbH, Aachen [f] | 100.00 | 351 | 2,405 |

[a] Consolidated subgroup financial statements.
[b] Indirect shareholding via T-Mobile Global Holding GmbH, Bonn (Deutsche Telekom AG's indirect share: 100 %).
[c] Indirect shareholding via T-Mobile International AG, Bonn (Deutsche Telekom AG's share: 100 %).
[d] Indirect shareholding via T-Mobile Global Holding Nr. 2 GmbH, Bonn (Deutsche Telekom AG's indirect share: 100 %).
[e] Indirect shareholding via CMobil B.V., Amsterdam (Deutsche Telekom AG's indirect share: 100 %).
[f] Indirect shareholding via T-Systems Enterprise Services GmbH, Frankfurt/Main (Deutsche Telekom AG's share: 100 %).
[g] Indirect shareholding via MagyarCom Holding GmbH, Bonn (Deutsche Telekom AG's share: 100 %).

In accordance with § 313 HGB, the full list of investment holdings, which is included in the notes to the consolidated financial statements, is published in the electronic Federal Gazette (Bundesanzeiger) together with the consolidated financial statements. The list is available upon request from Deutsche Telekom AG, Bonn, Investor Relations. Furthermore, the list of investment holdings includes a full list of all subsidiaries that exercise preparation and disclosure simplification options in accordance with § 264 (3) HGB as well as disclosure simplification options in accordance with § 264 b HGB.

## Consolidation methods.

Under IFRS, all business combinations must be accounted for using the purchase method. The acquirer allocates the cost of a business combination by recognizing the acquiree's identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria at their fair value at the acquisition date. Non-current assets that are classified as held for sale are recognized at fair value less costs to sell. Any excess of the cost of the business combination over the acquirer's interest in the net fair value of identifiable assets and of the liabilities and contingent liabilities taken over, regardless of the level of the investment held, is recognized as goodwill. Any excess of the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities which exceeds the cost of a business combination is recognized in profit or loss.

When acquiring additional equity interests in companies that are already consolidated subsidiaries, the difference between the purchase price consideration and the proportionate acquired equity is recognized as goodwill.

Income and expenses of a subsidiary are included in the consolidated financial statements from the acquisition date. Income and expenses of a subsidiary are included in the consolidated financial statements until the date on which the parent ceases to control the subsidiary. The difference between the proceeds from the disposal of the subsidiary and its carrying amount, including the cumulative amount of any exchange differences that relate to the subsidiary recognized in equity, is recognized in the consolidated income statement as the gain or loss on the disposal of the subsidiary. Intercompany income and expenses, receivables and liabilities, and profits or losses are eliminated.

Investments in joint ventures and associates accounted for using the equity method are carried at the acquirer's interest in the identifiable assets (including any attributable goodwill), liabilities and contingent liabilities are remeasured to fair value upon acquisition. Goodwill from application of the equity method is not amortized. Unrealized gains and losses from transactions with these companies are eliminated in proportion to the acquirer's interest. The carrying amount of the investment accounted for using the equity method is tested for impairment whenever there are indications of impairment. If the carrying amount of the investment exceeds its recoverable amount, an impairment loss must be recognized in the amount of the difference. The recoverable amount is measured at the higher of fair value less costs to sell and value in use.

## Currency translation.

Foreign-currency transactions are translated into the functional currency at the exchange rate at the date of transaction. At balance sheet dates, monetary items are translated at the closing rate, and non-monetary items are translated at the exchange rate at the date of transaction. Exchange rate differences are recognized in profit or loss.

The assets and liabilities of Group entities whose functional currency is not the euro are translated into euros from the local currency using the middle rates at the reporting date. The middle rates are the average of the bid and ask rates at closing on the respective dates. The income statements and corresponding profit or loss of foreign-currency denominated Group entities are translated at average exchange rates for the period. Exchange rate differences are recognized as a separate component of equity.

The exchange rates of certain significant currencies changed as follows:

| € | Annual average rate | | | Rate at balance sheet date | |
|---|---|---|---|---|---|
| | **2008** | 2007 | 2006 | **Dec. 31, 2008** | Dec. 31, 2007 |
| 100 Czech korunas (CZK) | 4.00894 | 3.60154 | 3.52842 | 3.75561 | 3.76364 |
| 1 Pound sterling (GBP) | 1.25601 | 1.46142 | 1.46671 | 1.04555 | 1.36130 |
| 100 Croatian kuna (HRK) | 13.84420 | 13.62830 | 13.65320 | 13.57610 | 13.63840 |
| 1,000 Hungarian forints (HUF) | 3.97687 | 3.97762 | 3.78398 | 3.77407 | 3.96178 |
| 100 Macedonian denars (MKD) | 1.62523 | 1.62699 | 1.62490 | 1.64255 | 1.62538 |
| 100 Polish zlotys (PLN) | 28.47930 | 26.42900 | 25.66560 | 23.94770 | 27.89210 |
| 100 Slovak korunas (SKK) | 3.19913 | 2.96074 | 2.68559 | 3.31932 | 2.97801 |
| 1 U.S. dollar (USD) | 0.67976 | 0.72974 | 0.79626 | 0.71617 | 0.67907 |

# Accounting policies.

**Intangible assets** (excluding goodwill) with finite useful lives, including UMTS licenses, are measured at cost and amortized on a straight-line basis over their useful lives. Such assets are impaired if their recoverable amount, which is measured at the higher of fair value less costs to sell and value in use, is lower than the carrying amount. Indefinite-lived intangible assets (U.S. mobile communications licenses (FCC licenses)) are carried at cost. While FCC licenses are issued for a fixed time, renewals of FCC licenses have occurred routinely and at nominal costs. Moreover, Deutsche Telekom has determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful lives of the FCC licenses and therefore, treats the FCC licenses as an indefinite-lived intangible asset. They are not amortized, but tested for impairment annually or whenever there are indications of impairment and, if necessary, written down to the recoverable amount. Impairment losses are reversed if the reasons for recognizing the original impairment loss no longer apply and the asset is recognized at a value that would have been applied if no impairment losses had been recognized in prior periods.

The useful lives and the amortization method of the assets are reviewed at least at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as changes in accounting estimates in accordance with IAS 8.

Amortization of mobile communications licenses begins as soon as the related network is ready for use. The useful lives of mobile communications licenses are determined based on several factors, including the term of the licenses granted by the respective regulatory body in each country, the availability and expected cost of renewing the licenses, as well as the development of future technologies. The remaining useful lives of the Company's mobile communications licenses are as follows:

| **Mobile communications licenses** | Years |
|---|---|
| FCC licenses | Indefinite |
| UMTS licenses | 6 to 16 |
| GSM licenses | 1 to 16 |

**Development expenditures** are capitalized if they meet the criteria for recognition as assets and are amortized over their useful lives. **Research expenditures** and borrowing costs are not capitalized and are expensed as incurred.

**Goodwill** is not amortized, but is tested for impairment based on the recoverable amount of the cash-generating unit to which the goodwill is allocated (impairment-only approach). For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment test must be performed annually, as well as whenever there are indications that the carrying amount of the cash-generating unit is impaired. If the carrying amount of the cash-generating unit to which goodwill is allocated exceeds its recoverable amount, goodwill allocated to this cash-generating unit is impaired and must be reduced in the amount of the difference. Impairment losses for goodwill may not be reversed. If the impairment loss recognized for the cash-generating unit exceeds the carrying amount of the allocated goodwill, the additional amount of the impairment loss is recognized through the pro rata reduction of the carrying amounts of the assets allocated to the cash-generating unit. Deutsche Telekom determines the recoverable amount of a cash-generating unit based on its fair value less costs to sell. The fair value less costs to sell is usually determined based on discounted cash flow calculations. These discounted cash flow calculations use projections that are based on financial budgets approved by management covering a ten-year-period and are also used for internal purposes. The planning horizon reflects the assumptions for short- to mid-term market developments. Cash flows beyond the ten-year period are extrapolated using appropriate growth rates. Key assumptions on which management has based its determination of fair value less costs to sell include the development of revenue, customer acquisition and retention costs, churn rates, capital expenditure, market share, growth rates and discount rates. Cash flow calculations are supported by external sources of information.

**Property, plant and equipment** is carried at cost less straight-line depreciation and impairment losses. The depreciation period is based on the expected useful life. Items of property, plant and equipment are depreciated pro rata in the year of acquisition. The residual values, useful lives and the depreciation method of the assets are reviewed at least at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as changes in accounting estimates in accordance with IAS 8. In addition to directly attributable costs, the costs of internally developed assets include proportionate indirect material and labor costs, as well as administrative expenses relating to production or the provision of services. In addition to the purchase price and costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, costs also include the estimated costs for dismantling and removing the asset, and restoring the site on which it is located. If an item of property, plant and equipment consists of several components with different estimated useful lives, the individual significant components are depreciated over their individual useful lives. Maintenance and repair costs are expensed as incurred. Borrowing costs are not capitalized. Investment grants received reduce the cost of the assets for which the grants were made.

On disposal of an item of property, plant and equipment or when no future economic benefits are expected from its use or disposal, the carrying amount of the item is derecognized. The gain or loss arising from the disposal of an item of property, plant and equipment is the difference between the net disposal proceeds, if any, and the carrying amount of the item and is recognized as other operating income or other operating expenses when the item is derecognized. The useful lives of material asset categories are presented in the following table:

| | Years |
|---|---|
| Buildings | 25 to 50 |
| Telephone facilities and terminal equipment | 3 to 10 |
| Data communications equipment, telephone network and ISDN switching equipment, transmission equipment, radio transmission equipment and technical equipment for broadband distribution networks | 2 to 12 |
| Broadband distribution networks, outside plant networks and cable conduit lines | 8 to 35 |
| Other equipment, operating and office equipment | 2 to 23 |

Leasehold improvements are depreciated over the shorter of their useful lives or lease terms.

**Impairment of intangible assets and items of property, plant and equipment** is identified by comparing the carrying amount with the recoverable amount. If no future cash flows generated independently of other assets can be allocated to the individual assets, recoverability is tested on the basis of the cash-generating unit to which the assets can be allocated. At each reporting date Deutsche Telekom assesses whether there is any indication that an asset may be impaired. If any such indication exists, the recoverable amount of the asset or cash-generating unit must be determined. Impairment losses are reversed if the reasons for recognizing the original impairment loss no longer apply and the asset is recognized at a value that would have been applied if no impairment losses had been recognized in prior periods.

The recoverable amount of the cash-generating units is generally determined using discounted cash flow calculations. Cash flows are projected over the estimated useful life of the asset or cash-generating unit. The discount rate used reflects the risk specific to the asset or cash-generating unit. The cash flows used reflect management assumptions and are supported by external sources of information.

Beneficial ownership of **leased assets** is attributed to the contracting party in the lease to which the substantial risks and rewards incidental to ownership of the asset are transferred. If substantially all risks and rewards are attributable to the lessor (operating lease), the leased asset is recognized in the balance sheet by the lessor. Measurement of the leased asset is then based on the accounting policies applicable to that asset. The lease payments are recognized in profit or loss. The lessee in an operating lease recognizes the lease payments made during the term of the lease in profit or loss.

If substantially all risks and rewards incidental to ownership of the leased asset are attributable to the lessee (finance lease), the lessee must recognize the leased asset in the balance sheet. At the commencement of the lease term, the leased asset is measured at the lower of fair value or present value of the future minimum lease payments and is depreciated over the shorter of the estimated useful life or the lease term. Depreciation is recognized as expense. The lessee recognizes a lease liability equal to the carrying amount of the leased asset at the commencement of the lease term. In subsequent periods, the lease liability is reduced using the effective interest method and the carrying amount adjusted accordingly. The lessor in a finance lease recognizes a receivable in the amount of the net investment in the lease. Lease income is classified into repayments of the lease receivable and finance income. The lease receivable is reduced using the effective interest method and the carrying amount is adjusted accordingly.

If a sale and leaseback transaction results in a finance lease, any excess of sales proceeds over the carrying amount is deferred and amortized over the lease term.

**Investment property** consists of all property held to earn rentals or for capital appreciation and not used in production or for administrative purposes. Investment property is measured at cost less any accumulated depreciation and impairment losses.

**Non-current assets and disposal groups held for sale** are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. These assets are measured at the lower of the carrying amount and fair value less costs to sell and are classified as non-current assets held for sale. Such assets are no longer depreciated. As a rule, impairment of such assets is only recognized if fair value less costs to sell is lower than the carrying amount. If fair value less costs to sell subsequently increases, the impairment loss previously recognized must be reversed. The reversal of impairment losses is limited to the impairment losses previously recognized for the assets concerned. If the requirements for the classification of assets as held for sale are no longer met, the assets may no longer be shown as held for sale. The assets are to be measured at the lower of the carrying amount that would have applied if the asset had not been classified as held for sale, and the recoverable amount at the date at which the requirements for the classification as held for sale are no longer met.

**Inventories** are carried at the lower of net realizable value or cost. Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Borrowing costs are not capitalized. Cost is measured using the weighted average cost method. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Deutsche Telekom sells handsets separately and in connection with service contracts. As part of the strategy to acquire new customers, it sometimes sells handsets, in connection with a service contract, at below its acquisition cost. As the handset subsidy is part of the Company's strategy for acquiring new customers, the loss on the sale of handsets is recognized at the time of the sale and, as a rule, shown under cost of sales.

**Pension obligations and other employee benefits** relate to obligations to non-civil servants. Liabilities for **defined benefit plans** are measured using the projected unit credit method, taking into account not only the pension obligations and vested pension rights known at the reporting date, but also expected future salary and benefit increases. The interest rate used to determine the present value of the obligations was set on the basis of the return on high-quality fixed-income corporate bonds in the respective currency area. In countries without a liquid market for such bonds, the return on government bonds is used instead. Actuarial gains and losses arising from experience-based adjustments and changes in actuarial assumptions are recognized in the period in which they occur outside profit or loss within equity (retained earnings). The return on plan assets is classified in interest income. Service costs are classified as operating expenses. Past service costs are recognized immediately to the extent that the benefits are vested; otherwise, they are recognized on a straight-line basis over the average remaining vesting period. The amounts payable under **defined contribution plans** are expensed when the obligation to pay the amounts is established, and classified as operating expenses. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

For active civil servants and those who have taken leave from civil-servant status and have an employment contract, Deutsche Telekom is obliged to make annual contributions to a special pension fund which makes pension payments to this group of people. The amounts of these contributions are set out by Postreform II, the legislation by which the former Deutsche Bundespost Telekom was legally transformed into a stock corporation, which came into force in 1995, and are therefore not subject to a separate actuarial calculation. The contributions are expensed in the period in which they are incurred and classified as operating expenses. The same applies to deferred compensation contributions to the Telekom Pension Fund and to contributions to defined contribution plans operated by Group entities outside Germany.

Part-time working arrangements for employees approaching retirement are largely based on the block model of the partial retirement arrangement (Altersteilzeit). Two types of obligations, both measured at their present value in accordance with actuarial principles, arise and are accounted for separately. The first type of obligation relates to the cumulative outstanding settlement amount, which is recorded on a pro rata basis during the active/working phase. The cumulative outstanding settlement amount is based on the difference between the employee's remuneration before entering partial retirement (including the employer's social security contributions) and the remuneration for the part-time service (including the employer's social security contributions, but excluding top-up payments). The second type of obligation relates to the employer's obligation to make top-up payments plus an additional contribution to the statutory pension scheme and is recognized in full when the obligation arises.

**Provisions for voluntary redundancy and severance payments and in connection with early retirement arrangements for civil servants** are recognized when Deutsche Telekom is demonstrably committed to granting those benefits. This is the case when Deutsche Telekom has a detailed formal plan for the termination of the employment relationship and is without realistic possibility of withdrawal. The termination benefits are measured based on the number of employees expected to be affected by the measures. Where termination benefits fall due more than twelve months after the balance sheet date, the expected amount to be paid is discounted to the balance sheet date.

**Other provisions** are recognized where Deutsche Telekom has legal or constructive obligations to third parties on the basis of past transactions or events that will probably require an outflow of resources to settle, and this outflow can be reliably measured. These provisions are carried at their expected settlement amount, taking into account all identifiable risks, and may not be offset against reimbursements. The settlement amount is calculated on the basis of a best estimate. Provisions are discounted when the effect of the time value of money is material. Changes in estimates of the amount and timing of payments or changes in the discount rate applied in measuring provisions for decommissioning, restoration, and similar obligations are recognized in accordance with the change in the carrying amount of the related asset. Where the decrease in the amount of a provision exceeds the carrying amount of the related asset, the excess is recognized immediately in profit or loss. Provisions are recognized for external legal fees related to expected losses from executory contracts.

**Contingencies (contingent liabilities and assets)** are potential liabilities or assets arising from past events whose existence will be confirmed by the occurrence or non-occurrence of one or more uncertain future events not entirely within the control of Deutsche Telekom. Contingent liabilities can also be present obligations that arise from past events for which an outflow of resources embodying economic benefits is not probable or for which the amount of the obligation cannot be measured reliably. Contingent liabilities are only recognized at their fair value if they were assumed in the course of a business combination. Contingent liabilities not assumed in the course of a business combination are not recognized. Contingent assets are not recognized. However, when the realization of income is virtually certain, then the related asset is no longer a contingent asset, but it is recognized as an asset. Information on contingent liabilities is disclosed in the notes to the consolidated financial statements, unless the possibility of an outflow of resources embodying economic benefits is remote. The same applies to contingent assets where an inflow of economic benefits is probable.

A **financial instrument** is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets include, in particular, cash and cash equivalents, trade receivables and other originated loans and receivables, held-to-maturity investments, and derivative and non-derivative financial assets held for trading. Financial liabilities generally substantiate claims for repayment in cash or another financial asset. In particular, this includes bonds and other securitized liabilities, trade payables, liabilities to banks, finance lease payables, liabilities to non-banks from promissory notes, and derivative financial liabilities. Financial instruments are generally recognized as soon as Deutsche Telekom becomes a party to the contractual regulations of the financial instrument. However, in the case of regular way purchase or sale (purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the timeframe established generally by regulation or convention in the marketplace concerned), the settlement date is relevant for the initial recognition and derecognition. This is the day on which the asset is delivered to or by Deutsche Telekom. In general, financial assets and financial liabilities are offset and the net amount presented in the balance sheet when, and only when, the entity currently has a right to set off the recognized amounts and intends to settle on a net basis. To the extent that contracts to buy or sell a non-financial item such as goods or electricity fall within the scope of IAS 39, they are accounted for in accordance with this standard.

**Financial assets** are measured at fair value on initial recognition. For all financial assets not subsequently measured at fair value through profit or loss, the transaction costs directly attributable to the acquisition are taken into account. The fair values recognized in the balance sheet generally correspond to the market prices of the financial assets. If these are not immediately available, they must be calculated using standard valuation models on the basis of current market parameters. For this calculation, the cash flows already fixed or determined by way of forward rates using the current yield curve are discounted at the measurement date using the discount factors calculated from the yield curve applicable at the reporting date. Middle rates are used.

**Cash and cash equivalents,** which include cash accounts and short-term cash deposits at banks, have maturities of up to three months when initially recognized and are measured at amortized cost.

**Trade and other current receivables** are measured at the amount the item is initially recognized less any impairment losses using the effective interest method, if applicable. Impairments, which take the form of allowances, make adequate provision for the expected credit risk; concrete cases of default lead to the derecognition of the respective receivables. For allowances, financial assets that may need to be written down are grouped together on the basis of similar credit risk characteristics, tested collectively for impairment and written down, if necessary. When the expected future cash flows of the portfolio are being calculated as required for this, previous cases of default are taken into consideration in addition to the cash flows envisaged in the contract. The cash flows are discounted on the basis of the weighted average of the original effective interest rates of the financial assets contained in the relevant portfolio.

Impairment losses on trade accounts receivable are recognized in some cases using allowance accounts. The decision to account for credit risks using an allowance account or by directly reducing the receivable will depend on the reliability of the risk assessment. As there is a wide variety of operating segments and regional circumstances, this decision is the responsibility of the respective portfolio managers.

**Other non-current receivables** are measured at amortized cost using the effective interest method.

**Financial assets held for trading** are measured at fair value. These mainly include derivatives that are not part of an effective hedging relationship as set out in IAS 39 and therefore have to be classified as held for trading. Any gains or losses arising from subsequent measurement are recognized in the income statement.

Certain types of investment are intended and expected to be **held to maturity** with reasonable economic certainty. These financial assets are measured at amortized cost using the effective interest method.

Other non-derivative financial assets are classified as **available for sale** and generally measured at fair value. The gains and losses arising from fair value measurement are recognized directly in equity, unless the impairment is permanent or significant, or the changes in the fair value of debt instruments resulting from currency fluctuations are recognized in profit or loss. The cumulative gains and losses arising from fair value measurement are only recognized in profit or loss on disposal of the related financial assets. If the fair value of unquoted equity instruments cannot be measured with sufficient reliability, these instruments are measured at cost (less any impairment losses, if applicable).

Deutsche Telekom has not yet made use of the option of designating financial assets upon initial recognition as **financial assets at fair value through profit or loss.**

The carrying amounts of the financial assets that are not measured at fair value through profit or loss are tested at each reporting date to determine whether there is objective, material evidence of **impairment** (e.g., a debtor is facing serious financial difficulties, it is highly probable that insolvency proceedings will be initiated against the debtor, an active market for the financial asset disappears, there is a substantial change in the technological, economic or legal environment and the market environment of the issuer, or there is a continuous decline in the fair value of the financial asset to a level below amortized cost). Any impairment losses caused by the fair value being lower than the carrying amount are recognized in profit or loss.

Where impairments of the fair values of available-for-sale financial assets were recognized directly in equity in the past, these must now be reclassified from equity in the amount of the impairment determined and reclassified to the income statement. If, in a subsequent period, the fair value of the financial asset increases and this increase can be related objectively to events occurring after the impairment was recognized, the impairment loss is reversed in the appropriate amount. In the case of debt instruments, these reversed impairment losses are recognized in profit or loss. Impairment losses on unquoted equity instruments that are classified as available for sale and carried at cost may not be reversed. Both the fair value of held-to-maturity securities to be determined by testing for impairment and the fair value of the loans and receivables measured at amortized cost, which are required for impairment testing, correspond to the present value of the estimated future cash flows, discounted using the original effective interest rate. The fair value of unquoted equity instruments measured at cost is calculated as the present value of the expected future cash flows, discounted using the current interest rate that corresponds to the investment's special risk position.

**Financial liabilities** are measured at fair value on initial recognition. For all financial liabilities not subsequently measured at fair value through profit or loss, the transaction costs directly attributable to the acquisition are also recognized.

**Trade payables and other non-derivative financial liabilities** are generally measured at amortized cost using the effective interest method.

The Group has not yet made use of the option to designate financial liabilities upon initial recognition as **financial liabilities at fair value through profit or loss.**

Derivatives that are not part of an effective hedging relationship as set out in IAS 39 must be classified as held for trading and measured at fair value through profit or loss. If the fair values are negative, the derivatives are recognized as financial liabilities.

Deutsche Telekom uses **derivatives** to hedge the interest rate and currency risks resulting from its operating, financing, and investing activities.

The Company does not hold or issue derivatives for speculative trading purposes.

Derivatives are carried at their fair value upon initial recognition. The fair values are also relevant for subsequent measurement. The fair value of traded derivatives is equal to their market value, which can be positive or negative. If there is no market value available, the fair value must be calculated using standard financial valuation models.

The fair value of derivatives is the value that Deutsche Telekom would receive or have to pay if the financial instrument were discontinued at the reporting date. This is calculated on the basis of the contracting parties' relevant exchange rates, interest rates, and credit ratings at the reporting date. Calculations are made using middle rates. In the case of interest-bearing derivatives, a distinction is made between the "clean price" and the "dirty price." In contrast to the clean price, the dirty price also includes the interest accrued. The fair values carried correspond to the full fair value or the dirty price.

Recording the changes in the fair values – in either the income statement or directly in equity – depends on whether or not the derivative is part of an effective hedging relationship as set out in IAS 39. If **hedge accounting** pursuant to IAS 39 is not employed, the changes in the fair values of the derivatives must be recognized in profit or loss. If, on the other hand, an effective hedging relationship as set out in IAS 39 exists, the hedge will be recognized as such.

Deutsche Telekom applies hedge accounting to hedge balance sheet items and future cash flows, thus reducing income statement volatility. A distinction is made between fair value hedges, cash flow hedges, and hedges of a net investment in a foreign operation depending on the nature of the hedged item.

**Fair value hedges** are used to hedge the fair values of assets recognized in the balance sheet, liabilities recognized in the balance sheet, or firm commitments not yet recognized in the balance sheet. Any change in the fair value of the derivative designated as the hedging instrument is recognized in profit or loss; the carrying amount of the hedged item is adjusted by the profit or loss to the extent of the hedged risk (basis adjustment). The adjustments to the carrying amount are not amortized until the hedging relationship has been discontinued.

**Cash flow hedges** are used to hedge against fluctuations in future cash flows from assets and liabilities recognized in the balance sheet, from firm commitments (in the case of currency risks), or from highly probable forecast transactions. To hedge the currency risk of an unrecognized firm commitment, Deutsche Telekom makes use of the option to recognize this as a cash flow hedge rather than a fair value hedge. If a cash flow hedge is employed, the effective portion of the change in the fair value of the hedging instrument is recognized in equity (hedging reserve) until the gain or loss on the hedged item is realized; the ineffective portion of the hedging instrument is recognized in profit or loss. If a hedge of a forecast transaction subsequently results in the recognition of a financial or non-financial asset or liability, the associated cumulative gains and losses that were recognized directly in equity are reclassified into profit or loss in the same periods during which the financial asset acquired or the financial liability assumed affects profit or loss for the period. In doing so, Deutsche Telekom has decided not to make use of the basis adjustment option for hedging forecast transactions when non-financial balance sheet items arise.

If **hedges of a net investment in a foreign operation** are employed, all gains or losses on the effective portion of the hedging instrument, together with any gains or losses on the foreign-currency translation of the hedged investment, are taken directly to equity. Any gains or losses on the ineffective portion are recognized immediately in profit or loss. The cumulative remeasurement gains and losses on the hedging instrument that had previously been recognized directly in equity and the gains and losses on the currency translation of the hedged item are recognized in profit or loss only on disposal of the investment.

IAS 39 sets out strict requirements on the use of hedge accounting. These are fulfilled at Deutsche Telekom by documenting, at the inception of a hedge, both the relationship between the financial instrument used as the hedging instrument and the hedged item, as well as the aim and strategy of the hedge. This involves concretely assigning the hedging instruments to the corresponding assets or liabilities or (firmly agreed/expected) future transactions and also estimating the degree of effectiveness of the hedging instruments employed. The effectiveness of existing hedge accounting is monitored on an ongoing basis; ineffective hedges are discontinued immediately.

Deutsche Telekom also employs hedges that do not satisfy the strict hedge accounting criteria of IAS 39 but which make an effective contribution to hedging the financial risk in accordance with the principles of risk management. Furthermore, Deutsche Telekom does not use hedge accounting in accordance with IAS 39 to hedge the foreign-currency exposure of recognized monetary assets and liabilities, because the gains and losses on the hedged item from currency translation that are recognized in profit or loss in accordance with IAS 21 are shown in the income statement together with the gains and losses on the derivatives used as hedging instruments.

**Stock options** (equity-settled share-based payment transactions) are measured at fair value on the grant date. The fair value of the obligation is recognized as personnel costs over the vesting period. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. Obligations arising from cash-settled share-based payment transactions are recognized as a liability and measured at fair value at the balance sheet date. The expenses are recognized over the vesting period. For both cash-settled and equity-settled share-based payment transactions, the fair value is determined using internationally accepted valuation techniques, such as the Black-Scholes model or the Monte Carlo model.

**Revenues** include all revenues from the ordinary business activities of Deutsche Telekom. Revenues are recorded net of value-added tax and other taxes collected from customers that are remitted to governmental authorities. They are recognized in the accounting period in which they are earned in accordance with the realization principle. Customer activation fees are deferred and amortized over the estimated average period of customer retention, unless they are part of a multiple-element arrangement, in which case they are a component of the arrangement consideration to be paid by the customer. Activation costs and costs of acquiring customers are deferred, up to the amount of deferred customer activation fees, and recognized over the average customer retention period.

For **multiple-element arrangements,** revenue recognition for each of the elements identified must be determined separately. The framework of the Emerging Issues Task Force Issue No. 00-21 "Accounting for Revenue Arrangements with Multiple Deliverables" (EITF 00-21) was applied to account for multiple-element revenue agreements entered into after January 1, 2003, as permitted by IAS 8.12. EITF 00-21 requires in principle that arrangements involving the delivery of bundled products or services be separated into individual units of accounting (components), each with its own separate earnings process. Total arrangement consideration relating to the bundled contract is allocated among the different units based on their relative fair values (i.e., a ratio of the relative fair value of each of the accounting units to the aggregated fair value of the bundled deliverables is generated). If the fair value of the delivered elements cannot be determined reliably but the fair value of the undelivered elements can be determined reliably, the residual value method is used to allocate the arrangement consideration. The fair value of the elements delivered is determined as the difference between the total arrangement consideration to be provided by the customer and the fair value of the undelivered elements.

Payments to customers, including payments to dealers and agents (discounts, provisions) are generally recognized as a decrease in revenue. If the consideration provides a benefit in its own right and can be reliably measured, the payments are recognized as expenses.

Revenue from systems integration contracts requiring the delivery of customized products is recognized by reference to the stage of completion, as determined by the ratio of project costs incurred to date to estimated total contract costs, with estimates regularly revised during the life of the contract. A group of contracts, whether with a single customer or with several customers, is treated as a single contract when the group of contracts is negotiated as a single package, the contracts are closely interrelated and the contracts are performed concurrently or in a continuous sequence. When a contract covers a number of assets, the construction of each asset is treated separately when separate proposals have been submitted for each asset, each asset has been negotiated separately and can be accepted or rejected by the customer separately, and the costs and revenues of each asset can be identified. Receivables from these contracts are classified in the balance sheet item "trade and other receivables." Receivables from these contracts are calculated as the balance of the costs incurred and the profits recognized, less any discounts and recognized losses on the contract; if the balance for a contract is negative, this amount is reported in liabilities. If the total actual and estimated expenses exceed revenues for a particular contract, the loss is immediately recognized.

**Revenue recognition** in Deutsche Telekom's operating segments is as follows:

**Mobile Communications Europe and Mobile Communications USA.** Revenue generated by the operating segments Mobile Communications Europe and Mobile Communications USA include revenues from the provision of mobile services, customer activation fees, and sales of mobile handsets and accessories. Mobile services revenues include monthly service charges, charges for special features, call charges, and roaming charges billed to T-Mobile customers, as well as other mobile operators. Mobile services revenues are recognized based upon minutes of use and contracted fees less credits and adjustments for discounts. The revenue and related expenses associated with the sale of mobile phones, wireless data devices, and accessories are recognized when the products are delivered and accepted by the customer.

**Broadband/Fixed Network.** The Broadband/Fixed Network operating segment provides its customers with narrow and broadband access to the fixed network as well as Internet access. It also sells, leases, and services telecommunications equipment for its customers and provides additional telecommunications services. The Broadband/Fixed Network operating segment also conducts business with national and international network operators and with resellers (wholesale including resale). Service revenues are recognized when the services are provided in accordance with contractual terms and conditions. Revenue and expenses associated with the sale of telecommunications equipment and accessories are recognized when the products are delivered, provided there are no unfulfilled company obligations that affect the customer's final acceptance of the arrangement. Revenue from rentals and operating leases is recognized monthly as the entitlement to the fees accrues. Revenues from customer activation fees are deferred over the average customer retention period. Revenues also result from charges for advertising and e-commerce. Advertising revenues are recognized in the period that the advertisements are exhibited. Transaction revenues are recognized upon notification from the customer that qualifying transactions have occurred and collection of the resulting receivable is reasonably assured.

**Business Customers.** The Business Customers operating segment derives revenues from Computing & Desktop Services, Systems Integration and Telecommunications Services. Revenue is recognized when persuasive evidence of a sales arrangement exists, products are delivered or services are rendered, the sales price or fee is fixed or determinable and collectibility is reasonably assured.

Revenue from Computing & Desktop Services is recognized as the services are provided using a proportional performance model. Revenue is recognized ratably over the contractual service period for fixed-price contracts and on an output or consumption basis for all other service contracts. Revenue from service contracts billed on the basis of time and material used is recognized at the contractual hourly rates as labor hours are delivered and direct expenses are incurred.

Revenue from hardware sales or sales-type leases is recognized when the product is shipped to the customer, provided there are no unfulfilled company obligations that affect the customer's final acceptance of the arrangement. Any costs of these obligations are recognized when the corresponding revenue is recognized.

Revenue from rentals and leases is recognized on a straight-line basis over the rental period.

Revenue from systems integration contracts requiring the delivery of customized products is generally recognized by reference to the stage of completion, as determined by the ratio of project costs incurred to date to estimated total contract costs, with estimates regularly revised during the life of the contract. For contracts including milestones, revenues are recognized only when the services for a given milestone are provided and accepted by the customer, and the billable amounts are not contingent upon providing remaining services.

Telecommunication services include network services and hosting & ASP services. Contracts for network services, which consist of the installation and operation of communication networks for customers, have an average duration of approximately three years. Customer activation fees and related costs are deferred and amortized over the estimated average period of customer retention. Revenues for voice and data services are recognized under such contracts when used by the customer. When an arrangement contains a lease, the lease is accounted for separately in accordance with IFRIC 4 and IAS 17. Revenues from hosting & ASP services are recognized as the services are provided.

**Income taxes** include current income taxes as well as deferred taxes. Tax liabilities/tax receivables mainly comprise liabilities/receivables relating to domestic and foreign income taxes. They include liabilities/receivables for the current period as well as for prior periods. The liabilities/receivables are measured based on the applicable tax law in the countries Deutsche Telekom operates in and include all facts the Company is aware of.

Deferred tax assets and liabilities are recognized for temporary differences between the carrying amounts in the consolidated balance sheet and the tax base, as well as for tax loss carryforwards. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax is provided on temporary differences arising on the investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is not recognized if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting profit or loss (before income taxes) under IFRS nor taxable profit or loss. Currently enacted tax laws and tax laws that have been substantively enacted as of the balance sheet date are used as the basis for measuring deferred taxes.

## Change in accounting policies.

Deutsche Telekom adopted a change to the accounting policies for service concessions under IAS 8 in the 2008 financial year. They are now accounted for in accordance with the regulations in the interpretation **IFRIC 12 "Service Concession Arrangements."** Service concessions are arrangements whereby a government or other public sector entity as the grantor grants contracts for the supply of public services to private sector entities as operators. Depending on the consideration the operator receives from the grantor, the operator recognizes a financial asset or an intangible asset. A financial asset is recognized if the operator has an unconditional contractual right to receive cash or another financial asset from the grantor. If, however, the consideration the operator receives from the grantor is a right to impose charges upon users, which does not represent an absolute right to receive payments, an intangible asset is recognized. Depending on the contractual arrangements, recognition of both a financial asset and an intangible asset is also possible. For Deutsche Telekom's consolidated financial statements, this change in accounting policies is relevant to the operations of the Toll Collect group. Toll Collect is a joint venture accounted for using the equity method. This change in accounting policy is applied retrospectively. The prior-year comparatives have been adjusted accordingly. This change in accounting policies has no material effect on the presentation of Deutsche Telekom's results of operations, financial position or cash flows.

In October 2008, the IASB amended **IAS 39 "Financial Instruments: Recognition and Measurement"** and **IFRS 7 "Financial Instruments: Disclosures."** The European Union endorsed the amendments to "Reclassification of Financial Assets" in October 2008. The amendments to IAS 39 allow an entity to reclassify certain non-derivative financial instruments measured at fair value to another measurement category. The amended IFRS 7 requires additional disclosures for any financial asset reclassified. The amendments were effective retroactively from July 1, 2008. In the reporting period, Deutsche Telekom did not hold any financial assets eligible for reclassification under the amendment to IAS 39 in its portfolio. The application of the amended IAS 39 and IFRS 7 therefore has no effect on the presentation of Deutsche Telekom's results of operations, financial position or cash flows.

## Measurement uncertainties.

The presentation of the results of operations, financial position or cash flows in the consolidated financial statements is dependent upon and sensitive to the accounting policies, assumptions and estimates. The actual amounts may differ from those estimates. The following critical accounting estimates and related assumptions and uncertainties inherent in accounting policies applied are essential to understand the underlying financial reporting risks and the effects that these accounting estimates, assumptions and uncertainties have on the consolidated financial statements.

Measurement of **property, plant and equipment, and intangible assets** involves the use of estimates for determining the fair value at the acquisition date, provided they were acquired in a business combination. Furthermore, the expected useful lives of these assets must be estimated. The determination of the fair values of assets and liabilities, as well as of the useful lives of the assets is based on management's judgment.

The determination of **impairments of property, plant and equipment, and intangible assets** involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the mobile communications industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuance of services, current replacement costs, prices paid in comparable transactions and other changes in circumstances that indicate an impairment exists. The recoverable amount and the fair values are typically determined using the discounted cash flow method which incorporates reasonable market participant assumptions. The identification of impairment indicators, as well as the estimation of future cash flows and the determination of fair values for assets (or groups of assets) require management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows, applicable discount rates, useful lives and residual values. Specifically, the estimation of cash flows underlying the fair values of the mobile businesses considers the continued investment in network infrastructure required to generate future revenue growth through the offering of new data products and services, for which only limited historical information on customer demand is available. If the demand for these products and services does not materialize as expected, this would result in less revenue, less cash flow and potential impairment to write down these investments to their fair values, which could adversely affect future operating results.

The **determination of the recoverable amount of a cash-generating unit** involves the use of estimates by management. Methods used to determine the fair value less costs to sell include discounted cash flow-based methods and methods that use quoted stock market prices as a basis. Key assumptions on which management has based its determination of fair value less costs to sell include revenue, customer acquisition and retention costs, churn rates, capital expenditure and market share. These estimates, including the methodologies used, can have a material impact on the fair value and ultimately the amount of any goodwill impairment.

**Financial assets** include equity investments in foreign telecommunications service providers that are principally engaged in the mobile, fixed-network, Internet and data communications businesses, some of which are publicly traded and have highly volatile share prices. As a rule, an investment impairment loss is recorded when an investment's carrying amount exceeds the present value of its estimated future cash flows. The calculation of the present value of estimated future cash flows and the determination of whether an impairment is permanent involve judgment and rely heavily on an assessment by management regarding the future development prospects of the investee. In measuring impairments, quoted market prices are used, if available, or other valuation parameters, based on information available from the investee. To determine whether an impairment is permanent, the Company considers the ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the carrying amount, including an assessment of factors such as the length of time and magnitude of the excess of carrying value over market value, the forecasted results of the investee, the regional geographic economic environment and state of the industry. Future adverse changes in market conditions, particularly a downturn in the telecommunications industry, or poor operating results of investees, could result in losses or an inability to recover the carrying amount of the investments that may not be reflected in an investment's current carrying amount. This could result in impairment losses, which could adversely affect future operating results.

Management maintains an **allowance for doubtful accounts** to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of an allowance for doubtful accounts, management bases its estimates on the aging of accounts receivable balances and historical write-off experience, customer credit worthiness and changes in customer payment terms. If the financial condition of customers were to deteriorate, actual write-offs might be higher than expected.

**Income taxes** must be estimated for each of the jurisdictions in which the Group operates, involving a specific calculation of the expected actual income tax exposure for each tax object and an assessment of temporary differences resulting from the different treatment of certain items for IFRS consolidated financial and tax reporting purposes. Any temporary differences will generally result in the recognition of deferred tax assets and liabilities in the consolidated financial statements. Management judgment is required for the calculation of actual and deferred taxes. Deferred tax assets are recognized to the extent that their utilization is probable. The utilization of deferred tax assets will depend on whether it is possible to generate sufficient taxable income in the respective tax type and jurisdiction, taking into account any legal restrictions on the length of the loss-carryforward period. Various factors are used to assess the probability of the future utilization of deferred tax assets, including past operating results, operational plans, loss-carryforward periods, and tax planning strategies. If actual results differ from these estimates or if these estimates must be adjusted in future periods, results of operations, the financial position, and cash flows may be negatively affected. In the event that the assessment of future utilization of deferred tax assets changes, the recognized deferred tax assets must be reduced in profit or loss or directly in equity, or the impaired deferred tax assets must be recognized in profit or loss or directly in equity, depending on how the deferred tax assets were originally recognized.

**Pension obligations for benefits to non-civil servants** are generally satisfied by defined benefit plans. Pension benefit costs for non-civil servants are determined in accordance with actuarial valuations, which rely on assumptions including discount rates, life expectancies and, if applicable, expected return on plan assets. Estimations of the expected return on plan assets have a limited impact on pension cost. Other key assumptions for pension costs are based in part on actuarial valuations, which rely on assumptions, including discount rates used to calculate the amount of the pension obligation. The assumptions concerning the expected return on plan assets are determined on a uniform basis, considering long-term historical returns, asset allocation and future estimates of long-term investment returns. In the event that further changes in assumptions are required with respect to discount rates and expected returns on invested assets, the future amounts of the pension benefit costs may be affected materially.

Deutsche Telekom is obligated, under the German Federal Posts and Telecommunications Agency Reorganization Act (Gesetz zur Reorganisation der Bundesanstalt für Post und Telekommunikation Deutsche Bundespost), to pay for its share of any operating cost shortfalls between the income of the **Civil Service Health Insurance Fund** (Postbeamtenkrankenkasse) and benefits paid. The Civil Service Health Insurance Fund provides services mainly in cases of illness, birth, or death for its members, who are civil servants employed by or retired from Deutsche Telekom AG, Deutsche Post AG and Deutsche Postbank AG, and their relatives. When Postreform II came into effect, participation in the Civil Service Health Insurance Fund was closed to new members. The insurance premiums collected by the Civil Service Health Insurance Fund may not exceed the insurance premiums imposed by alternative private health insurance enterprises for comparable insurance benefits, and, therefore, do not reflect the changing composition of ages of the participants in the fund. Deutsche Telekom recognizes provisions in the amount of the actuarially determined present value of Deutsche Telekom's share in the fund's future deficit, using a discount rate and making assumptions about life expectancies and projections for contributions and future increases in general health care costs in Germany. Since the calculation of these provisions involves long-term projections over periods of more than 50 years, the present value of the liability may be highly sensitive even to small variations in the underlying assumptions.

Deutsche Telekom exercises considerable judgment in measuring and recognizing **provisions** and the exposure to **contingent liabilities** related to pending litigation or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation, as well as other contingent liabilities. Judgment is necessary in assessing the likelihood that a pending claim will succeed, or a liability will arise, and to quantify the possible range of the final settlement. Provisions are recorded for liabilities when losses are expected from executory contracts, a loss is considered probable and can be reasonably estimated. Because of the inherent uncertainties in this evaluation process, actual losses may be different from the originally estimated provision. In addition, significant estimates are involved in the determination of provisions related to taxes, environmental liabilities and litigation risks. These estimates are subject to change as new information becomes available, primarily with the support of internal specialists, if available, or with the support of outside consultants, such as actuaries or legal counsel. Revisions to the estimates of these losses from executory contracts may significantly affect future operating results.

**Revenue recognition.**

**Customer activation fees.** The operating segments Mobile Communications Europe, Mobile Communications USA and Broadband/Fixed Network receive installation and activation fees from new customers. These fees (and related directly attributable external costs) are deferred and amortized over the expected duration of the customer relationship. The estimation of the expected average duration of the relationship is based on historical customer turnover. If management's estimates are revised, material differences may result in the amount and timing of revenue for any period.

**Service contracts.** The Business Customers operating segment conducts a portion of its business under long-term contracts with customers. Under these contracts, revenue is recognized as performance progresses. Contract progress is estimated. Depending on the methodology used to determine contract progress, these estimates may include total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments. All estimates involved in such long-term contracts are subject to regular reviews and adjusted as necessary.

**Multiple-element arrangements.** The framework of the Emerging Issues Task Force Issue No. 00-21 was adopted to account for multiple-element arrangements in accordance with IAS 8.12. EITF 00-21 requires that arrangements involving the delivery of bundled products or services be separated into individual units of accounting, each with its own separate earnings process. Total arrangement consideration relating to the bundled contract is allocated among the different units based on their relative fair values (i.e., a ratio of the relative fair value of each of the accounting units to the aggregated fair value of the bundled deliverables is generated). The determination of fair values is complex, because some of the elements are price sensitive and, thus, volatile in a competitive marketplace. Revisions to the estimates of these relative fair values may significantly affect the allocation of total arrangement consideration among the different accounting units, affecting future operating results.

# Notes to the consolidated income statement.

## 1 Net revenue.

Net revenue breaks down into the following revenue categories:

| millions of € | 2008 | 2007 | 2006 |
|---|---|---|---|
| Revenue from the rendering of services | 58,449 | 59,125 | 57,730 |
| Revenue from the sale of goods and merchandise | 3,036 | 3,174 | 3,240 |
| Revenue from the use of entity assets by others | 181 | 217 | 377 |
| | **61,666** | **62,516** | **61,347** |

Net revenue decreased by EUR 0.9 billion to EUR 61.7 billion in the 2008 financial year. Revenue was positively impacted by changes in the composition of the Group and customer growth in the mobile communications business. These positive effects were offset by lower revenue in the Broadband/Fixed Network operating segment as well as by exchange rate effects that resulted primarily from the translation of U.S. dollars (USD).

## 2 Cost of sales.

Cost of sales decreased by EUR 0.7 billion in 2008 to EUR 34.6 billion (2007: EUR 35.3 billion; 2006: EUR 34.8 billion) as a result of cost cuts, exchange rate effects and changes in the composition of the Group. Cost of sales in the Mobile Communications USA operating segment, by contrast, increased due to customer additions and the acquisition of SunCom.

## 3 Selling expenses.

Selling expenses in the reporting year decreased by EUR 0.6 billion to EUR 16.0 billion (2007: EUR 16.6 billion; 2006: EUR 16.4 billion). This reduction was attributable in particular to cost cuts, lower marketing expenses and exchange rate effects.

## 4 General and administrative expenses.

The year-on-year reduction in general and administrative expenses by EUR 0.3 billion to EUR 4.8 billion in 2008 (2007: EUR 5.1 billion; 2006: EUR 5.3 billion) was primarily attributable to the year-on-year decrease in expenses in the Group Headquarters & Shared Services operating segment.

## 5 Other operating income.

| millions of € | 2008 | 2007 | 2006 |
|---|---|---|---|
| Income from divestitures | 505 | 388 | 21 |
| Income from reimbursements | 272 | 226 | 250 |
| Income from disposal of non-current assets | 100 | 300 | 227 |
| Income from reversal of provisions | 71 | 39 | 38 |
| Miscellaneous other operating income | 1,023 | 692 | 721 |
| | **1,971** | **1,645** | **1,257** |

Other operating income increased by EUR 0.3 billion to EUR 2.0 billion in the 2008 financial year, which is primarily attributable to the increase in miscellaneous other operating income and in income from divestitures.

The increase in miscellaneous other operating income is a result of income from the sale of an asset (EUR 0.1 billion) and from the reclassification of real estate from assets held for sale to non-current assets (EUR 0.1 billion).

The higher income from divestitures is essentially due to the gain on the disposal of Media&Broadcast. The gains recorded in the prior-year period from the disposals of T-Online France and T-Online Spain, by contrast, had been lower.

Furthermore, miscellaneous other operating income encompasses a variety of income items for which the individually recognized amounts are not material.

## 6 Other operating expenses.

| millions of € | 2008 | 2007 | 2006 |
|---|---|---|---|
| Goodwill impairment losses | 289 | 327 | 10 |
| Loss on disposal of non-current assets | 170 | 257 | 155 |
| Miscellaneous other operating expenses | 773 | 1,177 | 723 |
| | **1,232** | **1,761** | **888** |

Other operating expenses decreased by EUR 0.5 billion to EUR 1.2 billion in the 2008 financial year, comprising goodwill from impairment losses of EUR 0.3 billion in the reporting year.

For further details, please refer to Note 21 "Intangible assets." By comparison, impairment losses of EUR 0.3 billion were also recognized in the 2007 financial year and related to the reduction in the carrying amount of goodwill of T-Mobile Netherlands (formerly Ben Nederland). This, however, was not the result of an impairment test, but of the recognition of deferred tax assets for tax loss carryforwards that were acquired by the Group in connection with the acquisition of Ben Nederland but were not considered to meet the criteria for recognition at the time. Based on an assessment of all available evidence, Deutsche Telekom determined in 2007 that it had become probable that these previously unrecognized loss carryforwards would be realizable in the near term. As a result of these findings, it was required that deferred taxes be recognized, and according to IFRS 3.65 in conjunction with IAS 12.68, also taking the accounting interpretation IDW RS HFA 19 of the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer – IDW) into account, that the carrying amount of goodwill be reduced accordingly.

Miscellaneous other operating expenses included expenses relating to the disposal of DeTe Immobilien in the reporting year, whereas in the prior year they related to the sale of call centers and the transfer of operations of Vivento Technical Services. Furthermore, miscellaneous other operating expenses encompass a variety of expense items for which the individually recognized amounts are not material.

## 7 Finance costs.

| millions of € | 2008 | 2007 | 2006 |
|---|---|---|---|
| Interest income | 408 | 261 | 297 |
| Interest expense | (2,895) | (2,775) | (2,837) |
| | **(2,487)** | **(2,514)** | **(2,540)** |
| Of which: from financial instruments relating to categories in accordance with IAS 39: | | | |
| Loans and receivables | 162 | 152 | 202 |
| Held-to-maturity investments | 23 | 9 | 14 |
| Available-for-sale financial assets | 32 | 31 | 27 |
| Financial liabilities measured at amortized cost * | (2,668) | (2,612) | (2,636) |

* Interest expense calculated according to the effective interest method and adjusted for accrued interest from derivatives that were used as hedging instruments against interest-rate-based changes in the fair values of financial liabilities measured at amortized cost in the reporting period for hedge accounting in accordance with IAS 39 (2008: interest income of EUR 68 million, interest expense of EUR 11 million; 2007: interest expense of EUR 42 million; 2006: interest income of EUR 29 million, interest expense of EUR 13 million).

Finance costs remained almost unchanged year-on-year, in particular with substantially lower U.S. dollar interbank rates having a positive effect. This had a positive impact on non-derivative instruments and on interest rate derivatives used as part of interest rate management, affecting both interest income and interest expense. This positive effect was partially offset by the downgrade of Deutsche Telekom's rating to BBB+/Baa1 in the second quarter of 2008 and the resulting adjustment to the carrying amounts for a number of bonds with rating-linked coupons. These adjustments increased interest expense.

Accrued interest payments from derivatives (interest rate swaps) that were designated as hedging instruments in a fair value hedge in accordance with IAS 39 are netted per swap contract and recognized as interest income or interest expense depending on the net amount. Finance costs are assigned to the categories on the basis of the hedged item; only financial liabilities were hedged in the reporting period.

## 8 Share of profit/loss of associates and joint ventures accounted for using the equity method.

| millions of € | 2008 | 2007* | 2006* |
|---|---|---|---|
| Share of profit (loss) of joint ventures | 31 | 25 | (81) |
| Share of profit (loss) of associates | (419) | 30 | 113 |
| | **(388)** | **55** | **32** |

* Prior-year figures adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

The downward trend of the share of profit/loss of associates and joint ventures accounted for using the equity method is primarily attributable to the share in OTE. In addition to the proportionate share of profit of EUR 0.1 billion, this item also included an impairment loss on the carrying amount of the OTE equity interest in the amount of EUR 0.5 billion recognized as of December 31, 2008. For further details, please refer to Note 23 "Investments accounted for using the equity method."

## 9 Other financial income/expense.

| millions of € | 2008 | 2007 | 2006 |
|---|---|---|---|
| Income from investments | 44 | 25 | 6 |
| Gain (loss) from financial instruments | (254) | (3) | 136 |
| Interest component from measurement of provisions and liabilities | (503) | (396) | (309) |
| | **(713)** | **(374)** | **(167)** |

All income components including interest income and expense from financial instruments classified as held for trading in accordance with IAS 39 are reported under other financial income/expense.

Other financial expense increased by EUR 0.3 billion in comparison with the previous year. This is primarily due to the higher loss from financial instruments. This increase in loss from financial instruments is mainly due to effects from cross-currency swaps used by Deutsche Telekom to convert financial liabilities into one of the Group's main currencies. Different trends in interest level and liquidity of the currencies involved in these swaps contributed to the increase in other financial expense.

## 10 Income taxes.

**Income taxes in the consolidated income statement.**

Income taxes are broken down into current taxes paid or payable in the individual countries and into deferred taxes.

The following table provides a breakdown of income taxes in Germany and internationally:

| millions of € | 2008 | 2007* | 2006* |
|---|---|---|---|
| **Current taxes** | **644** | **212** | **249** |
| Germany | 88 | (259) | (54) |
| International | 556 | 471 | 303 |
| **Deferred taxes** | **784** | **1,161** | **(1,219)** |
| Germany | 515 | 1,121 | (666) |
| International | 269 | 40 | (553) |
| | **1,428** | **1,373** | **(970)** |

* Prior-year figures adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

Deutsche Telekom's combined income tax rate for 2008 amounted to 30.5 percent, comprising corporate income tax at a rate of 15 percent, the solidarity surcharge of 5.5 percent on corporate income tax, and trade income tax at an average multiplier of 419 percent. The combined income tax rate for 2007 and 2006 amounted to 39 percent.

**Reconciliation of the effective tax rate.** Income taxes of EUR 1,428 million in the reporting year (2007: EUR 1,373 million; 2006: EUR (970) million) are derived as follows from the expected income tax expense that would have arisen had the statutory income tax rate of the parent company (combined income tax rate) been applied to profit before income taxes:

| millions of € | 2008 | 2007* | 2006* |
|---|---|---|---|
| **Profit before income taxes** | **3,452** | **2,453** | **2,612** |
| Expected income tax expense (income tax rate applicable to Deutsche Telekom AG: 2008: 30.5 %; 2007: 39 %; 2006: 39 %) | 1,053 | 957 | 1,019 |
| **Adjustments to expected tax expense** | | | |
| Effect of changes in statutory tax rates | 3 | 734 | (8) |
| Tax effects from prior years | 29 | 65 | (517) |
| Tax effects from other income taxes | 115 | 42 | 7 |
| Non-taxable income | (86) | (217) | (151) |
| Tax effects from equity investments | 124 | (23) | (63) |
| Non-deductible expenses | 110 | 63 | 78 |
| Permanent differences | (47) | 28 | (270) |
| Impairment of goodwill or negative excess from capital consolidation | 71 | 130 | 4 |
| Tax effects from loss carryforwards | (34) | (306) | (975) |
| Tax effects from additions to and reductions of local tax | 86 | 92 | 109 |
| Adjustment of taxes to different foreign tax rates | 3 | (182) | (190) |
| Other tax effects | 1 | (10) | (13) |
| **Income tax expense (benefit) according to the consolidated income statement** | **1,428** | **1,373** | **(970)** |
| Effective income tax rate (%) | 41 | 56 | (37) |

* Prior-year figures adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

**Current income taxes in the consolidated income statement.**
The following table provides a breakdown of current income taxes:

| millions of € | 2008 | 2007 | 2006 |
|---|---|---|---|
| **Current income taxes** | **644** | **212** | **249** |
| Of which: | | | |
| Current tax expense | 596 | 579 | 841 |
| Prior-period tax expense (income) | 48 | (367) | (592) |

**Deferred taxes in the consolidated income statement.** The following table shows the development of deferred taxes:

| millions of € | 2008 | 2007* | 2006* |
|---|---|---|---|
| **Deferred tax expense (income)** | **784** | **1,161** | **(1,219)** |
| Of which: | | | |
| On temporary differences | 409 | 324 | 89 |
| On loss carryforwards | 419 | 852 | (1,275) |

* Prior-year figures adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

Despite significantly higher profit before income taxes, income tax expense only increased to a minor extent, since deferred tax assets and liabilities had to be adjusted resulting in a negative effect on income in the previous year to reflect the tax rate reduction in connection with the 2008 corporate tax reform. This resulted in a one-time increase in income tax expense of EUR 0.7 billion in 2007.

Goodwill impairment losses and a negative at equity result in the reporting year, both not to be considered for tax purposes, resulted in a relatively high income tax expense when compared with the profit before income taxes.

**Income taxes in the consolidated balance sheet.**

**Current income taxes in the consolidated balance sheet:**

| millions of € | Dec. 31, 2008 | Dec. 31, 2007 |
|---|---|---|
| Recoverable taxes | 273 | 222 |
| Tax liabilities | (585) | (437) |

**Deferred taxes in the consolidated balance sheet:**

| millions of € | Dec. 31, 2008 | Dec. 31, 2007* |
|---|---|---|
| Deferred tax assets | 6,234 | 6,610 |
| Deferred tax liabilities | (7,108) | (6,675) |
| | **(874)** | **(65)** |
| Of which: recognized in equity | (300) | (246) |

* Prior-year figures adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

**Development of deferred taxes:**

| millions of € | Dec. 31, 2008 | Dec. 31, 2007* |
|---|---|---|
| Deferred taxes recognized in balance sheet | (874) | (65) |
| Difference to prior year | (809) | (934) |
| Of which: | | |
| Recognized in income statement | (784) | (1,160) |
| Recognized in equity | (53) | (228) |
| Acquisitions/disposals | 215 | 157 |
| Currency translation adjustments | (187) | 297 |

* Prior-year figures adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

**Deferred taxes relate to the following key balance sheet items, loss carryforwards, and tax credits:**

| millions of € | Dec. 31, 2008 | | Dec. 31, 2007* | |
|---|---|---|---|---|
| | Deferred tax assets | Deferred tax liabilities | Deferred tax assets | Deferred tax liabilities |
| **Current assets** | **661** | **(1,146)** | **622** | **(374)** |
| Trade and other receivables | 498 | (133) | 443 | (81) |
| Other financial assets | 42 | (961) | 30 | (247) |
| Inventories | 13 | (5) | 39 | (5) |
| Other assets | 108 | (47) | 110 | (41) |
| **Non-current assets** | **2,391** | **(9,748)** | **1,642** | **(8,145)** |
| Intangible assets | 888 | (6,755) | 757 | (6,187) |
| Property, plant and equipment | 507 | (2,135) | 487 | (1,632) |
| Investments accounted for using the equity method | 0 | (3) | 0 | 0 |
| Other financial assets | 651 | (487) | 258 | (294) |
| Other assets | 345 | (368) | 140 | (32) |
| **Current liabilities** | **1,713** | **(748)** | **1,090** | **(654)** |
| Financial liabilities | 117 | (212) | 71 | (102) |
| Trade and other payables | 1,175 | (394) | 591 | (340) |
| Other provisions | 305 | (40) | 306 | (77) |
| Other liabilities | 116 | (102) | 122 | (135) |
| **Non-current liabilities** | **2,572** | **(605)** | **2,598** | **(826)** |
| Financial liabilities | 864 | (300) | 848 | (549) |
| Provisions for pensions and other employee benefits | 393 | (217) | 417 | (186) |
| Other provisions | 664 | (44) | 798 | (58) |
| Other liabilities | 651 | (44) | 535 | (33) |
| **Tax credits** | **188** | **-** | **122** | **-** |
| **Loss carryforwards** | **5,062** | **-** | **5,143** | **-** |
| **Total** | **12,587** | **(12,247)** | **11,217** | **(9,999)** |
| Of which: non-current | 11,327 | (9,982) | 9,002 | (8,972) |
| Netting | (5,139) | 5,139 | (3,324) | 3,324 |
| Allowance | (1,214) | | (1,283) | |
| **Recognition** | **6,234** | **(7,108)** | **6,610** | **(6,675)** |

* Prior-year figures adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

The allowances relate primarily to loss carryforwards.

**The loss carryforwards are shown in the following table:**

| millions of € | **Dec. 31, 2008** | Dec. 31, 2007 |
|---|---|---|
| **Loss carryforwards for corporate income tax purposes** | **15,293** | **15,581** |
| Expiry within | | |
| 1 year | 4 | 50 |
| 2 years | 2 | 24 |
| 3 years | 1,390 | 8 |
| 4 years | 87 | 2,207 |
| 5 years | 28 | 178 |
| After 5 years | 6,291 | 5,785 |
| Unlimited carryforward period | 7,491 | 7,329 |

**Loss carryforwards and temporary differences for which no deferred taxes were recorded amount to:**

| millions of € | **Dec. 31, 2008** | Dec. 31, 2007 |
|---|---|---|
| **Loss carryforwards for corporate income tax purposes** | **3,952** | **4,230** |
| Expiry within | | |
| 1 year | 4 | 50 |
| 2 years | 2 | 20 |
| 3 years | 1,146 | 8 |
| 4 years | 34 | 1,091 |
| 5 years | 22 | 2 |
| After 5 years | 117 | 6 |
| Unlimited carryforward period | 2,627 | 3,053 |
| **Temporary differences in corporate income tax** | **289** | **332** |

In addition, no deferred taxes are recognized on trade tax loss carryforwards of EUR 220 million (December 31, 2007: EUR 183 million) and on temporary differences for trade tax purposes in the amount of EUR 75 million (December 31, 2007: EUR 5 million). Apart from corporate income tax loss carryforwards, no deferred taxes amounting to EUR 106 million (December 31, 2007: EUR 86 million) were recognized for other foreign income tax loss carryforwards.

No deferred tax assets were recognized on the aforementioned tax loss carryforwards and temporary differences as it is not probable that taxable profit will be available in the near future against which these tax loss carryforwards can be utilized.

A positive tax effect in the amount of EUR 12 million (2007: EUR 14 million; 2006: EUR 8 million) was recorded, attributable to the utilization of loss carryforwards on which deferred tax assets had not yet been recognized.

Despite losses in the current and the prior year, deferred tax assets in the amount of EUR 2,878 million were recognized on loss carryforwards and temporary differences for 2008 (December 31, 2007: EUR 3,002 million; December 31, 2006: EUR 4,684 million), as the Company expects to generate future taxable profits. Furthermore, the impairment test of deferred tax assets also takes potential structural improvements into consideration.

Having streamlined T-Mobile UK's corporate structure in 2006, Deutsche Telekom believes that a capital loss has become available for tax purposes. However, as it is unlikely that the resulting loss carryforward of EUR 7,558 million, which can only be offset against certain types of profit, can be utilized, it is not included in the loss carryforwards above.

No deferred tax liabilities were recognized on temporary differences in connection with equity interests in subsidiaries amounting to EUR 1,485 million (December 31, 2007: EUR 627 million) as it is unlikely that these differences will be reversed in the near future.

## 11 Profit/loss attributable to minority interests.

Profit attributable to minority interests of EUR 541 million (2007: EUR 509 million; 2006: EUR 409 million) comprises gains of EUR 859 million (2007: EUR 549 million; 2006: EUR 430 million) and losses of EUR 318 million (2007: EUR 40 million; 2006: EUR 21 million).

These amounts are mainly attributable to Magyar Telekom, T-Mobile Czech Republic a.s., T-Mobile Hrvatska d.o.o. and HT-Hrvatske telekomunikacije d.d.

## 12 Earnings per share.

Basic and diluted earnings per share are calculated in accordance with IAS 33 as follows:

**Basic earnings per share.**

| | 2008 | 2007* | 2006* |
|---|---|---|---|
| Net profit (millions of €) | 1,483 | 571 | 3,173 |
| Adjustment for the financing costs of the mandatory convertible bond (after taxes) (millions of €) | – | – | 38 |
| **Adjusted net profit (basic) (millions of €)** | **1,483** | **571** | **3,211** |
| Number of ordinary shares issued (millions) | 4,361 | 4,361 | 4,309 |
| Treasury shares (millions) | (2) | (2) | (2) |
| Shares reserved for outstanding options (T-Mobile USA/Powertel) (millions) | (19) | (20) | (22) |
| Effect from the potential conversion of the mandatory convertible bond (millions) | – | – | 68 |
| **Adjusted weighted average number of ordinary shares outstanding (basic) (millions)** | **4,340** | **4,339** | **4,353** |
| **Basic earnings per share/ADS (€)** | **0.34** | **0.13** | **0.74** |

* Prior-year figures adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

Net profit is calculated as the profit/loss after income taxes less profit/loss attributable to minority interests. The calculation of basic earnings per share is based on the time-weighted total number of all ordinary shares outstanding. The number of ordinary shares issued already includes all shares newly issued in the reporting period in line with their time weighting. Furthermore, the weighted average number of ordinary shares outstanding is determined by deducting the treasury shares held by Deutsche Telekom AG as well as the shares that, as part of the issue of new shares in the course of the acquisition of T-Mobile USA/Powertel, are held in a trust deposit account for later issue and later trading as registered shares and/or American depositary shares (ADS), each multiplied by the corresponding time weighting factor.

In addition, for the purpose of calculating basic earnings per share, the number of ordinary shares outstanding was increased in 2006 by the total number of shares that would potentially be issued upon conversion of the mandatory convertible bond issued in February 2003. Likewise, net profit was adjusted for all costs (after taxes) – costs for financing the mandatory convertible bond, interest expense and bank fees – as these cease to apply when the bond is converted, and therefore no longer have an effect on net profit. The mandatory convertible bond was converted into 163 million shares of Deutsche Telekom AG on June 1, 2006. The conversion was taken into account for the 2006 financial year in line with its time weighting.

**Diluted earnings per share.**

| | 2008 | 2007* | 2006* |
|---|---|---|---|
| Adjusted net profit (basic) (millions of €) | 1,483 | 571 | 3,211 |
| Dilutive effects on profit (loss) from stock options (after taxes) (millions of €) | 0 | 0 | 0 |
| **Net profit (diluted) (millions of €)** | **1,483** | **571** | **3,211** |
| Adjusted weighted average number of ordinary shares outstanding (basic) (millions) | 4,340 | 4,339 | 4,353 |
| Dilutive potential ordinary shares from stock options and warrants (millions) | 0 | 1 | 1 |
| **Weighted average number of ordinary shares outstanding (diluted) (millions)** | **4,340** | **4,340** | **4,354** |
| **Diluted earnings per share/ADS (€)** | **0.34** | **0.13** | **0.74** |

* Prior-year figures adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

The calculation of diluted earnings per share generally corresponds to the method for calculating basic earnings per share. However, the calculation must be adjusted for all dilutive effects arising from potential ordinary shares. The equity instruments may dilute basic earnings per share in the future and – to the extent that a potential dilution already occurred in the respective reporting period – have been included in the calculation of diluted earnings per share. For further details on the equity instruments currently applicable, please refer to Notes 32 "Issued capital" and 42 "Stock-based compensation plans."

## 13 Dividend per share.

For the 2008 financial year, the Board of Management proposes a dividend of EUR 0.78 for each no par value share carrying dividend rights. On the basis of this proposed appropriation, total dividends in the amount of EUR 3,386 million (2007: EUR 3,386 million) will be appropriated to the no par value shares carrying dividend rights at February 9, 2009.

The final amount of the total dividend payment depends on the number of no par value shares carrying dividend rights as of the date of the resolution on the appropriation of net income as adopted on the day of the shareholders' meeting.

## 14 Goods and services purchased.

The following table provides a breakdown of the costs for goods and services purchased included in the functional costs:

| millions of € | **2008** | 2007 | 2006 |
|---|---|---|---|
| Goods purchased | 7,080 | 6,897 | 7,017 |
| Services purchased | 12,342 | 12,418 | 11,207 |
| | **19,422** | **19,315** | **18,224** |

## 15 Personnel costs.

The following table provides a breakdown of the personnel costs included in the functional costs:

| millions of € | **2008** | 2007 | 2006 |
|---|---|---|---|
| Wages and salaries | 11,383 | 12,609 | 13,436 |
| Social security contributions and expenses for pension plans and benefits: | | | |
| Social security costs | 1,503 | 1,588 | 1,598 |
| Expenses for pension plans | 1,056 | 1,056 | 1,351 |
| Expenses for benefits | 136 | 134 | 157 |
| | **14,078** | **15,387** | **16,542** |

The year-on-year decrease of EUR 1.3 billion in personnel costs to EUR 14.1 billion is due to lower expenses for staff-related measures (early retirement arrangements, voluntary redundancy and severance payments as well as compensation payments) and lower headcounts as a result of the restructuring program in Germany, in particular. This decrease was partially offset by the effect of changes in the composition of the Group and a staff increase at T-Mobile USA.

**Average number of employees.**

| | **2008** | 2007 | 2006 |
|---|---|---|---|
| **Deutsche Telekom Group** | **234,887** | **243,736** | **248,480** |
| Germany | 141,123 | 154,101 | 166,563 |
| International | 93,764 | 89,635 | 81,917 |
| Non-civil servants | 201,036 | 205,471 | 205,511 |
| Civil servants | 33,851 | 38,265 | 42,969 |
| Trainees and student interns | 10,424 | 10,708 | 10,346 |

**Number of employees at balance sheet date.**

| | **Dec. 31, 2008** | Dec. 31, 2007 | Dec. 31, 2006 |
|---|---|---|---|
| **Deutsche Telekom Group** | **227,747** | **241,426** | **248,800** |
| Germany | 131,713 | 148,938 | 159,992 |
| International | 96,034 | 92,488 | 88,808 |
| Non-civil servants | 195,634 | 205,867 | 208,420 |
| Civil servants | 32,113 | 35,559 | 40,380 |
| Trainees and student interns | 11,668 | 11,932 | 11,840 |

The decrease in the average number of employees is mainly attributable to staff reductions in Germany and Eastern Europe as well as the sale of the business operations of Vivento Technical Services and the sale of call center sites. This trend was partially offset by an increase in headcount at T-Mobile USA as well as effects of changes in the composition of the Group. Furthermore, the sale of DeTe Immobilien in particular impacted headcount figures as of the balance sheet date.

## 16 Depreciation, amortization and impairment losses.

The following table provides a breakdown of depreciation, amortization and impairment losses included in the functional costs:

| millions of € | 2008 | 2007 | 2006 |
|---|---|---|---|
| **Amortization and impairment of intangible assets** | **3,397** | **3,490** | **2,840** |
| Of which: | | | |
| Goodwill impairment losses | 289 | 327 | 10 |
| Amortization of mobile communications licenses | 1,013 | 1,017 | 994 |
| **Depreciation and impairment of property, plant and equipment** | **7,578** | **8,121** | **8,194** |
| | **10,975** | **11,611** | **11,034** |

Amortization and impairment of intangible assets mainly relate to mobile communications licenses, software, customer bases and brand names as well as goodwill. The decline in the 2008 financial year is due in particular to lower amortization of acquired intangible assets as well as reduced goodwill impairment losses.

Goodwill impairment losses account for EUR 0.3 billion. For further details, please refer to Note 21 "Intangible assets." In the 2007 financial year, the carrying amount of the goodwill of T-Mobile Netherlands (formerly Ben Nederland) was reduced by EUR 0.3 billion. This reduction of the carrying amount of goodwill was not related to the result of an impairment test, but to the recognition of deferred tax assets for tax loss carryforwards that were acquired by the Group in connection with the acquisition of Ben Nederland but were not considered to meet the criteria for recognition at the time. Since, based on an assessment of all available evidence, Deutsche Telekom determined in 2007 that it had become probable that these previously unrecognized loss carryforwards would be realizable in the near term and deferred taxes would have to be recognized correspondingly, it was required by IFRS 3.65 in conjunction with IAS 12.68, also taking the accounting interpretation IDW RS HFA 19 of the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer – IDW) into account, that the carrying amount of goodwill had to be reduced accordingly.

Depreciation of property, plant and equipment decreased by EUR 0.5 billion in the reporting year, mainly as a result of lower depreciation of technical equipment and machinery as well as of lower impairment of land and buildings.

The following table provides a breakdown of impairment losses:

| millions of € | 2008 | 2007 | 2006 |
|---|---|---|---|
| **Intangible assets** | **340** | **378** | **123** |
| Of which: | | | |
| Goodwill | 289 | 327 | 10 |
| U.S. mobile communications licenses | 21 | 9 | 33 |
| **Property, plant and equipment** | **140** | **300** | **287** |
| Land and buildings | 123 | 238 | 228 |
| Technical equipment and machinery | 5 | 54 | 13 |
| Other equipment, operating and office equipment | 8 | 4 | 26 |
| Advance payments and construction in progress | 4 | 4 | 20 |
| | **480** | **678** | **410** |

The impairment losses on land and buildings mainly result from the fair value measurement of land and buildings intended for sale less costs to sell. The amounts are reported in other operating expenses.

# Notes to the consolidated balance sheet.

## 17 Cash and cash equivalents.

The assets reported under this category have an original maturity of less than three months and mainly comprise fixed-term bank deposits. They also include small amounts of cash-in-hand and checks. Deutsche Telekom obtained cash collateral of EUR 515 million on the basis of collateral contracts as surety for potential credit risks arising from derivative transactions.

In the reporting period, cash and cash equivalents increased by EUR 0.8 billion to EUR 3.0 billion. This was attributable to an increase in proceeds from the issue of financial liabilities, to free cash flow and to proceeds from the sale of Media&Broadcast. The payment of dividends, the acquisition of shares in OTE and the acquisition of SunCom had an offsetting effect.

For further details, please refer to the consolidated cash flow statement.

As of December 31, 2008, the Group reported cash and cash equivalents of EUR 0.8 billion held by subsidiaries in Croatia, Macedonia and Montenegro. These countries are subject to foreign exchange controls or other legal restrictions. As a result, the cash balances are not fully available for use by the parent or other Group companies.

## 18 Trade and other receivables.

| millions of € | **Dec. 31, 2008** | Dec. 31, 2007 |
|---|---|---|
| Trade receivables | 7,224 | 7,530 |
| Receivables from construction contracts | 169 | 166 |
| | **7,393** | **7,696** |

Of the total amount of trade receivables and receivables from construction contracts, EUR 7,391 million (December 31, 2007: EUR 7,693 million) is due within one year.

| millions of € | **Carrying amount** | Of which: neither impaired nor past due on the reporting date | Of which: not impaired on the reporting date and past due in the following periods | | | | | |
|---|---|---|---|---|---|---|---|---|
| **Trade receivables** | | | Less than 30 days | Between 30 and 60 days | Between 61 and 90 days | Between 91 and 180 days | Between 181 and 360 days | More than 360 days |
| **as of Dec. 31, 2008** | 7,224 | 4,029 | 730 | 135 | 40 | 73 | 37 | 117 |
| **as of Dec. 31, 2007** | 7,530 | 4,039 | 1,048 | 162 | 78 | 165 | 39 | 31 |

With respect to the trade receivables that are neither impaired nor past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.

The following table shows the development of allowances on trade receivables:

| millions of € | 2008 | 2007 |
|---|---|---|
| **Allowances as of January 1** | **1,071** | **1,148** |
| Currency translation adjustments | (7) | (8) |
| Additions (allowances recognized as expense) | 547 | 662 |
| Use | (437) | (510) |
| Reversal | (151) | (221) |
| **Allowances as of December 31** | **1,023** | **1,071** |

The total additions of EUR 547 million (2007: EUR 662 million) relate to allowances for individual impairments of EUR 87 million (2007: EUR 144 million) and allowances for collective impairments of EUR 460 million (2007: EUR 518 million). Reversals were made of allowances for individual impairments of EUR 58 million (2007: EUR 85 million) and of allowances for collective impairments of EUR 84 million (2007: EUR 106 million).

The following table presents expenses for the full write-off of trade receivables as well as income from recoveries on trade receivables written off:

| millions of € | 2008 | 2007 |
|---|---|---|
| Expenses for full write-off of receivables | 424 | 378 |
| Income from recoveries on receivables written off | 55 | 52 |

All income and expenses relating to allowances and write-offs of trade receivables are reported under selling expenses.

## 19 Inventories.

| millions of € | Dec. 31, 2008 | Dec. 31, 2007 |
|---|---|---|
| Raw materials and supplies | 118 | 138 |
| Work in process | 27 | 66 |
| Finished goods and merchandise | 1,147 | 1,255 |
| Advance payments | 2 | 4 |
| | **1,294** | **1,463** |

Of the inventories reported as of December 31, 2008, write-downs of EUR 53 million (2007: EUR 55 million; 2006: EUR 93 million) on the net realizable value were recognized in profit or loss.

The carrying amount of inventories recognized as expense amounted to EUR 6,188 million (2007: EUR 5,713 million).

## 20 Non-current assets and disposal groups held for sale.

As of December 31, 2008, current assets and current liabilities included EUR 339 million in non-current assets and disposal groups held for sale, EUR 434 million of which are presented as current assets and EUR 95 million as current liabilities in the consolidated balance sheet. They mainly relate to land and buildings intended for sale by Deutsche Telekom and not required for operations within the Group Headquarters & Shared Services operating segment.

The assets and liabilities shown here that are classified as held for sale, and the assets and liabilities associated with disposal groups, are not included in the explanations on other balance sheet items.

The non-current assets and disposal groups held for sale in the amount of EUR 921 million (assets: EUR 1,103 million; liabilities: EUR 182 million) were shown as current assets in the prior year. These primarily related to assets in connection with real estate of Deutsche Telekom (EUR 462 million), T-Systems Media & Broadcast (EUR 247 million) and Online (formerly Orange Breedband) (EUR 133 million).

The main changes since December 31, 2007 are described below:

Given the current difficult market environment for **real estate,** Deutsche Telekom does not anticipate disposal of certain land and buildings intended for sale in the near future. According to the relevant accounting regulations (IFRS 5), this real estate in the operating segment Group Headquarters & Shared Services was no longer permitted to be recognized on the consolidated balance sheet as held for sale and had to be reclassified as non-current assets and measured at the lower of amortized cost and recoverable amount. The resulting measurement differences of EUR 0.1 billion were recognized in the income statement under other operating income.

Deutsche Telekom AG sold the subsidiary **T-Systems Media & Broadcast** to the French TDF (Télédiffusion de France) group effective January 1, 2008. The net proceeds of the disposal amounted to EUR 0.7 billion. The TDF group acquired all shares in the subsidiary, which installs and operates multimedia TV and radio broadcasting platforms and was previously assigned to the Business Customers operating segment. The gain resulting from the entity's sale and deconsolidation in the amount of EUR 0.5 billion is included in other operating income.

In the second quarter of 2008, Deutsche Telekom decided not to sell the acquired shares in **Online** (formerly Orange Breedband). Accordingly, the acquired assets and liabilities were no longer reported in the consolidated balance sheet as being held for sale. The differences resulting from the remeasurement of the assets and liabilities following this reclassification, as well as all other effects on profit and loss to be applied retroactively until the date of reclassification, were recorded under other operating expenses totaling EUR 6 million.

# 21 Intangible assets.

| millions of € | Internally generated intangible assets | |
|---|---|---|
| **Cost** | | |
| **At December 31, 2006** | **1,745** | |
| Currency translation | (60) | |
| Changes in the composition of the Group | (12) | |
| Additions | 348 | |
| Disposals | 273 | |
| Reclassifications | 335 | |
| **At December 31, 2007** | **2,083** | |
| Currency translation | (23) | |
| Changes in the composition of the Group | 0 | |
| Additions | 414 | |
| Disposals | 361 | |
| Held-for-sale changes | 2 | |
| Reclassifications | 105 | |
| **At December 31, 2008** | **2,220** | |
| **Accumulated amortization** | | |
| **At December 31, 2006** | **1,009** | |
| Currency translation | (31) | |
| Changes in the composition of the Group | (3) | |
| Additions (amortization) | 486 | |
| Additions (impairment) | 0 | |
| Disposals | 270 | |
| Reclassifications | 32 | |
| **At December 31, 2007** | **1,223** | |
| Currency translation | (6) | |
| Changes in the composition of the Group | 0 | |
| Additions (amortization) | 459 | |
| Additions (impairment) | 14 | |
| Disposals | 370 | |
| Held-for-sale changes | 0 | |
| Reclassifications | (10) | |
| **At December 31, 2008** | **1,310** | |
| **Net carrying amount** | | |
| At December 31, 2007 | 860 | |
| At December 31, 2008 | 910 | |

| Acquired intangible assets: Total | Acquired intangible assets: Acquired concessions, industrial and similar rights and assets | Acquired intangible assets: UMTS licenses | Acquired intangible assets: GSM licenses | Acquired intangible assets: FCC licenses (T-Mobile USA) | Acquired intangible assets: Other acquired intangible assets | Goodwill | Advance payments | Total |
|---|---|---|---|---|---|---|---|---|
| | | | | | | | | |
| **44,080** | **1,012** | **15,593** | **1,146** | **18,176** | **8,153** | **31,151** | **125** | **77,101** |
| (2,507) | 23 | (491) | 19 | (1,910) | (148) | (1,402) | 3 | (3,966) |
| 441 | 141 | 56 | 106 | 0 | 138 | (224) | (7) | 198 |
| 764 | 5 | 3 | 16 | 116 | 624 | 733 | 343 | 2,188 |
| 593 | 16 | 0 | 0 | 25 | 552 | 6 | 8 | 880 |
| 194 | (123) | 0 | 0 | 0 | 317 | 22 | (187) | 364 |
| **42,379** | **1,042** | **15,161** | **1,287** | **16,357** | **8,532** | **30,274** | **269** | **75,005** |
| (736) | 18 | (1,301) | (28) | 907 | (332) | (1,421) | (8) | (2,188) |
| 436 | 2 | 0 | 0 | 276 | 158 | (1) | 0 | 435 |
| 692 | 15 | 10 | 0 | 159 | 508 | 884 | 750 | 2,740 |
| 538 | (12) | 0 | 18 | 0 | 532 | 2 | (2) | 899 |
| 44 | 0 | 0 | 0 | (33) | 77 | 54 | 0 | 100 |
| 663 | 91 | 0 | 39 | 0 | 533 | 0 | (141) | 627 |
| **42,940** | **1,180** | **13,870** | **1,280** | **17,666** | **8,944** | **29,788** | **872** | **75,820** |
| | | | | | | | | |
| **7,882** | **338** | **2,492** | **468** | **0** | **4,584** | **10,196** | **0** | **19,087** |
| (254) | 9 | (95) | 5 | 0 | (173) | (892) | 0 | (1,177) |
| (54) | (8) | 0 | 0 | 0 | (46) | 0 | 0 | (57) |
| 2,626 | 163 | 908 | 100 | 0 | 1,455 | 0 | 0 | 3,112 |
| 51 | 6 | 0 | 0 | 9 | 36 | 327 | 0 | 378 |
| 547 | 12 | 0 | 0 | 9 | 526 | 0 | 0 | 817 |
| 40 | (59) | 0 | 0 | 0 | 99 | 3 | 0 | 75 |
| **9,744** | **437** | **3,305** | **573** | **0** | **5,429** | **9,634** | **0** | **20,601** |
| (548) | (11) | (308) | (11) | 0 | (218) | (761) | 0 | (1,315) |
| (18) | 0 | 0 | 0 | 0 | (18) | 0 | 0 | (18) |
| 2,598 | 134 | 868 | 124 | 0 | 1,472 | 0 | 0 | 3,057 |
| 37 | 0 | 0 | 0 | 21 | 16 | 289 | 0 | 340 |
| 508 | (19) | 0 | 18 | 0 | 509 | 0 | 0 | 878 |
| (21) | 0 | 0 | 0 | (21) | 0 | 0 | 0 | (21) |
| 137 | 67 | 0 | 1 | 0 | 69 | 0 | 0 | 127 |
| **11,421** | **646** | **3,865** | **669** | **0** | **6,241** | **9,162** | **0** | **21,893** |
| | | | | | | | | |
| 32,635 | 605 | 11,856 | 714 | 16,357 | 3,103 | 20,640 | 269 | 54,404 |
| 31,519 | 534 | 10,005 | 611 | 17,666 | 2,703 | 20,626 | 872 | 53,927 |

The net carrying amount of the UMTS licenses of EUR 10,005 million mainly comprises EUR 6,150 million for the license of T-Mobile Deutschland (December 31, 2007: EUR 6,662 million) and EUR 3,110 million for the license of T-Mobile UK (December 31, 2007: EUR 4,360 million).

Deutsche Telekom had commitments for the acquisition of intangible assets in the amount of EUR 0.3 billion as of the reporting date. These are largely related to network expansion at T-Mobile USA and T-Mobile Deutschland.

The **carrying amounts of the goodwill assets** are mainly allocated to the following cash-generating units:

| millions of € | Dec. 31, 2008 | Dec. 31, 2007 |
|---|---|---|
| T-Mobile USA | 4,604 | 3,476 |
| Business Customers * | 3,720 | 4,542 |
| T-Home Germany | 2,889 | 2,070 |
| T-Mobile UK | 2,073 | 2,700 |
| PTC | 1,580 | 1,840 |
| T-Mobile Netherlands | 1,317 | 1,263 |
| T-Mobile Austria | 1,249 | 1,377 |
| Other | 3,194 | 3,372 |
| **Total** | **20,626** | **20,640** |

* Business Customers – Enterprise Services in the prior year.

The goodwill of the cash-generating unit T-Mobile USA increased, primarily due to the acquisition of SunCom and exchange rate effects from the translation of U.S. dollars. The goodwill of the Business Customers cash-generating unit declined as a result of the transfer of ActiveBilling from the Business Customers operating segment to the Broadband/Fixed Network operating segment. The goodwill allocable to ActiveBilling has now been assigned to the cash-generating unit T-Home Germany. The goodwill of the T-Mobile Netherlands cash-generating unit increased as a result of the reclassification of Online (formerly Orange Breedband) in the second quarter of 2008.

Apart from the impairment losses described below, the remaining changes in goodwill are primarily attributable to exchange rate effects.

Deutsche Telekom performed its annual goodwill impairment tests at September 30, 2008. These tests did not result in the recognition of impairment losses. Macroeconomic assumptions, such as discount rates, were rather volatile in 2008. Against the background of issues that emerged in the fourth quarter of 2008, Deutsche Telekom again carried out all impairment tests at the end of the year which resulted in the recognition of goodwill impairment losses at some cash-generating units.

The **impairments resulting from the impairment tests** as of December 31, 2008 are attributable to the following cash-generating units:

| millions of € | Dec. 31, 2008 | Assigned to segment |
|---|---|---|
| T-Mobile Austria | 128 | Mobile Communications Europe |
| T-Mobile Macedonia | 97 | Mobile Communications Europe |
| MT fixed-line Hungary | 40 | Broadband/Fixed Network |
| T-Mobile Hungary | 24 | Mobile Communications Europe |
| **Total** | **289** | |

Events or circumstances which resulted in an impairment loss to be recognized at the cash-generating unit T-Mobile Austria, primarily include unfavorable regulatory decisions regarding future income from roaming charges in Austria.

Events or circumstances which resulted in an impairment loss to be recognized at the cash-generating unit T-Mobile Macedonia, primarily include higher discount rates in Macedonia.

Events or circumstances which resulted in an impairment loss to be recognized at the cash-generating units MT fixed-line und T-Mobile Hungary, primarily include the granting of two new mobile communication licenses. In the case of one of these licenses, however, providers already operating in the market were excluded from the award process, and this is expected to lead to an overall intensification of competition in Hungary.

The measurements of the cash-generating units are founded on projections that are based on ten-year financial plans that have been approved by management and are also used for internal purposes. The planning horizon reflects the assumptions for short- to mid-term market developments. Cash flows beyond the ten-year period are extrapolated using appropriate growth rates. Key assumptions on which management has based its determination of fair value less costs to sell include the development of revenue, customer acquisition and retention costs, churn rates, capital expenditure, market share, growth rates and discount rates. Any significant future changes in these assumptions could have an adverse effect on the value of the cash-generating units.

On the basis of information available at the balance sheet date and expectations with respect to the market and competitive environment, the figures for all but the aforementioned cash-generating units fall within the general range of acceptable values.

## 22 Property, plant and equipment.

| millions of € | Land and equivalent rights, and buildings including buildings on land owned by third parties | Technical equipment and machinery | Other equipment, operating and office equipment | Advance payments and construction in progress | Total |
|---|---|---|---|---|---|
| **Cost** | | | | | |
| **At December 31, 2006** | **16,453** | **91,774** | **7,141** | **2,813** | **118,181** |
| Currency translation | (79) | (1,324) | (141) | (126) | (1,670) |
| Changes in the composition of the Group | 19 | (47) | (71) | 16 | (83) |
| Additions | 114 | 2,486 | 544 | 3,745 | 6,889 |
| Disposals | 967 | 3,935 | 703 | 194 | 5,799 |
| Reclassifications | 291 | 2,727 | 24 | (3,387) | (345) |
| **At December 31, 2007** | **15,831** | **91,681** | **6,794** | **2,867** | **117,173** |
| Currency translation | 15 | (533) | (65) | (24) | (607) |
| Changes in the composition of the Group | 12 | 122 | (51) | 18 | 101 |
| Additions | 112 | 2,171 | 566 | 4,528 | 7,377 |
| Disposals | 88 | 2,052 | 876 | 63 | 3,079 |
| Held-for-sale changes | 62 | 16 | 0 | (1) | 77 |
| Reclassifications | 234 | 2,939 | 333 | (4,133) | (627) |
| **At December 31, 2008** | **16,178** | **94,344** | **6,701** | **3,192** | **120,415** |
| **Accumulated depreciation** | | | | | |
| **At December 31, 2006** | **6,245** | **61,295** | **4,723** | **49** | **72,312** |
| Currency translation | (36) | (628) | (95) | (1) | (760) |
| Changes in the composition of the Group | 0 | (124) | (28) | (2) | (154) |
| Additions (depreciation) | 675 | 6,400 | 735 | 11 | 7,821 |
| Additions (impairment) | 221 | 54 | 4 | 4 | 283 |
| Disposals | 598 | 3,563 | 545 | 52 | 4,758 |
| Reclassifications | 22 | 127 | (220) | (1) | (72) |
| Reversal of impairment losses | (27) | 0 | (3) | 0 | (30) |
| **At December 31, 2007** | **6,502** | **63,561** | **4,571** | **8** | **74,642** |
| Currency translation | 17 | (424) | (30) | 0 | (437) |
| Changes in the composition of the Group | 23 | (5) | (54) | 0 | (36) |
| Additions (depreciation) | 678 | 6,031 | 729 | 0 | 7,438 |
| Additions (impairment) | 110 | 5 | 8 | 4 | 127 |
| Disposals | 51 | 1,888 | 737 | 3 | 2,679 |
| Held-for-sale changes | 64 | (1) | 0 | (2) | 61 |
| Reclassifications | (16) | (118) | 10 | (2) | (126) |
| Reversal of impairment losses | (134) | 0 | 0 | 0 | (134) |
| **At December 31, 2008** | **7,193** | **67,161** | **4,497** | **5** | **78,856** |
| **Net carrying amount** | | | | | |
| At December 31, 2007 | 9,329 | 28,120 | 2,223 | 2,859 | 42,531 |
| At December 31, 2008 | 8,985 | 27,183 | 2,204 | 3,187 | 41,559 |

Restoration obligations of EUR 168 million were recognized as of December 31, 2008 (December 31, 2007: EUR 168 million).

Deutsche Telekom had commitments for the acquisition of property, plant and equipment in the amount of EUR 1.2 billion as of the reporting date. These are largely related to network expansion at T-Mobile UK and T-Mobile USA.

## 23 Investments accounted for using the equity method.

Significant investments in entities accounted for using the equity method are as follows:

| | Dec. 31, 2008 | | Dec. 31, 2007[a] | |
|---|---|---|---|---|
| Name | Deutsche Telekom share % | Net carrying amount millions of € | Deutsche Telekom share % | Net carrying amount millions of € |
| Hellenic Telecommunications Organization S.A. (OTE)[b] | 30.00[e] | 3,407 | n.a. | - |
| HT Mostar[c, d] | 39.10 | 49 | 39.10 | 47 |
| Toll Collect[c] | 45.00 | 39 | 45.00 | 9 |
| Iowa Wireless Services LCC | 39.74 | 14 | 39.74 | 10 |
| CTDI Nethouse Services GmbH | 49.00 | 12 | 49.00 | 9 |
| DETECON AL SAUDIA CO. Ltd. | 46.50 | 7 | 46.50 | 9 |
| SEARCHTEQ GmbH (formerly t-info) | 25.10 | - | 25.10 | 2 |
| Other | | 29 | | 32 |
| | | **3,557** | | **118** |

[a] Prior-year figures adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."
[b] Fair value (share value): EUR 1,750 million.
[c] Joint venture.
[d] Indirect shareholding via HT-Hrvatske telekomunikacije d.d., Croatia (Deutsche Telekom AG's share: 51.00 %).
[e] Including the shares of the first put option.

On May 16, 2008, Deutsche Telekom acquired just under 20 percent of the shares in Hellenic Telecommunications Organization S.A., Athens, Greece (OTE) from Marfin Investment Group at a price of EUR 2.6 billion. On May 14, 2008, Deutsche Telekom also entered into a shareholders' agreement with the Hellenic Republic providing for an increase in this holding to 25 percent plus one vote and granting Deutsche Telekom the possibility of controlling OTE's financial and operating policies (as defined by IAS 27) following the completion of all necessary steps of the transaction.

To this end, Deutsche Telekom and the Hellenic Republic entered into a share purchase agreement on May 14, 2008 for the acquisition of an additional 3 percent of the shares at a price of EUR 0.4 billion. Under the share purchase agreement, Deutsche Telekom has additionally granted the Hellenic Republic two put options for an additional 5 percent (first put option) and 10 percent (second put option) of the shares. The first put option can be exercised by the Hellenic Republic at a total price of EUR 0.7 billion for a period of twelve months beginning in October 2008 at the earliest or upon execution of the share purchase agreement. Subsequently, the second put option can be exercised at market price plus a premium initially of 20 percent for a period of twelve months, after which it can be exercised at market price plus a premium of 15 percent until December 31, 2011. The second put option also includes shares which were not sold to Deutsche Telekom during the term of the first option. The consummation of the shareholders' agreement and the share purchase agreement was also contingent upon the acquisition of an additional 2 percent of the shares in OTE by Deutsche Telekom from the market, which was executed on July 17, 2008 at a total value of EUR 0.1 billion.

The share purchase agreement became legally valid following full approval given by the responsible national and international supervisory authorities by the beginning of November 2008. Consequently, Deutsche Telekom acquired an additional 3 percent of OTE's shares from the Hellenic Republic on November 5, 2008, thus effecting the legal validity of the shareholders' agreement. Deutsche Telekom holds a stake in OTE of 25 percent plus one vote as a result of the aforementioned transactions.

Furthermore, Deutsche Telekom has assumed present ownership of the shares of the first put option after the share purchase agreement became effective, i.e., it recognized the agreed purchase price of EUR 0.7 billion as costs for the acquisition of an additional 5-percent share. The changes to OTE's Articles of Incorporation necessary for full implementation of the shareholders' agreement were approved at the extraordinary shareholders' meeting of OTE on February 6, 2009. It cannot be ruled out that this resolution by the shareholders may be declared invalid by a court, in the event that other shareholders successfully file rescission suit against this resolution.

Following the developments in the economy overall during the fourth quarter of 2008 and the associated increase in the volatility of the discount rates, Deutsche Telekom tested the OTE investment for impairment at the end of the year. This test resulted in Deutsche Telekom recognizing an impairment loss of EUR 0.5 billion on the carrying amount of OTE. The impairment of the investment is attributable to an increase in discount rates.

Aggregated key financial figures for the associates accounted for using the equity method are shown in the following overview. The data is not based on the portions attributable to the Deutsche Telekom Group, but represents the shareholdings on a 100-percent basis. This table does not include figures for OTE, since OTE as a listed company had not yet published its financial statements as of December 31, 2008 when Deutsche Telekom's consolidated financial statements were prepared.

**Aggregated key financial figures for the associates accounted for using the equity method.**

| billions of € | **Dec. 31, 2008** | Dec. 31, 2007 |
|---|---|---|
| Total assets | 0.3 | 0.5 |
| Total liabilities | 0.2 | 0.2 |
| | **2008** | 2007 |
| Net revenue | 0.4 | 0.4 |
| Profit/loss | 0.0 | 0.0 |

The figures for the OTE group are based on the most recent interim financial statements as of September 30, 2008 and the most recent consolidated financial statements as of December 31, 2007. Net revenue and profit/loss relate to the 12-month period prior to the interim financial statements and the 2007 financial year.

| billions of € | **Sept. 30, 2008** | Dec. 31, 2007 |
|---|---|---|
| Total assets | 11.2 | 11.5 |
| Total liabilities | 9.0 | 8.5 |
| | **10/2007–9/2008** | 2007 |
| Net revenue | 6.4 | 6.3 |
| Profit/loss | 0.7 | 0.8 |

The following table is a summary presentation of aggregated key financial figures – pro-rated according to the relevant percentage of shares held – for the joint ventures of Deutsche Telekom accounted for using the equity method:

**Aggregated key financial figures for the joint ventures accounted for using the equity method.**

| billions of € | **Dec. 31, 2008** | Dec. 31, 2007* |
|---|---|---|
| **Total assets** | **0.5** | **0.5** |
| Current | 0.3 | 0.3 |
| Non-current | 0.2 | 0.2 |
| **Total liabilities** | **0.4** | **0.4** |
| Current | 0.4 | 0.2 |
| Non-current | 0.0 | 0.2 |
| | **2008** | 2007* |
| Net revenue | 0.2 | 0.2 |
| Profit/loss | 0.0 | 0.0 |

* Prior-year figures adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

## 24 Other financial assets.

| millions of € | Dec. 31, 2008 Total | Dec. 31, 2008 Of which: current | Dec. 31, 2007 Total | Dec. 31, 2007 Of which: current |
|---|---|---|---|---|
| Originated loans and receivables | 1,267 | 1,034 | 1,588 | 1,348 |
| Available-for-sale financial assets | 406 | 17 | 276 | 79 |
| Derivative financial assets | 1,601 | 851 | 457 | 305 |
| Miscellaneous assets | 281 | 267 | 297 | 287 |
| | **3,555** | **2,169** | **2,618** | **2,019** |

| millions of € | **Carrying amount** | Of which: neither impaired nor past due on the reporting date | Of which: not impaired on the reporting date and past due in the following periods | | | | | |
|---|---|---|---|---|---|---|---|---|
| **Originated loans and receivables** | | | Less than 30 days | Between 30 and 60 days | Between 61 and 90 days | Between 91 and 180 days | Between 181 and 360 days | More than 360 days |
| **as of Dec. 31, 2008** | | | | | | | | |
| Due within one year | 1,034 | 1,007 | 13 | 3 | | | 1 | |
| Due after more than one year | 233 | 232 | | | | | | 1 |
| **as of Dec. 31, 2007** | | | | | | | | |
| Due within one year | 1,348 | 1,330 | 7 | 1 | | | | 1 |
| Due after more than one year | 240 | 240 | | | | | | |

With respect to the originated loans and receivables that are neither impaired nor past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.

Receivables of EUR 28 million (December 31, 2007: EUR 54 million) were used in connection with collateral agreements as surety for potential credit risks arising from derivative transactions.

The available-for-sale financial assets include unquoted equity instruments whose fair values could not be reliably measured, and which were therefore recognized at cost in the amount of EUR 288 million as of December 31, 2008 (December 31, 2007: EUR 182 million).

In the 2008 financial year, EUR 12 million (2007: EUR 19 million) in impairment losses on available-for-sale financial assets were recognized in profit or loss because the impairment was permanent or significant.

At the balance sheet date, T-Mobile Venture Fund GmbH & Co. KG and Deutsche Telekom Asia Pte Ltd were recognized at cost. No market prices were available for the investments. Neither was it possible to derive the respective fair value in the period in question using comparable transactions. The Company did not measure the investments by discounting the expected cash flows because the cash flows could not be reliably determined. At December 31, 2008, the carrying amount of T-Mobile Venture Fund GmbH & Co. KG was EUR 83 million and that of Deutsche Telekom Asia Pte Ltd was EUR 51 million (December 31, 2007: EUR 83 million and EUR 1 million, respectively). At the preparation date of the financial statements, there was no intention to sell the investments.

## 25 Financial liabilities.

| millions of € | Dec. 31, 2008 | | | | Dec. 31, 2007 | | | |
|---|---|---|---|---|---|---|---|---|
| | **Total** | **Due within 1 year** | **Due > 1 year ≤ 5 years** | **Due > 5 years** | Total | Due within 1 year | Due > 1 year ≤ 5 years | Due > 5 years |
| Bonds and other securitized liabilities | | | | | | | | |
| Non-convertible bonds | 23,272 | 717 | 13,452 | 9,103 | 21,786 | 2,564 | 10,571 | 8,651 |
| Commercial papers, medium-term notes, and similar liabilities | 11,030 | 4,375 | 2,893 | 3,762 | 10,508 | 1,518 | 6,509 | 2,481 |
| Liabilities to banks | 4,222 | 319 | 1,752 | 2,151 | 4,260 | 1,848 | 1,522 | 890 |
| | **38,524** | **5,411** | **18,097** | **15,016** | **36,554** | **5,930** | **18,602** | **12,022** |
| Lease liabilities | 2,009 | 129 | 436 | 1,444 | 2,139 | 162 | 422 | 1,555 |
| Liabilities to non-banks from promissory notes | 887 | – | 50 | 837 | 690 | – | 10 | 680 |
| Other interest-bearing liabilities | 541 | 196 | 211 | 134 | 527 | 135 | 244 | 148 |
| Other non-interest-bearing liabilities | 3,545 | 3,450 | 94 | 1 | 1,994 | 1,897 | 91 | 6 |
| Derivative financial liabilities | 1,088 | 1,022 | 50 | 16 | 1,002 | 951 | 16 | 35 |
| | **8,070** | **4,797** | **841** | **2,432** | **6,352** | **3,145** | **783** | **2,424** |
| **Financial liabilities** | **46,594** | **10,208** | **18,938** | **17,448** | **42,906** | **9,075** | **19,385** | **14,446** |

Bonds and other securitized liabilities are mainly issued by Deutsche Telekom International Finance B.V., a wholly-owned subsidiary of Deutsche Telekom AG. Deutsche Telekom AG provides a full and irrevocable guarantee for all liabilities issued by Deutsche Telekom International Finance B.V.

To guarantee the solvency and financial flexibility of Deutsche Telekom at all times, a liquidity reserve in the form of credit lines and, where necessary, cash is maintained. For this purpose, the Company has entered into standardized bilateral credit agreements with 28 banks amounting to a total of EUR 16.8 billion. The Company paid an average commitment fee of 0.092 percent in 2008 (2007: 0.075 percent) for credit lines not drawn and the average Euribor + 0.19 percent (2007: + 0.15 percent) for credit lines drawn. The terms and conditions depend on Deutsche Telekom's credit rating. The bilateral credit agreements have an original maturity of 36 months and can, after each period of 12 months, be extended by a further 12 months to renew the maturity of 36 months. The financial market crisis is impacting on the extension of bilateral lines. Especially institutions that are being split up, taken over by other banks or do not have sufficient equity are not likely to extend their lines. As a result, the number of facilities available to Deutsche Telekom will decrease over time. Nevertheless, each of these lines will continue to be available to Deutsche Telekom for another two years, from the time they are not extended any further. Of the original 29 bilateral lines only the line provided by the now insolvent Lehman Brothers Commercial Paper Inc. no longer exists.

The following table shows Deutsche Telekom's contractually agreed (undiscounted) interest payments and repayments of the non-derivative financial liabilities and the derivatives with positive and negative fair values:

| millions of € | Carrying amount Dec. 31, 2008 | Cash flows 2009 | | | |
| --- | --- | --- | --- | --- | --- |
| | | Fixed interest rate | Variable interest rate | Repayment | |
| Non-derivative financial liabilities: | | | | | |
| Bonds, other securitized liabilities, liabilities to banks and liabilities to non-banks from promissory notes and similar liabilities | (39,411) | (1,860) | (262) | (5,744) | |
| Finance lease liabilities | (1,514) | (119) | | (131) | |
| Other interest-bearing liabilities | (1,036) | (35) | | (270) | |
| Other non-interest-bearing liabilities | (3,545) | | | (3,523) | |
| Derivative financial liabilities and assets: | | | | | |
| Derivative financial liabilities: | | | | | |
| – Currency derivatives without a hedging relationship | (277) | | | (271) | |
| – Currency derivatives in connection with cash flow hedges | (47) | | | (42) | |
| – Interest rate derivatives without a hedging relationship | (662) | (17) | (78) | (36) | |
| – Interest rate derivatives in connection with cash flow hedges | (67) | (86) | 77 | | |
| Derivative financial assets: | | | | | |
| – Currency derivatives without a hedging relationship | 261 | | | 262 | |
| – Currency derivatives in connection with cash flow hedges | 34 | | | 31 | |
| – Interest rate derivatives without a hedging relationship | 553 | 75 | (27) | 58 | |
| – Interest rate derivatives in connection with fair value hedges | 660 | 346 | (256) | | |
| – Interest rate derivatives in connection with cash flow hedges | 90 | (26) | | | |

All instruments held at December 31, 2008 and for which payments were already contractually agreed are included. Planning data for future, new liabilities is not included. Amounts in foreign currency were each translated at the closing rate at the reporting date. The variable interest payments arising from the financial instruments were calculated using the last interest rates fixed before December 31, 2008. Financial liabilities that can be repaid at any time are always assigned to the earliest possible time period. In accordance with § 2 (4) of the German Act on the Transformation of the Deutsche Bundespost Enterprises into the Legal Structure of Stock Corporation (Stock Corporation Transformation Act – Postumwandlungsgesetz), the Federal Republic is guarantor of all Deutsche Telekom AG's liabilities which were outstanding at January 1, 1995. At December 31, 2008, this figure was a nominal EUR 2.1 billion.

| | Cash flows 2010 | | | Cash flows 2011-2013 | | | Cash flows 2014-2018 | | | Cash flows 2019 and thereafter | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Fixed interest rate | Variable interest rate | Repayment | Fixed interest rate | Variable interest rate | Repayment | Fixed interest rate | Variable interest rate | Repayment | Fixed interest rate | Variable interest rate | Repayment |
| | (1,781) | (177) | (5,138) | (3,786) | (360) | (12,852) | (3,072) | (31) | (9,728) | (4,263) | | (6,603) |
| | (113) | | (91) | (267) | | (281) | (314) | | (516) | (266) | | (496) |
| | (36) | | (98) | (109) | | (98) | (190) | | (526) | (86) | | (44) |
| | | | (12) | | | (9) | | | (1) | | | (1) |
| | | | | | | (2) | | | | | | |
| | | | (2) | | | | | | | | | |
| | (30) | (53) | (128) | 15 | (176) | (276) | 43 | (162) | (39) | 121 | (366) | (46) |
| | (46) | 55 | | (170) | 118 | | (24) | 5 | | | | |
| | | | 1 | | | | | | | | | |
| | | | | | | | | | | | | |
| | 91 | (9) | 3 | (16) | 80 | 184 | | 26 | 242 | | | |
| | 318 | (244) | | 775 | (632) | | 459 | (334) | | 473 | (289) | |
| | 18 | | 94 | | | | | | | | | |

## 26 Trade and other payables.

| millions of € | Dec. 31, 2008 | Dec. 31, 2007 |
|---|---|---|
| Trade payables | 7,055 | 6,811 |
| Liabilities from construction contracts | 18 | 12 |
| | **7,073** | **6,823** |

Of the total of trade and other payables, EUR 7,064 million (December 31, 2007: EUR 6,810 million) is due within one year.

## 27 Additional disclosures on financial instruments.

**Carrying amounts, amounts recognized, and fair values by measurement category.**

| millions of € | Category in accordance with IAS 39 | **Carrying amount Dec. 31, 2008** | **Amounts recognized in balance sheet according to IAS 39** | | | |
|---|---|---|---|---|---|---|
| | | | Amortized cost | Cost | Fair value recognized in equity | Fair value recognized in profit or loss |
| **Assets** | | | | | | |
| Cash and cash equivalents | LaR | 3,026 | 3,026 | | | |
| Trade receivables | LaR | 7,224 | 7,224 | | | |
| Other receivables | LaR/n.a. | 1,267 | 984 | | | |
| Other non-derivative financial assets | | | | | | |
| Held-to-maturity investments | HtM | 281 | 281 | | | |
| Available-for-sale financial assets | AfS | 406 | | 288 | 118 | |
| Derivative financial assets | | | | | | |
| Derivatives without a hedging relationship | FAHfT | 814 | | | | 814 |
| Derivatives with a hedging relationship | n.a. | 787 | | | 127 | 660 |
| **Liabilities** | | | | | | |
| Trade payables | FLAC | 7,055 | 7,055 | | | |
| Bonds and other securitized liabilities | FLAC | 34,302 | 34,302 | | | |
| Liabilities to banks | FLAC | 4,222 | 4,222 | | | |
| Liabilities to non-banks from promissory notes | FLAC | 887 | 887 | | | |
| Other interest-bearing liabilities | FLAC | 1,036 | 1,036 | | | |
| Other non-interest-bearing liabilities | FLAC | 3,545 | 3,545 | | | |
| Finance lease liabilities | n.a. | 1,514 | | | | |
| Derivative financial liabilities | | | | | | |
| Derivatives without a hedging relationship (held for trading) | FLHfT | 974 | | | | 974 |
| Derivatives with a hedging relationship (hedge accounting) | n.a. | 114 | | | 114 | |
| Of which: aggregated by category in accordance with IAS 39 | | | | | | |
| Loans and receivables (LaR) | | 11,234 | 11,234 | | | |
| Held-to-maturity investments (HtM) | | 281 | 281 | | | |
| Available-for-sale financial assets (AfS) | | 406 | | 288 | 118 | |
| Financial assets held for trading (FAHfT) | | 814 | | | | 814 |
| Financial liabilities measured at amortized cost (FLAC) | | 51,047 | 51,047 | | | |
| Financial liabilities held for trading (FLHfT) | | 974 | | | | 974 |

* For details, please refer to Note 24.

Cash and cash equivalents and trade and other receivables mainly have short-term maturities. For this reason, their carrying amounts at the reporting date approximate their fair values.

The fair values of other non-current receivables and held-to-maturity financial investments due after more than one year correspond to the present values of the payments related to the assets, taking into account the current interest rate parameters that reflect market- and partner-based changes to terms and conditions, and expectations.

| Amounts recognized in balance sheet according to IAS 17 | Fair value Dec. 31, 2008 | Category in accordance with IAS 39 | Carrying amount Dec. 31, 2007 | Amounts recognized in balance sheet according to IAS 39 | | | | Amounts recognized in balance sheet according to IAS 17 | Fair value Dec. 31, 2007 |
|---|---|---|---|---|---|---|---|---|---|
| | | | | Amortized cost | Cost | Fair value recognized in equity | Fair value recognized in profit or loss | | |
| | 3,026 | LaR | 2,200 | 2,200 | | | | | 2,200 |
| | 7,224 | LaR | 7,530 | 7,530 | | | | | 7,530 |
| 283 | 1,267 | LaR/n.a. | 1,588 | 1,318 | | | | 270 | 1,588 |
| | 281 | HtM | 297 | 297 | | | | | 297 |
| | 118* | AfS | 276 | | 182 | 94 | | | 94* |
| | 814 | FAHfT | 277 | | | | 277 | | 277 |
| | 787 | n.a. | 180 | | | 49 | 131 | | 180 |
| | 7,055 | FLAC | 6,811 | 6,811 | | | | | 6,811 |
| | 35,657 | FLAC | 32,294 | 32,294 | | | | | 33,644 |
| | 4,155 | FLAC | 4,260 | 4,260 | | | | | 4,336 |
| | 919 | FLAC | 690 | 690 | | | | | 743 |
| | 1,042 | FLAC | 1,030 | 1,030 | | | | | 1,046 |
| | 3,545 | FLAC | 1,994 | 1,994 | | | | | 1,994 |
| 1,514 | 1,616 | n.a. | 1,636 | | | | | 1,636 | 1,821 |
| | 974 | FLHfT | 861 | | | | 861 | | 861 |
| | 114 | n.a. | 141 | | | 92 | 49 | | 141 |
| | 11,234 | | 11,048 | 11,048 | | | | | 11,048 |
| | 281 | | 297 | 297 | | | | | 297 |
| | 118* | | 276 | | 182 | 94 | | | 94* |
| | 814 | | 277 | | | | 277 | | 277 |
| | 52,372 | | 47,079 | 47,079 | | | | | 48,574 |
| | 974 | | 861 | | | | 861 | | 861 |

Trade and other payables, as well as other liabilities, generally have short times to maturity; the values reported approximate the fair values.

The fair values of the quoted bonds and other securitized liabilities equal the nominal amounts multiplied by the price quotations at the reporting date.

The fair values of unquoted bonds, liabilities to banks, liabilities to non-banks from promissory notes, and other financial liabilities are calculated as the present values of the payments associated with the debts, based on the applicable yield curve and Deutsche Telekom's credit spread curve for specific currencies.

**Net gain/loss by measurement category.**

| millions of € | From interest, dividends | From subsequent measurement | | | From derecognition | Net gain (loss) | |
|---|---|---|---|---|---|---|---|
| | | At fair value | Currency translation | Impairment/ reversal of impairment | | **2008** | 2007 |
| Loans and receivables (LaR) | 162 | n.a. | (956) | (782) | (1) | (1,577) | (2,083) |
| Held-to-maturity investments (HtM) | 23 | n.a. | | (18) | | 5 | 9 |
| Available-for-sale financial assets (AfS) | 76 | | | (11) | 3 | 68 | 65 |
| Financial instruments held for trading (FAHfT and FLHfT) | n.a. | 383 | n.a. | n.a. | | 383 | (393) |
| Financial liabilities measured at amortized cost (FLAC) | (2,757) | | 374 | n.a. | (4) | (2,387) | (746) |
| | **(2,496)** | **383** | **(582)** | **(811)** | **(2)** | **(3,508)** | **(3,148)** |

Interest from financial instruments is recognized in finance costs, dividends in other financial income (please refer to Notes 7 and 9). Deutsche Telekom recognizes the other components of net gain/loss in other financial income/ expense, except for impairments/reversal of impairments of trade receivables (please refer to Note 18) that are classified as loans and receivables which are reported under selling expenses. The net gain from the subsequent measurement for financial instruments held for trading (EUR 383 million) also includes interest and currency translation effects. The net currency translation losses on financial assets classified as loans and receivables (EUR 956 million) are primarily attributable to the Group-internal transfer of foreign-currency loans taken out by Deutsche Telekom's financing company, Deutsche Telekom International Finance B.V., on the capital market. These were offset by corresponding currency translation gains on capital market liabilities of EUR 374 million. Finance costs from financial liabilities measured at amortized cost (EUR 2,757 million) primarily consist of interest expense on bonds and other (securitized) financial liabilities. The item also includes interest expenses from interest added back and interest income from interest discounted from trade payables. However, it does not include the interest expense and interest income from interest rate derivatives Deutsche Telekom used in the reporting period to hedge the fair value risk of financial liabilities (please refer to Note 7).

## 28 Other liabilities.

| millions of € | **Dec. 31, 2008** | Dec. 31, 2007 |
|---|---|---|
| Deferred revenues | 1,910 | 1,909 |
| Other liabilities | 4,765 | 4,112 |
| | **6,675** | **6,021** |

Other liabilities increased by EUR 0.7 billion to EUR 6.7 billion. This is primarily attributable to increased liabilities in connection with the early retirement scheme for civil servants and higher liabilities for voluntary redundancy and severance payments for salaried employees.

In addition, other liabilities encompass liabilities from other taxes and social security liabilities.

# 29 Provisions for pensions and other employee benefits.

The company pension scheme can generally be divided into defined benefit and defined contribution plans.

**Defined benefit plans.**

In addition to the Group's pension obligations for non-civil servants based on direct and indirect pension commitments, there are further obligations under Article 131 of the Basic Law (Grundgesetz – GG). Deutsche Telekom's indirect pension commitments were made to its employees via Versorgungsanstalt der Deutschen Bundespost (VAP) and Deutsche Telekom Betriebsrenten-Service e.V. (DTBS).

VAP provides pension services for pensioners who were employed by Deutsche Telekom. The VAP benefits, which supplement statutory pension benefits up to the level specified by the pension benefits formula, are generally calculated on the basis of the level of employee compensation during specific periods of their employment. Within the scope of negotiations on the realignment of the company pension plan, the employer and the trade unions agreed in 1997 on arrangements for the protection of vested VAP benefits. Pursuant to this agreement, the benefit obligations due to retirees and employees approaching retirement will remain unchanged. For younger employees with vested benefits, the obligations have been converted into an initial amount based on the number of years of coverage to date, which was then credited to a capital account held by the employer (cash balance plan). Deutsche Telekom credits this account on an annual basis; when the insured event occurs, the account balance is paid out in full or in installments, or converted into a pension. If these employees have not yet reached the age of 35 and had been insured for less than ten years, their benefit obligations are due directly from Deutsche Telekom. The DTBS was founded for processing the remaining obligations.

A new regulation of VAP benefits was made by collective agreement in the year 2000 without affecting obligations. Since November 2000, the pensioners covered by this collective agreement no longer receive their pension payments from VAP as the indirect provider of pension services, but directly and with a legal claim from Deutsche Telekom. VAP's obligations are therefore suspended (parallel obligation). Those pensioners remaining in VAP continue to receive their benefits directly from VAP as the provider of pension services. Pursuant to VAP's business plan, Deutsche Telekom will, to a certain extent, continue to be assigned additional obligations and the corresponding assets on a pro rata basis.

Pursuant to the change to the articles of association of VAP in 2004, the future annual adjustments to pensions has been defined in percentage points, in accordance with the articles of association of VAP.

As a result of the harmonization of the company pension plan in 2005 within the Deutsche Telekom Group, as of October 2005 obligations (primarily employment relationships existing at Deutsche Telekom AG as of October 1, 2005) that were previously processed through DTBS have been handled directly by Deutsche Telekom AG and with a legal claim on the part of the employees.

Benefits relating to other direct pension plans are generally determined on the basis of salary levels and years of service; these benefit obligations are also usually determined by the amounts credited by Deutsche Telekom to its capital accounts.

**Calculation of net defined benefit liability (+)/defined benefit asset (-):**

| millions of € | **Dec. 31, 2008** | Dec. 31, 2007 |
|---|---|---|
| Present value of funded obligations | 1,270 | 1,368 |
| Plan assets at fair value | (952) | (986) |
| **Defined benefit obligations in excess of plan assets** | **318** | **382** |
| Present value of non-funded obligations | 4,831 | 4,959 |
| Unrecognized past service cost | (8) | (3) |
| **Defined benefit liability (+)/defined benefit asset (-) according to IAS 19.54** | **5,141** | **5,338** |
| Additional provision recognized due to a minimum funding requirement | 3 | 0 |
| **Net defined benefit liability (+)/ defined benefit asset (-)** | **5,144** | **5,338** |

**Pension provisions break down into defined benefit liability and defined benefit asset as follows:**

| millions of € | Dec. 31, 2008 | Dec. 31, 2007 |
|---|---|---|
| Defined benefit asset presented on the balance sheet | (13) | (16) |
| Defined benefit liability presented on the balance sheet | 5,157 | 5,354 |
| **Net defined benefit liability (+)/ defined benefit asset (-)** | **5,144** | **5,338** |

The defined benefit asset is recognized under other assets in the consolidated balance sheet.

**The following table shows the composition of pension obligations:**

| millions of € | Dec. 31, 2008 | Dec. 31, 2007 |
|---|---|---|
| Pension obligations | | |
| – Direct | 4,826 | 4,955 |
| – Indirect | 315 | 380 |
| Obligations in accordance with Article 131 GG | 3 | 3 |
| **Net defined benefit liability (+)/ defined benefit asset (-)** | **5,144** | **5,338** |

The amount of the pension obligations was determined using actuarial principles that are consistent with IAS 19.

The calculations were based on the following assumptions at the respective balance sheet dates:

**Assumptions for the measurement of defined benefit obligations as of December 31:**

| % | 2008 | 2007 |
|---|---|---|
| Discount rate | 5.80 [a] | 5.50 [a] |
| | 3.00 [b] | 3.25 [b] |
| | 5.80 [c] | 5.40 [c] |
| Projected salary increase | 3.50 [a] | 2.50 [a] |
| | 4.25 [d] | 3.25 [d] |
| | 1.50 [b] | 1.50 [b] |
| | 4.20 [c] | 4.20 [c] |
| Projected pension increase | 1.00 [a] | 1.00 [a] |
| | 2.00 [a] | 1.70 [a] |
| | 0.30 [b] | 0.60 [b] |
| | 3.20 [c] | 3.20 [c] |

[a] Germany.
[b] Switzerland (T-Systems).
[c] United Kingdom (T-Mobile UK).
[d] For non-civil servants in Germany not covered by collective agreements.

For calculating the present value of pension obligations in Germany, taking into account future salary increases (defined benefit obligation), Deutsche Telekom used a rate of 5.8 percent as of December 31, 2008. This interest rate was determined based on a weighted average term of the obligation of approximately 14.6 years. As the obligations are denominated in euros, the discount rate is based on the rate of return of high-quality European corporate bonds with AA rating for which a yield curve is prepared based on spot rates. The discount rate is determined in the same way for the entire Group.

**Assumptions for determining the pension expense for years ending December 31:**

| % | 2008 | 2007 | 2006 |
|---|---|---|---|
| Discount rate | 5.50 [a] | 4.45 [a] | 4.10 [a] |
| | 3.25 [b] | 3.25 [b] | 3.25 [b] |
| | 5.40 [c] | 4.80 [c] | 4.75 [c] |
| Projected salary increase | 2.50 [a] | 2.50 [a] | 2.75 [a] |
| | 3.25 [d] | 3.25 [d] | 3.50 [d] |
| | 1.50 [b] | 1.50 [b] | 1.00 [b] |
| | 4.20 [c] | 4.00 [c] | 3.90 [c] |
| Return on plan assets | 4.30 [a] | 4.00 [a] | 4.00 [a] |
| | 4.50 [b] | 4.50 [b] | 4.50 [b] |
| | 7.00 [c] | 6.47 [c] | 6.60 [c] |
| Projected pension increase | 1.00 [a] | 1.00 [a] | 1.00 [a] |
| | 1.70 [a] | 1.50 [a] | 1.50 [a] |
| | 0.60 [b] | 0.60 [b] | 1.00 [b] |
| | 3.20 [c] | 3.00 [c] | 2.90 [c] |

[a] Germany.
[b] Switzerland (T-Systems).
[c] United Kingdom (T-Mobile UK).
[d] For non-civil servants in Germany not covered by collective agreements.

**Development of defined benefit obligations in the reporting year:**

| millions of € | 2008 | 2007 |
|---|---|---|
| **Present value of the defined benefit obligations as of January 1** | **6,327** | **7,134** |
| Current service cost | 204 | 217 |
| Interest cost | 331 | 307 |
| Contributions by plan participants | 4 | 4 |
| Change in obligations | (132) | (5) |
| Curtailments | 0 | (1) |
| Settlements | 0 | (34) |
| Actuarial (gains) losses | (232) | (947) |
| Total benefits actually paid | (301) | (296) |
| Plan amendments | 4 | 2 |
| Exchange rate fluctuations for foreign-currency plans | (104) | (54) |
| **Present value of the defined benefit obligations as of December 31** | **6,101** | **6,327** |

Taking the plan assets into consideration, the pension obligations were accounted for in full.

**Development of plan assets at fair value in the respective reporting year:**

| millions of € | 2008 | 2007 |
|---|---|---|
| **Plan assets at fair value as of January 1** | **986** | **966** |
| Expected return on plan assets | 52 | 50 |
| Actuarial (losses) gains | (2) | (24) |
| Contributions by employer | 54 | 43 |
| Contributions by plan participants | 4 | 4 |
| Benefits actually paid through pension funds | (57) | (56) |
| Change in obligations | 3 | 44 |
| Curtailments | 0 | 0 |
| Settlements | 0 | (3) |
| Exchange rate fluctuations for foreign-currency plans | (88) | (38) |
| **Plan assets at fair value as of December 31** | **952** | **986** |

**Breakdown of plan assets at fair value by investment category:**

| % | Dec. 31, 2008 | Dec. 31, 2007 |
|---|---|---|
| Equity securities | 24 | 35 |
| Debt securities | 40 | 48 |
| Real estate | 7 | 10 |
| Other | 29* | 7 |

* Of which T-Mobile UK holds a 70-% share which breaks down as follows: interest rate swaps (56%), money market securities (33%) and cash and cash equivalents (11%).

The investment structure is defined, managed and regularly reviewed using asset/liability studies. The resulting target allocations for the plan assets of the respective pension plans therefore reflect the duration of the obligations, the defined benefit obligation, the minimum requirements for the policy reserve, and other factors. To improve the financing status of the plans to the best possible extent, a certain portion of the funds has been invested in investment categories the return of which exceeds that of fixed-rate investments. The remaining target allocation risk is monitored and managed on a regular basis using downside risk management.

At December 31, 2008, the plan assets include shares amounting to EUR 1.7 million (December 31, 2007: no shares) issued by Deutsche Telekom. No other own financial instruments were included in the years shown.

**Determination of the expected return on essential plan assets:**

The expected return on essential plan assets for 2009 is 3.5 percent in Germany (DTBS and VAP), 4.5 percent (T-Systems Switzerland) and 6.9 percent (T-Mobile UK).

These expectations are based on consensus forecasts for each asset class as well as on banks' estimates. The forecasts are based on historical figures, economic data, interest rate forecasts, and anticipated stock market developments.

**The pension expense for each period is composed of the following items and is reported in the indicated accounts of the income statement:**

| millions of € | **Presentation in the income statement** | **2008** | 2007 | 2006 |
|---|---|---|---|---|
| Current service cost | Functional costs * | 204 | 217 | 389 |
| Interest cost | Other financial income (expense) | 331 | 307 | 285 |
| Expected return on plan assets | Other financial income (expense) | (52) | (50) | (46) |
| Past service cost | Functional costs * | 0 | 0 | (18) |
| **Pension expense before curtailments/settlements** | | **483** | **474** | **610** |
| Curtailments | Functional costs * | 0 | 1 | 0 |
| Settlements | Functional costs * | 0 | 32 | 12 |
| **Pension expense** | | **483** | **507** | **622** |
| Actual return on plan assets | | 50 | 26 | 57 |

* Including other operating expenses.

**The statement of income and expenses recognized directly in equity includes the following amounts:**

| millions of € | **2008** | 2007 | 2006 |
|---|---|---|---|
| Cumulative (gains) losses recognized directly in equity as of January 1 | 342 | 1,265 | 1,579 |
| Change due to business combinations/disposals | 3 | 0 | 0 |
| Actuarial (gains) losses as shown in the statement of recognized income and expense | (227) | (923) | (314) |
| Of which: recognition directly in equity of actuarial (gains) losses in the reporting period | (230) | (923) | (314) |
| Of which: change in the additional provision recognized due to a minimum funding requirement | 3 | 0 | 0 |
| **Cumulative (gains) losses recognized directly in equity as of December 31** | **118** | **342** | **1,265** |

**Expected employer contributions for the subsequent year are estimated as follows:**

| millions of € | 2009 |
|---|---|
| Expected contributions by employer | 46 |

**Amounts for the current year and four preceding years of pension obligations, plan assets, benefit obligations in excess of the assets, and experience-based adjustments:**

| millions of € as of Dec. 31 | **2008** | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|
| Defined benefit obligations | 6,101 | 6,327 | 7,134 | 7,016 | 5,311 |
| Plan assets at fair value | (952) | (986) | (966) | (901) | (623) |
| **Defined benefit obligations in excess of plan assets (funded status)** | **5,149** | **5,341** | **6,168** | **6,115** | **4,688** |

| Adjustment in % | **2008** | 2007 | 2006 |
|---|---|---|---|
| Experience-based increase (decrease) of pension obligations | (0.1) | (0.8) | (0.4) |
| Experience-based increase (decrease) of plan assets | (0.2) | (2.5) | 1.1 |

**Defined contribution plans.**

Individual Group entities grant defined contribution plans to their employees. Under defined contribution plans, the employer does not assume any other obligations above and beyond the payment of contributions to an external fund. The amount of the future pension payments will exclusively depend on the contribution made by the employer (and their employees, if applicable) to the external fund, including income from the investment of such contributions. Current contributions are reported as an expense in the consolidated income statement of the respective year. In 2008, they amounted to EUR 160 million (2007: EUR 103 million). Of this amount, EUR 3 million (2007: EUR 1 million) were pledged to commitments to members of staff in key positions.

**Civil-servant retirement arrangements.**

In accordance with the provisions of the German Posts and Telecommunications Reorganization Act (Postneuordnungsgesetz), the Federal Pension Service for Post and Telecommunications (Bundes-Pensions-Service für Post und Telekommunikation e.V. for current and former employees with civil servant status – BPS-PT) makes pension and allowance payments to retired employees and their surviving dependents who are entitled to pension payments as a result of civil-servant status. The level of Deutsche Telekom's payment obligations to its special pension fund is defined under § 16 of the German Act Concerning the Legal Provisions for the Former Deutsche Bundespost Staff (Postpersonalrechtsgesetz – PostPersRG). Since 2000, Deutsche Telekom AG has been legally obliged to make an annual contribution to the special pension fund amounting to 33 percent of the pensionable gross emoluments of active civil servants and the notional pensionable gross emoluments of civil servants on leave of absence. This contribution of EUR 762 million was recognized as an ongoing expense in 2008 (2007: EUR 772 million; 2006: EUR 842 million). The present value to the total obligation arising from payment obligations to this special pension fund was EUR 6.9 billion as of the balance sheet date (December 31, 2007: EUR 7.3 billion).

## 30 Other provisions.

| millions of € | Personnel | Restoration obligations | Litigation risks | Reimburse-ments | Other | **Total** |
|---|---|---|---|---|---|---|
| **At December 31, 2006** | **3,889** | **713** | **330** | **155** | **1,180** | **6,267** |
| Of which: current | 1,954 | 6 | 113 | 149 | 871 | 3,093 |
| Changes in the composition of the Group | (2) | 19 | 0 | 0 | 2 | 19 |
| Currency translation adjustments | (25) | (11) | 0 | (2) | (21) | (59) |
| Addition | 3,708 | 45 | 148 | 148 | 1,319 | 5,368 |
| Use | (2,836) | (95) | (71) | (123) | (698) | (3,823) |
| Reversal | (302) | (14) | (61) | (37) | (188) | (602) |
| Interest effect | 94 | 27 | 0 | 0 | 2 | 123 |
| Other changes | 84 | (20) | 5 | 12 | (344) | (263) |
| **At December 31, 2007** | **4,610** | **664** | **351** | **153** | **1,252** | **7,030** |
| Of which: current | 2,167 | 10 | 165 | 138 | 885 | 3,365 |
| Changes in the composition of the Group | (59) | 3 | 1 | 0 | 25 | (30) |
| Currency translation adjustments | (24) | (24) | (1) | 0 | (18) | (67) |
| Addition | 2,424 | 113 | 202 | 164 | 1,028 | 3,931 |
| Use | (2,714) | (49) | (63) | (113) | (696) | (3,635) |
| Reversal | (261) | (26) | (22) | (26) | (245) | (580) |
| Interest effect | 135 | 19 | 0 | 0 | 3 | 157 |
| Other changes | 15 | 0 | 4 | 2 | (86) | (65) |
| **At December 31, 2008** | **4,126** | **700** | **472** | **180** | **1,263** | **6,741** |
| Of which: current | 2,161 | 26 | 170 | 167 | 913 | 3,437 |

Provisions for personnel costs include a variety of individual issues such as provisions for deferred compensation and allowances, as well as for anniversary gifts. Moreover, the expenses associated with staff restructuring measures are also included here. The expenses are allocated to functional costs or to other operating expenses based on actual cost generation.

Provisions for staff restructuring included in provisions for personnel developed as follows in 2008:

| billions of € | Jan. 1, 2008 | Addition | Use | Reversal | Other changes | Dec. 31, 2008 |
|---|---|---|---|---|---|---|
| Early retirement | 1.6 | 0.3 | (0.7) | (0.1) | 0.1 | 1.2 |
| Severance and voluntary redundancy models | 0.6 | 0.5 | (0.4) | (0.1) | 0.1 | 0.7 |
| Partial retirement | 0.3 | 0.0 | (0.1) | 0.0 | 0.0 | 0.2 |
| **Total** | **2.5** | **0.8** | **(1.2)** | **(0.2)** | **0.2** | **2.1** |
| Of which: current | 0.7 | | | | | 0.6 |

Deutsche Telekom continued its staff restructuring program. Part of this program in Germany is socially responsible staff adjustment on a voluntary basis and largely without the need for compulsory redundancies. Socially responsible HR tools such as severance and redundancy models as well as partial and early retirement arrangements contribute substantially to the achievement of this aim. Some of these HR measures are covered by law and will apply beyond 2009. The deadline for civil servants to apply for early retirement, for example, was originally the end of 2010. For civil servants employed at Deutsche Telekom, the law provides the opportunity under certain conditions to retire early from the age of 55. When the reform of civil-service law came into effect, the provisions for early retirement for civil servants was extended until December 31, 2012. Exercise of the early retirement option in 2011 and 2012 will be subject to a decision by the Board of Management, however. In the reporting year, provisions totaling EUR 0.1 billion were recognized for compulsory redundancies that have not been ruled out. The underlying measures for these provisions relate to the 2010 and 2011 financial years.

Restoration obligations include the estimated costs for dismantling and removing an asset, and restoring the site on which it is located. The estimated costs are included in the costs of the relevant asset.

The provisions for litigation risks include possible settlements attributable to pending lawsuits.

Provisions for reimbursements are established for discounts that are to be granted but had not yet been granted as of the reporting date.

Other provisions include provisions for environmental damage and risks, other taxes, warranties, advertising cost allowances, premiums and commissions as well as a variety of other items for which the individually recognized amounts are largely not material.

# 31 Shareholders' equity.

Statement of changes in shareholders' equity from January 1, 2006
to December 31, 2008:

| **Changes in shareholders' equity** | **Equity attributable to equity holders of the parent** | | | | |
|---|---|---|---|---|---|
| | Equity contributed | | | Consolidated shareholders' equity generated * | |
| | Number of shares<br>thousands | Issued capital<br>millions of € | Capital reserves<br>millions of € | Retained earnings incl. carryforwards<br>millions of € | Net profit (loss)<br>millions of € |
| **Balance at January 1, 2006** | **4,198,078** | **10,747** | **49,561** | **(19,748)** | **5,589** |
| Changes in the composition of the Group | | | | | |
| Profit after income taxes | | | | | 3,173 |
| Unappropriated net profit (loss) carried forward | | | | 5,589 | (5,589) |
| Dividends | | | | (3,005) | |
| Mandatory convertible bond | 162,988 | 417 | 1,793 | (71) | |
| T-Online merger | 62,730 | 161 | 631 | | |
| Share buy-back/retirement | (62,730) | (161) | (548) | | |
| Sale of treasury shares | | | (1) | | |
| Proceeds from the exercise of stock options | 53 | | 62 | | |
| Actuarial gains and losses | | | | 187 | |
| Change in other comprehensive income (not recognized in income statement) | | | | 71 | |
| Recognition of other comprehensive income in income statement | | | | | |
| **Balance at December 31, 2006** | **4,361,119** | **11,164** | **51,498** | **(16,977)** | **3,173** |
| **Balance at January 1, 2007** | **4,361,119** | **11,164** | **51,498** | **(16,977)** | **3,173** |
| Changes in the composition of the Group | | | | (5) | |
| Profit after income taxes | | | | | 571 |
| Unappropriated net profit (loss) carried forward | | | | 3,173 | (3,173) |
| Dividends | | | | (3,124) | |
| Proceeds from the exercise of stock options | 179 | 1 | 26 | | |
| Actuarial gains and losses | | | | 559 | |
| Change in other comprehensive income (not recognized in income statement) | | | | 156 | |
| Recognition of other comprehensive income in income statement | | | | | |
| **Balance at December 31, 2007** | **4,361,298** | **11,165** | **51,524** | **(16,218)** | **571** |
| **Balance at January 1, 2008** | **4,361,298** | **11,165** | **51,524** | **(16,218)** | **571** |
| Changes in the composition of the Group | | | | | |
| Profit after income taxes | | | | | 1,483 |
| Unappropriated net profit (loss) carried forward | | | | 571 | (571) |
| Dividends | | | | (3,386) | |
| Proceeds from the exercise of stock options | 22 | | 2 | | |
| Actuarial gains and losses | | | | 166 | |
| Change in other comprehensive income (not recognized in income statement) | | | | 106 | |
| Recognition of other comprehensive income in income statement | | | | | |
| **Balance at December 31, 2008** | **4,361,320** | **11,165** | **51,526** | **(18,761)** | **1,483** |

* Prior-year figures adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

| | | | Minority interests | | | |
|---|---|---|---|---|---|---|
| Other comprehensive income | Treasury shares | **Total** (equity attributable to equity holders of the parent) | Minority interest capital | Other comprehensive income | **Total** (minority interests) | **Total (consolidated shareholders' equity)** |
| millions of € | millions of € | millions of € | millions of € | millions of € | millions of € | millions of € |
| **(1,055)** | **(6)** | **45,088** | **3,408** | **103** | **3,511** | **48,599** |
| | | 0 | (44) | | (44) | (44) |
| | | 3,173 | 409 | | 409 | 3,582 |
| | | 0 | | | 0 | 0 |
| | | (3,005) | (277) | | (277) | (3,282) |
| | | 2,139 | | | 0 | 2,139 |
| | | 792 | (607) | | (607) | 185 |
| | | (709) | | | 0 | (709) |
| | 1 | 0 | | | 0 | 0 |
| | | 62 | | | 0 | 62 |
| | | 187 | (3) | | (3) | 184 |
| (1,214) | | (1,143) | 9 | 102 | 111 | (1,032) |
| (6) | | (6) | | | 0 | (6) |
| **(2,275)** | **(5)** | **46,578** | **2,895** | **205** | **3,100** | **49,678** |
| | | | | | | |
| **(2,275)** | **(5)** | **46,578** | **2,895** | **205** | **3,100** | **49,678** |
| | | (5) | | | 0 | (5) |
| | | 571 | 509 | | 509 | 1,080 |
| | | 0 | | | 0 | 0 |
| | | (3,124) | (497) | | (497) | (3,621) |
| | | 27 | | | 0 | 27 |
| | | 559 | | | 0 | 559 |
| (2,632) | | (2,476) | 4 | (1) | 3 | (2,473) |
| | | 0 | | | 0 | 0 |
| **(4,907)** | **(5)** | **42,130** | **2,911** | **204** | **3,115** | **45,245** |
| | | | | | | |
| **(4,907)** | **(5)** | **42,130** | **2,911** | **204** | **3,115** | **45,245** |
| | | 0 | (2) | | (2) | (2) |
| | | 1,483 | 541 | | 541 | 2,024 |
| | | 0 | | | 0 | 0 |
| | | (3,386) | (545) | | (545) | (3,931) |
| | | 2 | | | 0 | 2 |
| | | 166 | 1 | | 1 | 167 |
| (400) | | (294) | 12 | (7) | 5 | (289) |
| (104) | | (104) | | | 0 | (104) |
| **(5,411)** | **(5)** | **39,997** | **2,918** | **197** | **3,115** | **43,112** |

## 32 Issued capital.

As of December 31, 2008, the **share capital** of Deutsche Telekom totaled approximately EUR 11.2 billion. The share capital is divided into 4,361,319,993 no par value registered shares.

| | 2008 | | 2007 | |
|---|---|---|---|---|
| | **thousands** | **%** | thousands | % |
| Federal Republic of Germany | 646,575 | 14.8 | 646,575 | 14.8 |
| KfW Bankengruppe | 735,662 | 16.9 | 735,667 | 16.9 |
| Free float | 2,979,083 | 68.3 | 2,979,056 | 68.3 |
| Of which: Blackstone Group | 191,700 | 4.4 | 192,000 | 4.4 |
| **Total** | **4,361,320** | **100.0** | **4,361,298** | **100.0** |

Each share entitles the holder to one vote. The voting rights are nevertheless restricted in relation to the treasury shares (around 2 million as of December 31, 2008) and the trust shares (around 19 million as of December 31, 2008). The trust shares are connected with the acquisitions of VoiceStream and Powertel in 2001. As part of these acquisitions, Deutsche Telekom issued new shares from authorized capital to trustees for the benefit of holders of warrants, options, and conversion rights, among others. As regards the shares issued to trusts, the trustees in question waived voting rights and subscription rights and, in general, dividend rights for the duration of the trusts' existence. The shares issued to the trusts can be sold on the stock exchange on the instruction of Deutsche Telekom if the beneficiaries do not exercise their options or conversion rights or if these expire. The proceeds from the sale accrue to Deutsche Telekom. As of December 31, 2008, the number of Deutsche Telekom shares reserved for the stock options still outstanding was 6,060,293.

**Authorized capital and contingent capital.** Authorized capital and contingent capital comprised the following components as of December 31, 2008:

| | Amount (€) | No par value shares | Purpose |
|---|---|---|---|
| 2004 Authorized capital * | 2,399,410,734.08 | 937,269,818 | Increasing share capital (until May 17, 2009) |
| 2006 Authorized capital * | 38,400,000.00 | 15,000,000 | Employee shares (through May 2, 2011) |
| Contingent capital II | 31,813,089.28 | 12,426,988 | Meeting preemptive rights to shares from stock options under the 2001 Stock Option Plan |
| Contingent capital IV | 600,000,000.00 | 234,375,000 | Servicing guaranteed convertible bonds or bonds with warrants issued on or before April 25, 2010 |

* The Supervisory Board's approval is required.

## 33 Capital reserves.

The capital reserves of the Group primarily encompass the capital reserves of Deutsche Telekom AG. Differences to the capital reserves of Deutsche Telekom AG result from the recognition at fair value of the Deutsche Telekom AG shares newly issued in the course of the acquisition of T-Mobile USA Inc., Bellevue (United States)/Powertel Inc., Bellevue (United States) instead of at their par value, which is permissible in the consolidated financial statements, and from the related treatment of the issuing costs, which are deducted from capital reserves.

## 34 Retained earnings including carryforwards.

Retained earnings were impacted in particular by Deutsche Telekom AG's payment of EUR 3.4 billion in dividends for the 2007 financial year, the appropriation of an amount of EUR 0.6 billion in net profit for the prior year, and the 2008 actuarial gains and losses of EUR 0.2 billion.

## 35 Other comprehensive income.

Other comprehensive income declined year-on-year by EUR 0.5 billion to EUR – 5.4 billion, impacted in particular by negative exchange rate effects from the currency translation of financial statements prepared in foreign currencies totaling EUR 0.4 billion.

## 36 Treasury shares.

The shareholders' meeting on May 15, 2008 authorized the Board of Management to purchase up to 436,131,999 no par value shares in the Company by November 14, 2009, with the amount of share capital accounted for by these shares totaling up to EUR 1,116,497,917.44, provided the shares to be purchased on the basis of this authorization in conjunction with the other shares of the Company which it has already purchased and still possesses or are to be assigned to it under § 71d and § 71e AktG do not at any time account for more than 10 percent of the Company's share capital.

This authorization may be exercised in full or in part. The purchase can be carried out in partial tranches spread over various purchase dates within the authorization period until the maximum purchase volume is reached. Dependent Group companies of Deutsche Telekom AG as defined in § 17 AktG or third parties acting for the account of Deutsche Telekom AG or for the account of dependent Group companies of Deutsche Telekom AG pursuant to § 17 AktG are also entitled to purchase the shares. The purchase may take place without prejudice to the principle of equal treatment through the stock exchange or a public purchase offer addressed to all shareholders. By resolution of the shareholders' meeting of May 15, 2008, the Board of Management is authorized to redeem Deutsche Telekom AG's shares purchased on the basis of the aforementioned authorization, without such redemption or its implementation requiring a further resolution of the shareholders' meeting.

The total of 1,881,508 treasury shares remained unchanged year-on-year. These are carried at cost of EUR 5 million and correspond to 0.04 percent of the Company's share capital. All treasury shares are held by Deutsche Telekom AG.

## 37 Minority interests.

Minority interests remained at the prior-year level as a result of offsetting effects. While pro rata profit after income taxes had a positive effect, minority interests decreased due to the payment of dividends.

# Other disclosures.

## 38 Notes to the consolidated cash flow statement.

**Net cash from operating activities.** Net cash from operating activities amounted to EUR 15.4 billion in the reporting period, compared with EUR 13.7 billion in the prior year. The increase was primarily attributable to favorable changes in working capital and lower interest payments. Income tax payments had an offsetting effect; payments of EUR 0.5 billion were recorded in 2008, and receipts of EUR 0.2 billion in the prior year.

**Net cash used in investing activities.** Net cash used in investing activities totaled EUR 11.4 billion in 2008 as compared with EUR 8.1 billion in the previous year. The main factors contributing to this change were outflows for the acquisition of SunCom in the amount of EUR 1.0 billion and for the acquisition of shares in OTE in the amount of EUR 3.1 billion as compared with outflows totaling EUR 1.5 billion for Orange Nederland and Immobilien Scout in the prior year. In addition, cash outflows for intangible assets and property, plant and equipment increased by EUR 0.7 billion, primarily as a result of the 2G and 3G network roll-out in the United States, while inflows for property, plant and equipment decreased by EUR 0.4 billion, in particular as a result of lower real estate disposals.

**Net cash used in financing activities.** Net cash used in financing activities in 2008 totaled EUR 3.1 billion, compared with EUR 6.1 billion in 2007.

This change was mostly attributable to higher proceeds from the issue of non-current financial liabilities of EUR 4.9 billion, while repayments decreased by EUR 0.9 billion. Current financial liabilities, on the other hand, included a year-on-year net increase in repayments amounting to EUR 2.6 billion. In addition, dividend payments increased by EUR 0.2 billion year-on-year, mainly as a result of an increase in dividend payments of Deutsche Telekom AG.

The issue of financial liabilities in 2008 was largely the result of the issue of medium-term notes totaling EUR 1.8 billion, the issue of a Eurobond totaling EUR 1.5 billion, the issue of a U.S. dollar bond totaling EUR 1.0 billion, and the issue of a Samurai bond totaling EUR 0.3 billion. In addition, promissory notes (shown as liabilities to banks) were issued for an amount of EUR 1.4 billion, commercial papers were taken out for a net amount of EUR 0.6 billion, and a loan of EUR 0.5 billion was taken out with the European Investment Bank. A benchmark bond in the amount of EUR 2.0 billion, medium-term notes for an amount of EUR 1.5 billion, a U.S. dollar bond amounting to EUR 0.5 billion, as well as bonds issued and credit lines drawn by SunCom amounting to EUR 0.7 billion were repaid during the same period. Net repayments of drawdowns under short-term credit lines amounting to EUR 1.4 billion were also made, and a loan of EUR 0.2 billion from Kreditanstalt für Wiederaufbau was repaid.

## 39 Segment reporting.

Deutsche Telekom reports on five operating segments, which are independently managed by bodies responsible for the respective segments depending on the nature of products and services offered, brands, sales channels, and customer profiles. The identification of Company components as business segments is based in particular on the existence of segment managers who report directly to the Board of Management of Deutsche Telekom AG and who are responsible for the performance of the segment under their charge.

Information on the Group's segments is presented below.

The **Mobile Communications Europe** operating segment bundles all activities of T-Mobile International AG in Germany, the United Kingdom, the Netherlands, Austria, Poland, and the Czech Republic, as well as Deutsche Telekom's other mobile communications activities in Slovakia, Croatia, Macedonia, Montenegro, and Hungary.

The **Mobile Communications USA** operating segment combines all activities of T-Mobile International AG in the U.S. market.

All entities in the two Mobile Communications segments Europe and USA offer mobile voice and data services to consumers and business customers. The T-Mobile subsidiaries also market mobile devices and other hardware in connection with the services offered. In addition, T-Mobile services are sold to resellers and to companies that buy network services and market them independently to third parties (mobile virtual network operators, or MVNOs).

The **Broadband/Fixed Network** operating segment offers consumers and small business customers traditional fixed-network services, broadband Internet access, and multimedia services on the basis of a state-of-the-art telecommunications infrastructure. This segment also conducts business with national and international network operators and with resellers (wholesale including resale). In addition, it provides wholesale telecommunications services for Deutsche Telekom's other operating segments. Outside Germany, the Broadband/Fixed Network operating segment has a presence in Central and Eastern Europe, namely in Hungary, Croatia, Slovakia, Macedonia, Bulgaria, Romania, and Montenegro.

At the start of 2008, Deutsche Telekom realigned the business model for its **Business Customers** operating segment to create a clear, functional structure. A key element of the current business model is the separation of the sales and production functions, each assuming global responsibility. One area will provide ICT products and solutions for large multinational enterprises (corporate customers), the other will resell telecommunications and IT products to around 160,000 medium-sized enterprises (business customers). The production function is subdivided into the two core areas of ICT Operations (ICTO) and Systems Integration (SI). Deutsche Telekom has considerably expanded its offshore resources through the partnership concluded with Cognizant in March 2008. T-Systems is represented by subsidiaries in more than 20 countries, with a particular focus on the European countries of Austria, Belgium, France, Germany, Italy, Spain, Switzerland, the Netherlands and the United Kingdom. Outside Europe, T-Systems grew above all in the United States, Brazil and South Africa in 2008. The service provider offers its customers a full range of information and communication technology from a single source. T-Systems realizes integrated ICT solutions on the basis of its extensive expertise in these two technological areas. It develops and operates infrastructure and industry solutions for its corporate customers. Products and services offered to medium-sized enterprises range from low-cost standard products and high-performance networks based on the Internet Protocol (IP) to complete ICT solutions.

The **Group Headquarters & Shared Services** operating segment comprises all Group units and subsidiaries that cannot be allocated directly to one of the four aforementioned operating segments. Group Headquarters is responsible for strategic and cross-segment management functions. The Shared Services unit is responsible for all other operating functions not directly related to the aforementioned segments' core business. These include Vivento, which is responsible for providing employees with new employment opportunities as part of the workforce restructuring program, as well as Real Estate Services, whose activities include the management of Deutsche Telekom AG's real estate portfolio, and DeTeFleetServices GmbH, a full-service provider of fleet management and mobility services. Shared Services primarily has activities in Germany. Real Estate Services also had operations offering facility management services in Hungary and in Slovakia. These stakes were sold to Strabag SE on September 30, 2008. The main Shared Services subsidiaries include DeTe Immobilien, Deutsche Telekom Immobilien und Service GmbH (sold to Strabag SE as of September 30, 2008), GMG Generalmietgesellschaft mbH, DFMG Deutsche Funkturm GmbH, PASM Power and Air Condition Solution Management GmbH & Co. KG, DeTeFleetServices GmbH, and Vivento Customer Services GmbH. In addition, Group Headquarters & Shared Services includes the shared services and headquarters functions of Magyar Telekom.

The reconciliation summarizes the elimination of intersegment transactions.

The measurement principles for Deutsche Telekom's segment reporting structure are based on the IFRSs adopted in the consolidated financial statements. Deutsche Telekom evaluates the segments' performance based on their profit/loss from operations (EBIT), among other factors. Revenue generated and goods and services exchanged between segments are calculated on the basis of market prices.

Segment assets and liabilities include all assets and liabilities that are attributable to operations and whose positive or negative results determine profit/loss from operations (EBIT). Segment assets include in particular intangible assets; property, plant and equipment; trade and other receivables; and inventories. Segment liabilities include in particular trade and other payables, and significant provisions. Segment investments include additions to intangible assets and property, plant and equipment.

Where entities accounted for using the equity method are directly allocable to a segment, their share of profit/loss after income taxes and their carrying amount is reported in this segment's accounts.

The Group's non-current assets and net revenue are shown by region. These are the regions in which Deutsche Telekom is active: Germany, Europe (excluding Germany), North America and Other countries. The Europe (excluding Germany) region covers the entire European Union (excluding Germany) and the other countries in Europe. The North America region comprises the United States and Canada. The "Other countries" region includes all countries that are not Germany or in Europe (excluding Germany) or North America. Non-current assets are allocated to the regions according to the location of the assets in question. Non-current assets encompass intangible assets; property, plant and equipment; investments accounted for using the equity method as well as other non-current assets. Net revenue is allocated according to the location of the respective customers' operations.

| millions of € | | Net revenue | Intersegment revenue | Total revenue | Profit (loss) from operations (EBIT) | Interest income | Interest expense | Share of profit (loss) of associates and joint ventures accounted for using the equity method* | Income taxes* |
|---|---|---|---|---|---|---|---|---|---|
| Mobile Communications Europe | **2008** | 19,978 | 685 | 20,663 | 3,188 | 435 | (500) | 0 | (146) |
| | 2007 | 20,000 | 713 | 20,713 | 2,436 | 208 | (495) | 0 | 635 |
| | 2006 | 17,700 | 755 | 18,455 | 2,746 | 168 | (514) | 77 | 13 |
| Mobile Communications USA | **2008** | 14,942 | 15 | 14,957 | 2,299 | 81 | (577) | 6 | (694) |
| | 2007 | 14,050 | 25 | 14,075 | 2,017 | 99 | (457) | 6 | (518) |
| | 2006 | 13,608 | 20 | 13,628 | 1,756 | 68 | (408) | 3 | 651 |
| Broadband/ Fixed Network | **2008** | 17,691 | 3,640 | 21,331 | 2,914 | 643 | (57) | 6 | (48) |
| | 2007 | 19,072 | 3,618 | 22,690 | 3,250 | 522 | (62) | 46 | (84) |
| | 2006 | 20,366 | 4,149 | 24,515 | 3,356 | 256 | (41) | 31 | (241) |
| Business Customers | **2008** | 8,456 | 2,554 | 11,010 | (6) | 117 | (60) | 41 | (10) |
| | 2007 | 8,971 | 3,016 | 11,987 | (323) | 91 | (99) | 1 | (47) |
| | 2006 | 9,301 | 3,568 | 12,869 | (835) | 61 | (99) | (78) | (50) |
| Group Headquarters & Shared Services | **2008** | 599 | 2,974 | 3,573 | (1,198) | 1,341 | (3,833) | (441) | (574) |
| | 2007 | 423 | 3,445 | 3,868 | (1,973) | 1,015 | (3,309) | 2 | (1,361) |
| | 2006 | 372 | 3,386 | 3,758 | (2,138) | 1,055 | (3,043) | (2) | 342 |
| **Total** | **2008** | **61,666** | **9,868** | **71,534** | **7,197** | **2,617** | **(5,027)** | **(388)** | **(1,472)** |
| | **2007** | **62,516** | **10,817** | **73,333** | **5,407** | **1,935** | **(4,422)** | **55** | **(1,375)** |
| | **2006** | **61,347** | **11,878** | **73,225** | **4,885** | **1,608** | **(4,105)** | **31** | **715** |
| Reconciliation | **2008** | – | (9,868) | (9,868) | (157) | (2,209) | 2,132 | 0 | 44 |
| | 2007 | – | (10,817) | (10,817) | (121) | (1,674) | 1,647 | 0 | 2 |
| | 2006 | – | (11,878) | (11,878) | 402 | (1,311) | 1,268 | 1 | 255 |
| Group | **2008** | 61,666 | – | 61,666 | 7,040 | 408 | (2,895) | (388) | (1,428) |
| | 2007 | 62,516 | – | 62,516 | 5,286 | 261 | (2,775) | 55 | (1,373) |
| | 2006 | 61,347 | – | 61,347 | 5,287 | 297 | (2,837) | 32 | 970 |

* Prior-year figures adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

| | | Segment assets<br>millions of € | Segment liabilities<br>millions of € | Segment investments<br>millions of € | Investments accounted for using the equity method*<br>millions of € | Depreciation and amortization<br>millions of € | Impairment losses<br>millions of € | Employees (average) |
|---|---|---|---|---|---|---|---|---|
| Mobile Communications Europe | **2008** | 30,441 | 4,879 | 1,882 | 3 | (3,626) | (249) | 29,237 |
| | 2007 | 35,151 | 5,263 | 2,249 | 0 | (3,903) | (338) | 30,802 |
| | 2006 | 36,950 | 5,187 | 3,231 | 0 | (3,342) | (25) | 25,345 |
| Mobile Communications USA | **2008** | 34,302 | 4,001 | 3,615 | 14 | (1,863) | (21) | 36,076 |
| | 2007 | 30,146 | 3,441 | 2,203 | 10 | (1,883) | (9) | 31,655 |
| | 2006 | 33,162 | 3,070 | 5,200 | 6 | (1,958) | (33) | 28,779 |
| Broadband/ Fixed Network | **2008** | 25,939 | 7,943 | 3,390 | 83 | (3,545) | (67) | 94,287 |
| | 2007 | 25,668 | 7,235 | 3,176 | 86 | (3,605) | (70) | 97,690 |
| | 2006 | 26,913 | 8,106 | 3,251 | 157 | (3,744) | (95) | 107,006 |
| Business Customers | **2008** | 7,860 | 4,799 | 866 | 46 | (789) | (16) | 52,479 |
| | 2007 | 9,352 | 4,699 | 987 | 18 | (882) | (25) | 56,566 |
| | 2006 | 9,333 | 4,869 | 1,223 | 31 | (939) | (7) | 56,595 |
| Group Headquarters & Shared Services | **2008** | 11,676 | 7,994 | 603 | 3,411 | (704) | (127) | 22,808 |
| | 2007 | 11,946 | 8,536 | 565 | 4 | (708) | (259) | 27,023 |
| | 2006 | 11,882 | 7,608 | 594 | 2 | (710) | (237) | 30,755 |
| **Total** | **2008** | **110,218** | **29,616** | **10,356** | **3,557** | **(10,527)** | **(480)** | **234,887** |
| | **2007** | **112,263** | **29,174** | **9,180** | **118** | **(10,981)** | **(701)** | **243,736** |
| | **2006** | **118,240** | **28,840** | **13,499** | **196** | **(10,693)** | **(397)** | **248,480** |
| Reconciliation | **2008** | (3,551) | (3,719) | (239) | 0 | 32 | 0 | - |
| | 2007 | (3,201) | (3,619) | (103) | 0 | 48 | 23 | - |
| | 2006 | (2,963) | (3,142) | (84) | 1 | 69 | (13) | - |
| Group | **2008** | 106,667 | 25,897 | 10,117 | 3,557 | (10,495) | (480) | 234,887 |
| | 2007 | 109,062 | 25,555 | 9,077 | 118 | (10,933) | (678) | 243,736 |
| | 2006 | 115,277 | 25,698 | 13,415 | 197 | (10,624) | (410) | 248,480 |

* Prior-year figures adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

| millions of € | | Net cash from (used in) operating activities | Net cash (used in) from investing activities | Of which: cash capex* | Net cash (used in) from financing activities |
|---|---|---|---|---|---|
| Mobile Communications Europe | **2008** | 6,711 | (2,313) | (1,897) | (6,193) |
| | 2007 | 6,494 | (3,537) | (1,938) | 447 |
| | 2006 | 4,882 | (3,166) | (1,950) | (3,049) |
| Mobile Communications USA | **2008** | 3,740 | (2,892) | (2,540) | (852) |
| | 2007 | 3,622 | (2,714) | (1,958) | (831) |
| | 2006 | 3,388 | (5,291) | (5,297) | 1,904 |
| Broadband/ Fixed Network | **2008** | 7,847 | (2,405) | (3,134) | (3,350) |
| | 2007 | 6,673 | 909 | (2,805) | (2,895) |
| | 2006 | 8,812 | (2,575) | (3,250) | (4,802) |
| Business Customers | **2008** | 782 | (10) | (839) | (955) |
| | 2007 | 553 | (854) | (921) | 1,191 |
| | 2006 | 816 | (1,523) | (795) | 475 |
| Group Headquarters & Shared Services | **2008** | 6,096 | (3,337) | (435) | (1,397) |
| | 2007 | 854 | (3,766) | (471) | (6,933) |
| | 2006 | 3,208 | (3,952) | (508) | (1,866) |
| **Total** | **2008** | **25,176** | **(10,957)** | **(8,845)** | **(12,747)** |
| | **2007** | **18,196** | **(9,962)** | **(8,093)** | **(9,021)** |
| | **2006** | **21,106** | **(16,507)** | **(11,800)** | **(7,338)** |
| Reconciliation | **2008** | (9,808) | (427) | 138 | 9,650 |
| | 2007 | (4,482) | 1,908 | 78 | 2,896 |
| | 2006 | (6,884) | 2,202 | (6) | 5,277 |
| Group | **2008** | 15,368 | (11,384) | (8,707) | (3,097) |
| | 2007 | 13,714 | (8,054) | (8,015) | (6,125) |
| | 2006 | 14,222 | (14,305) | (11,806) | (2,061) |

* Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment, as shown in the cash flow statement.

## Reconciliation of the total of the segments' profit or loss to profit after income taxes.

| millions of € | 2008 | 2007* | 2006* |
|---|---|---|---|
| **Total profit (loss) of reportable segments** | **7,197** | **5,407** | **4,885** |
| Reconciliation to the Group | (157) | (121) | 402 |
| **Profit from operations (EBIT) of the Group** | **7,040** | **5,286** | **5,287** |
| Profit (loss) from financial activities | (3,588) | (2,833) | (2,675) |
| Income taxes | (1,428) | (1,373) | 970 |
| **Profit after income taxes** | **2,024** | **1,080** | **3,582** |

* Prior-year figures adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

## Reconciliation of segment assets and segment liabilities.

| millions of € | Dec. 31, 2008 | Dec. 31, 2007* | Dec. 31, 2006* |
|---|---|---|---|
| **Total assets of reportable segments** | **110,218** | **112,263** | **118,240** |
| Reconciliation to the Group | (3,551) | (3,201) | (2,963) |
| **Segment assets of the Group** | **106,667** | **109,062** | **115,277** |
| Cash and cash equivalents | 3,026 | 2,200 | 2,765 |
| Current recoverable income taxes | 273 | 222 | 643 |
| Other current financial assets (excluding receivables from suppliers) | 1,997 | 1,862 | 1,677 |
| Investments accounted for using the equity method | 3,557 | 118 | 197 |
| Other non-current financial assets (excluding receivables from suppliers) | 1,386 | 599 | 657 |
| Deferred tax assets | 6,234 | 6,610 | 8,952 |
| **Assets in accordance with the consolidated balance sheet** | **123,140** | **120,673** | **130,168** |
| **Total liabilities of reportable segments** | **29,616** | **29,174** | **28,840** |
| Reconciliation to the Group | (3,719) | (3,619) | (3,142) |
| **Segment liabilities of the Group** | **25,897** | **25,555** | **25,698** |
| Current financial liabilities (excluding liabilities to customers) | 10,052 | 8,930 | 7,374 |
| Income tax liabilities | 585 | 437 | 536 |
| Non-current financial liabilities | 36,386 | 33,831 | 38,799 |
| Deferred tax liabilities | 7,108 | 6,675 | 8,083 |
| Other liabilities | – | – | – |
| **Liabilities in accordance with the consolidated balance sheet** | **80,028** | **75,428** | **80,490** |

* Prior-year figures adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

## Information by geographic area.

| millions of € | Non-current assets | | | Net revenue | | |
|---|---|---|---|---|---|---|
| | Dec. 31, 2008 | Dec. 31, 2007* | Dec. 31, 2006* | 2008 | 2007 | 2006 |
| Germany | 44,385 | 44,817 | 47,457 | 28,885 | 30,694 | 32,460 |
| International | 55,227 | 52,702 | 57,151 | 32,781 | 31,822 | 28,887 |
| Of which: | | | | | | |
| Europe (excluding Germany) | 23,854 | 25,238 | 26,786 | 17,324 | 17,264 | 14,823 |
| North America | 31,298 | 27,407 | 30,344 | 14,931 | 14,159 | 13,700 |
| Other countries | 75 | 57 | 21 | 526 | 399 | 364 |
| **Group** | **99,612** | **97,519** | **104,608** | **61,666** | **62,516** | **61,347** |

* Prior-year figures adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

# 40 Contingencies.

| millions of € | Dec. 31, 2008 | Dec. 31, 2007 |
|---|---|---|
| Contingent liabilities relating to lawsuits and other proceedings | 565 | 350 |
| Other contingent liabilities | 26 | 25 |
| | 591 | 375 |

Contingent liabilities relating to lawsuits and other proceedings include liabilities that on the basis of the information and estimates available, do not fulfill the requirements for recognition as liabilities in the balance sheet. Deutsche Telekom is involved in a number of court and arbitration proceedings in connection with its regular business activities. Litigation provisions include legal counsel services and any probable losses. Deutsche Telekom does not believe that any additional costs arising from legal counsel services or the results of proceedings will have a material adverse effect on the results of operations and financial position of the Group.

**Toll Collect.** In order to fulfill their obligations as set out in the agreement (operating agreement) with the Federal Republic of Germany, Deutsche Telekom AG, Daimler Financial Services AG and Compagnie Financière et Industrielle des Autoroutes S.A. (Cofiroute) have concluded a consortium agreement on the development and setup of an electronic system for collecting toll charges for the use of German autobahns by commercial vehicles with a permissible total weight of more than 12 tons, and on the operation of this system via a joint venture company. Deutsche Telekom AG and Daimler Financial Services AG each hold a 45-percent stake in both the consortium (Toll Collect GbR) and the joint venture company (Toll Collect GmbH) (together Toll Collect), while Cofiroute holds the remaining 10-percent stake in each.

Under the operating agreement, the toll collection system had to be operational no later than August 31, 2003. Following a delay in launching the system, which resulted in revenue losses at Toll Collect and the payment of contractual penalties, the toll collection system was launched on January 1, 2005 using on-board units that allowed for slightly less than full technical performance in accordance with the original specifications (phase 1). On January 1, 2006, the fully functioning toll collection system was installed and put into operation as required in the operating agreement (phase 2). On December 20, 2005, Toll Collect GmbH received the preliminary operating permit in accordance with the operating agreement. Toll Collect GmbH anticipates receiving the final operating permit and has been operating the toll collection system in the interim period using the preliminary operating permit.

On August 2, 2005, the Federal Republic of Germany initiated arbitration proceedings against Deutsche Telekom AG, Daimler Financial Services AG and Toll Collect GbR. The Federal Republic claims to have lost toll revenues of approximately EUR 3.5 billion plus interest (5 percent per year above the applicable base interest rate since the arbitration proceedings were initiated), alleging – among other things – that it was deceived as to the likelihood of operations commencing on September 1, 2003. In May 2008, the Federal Republic of Germany slightly reduced its claim to around EUR 3.3 billion plus interest (5 percent per year above the applicable base interest rate since the arbitration proceedings were initiated). The asserted claims for contractual penalties total approximately EUR 1.7 billion plus interest (5 percent per year above the applicable base interest rate since the arbitration proceedings were initiated). The contractual penalties are based on alleged violations of the operating agreement (lack of consent to subcontracting, delayed provision of on-board units and monitoring equipment). Deutsche Telekom AG believes the claims of the Federal Republic are unfounded and is contesting them. The statement of defense was submitted to the arbitration court on June 30, 2006. The plaintiff's reply was submitted to the arbitration court on February 15, 2007. The defendant's rejoinder was submitted to the arbitration court on October 1, 2007. Further declarations were received from the Federal Republic of Germany on January 7, 2008 and February 6, 2008. The initial hearing took place in June 2008 during which the arbitration court discussed legal issues with the parties. No arbitrational ruling was made on the claims asserted. Under orders from the arbitration court, each party submitted documents to the other party at the end of September 2008. Furthermore, the arbitration court ordered each party to prepare another written statement by the end of November 2008 addressing the legal issues discussed during the hearing and in the submitted documents. Each party also has the opportunity to submit a further written response to the relevant statement from the other party, by April 3, 2009.

Toll Collect GmbH filed for arbitration against the Federal Republic of Germany on May 25, 2007, requesting, among other things, the granting of a final operating permit and the payment of outstanding claims. Following an increase in the claim by Toll Collect GmbH on May 16, 2008, the asserted claims for payment total around EUR 560 million plus interest.

Each consortium member has submitted guarantees for Toll Collect GmbH's obligations to the Federal Republic of Germany in connection with the completion and operation of the toll system. In addition, Deutsche Telekom AG has given a guarantee for bank loans to Toll Collect GmbH. These guarantees, which are subject to certain terms and conditions, are described below:

- **Bank loans guarantee.** Deutsche Telekom AG guarantees to third parties bank loans of up to a maximum amount of EUR 230 million granted to Toll Collect GmbH; this amount corresponds to Deutsche Telekom's 50-percent stake in Toll Collect GmbH's borrowing volume guaranteed by shareholders.
- **Equity maintenance undertaking.** The consortium partners have the obligation, on a joint and several basis, to provide Toll Collect GmbH with additional equity in order to ensure a minimum equity ratio of 15 percent (in the single-entity financial statements prepared in accordance with German GAAP) (equity maintenance undertaking). This obligation ends when the operating agreement expires on August 31, 2015, or earlier if the operating agreement is terminated early.

In June 2006, the Federal Republic of Germany began to partially offset its monthly advance payments for operating fees to Toll Collect GmbH of EUR 8 million against the contractual penalty claims that are already subject of the aforementioned arbitration proceedings. As a result, it may become necessary for the consortium members to provide Toll Collect GmbH with further liquidity.

Cofiroute's risks and obligations are limited to EUR 70 million. Deutsche Telekom AG and Daimler Financial Services AG have the obligation, on a joint and several basis, to indemnify Cofiroute against further claims.

Deutsche Telekom believes the claims of the Federal Republic of Germany are unfounded. Furthermore, the amount of a possible settlement attributable to the equity maintenance undertaking or the arbitration proceedings described, which may be material, cannot be estimated because of the aforementioned uncertainties.

**Year-end bonus for civil servants.** In November 2004, the Federal Republic of Germany passed the first Act to amend the Act on the Legal Provisions for the Former Deutsche Bundespost Staff (PostPersRG), which abolished the obligation on Deutsche Telekom and other private companies to pay active civil servants an annual year-end bonus under the German Federal Act on Bonus Payments (Bundessonderzahlungsgesetz). This Act was reviewed at several court instances. In December 2008, the Federal Administrative Court ruled to refer the question as to whether § 10 PostPersRG is constitutional to the Federal Constitutional Court for a judicial review pursuant to Article 100 of the Basic Law. The Federal Administrative Court has not yet drafted its written submission to the Federal Constitutional Court. It is therefore uncertain when the Federal Constitutional Court will announce its ruling. If the Court rules that all civil servants who are or were active at Deutsche Telekom between 2004 and 2008 are entitled to receive year-end bonus payments for the relevant years, this could result in expenses of up to EUR 0.2 billion.

# 41 Disclosures on leases.

**Deutsche Telekom as lessee.**

**Finance leases.** When a lease transfers substantially all risks and rewards to Deutsche Telekom, Deutsche Telekom initially recognizes the leased assets in the balance sheet at the lower of fair value or present value of the future minimum lease payments. Most of the leased assets carried in the balance sheet as part of a finance lease relate to long-term rental and lease agreements for office buildings with a typical lease term of up to 25 years. The agreements include extension and purchase options. The following table shows the net carrying amounts of leased assets capitalized in connection with a finance lease as of the balance sheet date:

| millions of € | **Dec. 31, 2008** | **Of which: sale and leaseback transactions** | Dec. 31, 2007 | Of which: sale and leaseback transactions |
|---|---|---|---|---|
| Land and buildings | 1,116 | 649 | 1,207 | 692 |
| Technical equipment and machinery | 57 | – | 102 | – |
| Other | 24 | 1 | 35 | 2 |
| **Net carrying amounts of leased assets capitalized** | **1,197** | **650** | **1,344** | **694** |

At the commencement of the lease term, Deutsche Telekom recognizes a lease liability equal to the carrying amount of the leased asset. In subsequent periods, the liability decreases by the amount of lease payments made to the lessors using the effective interest method. The interest component of the lease payments is recognized in the income statement.

The following table provides a breakdown of these amounts:

| millions of € | Minimum lease payments | | Interest component | | Present values | |
|---|---|---|---|---|---|---|
| | Total | Of which: sale and leaseback | Total | Of which: sale and leaseback | Total | Of which: sale and leaseback |
| **December 31, 2008** | | | | | | |
| **Maturity** | | | | | | |
| Within 1 year | 236 | 116 | 116 | 68 | 120 | 48 |
| In 1 to 3 years | 404 | 210 | 215 | 128 | 189 | 82 |
| In 3 to 5 years | 367 | 212 | 170 | 113 | 197 | 99 |
| After 5 years | 1,586 | 967 | 578 | 384 | 1,008 | 583 |
| | **2,593** | **1,505** | **1,079** | **693** | **1,514** | **812** |
| **December 31, 2007** | | | | | | |
| **Maturity** | | | | | | |
| Within 1 year | 275 | 117 | 121 | 71 | 154 | 46 |
| In 1 to 3 years | 431 | 206 | 229 | 131 | 202 | 75 |
| In 3 to 5 years | 372 | 209 | 196 | 119 | 176 | 90 |
| After 5 years | 1,765 | 1,069 | 661 | 436 | 1,104 | 633 |
| | **2,843** | **1,601** | **1,207** | **757** | **1,636** | **844** |

**Operating leases.** Beneficial ownership of a lease is attributed to the lessor if this is the party to which all the substantial risks and rewards incidental to ownership of the asset are transferred. The lessor recognizes the leased asset in their balance sheet. Deutsche Telekom recognizes the lease payments made during the term of the operating lease in profit or loss. Deutsche Telekom's obligations arising from non-cancelable operating leases are mainly related to long-term rental or lease agreements for network infrastructure, radio towers and real estate. Some leases include extension options and provide for stepped rents. The operating lease expenses recognized in profit or loss amounted to EUR 2.0 billion as of the end of 2008 (2007: EUR 1.8 billion; 2006: EUR 1.6 billion).

The following table provides a breakdown of future obligations arising from operating leases:

| millions of € | **Dec. 31, 2008** | Dec. 31, 2007 |
|---|---|---|
| **Maturity** | | |
| Within 1 year | 2,414 | 2,285 |
| In 1 to 3 years | 3,864 | 3,702 |
| In 3 to 5 years | 2,988 | 2,729 |
| After 5 years | 13,407 | 11,560 |
| | **22,673** | **20,276** |

**Deutsche Telekom as lessor.**

**Finance leases.** Deutsche Telekom acts as lessor in connection with finance leases. Essentially, these relate to the leasing of routers which Deutsche Telekom provides to its customers for data and telephone network solutions. Deutsche Telekom recognizes a receivable in the amount of the net investment in the lease. Lease income is classified into repayments of the lease receivable and finance income. The lease receivable is reduced using the effective interest method and the carrying amount is adjusted accordingly. The amount of the net investment in a finance lease is determined as shown in the following table:

| millions of € | **Dec. 31, 2008** | Dec. 31, 2007 |
|---|---|---|
| Minimum lease payments | 334 | 321 |
| Unguaranteed residual value | – | – |
| Gross investment | 334 | 321 |
| Unearned finance income | (51) | (51) |
| **Net investment (= present value of the minimum lease payments)** | **283** | **270** |

The gross investment amount and the present value of payable minimum lease payments are shown in the following table:

| millions of € | **Dec. 31, 2008** | | Dec. 31, 2007 | |
|---|---|---|---|---|
| | Gross investment | Present value of minimum lease payments | Gross investment | Present value of minimum lease payments |
| **Maturity** | | | | |
| Within 1 year | 128 | 108 | 113 | 95 |
| In 1 to 3 years | 122 | 102 | 124 | 104 |
| In 3 to 5 years | 52 | 43 | 42 | 33 |
| After 5 years | 32 | 30 | 42 | 38 |
| | **334** | **283** | **321** | **270** |

**Operating leases.** Deutsche Telekom acts as a lessor in connection with operating leases and continues to recognize the leased assets in its balance sheet. The lease payments received are recognized in profit or loss. The leases mainly relate to the rental of building space and radio towers and have an average term of ten years. The future minimum lease payments arising from non-cancelable operating leases are shown in the following table:

| millions of € | **Dec. 31, 2008** | Dec. 31, 2007 |
|---|---|---|
| **Maturity** | | |
| Within 1 year | 330 | 229 |
| In 1 to 3 years | 354 | 185 |
| In 3 to 5 years | 281 | 120 |
| After 5 years | 614 | 312 |
| | **1,579** | **846** |

**Agreements that are not leases in substance.** In 2002, T-Mobile Deutschland GmbH concluded so-called lease-in/lease-out agreements (QTE lease agreements) for substantial parts of its GSM mobile communications network (amounting to USD 0.8 billion). These agreements were concluded with a total of seven U.S. trusts, each backed by U.S. investors. Under the terms of the principal lease agreements, T-Mobile Deutschland is obliged to grant the respective U.S. trust unhindered use of the leased objects for a period of 30 years. After expiry of the principal lease agreements, the U.S. trusts have the right to acquire the network components for a purchase price of USD 1.00 each. In return, T-Mobile has leased the network components back for 16 years by means of sub-lease agreements. After around 13 years, T-Mobile has the option of acquiring the rights of the respective U.S. trust arising from the principal lease agreements (call option). Upon exercise of this call option, all the rights of the U.S. trust in question to the leased objects arising from the principal lease agreement are transferred to T-Mobile Deutschland. In this case, T-Mobile would be the only party to the principal lease agreement, meaning that this agreement would be extinguished as a result of the fusion of rights and obligations under the agreement.

## 42 Stock-based compensation plans.

**Stock option plans.**

The following table provides an overview of all existing stock option plans (SOPs) of Deutsche Telekom AG, T-Online International AG (prior to merger) and T-Mobile USA:

| Entity | Plan | Year of issuance | Stock options granted (thousands) | Vesting period (years) | Contractual term (years) | Weighted exercise price | Share price at grant date | Maximum price for SARs | Comments | Classi-fication/ accounting treatment |
|---|---|---|---|---|---|---|---|---|---|---|
| Deutsche Telekom AG | 2001 SOP | 2001 | 8,221 | 2 - 3 | 10 | € 30.00 | € 19.10 | | | Equity-settled |
| | | 2002 | 3,928 | 2 - 3 | 10 | € 12.36 | € 10.30 | | | Equity-settled |
| | SARs | 2001 | 165 | 2 - 3 | 10 | € 30.00 | € 19.10 | € 50.00 | | Cash-settled |
| | | 2002 | 3 | 2 - 3 | 10 | € 12.36 | € 10.30 | € 20.60 | | Cash-settled |
| T-Online International AG | 2001 SOP | 2001 | 2,369 | 2 - 3 | 10 | € 10.35 | € 8.28 | | | Cash-settled |
| | | 2002 | 2,067 | 2 - 6 | 10 | € 10.26 | € 8.21 | | | Cash-settled |
| T-Mobile USA | Acquired SOPs | 2001 | 24,278 | up to 4 | max. 10 | USD 15.36 | | | | Equity-settled |
| | | 2002 | 5,964 | up to 4 | max. 10 | USD 13.35 | | | | Equity-settled |
| | | 2003 | 1,715 | up to 4 | max. 10 | USD 12.86 | | | | Equity-settled |
| | Powertel | 2001 | 5,323 | up to 4 | max. 10 | USD 20.04 | | | | Equity-settled |
| | T-Mobile USA/ Powertel | 2004 | 230 | up to 4 | max. 10 | USD 19.64 | | | Plans merged | Equity-settled |

**Supplemental information on the stock option plans.**

**Deutsche Telekom AG.** In May 2001, the shareholders' meeting approved the introduction of the 2001 Stock Option Plan, resulting in the granting of stock options in August 2001 and July 2002. Furthermore, in 2001 and 2002, Deutsche Telekom also granted stock appreciation rights (SARs) to employees in countries where it was not legally possible to issue stock options.

The table below shows the changes in outstanding options issued by Deutsche Telekom AG:

| **Deutsche Telekom AG** | **2001 SOP** | | **SARs** | |
|---|---|---|---|---|
| | Stock options (thousands) | Weighted average exercise price (€) | SARs (thousands) | Weighted average exercise price (€) |
| **Stock options outstanding/exercisable at January 1, 2008** | **9,746** | **24.47** | **142** | **29.76** |
| Granted | 0 | – | 0 | – |
| Exercised | 22 | 12.36 | 0 | – |
| Forfeited | 718 | 25.95 | 4 | 23.55 |
| **Stock options outstanding/exercisable at December 31, 2008** | **9,006** | **24.38** | **138** | **29.93** |
| **Supplemental information for 2008** | | | | |
| Remaining contractual life of options outstanding at end of period (years, weighted) | 2.9 | | 2.6 | |

The characteristics of the options outstanding/exercisable as of the reporting date (December 31, 2008) are as follows:

**Deutsche Telekom AG**

| Options outstanding/exercisable as of Dec. 31, 2008 | | | |
|---|---|---|---|
| Range of exercise prices (€) | Number (thousands) | Weighted average remaining contractual life (years) | Weighted average exercise price (€) |
| 10 - 20 | 2,867 | 3.5 | 12.36 |
| 21 - 40 | 6,139 | 2.6 | 30.00 |
| | **9,006** | **2.9** | |

**T-Online International AG (prior to merger).** In May 2001, the shareholders' meeting approved the introduction of the 2001 Stock Option Plan, resulting in the granting of stock options in August 2001 and July 2002.

The merger of T-Online International AG into Deutsche Telekom AG became effective upon entry in the commercial register on June 6, 2006. Under the merger agreement, as of this date Deutsche Telekom AG granted rights equivalent to the stock options awarded by T-Online International AG. When exercising a stock option, the holders of such rights receive 0.52 shares in Deutsche Telekom AG. The Board of Management of Deutsche Telekom AG has made use of the possibility of a future cash compensation provided for under the merger agreement and the option terms and conditions.

The table below shows the changes in outstanding options issued by T-Online International AG:

| T-Online International AG (prior to merger) | 2001 SOP | |
|---|---|---|
| | Stock options (thousands) | Weighted average exercise price (€) |
| **Stock options outstanding/ exercisable at January 1, 2008** | **3,085** | **10.30** |
| Of which: exercisable | 3,067 | 10.30 |
| Granted | 0 | - |
| Exercised | 0 | - |
| Forfeited | 245 | 10.30 |
| **Stock options outstanding/ exercisable at December 31, 2008** | **2,840** | **10.30** |
| **Supplemental information for 2008** | | |
| Remaining contractual life of options outstanding at end of period (years, weighted) | 3.1 | |

**T-Mobile USA.** The table below shows the changes in outstanding options issued by T-Mobile USA:

| T-Mobile USA | Stock options (thousands) | Weighted average exercise price (USD) |
|---|---|---|
| **Stock options outstanding/ exercisable at January 1, 2008** | **7,079** | **22.75** |
| Granted | 0 | - |
| Exercised | 360 | 9.92 |
| Forfeited | 659 | 27.47 |
| Expired | 0 | - |
| **Stock options outstanding/ exercisable at December 31, 2008** | **6,060** | **23.00** |
| **Supplemental information for 2008** | | |
| Remaining contractual life of options outstanding at end of period (years, weighted) | 2.1 | |

The characteristics of the options outstanding/exercisable as of the reporting date (December 31, 2008) are as follows:

**T-Mobile USA**

| Options outstanding/exercisable as of Dec. 31, 2008 | | | |
|---|---|---|---|
| Range of exercise prices (USD) | Number (thousands) | Weighted average remaining contractual life (years) | Weighted average exercise price (USD) |
| 0.02 - 15.19 | 1,516 | 3.1 | 12.12 |
| 15.20 - 30.39 | 3,915 | 1.8 | 25.81 |
| 30.40 - 34.19 | 556 | 1.4 | 31.02 |
| 34.20 - 38.00 | 73 | 1.1 | 37.05 |
| | **6,060** | **2.1** | |

**Mid-Term Incentive Plans (MTIPs)/Phantom Share Plan.**

Deutsche Telekom has introduced Mid-Term Incentive Plans (MTIPs) and a Phantom Share Plan (PSP) to ensure competitive total compensation for members of the Board of Management, senior executives, and other beneficiaries of the Deutsche Telekom Group.

**Mid-Term Incentive Plans.** In the 2004 financial year, Deutsche Telekom introduced an MTIP to ensure competitive total compensation for members of the Board of Management, senior executives, and other beneficiaries of the Deutsche Telekom Group. The MTIP is a global, Group-wide compensation instrument for Deutsche Telekom AG and other participating Group entities that promotes mid- and long-term value creation in the Group, and therefore aligns the interests of management and shareholders.

The MTIP is a cash-based plan pegged to two equally weighted, share-based performance parameters – one absolute and one relative. If both performance targets are achieved, then the total amount earmarked as an award to the beneficiaries by the respective employers is paid out; if one performance target is achieved, 50 percent of the amount is paid out, and if neither performance target is achieved, no payment is made.

The absolute performance target is achieved if, at the end of the individual plans, Deutsche Telekom's share price has risen by at least 30 percent compared with its share price at the beginning of the plan. The benchmark for the assessment is the non-weighted average closing price of Deutsche Telekom shares in Xetra trading at the Frankfurt Stock Exchange (Deutsche Börse AG) during the last 20 trading days prior to the beginning and end of the plan.

The relative performance target is achieved if the total return of the Deutsche Telekom share has outperformed the Dow Jones EURO STOXX® Total Return Index on a percentage basis during the term of the individual plan. The benchmark is the non-weighted average of Deutsche Telekom shares (based on the Xetra closing prices of Deutsche Telekom shares) plus the value of dividends paid and reinvested in Deutsche Telekom shares, bonus shares etc., and the non-weighted average of the Dow Jones EURO STOXX® Total Return Index during the last 20 trading days prior to the beginning and end of the plan.

| MTIP plan year | Maximum budget (millions of €) | Term of plan (years) | Share price at start of plan (€) | Absolute performance target (€) | Starting value of the index |
|---|---|---|---|---|---|
| 2004 | 80 | 3 | 14.08 | 18.30 | 317.95 |
| 2005 | 83 | 3 | 16.43 | 21.36 | 358.99 |
| 2006 | 86 | 3 | 14.00 | 18.20 | 452.02 |
| 2007 | 83 | 3 | 13.64 | 17.73 | 551.91 |
| **2008** | **83** | **3** | **15.11** | **19.64** | **601.59** |

The proportionate amount to be expensed is calculated based on a Monte Carlo simulation.

The MTIP of Magyar Telekom is based on the same terms and conditions as the MTIP described above, except that the assessment benchmark is the performance of Magyar Telekom shares and the Dow Jones EURO STOXX® Total Return Index. In addition, the absolute performance target is achieved if, at the end of the individual plans, Magyar Telekom's share price has risen by at least 35 percent compared with Magyar Telekom's share price at the beginning of the plan.

The MTIP of T-Mobile UK is also based on the same terms and conditions applicable to the MTIP described above. In addition to the two aforementioned performance targets, however, these plans are subject to a third performance target for a defined group of participants, which is based on the cash contribution (EBITDA less investments in intangible assets (excluding goodwill) and property, plant and equipment). The third performance target can only be achieved after the two other performance targets have been met.

PTC has established a performance cash plan program with long-term incentive plans (LTIPs). The program provides for additional pay in the form of deferred compensation under the terms and conditions of the LTIP and is aimed at employees whose performance is of outstanding significance for the company's shareholder value. The LTIP is generally open to high-performers at specific management levels. Participants in the plans are selected individually by the management of PTC. Each plan encompasses three consecutive cycles, each running from January 1 through December 31. Participants receive payments from the plan after three years, provided the defined EBITDA target has been achieved (EBITDA hurdle). In addition, a bonus is paid at the end of each cycle. The amount of the bonus is determined for each cycle individually and depends on the level of target achievement. The plans for 2006 through 2008 and 2007 through 2009 are currently running.

**Phantom Share Plan (PSP).** T-Mobile USA has established a Phantom Share Plan (PSP) as Long-Term Incentive Plan (LTIP) on a revolving basis for the years 2004 through 2008, providing benefits for the top management. Under the PSP, T-Mobile USA grants performance-based cash bonus awards. These awards are earned (in full or in part) based upon the customer growth on a sliding scale from 60 to 150 percent of the original number of phantom shares granted. The value of a phantom share appreciates or depreciates from its USD 10 per share face value proportionate to the change in the appraised enterprise value of the subsidiary over the performance period. The value of an award is determined by multiplying the number of phantom share awards earned by the appraised value of a phantom share. Awards are earned and paid out ratably over a performance period of two to three years.

**Impact of all share-based compensation systems.** The expense incurred for share-based compensation systems totaled EUR 96 million in the reporting year (2007: EUR 79 million; 2006: EUR 15 million). Provisions total EUR 138 million as of the balance sheet date (December 31, 2007: EUR 99 million).

## 43 Risk management, financial derivatives, and other disclosures on capital management.

**Principles of risk management.** Deutsche Telekom is exposed in particular to risks from movements in exchange rates, interest rates, and market prices that affect its assets, liabilities, and forecast transactions. Financial risk management aims to limit these market risks through ongoing operational and finance activities. Selected derivative and non-derivative hedging instruments are used for this purpose, depending on the risk assessment. However, Deutsche Telekom only hedges the risks that affect the Group's cash flow. Derivatives are exclusively used as hedging instruments, i.e., not for trading or other speculative purposes. To reduce the credit risk, hedging transactions are generally only concluded with leading financial institutions whose credit rating is at least BBB+/Baa1. In addition, the credit risk of financial instruments with a positive fair value is minimized by way of limit management, which sets individualized relative and absolute figures for risk exposure depending on the counterparty's rating.

The fundamentals of Deutsche Telekom's financial policy are established each year by the Board of Management and overseen by the Supervisory Board. Group Treasury is responsible for implementing the finance policy and for ongoing risk management. Certain transactions require the prior approval of the Board of Management, which is also regularly briefed on the severity and amount of the current risk exposure.

Treasury regards effective management of the market risk as one of its main tasks. The department performs simulation calculations using different worst-case and market scenarios so that it can estimate the effects of different conditions on the market.

**Currency risks.** Deutsche Telekom is exposed to currency risks from its investing, financing, and operating activities. Risks from foreign currencies are hedged to the extent that they influence the Group's cash flows. Foreign-currency risks that do not influence the Group's cash flows (i.e., the risks resulting from the translation of statements of assets and liabilities of foreign operations into the Group's reporting currency) are generally not hedged, however. Deutsche Telekom may nevertheless also hedge this foreign-currency risk under certain circumstances.

Foreign-currency risks in the area of investment result, for example, from the acquisition and disposal of investments in foreign companies. Deutsche Telekom hedges these risks. If the risk position exceeds EUR 100 million, the Board of Management must make a special decision on how the risk shall be hedged. If the risk position is below EUR 100 million, Group Treasury performs the currency hedging itself. At the reporting date, Deutsche Telekom was not exposed to any significant risks from foreign-currency transactions in the field of investments.

Foreign-currency risks in the financing area are caused by financial liabilities in foreign currency and loans in foreign currency that are extended to Group entities for financing purposes. Treasury hedges these risks in full. Cross-currency swaps and currency derivatives are used to convert financial obligations and intragroup loans denominated in foreign currencies into the Group entities' functional currencies.

At the reporting date, the foreign-currency liabilities for which currency risks were hedged mainly consisted of bonds and medium-term notes in Japanese yen, sterling, and U.S. dollars. On account of these hedging activities, Deutsche Telekom was not exposed to any significant currency risks in the area of financing at the reporting date.

The individual Group entities predominantly execute their operating activities in their respective functional currencies. This is why the assessment of Deutsche Telekom's exchange rate risk from ongoing operations is low. Some Group entities, however, are exposed to foreign-currency risks in connection with scheduled payments in currencies that are not their functional currency. These are mainly payments to international carriers for the processing of international calls placed by Deutsche Telekom's customers in Germany, plus payments for the procurement of handsets and payments for international roaming. Deutsche Telekom uses currency derivatives or currency options to hedge these payments up to a maximum of one year in advance. On account of these hedging activities, Deutsche Telekom was not exposed to any significant exchange rate risks from its operating activities at the reporting date.

For the presentation of market risks, IFRS 7 requires sensitivity analyses that show the effects of hypothetical changes of relevant risk variables on profit or loss and shareholders' equity. In addition to currency risks, Deutsche Telekom is exposed to interest rate risks and price risks in its investments. The periodic effects are determined by relating the hypothetical changes in the risk variables to the balance of financial instruments at the reporting date. It is assumed that the balance at the reporting date is representative for the year as a whole.

Currency risks as defined by IFRS 7 arise on account of financial instruments being denominated in a currency that is not the functional currency and being of a monetary nature; differences resulting from the translation of financial statements into the Group's presentation currency are not taken into consideration. Relevant risk variables are generally all non-functional currencies in which Deutsche Telekom has financial instruments.

The currency sensitivity analysis is based on the following assumptions:

Major non-derivative monetary financial instruments (liquid assets, receivables, interest-bearing securities and/or debt instruments held, interest-bearing liabilities, finance lease liabilities, non-interest-bearing liabilities) are either directly denominated in the functional currency or are transferred to the functional currency through the use of derivatives. Exchange rate fluctuations therefore have no effects on profit or loss, or shareholders' equity.

Non-interest-bearing securities or equity instruments held are of a non-monetary nature and therefore are not exposed to currency risk as defined by IFRS 7.

Interest income and interest expense from financial instruments are also either recorded directly in the functional currency or transferred to the functional currency by using derivatives. For this reason, there can be no effects on the variables considered in this connection.

In the case of fair value hedges designed for hedging currency risks, the changes in the fair values of the hedged item and the hedging instruments attributable to exchange rate movements balance out almost completely in the income statement in the same period. As a consequence, these financial instruments are not exposed to currency risks with an effect on profit or loss, or shareholders' equity, either.

Cross-currency swaps are always assigned to non-derivative hedged items, so these instruments do not have any currency effects, either.

Deutsche Telekom is therefore only exposed to currency risks from specific currency derivatives. Some of these are currency derivatives that are part of an effective cash flow hedge for hedging payment fluctuations resulting from exchange rate movements in accordance with IAS 39. Exchange rate fluctuations of the currencies on which these transactions are based affect the hedging reserve in shareholders' equity and the fair value of these hedging transactions. Others are currency derivatives that are neither part of one of the hedges defined in IAS 39 nor part of a natural hedge. These derivatives are used to hedge planned transactions. Exchange rate fluctuations of the currencies, on which such financial instruments are based, affect other financial income or expense (net gain/loss from remeasurement of financial assets to fair value).

If the euro had gained (lost) 10 percent against the U.S. dollar and the pound sterling at December 31, 2008, the hedging reserve in shareholders' equity and the fair value of the hedging transactions would have been EUR 45 million lower (higher) (December 31, 2007: EUR 82 million lower (higher)). The hypothetical effect of EUR – 45 million on profit or loss results from the currency sensitivities EUR/USD: EUR – 31 million; EUR/GBP: EUR – 14 million.

If the euro had gained (lost) 10 percent against all currencies at December 31, 2008, other financial income and the fair value of the hedging transactions would have been EUR 5 million lower (higher) (December 31, 2007: EUR 11 million lower (higher)). The hypothetical effect on profit or loss of EUR – 5 million results from the currency sensitivities EUR/USD: EUR – 31 million; EUR/GBP: EUR +14 million; EUR/PLN: EUR +13 million; EUR/HUF: EUR – 1 million.

**Interest rate risks.** Deutsche Telekom is exposed to interest rate risks, mainly in the euro zone, in the United Kingdom, and in the United States of America. To minimize the effects of interest rate fluctuations in these regions, Deutsche Telekom manages the interest rate risk for net financial liabilities denominated in euros, sterling, and U.S. dollars separately. Once a year, the Board of Management stipulates the desired mix of fixed- and variable-interest net financial liabilities for a future period of three years. Taking account of the Group's existing and planned debt structure, Treasury uses interest rate derivatives to adjust the interest structure for the net financial liabilities of the composition specified by the Board of Management.

Due to the derivative hedges, an average of 64 percent (2007: 63 percent) of the net financial liabilities in 2008 denominated in euros, 61 percent (2007: 55 percent) of those denominated in sterling, and 58 percent (2007: 65 percent) of those denominated in U.S. dollars had a fixed rate of interest. The average value is representative for the year as a whole.

Interest rate risks are presented by way of sensitivity analyses in accordance with IFRS 7. These show the effects of changes in market interest rates on interest payments, interest income and expense, other income components and, if appropriate, shareholders' equity. The interest rate sensitivity analyses are based on the following assumptions:

Changes in the market interest rates of non-derivative financial instruments with fixed interest rates only affect income if these are measured at their fair value. As such, all financial instruments with fixed interest rates that are carried at amortized cost are not subject to interest rate risk as defined in IFRS 7.

In the case of fair value hedges designed for hedging interest rate risks, the changes in the fair values of the hedged item and the hedging instrument attributable to interest rate movements balance out almost completely in the income statement in the same period. As a consequence, these financial instruments are not exposed to interest rate risk, either.

Changes in the market interest rate of financial instruments that were designated as hedging instruments in a cash flow hedge to hedge payment fluctuations resulting from interest rate movements affect the hedging reserve in shareholders' equity and are therefore taken into consideration in the equity-related sensitivity calculations.

Changes in market interest rates affect the interest income or expense of non-derivative variable-interest financial instruments, the interest payments of which are not designated as hedged items of cash flow hedges against interest rate risks. As a consequence, they are included in the calculation of income-related sensitivities.

Changes in the market interest rate of interest rate derivatives (interest rate swaps, cross-currency swaps) that are not part of a hedging relationship as set out in IAS 39 affect other financial income or expense (net gain/loss from remeasurement of the financial assets to fair value) and are therefore taken into consideration in the income-related sensitivity calculations.

Currency derivatives are not exposed to interest rate risks and therefore do not affect the interest rate sensitivities.

If the market interest rates had been 100 basis points higher (lower) at December 31, 2008, profit or loss would have been EUR 173 million (December 31, 2007: EUR 170 million) lower (higher). The hypothetical effect of EUR – 173 million on income results from the potential effects of EUR – 106 million from interest rate derivatives and EUR – 67 million from non-derivative, variable-interest financial liabilities. If the market interest rates had been 100 basis points higher (lower) at December 31, 2008, shareholders' equity would have been EUR 57 million (December 31, 2007: EUR 50 million) higher (lower).

**Other price risks.** As part of the presentation of market risks, IFRS 7 also requires disclosures on how hypothetical changes in risk variables affect the price of financial instruments. Important risk variables are stock exchange prices or indexes.

As of December 31, 2008, Deutsche Telekom did not hold any material investments to be classified as available for sale.

**Credit risks.** Deutsche Telekom is exposed to a credit risk from its operating activities and certain financing activities. With regard to financing activities, transactions are only concluded with counterparties that have at least a credit rating of BBB+/Baa1, in connection with an operational credit management system. At the level of operations, the outstanding debts are continuously monitored in each area, i.e., locally. Credit risks must be taken into account through individual and collective allowances.

The solvency of the business with corporate customers, especially international carriers, is monitored separately. In terms of the overall risk exposure from the credit risk, however, the receivables from these counterparties are not so extensive as to justify extraordinary concentrations of risk.

The maximum exposure to credit risk is partly represented by the carrying amounts of the financial assets that are carried in the balance sheet, including derivatives with positive market values. Except for the collateral agreements mentioned in Notes 17 and 24, no significant agreements reducing the maximum exposure to credit risk (such as contractual netting) had been concluded as of the reporting date. In addition, Deutsche Telekom is exposed to a credit risk through the granting of financial guarantees. Guarantees amounting to a nominal total of EUR 181 million had been pledged as of the reporting date (December 31, 2007: EUR 206 million).

**Liquidity risks.** Please refer to Note 25.

**Hedge accounting.**

**Fair value hedges.** To hedge the fair value risk of fixed-interest liabilities, Deutsche Telekom used interest rate swaps and forward interest rate swaps (receive fixed, pay variable) denominated in EUR, GBP, and USD in the 2008 and 2007 financial years. Fixed-income bonds denominated in EUR, USD, and GBP were designated as hedged items. The changes in the fair values of the hedged items resulting from changes in the Euribor, USDLibor, or GBPLibor swap rate are offset against the changes in the value of the interest rate swaps. The aim of this hedging is to transform the fixed-income bonds into variable-interest debt, thus hedging the fair value of the financial liabilities. Credit risks are not part of the hedging.

The effectiveness of the hedging relationship is tested prospectively and retrospectively at each reporting date using statistical methods in the form of a regression analysis. This involves defining the performance of the hedged item as the independent variable and the performance of the hedging transaction as the dependent variable. A hedging relationship is classified as effective when $R^2 > 0.96$ and, depending on the actual realization of $R^2$, factor b has a value between -0.85 and -1.17. All hedging relationships, with their effectiveness having been tested using statistical methods, were effective at the reporting date.

As the list of the fair values of derivatives shows (please refer to table under Derivatives), Deutsche Telekom had interest rate derivatives in a net amount of EUR +660 million (2007: EUR +82 million) designated as fair value hedges at December 31, 2008. The remeasurement of the hedged items resulted in losses of EUR 695 million being recorded in other financial income in the 2008 financial year (2007: losses of EUR 115 million); the changes in the fair values of the hedging transactions resulted in gains of EUR 684 million (2007: gains of EUR 112 million) being recorded in other financial income/expense.

**Cash flow hedges – interest rate risks.** Deutsche Telekom entered into payer interest rate swaps and forward payer interest rate swaps (receive variable, pay fixed) to hedge the cash flow risk of variable-interest debt. The changes in the cash flows of the hedged items resulting from changes in the Euribor and Libor rates are offset against the changes in the cash flows of the interest rate swaps. The aim of this hedging is to transform the variable-interest bonds into fixed-income debt, thus hedging the cash flows of the financial liabilities. Credit risks are not part of the hedging.

The following table shows the contractual maturities of the payments, i.e., when those hedged items newly incorporated into a hedging relationship in 2008 will be recognized in profit or loss:

| Start | End | Nominal volume | Reference rate |
|---|---|---|---|
| January 29, 2010 | January 29, 2014 | EUR 500 million | 3-month Euribor |

The effectiveness of the hedging relationship is tested prospectively and retrospectively using statistical methods in the form of a regression analysis. This involves defining the performance of the hedged item as the independent variable and the performance of the hedging transaction as the dependent variable. The hedged item used is a hypothetical derivative in accordance with IAS 39.IG F.5.5. A hedging relationship is classified as effective when $R^2 > 0.96$ and, depending on the actual realization of $R^2$, factor b has a value between – 0.85 and – 1.17. All hedging relationships of this nature were effective as of the reporting date.

As the list of the fair values of derivatives shows (please refer to table under Derivatives), Deutsche Telekom had interest rate derivatives of EUR – 67 million (2007: net total of EUR + 22 million) designated as hedging instruments for cash flow hedges at December 31, 2008. The recognition directly in equity of the change in the fair value of the hedging transactions resulted in losses of EUR 86 million being recorded in the revaluation reserve in the 2008 financial year (2007: gains of EUR 21 million). Gains amounting to EUR 7 million recognized in shareholders' equity were transferred to other financial income/expense in the 2008 financial year (2007: gains of EUR 7 million).

**Cash flow hedges – currency risks.** Deutsche Telekom entered into USD/EUR currency derivatives in 2008 to hedge the EUR equivalent of nominal receivables from a USD loan granted to a subsidiary. USD 1.61 billion are swapped against EUR 1.25 billion as nominal values. The effectiveness of the hedging relationship is tested prospectively and retrospectively using statistical methods in the form of a regression analysis. This involves defining the performance of the hedged item as the independent variable and the performance of the hedging transaction as the dependent variable. The hedged item used is a hypothetical derivative in accordance with IAS 39.IG F.5.5. A hedging relationship is classified as effective when $R^2 > 0.96$ and, depending on the actual realization of $R^2$, factor b has a value between – 0.85 and – 1.17. In addition, an F-test was carried out to test the hedge effectiveness. The hedging relationship was effective as of the balance sheet date.

In the 2008 financial year, gains totaling EUR 146 million (2007: losses of EUR 140 million) resulting from the change in the fair values of currency derivatives were taken directly to equity (hedging reserve). These changes constitute the effective portion of the hedging relationship. Gains amounting to EUR 89 million recognized in shareholders' equity were transferred to other financial income/expense in the 2008 financial year (2007: losses of EUR 4 million). Deutsche Telekom expects that, within the next twelve months, gains recognized in equity (hedging reserve) in the amount of EUR 6 million will be transferred to the income statement when payments are made. There was no material ineffectiveness of these hedges recorded as of the balance sheet date.

As the list of the fair values of derivatives shows (please refer to table under Derivatives), Deutsche Telekom had currency forwards in the net amount of EUR – 13 million (2007: EUR – 90 million) and cross-currency swaps of EUR + 90 million designated as hedging instruments for cash flow hedges as of December 31, 2008.

**Derivatives.** The following table shows the fair values of the various derivatives carried. A distinction is made depending on whether these are part of an effective hedging relationship as set out in IAS 39 (fair value hedge, cash flow hedge) or not. Other derivatives can also be embedded (i.e., a component of a composite instrument that contains a non-derivative host contract).

| millions of € | **Net carrying amounts Dec. 31, 2008** | Net carrying amounts Dec. 31, 2007 |
|---|---|---|
| **Assets** | | |
| Interest rate swaps | | |
| – Held for trading | 99 | 81 |
| – In connection with fair value hedges | 660 | 131 |
| – In connection with cash flow hedges | 0 | 24 |
| Currency forwards/currency swaps | | |
| – Held for trading | 261 | 68 |
| – In connection with cash flow hedges | 34 | 0 |
| Cross-currency swaps | | |
| – Held for trading | 454 | 128 |
| – In connection with cash flow hedges | 90 | 0 |
| Other derivatives in connection with cash flow hedges | 3 | 25 |
| **Liabilities and shareholders' equity** | | |
| Interest rate swaps | | |
| – Held for trading | 108 | 81 |
| – In connection with fair value hedges | 0 | 49 |
| – In connection with cash flow hedges | 67 | 2 |
| Currency forwards/currency swaps | | |
| – Held for trading | 277 | 51 |
| – In connection with cash flow hedges | 47 | 90 |
| Cross-currency swaps held for trading | 554 | 704 |
| Embedded derivatives | 35 | 25 |

**Disclosures on capital management.** The overriding aim of the Group's capital management is to ensure that it will continue to be able to repay its debt and remain financially sound.

An important indicator of capital management is the gearing ratio of net debt to shareholders' equity as shown in the consolidated balance sheet. Deutsche Telekom considers net debt to be an important measure for investors, analysts, and rating agencies. It is a non-GAAP figure not governed by International Financial Reporting Standards and its definition and calculation may vary from one company to another. The gearing remained almost constant year-on-year at 0.9 as of December 31, 2008. The target corridor for this indicator is between 0.8 and 1.2.

**Calculation of net debt; shareholders' equity.**

| millions of € | **Dec. 31, 2008** | Dec. 31, 2007 |
|---|---|---|
| Bonds | 34,302 | 32,294 |
| Liabilities to banks | 4,222 | 4,260 |
| Liabilities to non-banks from promissory notes | 887 | 690 |
| Derivative financial liabilities | 1,053 | 977 |
| Lease liabilities | 2,009 | 2,139 |
| Other financial liabilities | 974 | 502 |
| **Gross debt** | **43,447** | **40,862** |
| Cash and cash equivalents | 3,026 | 2,200 |
| Available-for-sale/held-for-trading financial assets | 101 | 75 |
| Derivative financial assets | 1,598 | 433 |
| Other financial assets | 564 | 918 |
| **Net debt** | **38,158** | **37,236** |
| **Shareholders' equity in accordance with consolidated balance sheet*** | **43,112** | **45,245** |

* Prior-year figures adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

# 44 Related party disclosures.

The Federal Republic of Germany is both a direct and an indirect shareholder (via KfW Bankengruppe ) and holds 31.70 percent (December 31, 2007: 31.70 percent) of the share capital of Deutsche Telekom AG. As the Federal Republic represents a solid majority at the shareholders' meeting despite its minority shareholding due to the average attendance at the shareholders' meeting, Deutsche Telekom is a dependent company of the Federal Republic. Therefore, the Federal Republic and the companies controlled by the Federal Republic are classified as related parties of Deutsche Telekom.

**Federal Republic of Germany.** The Federal Posts and Telecommunications Agency (Federal Agency) has been assigned certain tasks by law that affect cross-company issues at Deutsche Telekom AG, Deutsche Post AG, and Deutsche Postbank AG. The Federal Agency's responsibilities include the continuation of the Civil Service Health Insurance Fund (Postbeamtenkrankenkasse), the recreation service (Erholungswerk), the supplementary retirement pensions institution (Versorgungsanstalt der Deutschen Bundespost – VAP), and the welfare service (Betreuungswerk) for Deutsche Telekom AG, Deutsche Post AG, Deutsche Postbank AG, and the Federal Agency. The coordination and administrative tasks are performed on the basis of agency agreements. For the 2008 financial year, Deutsche Telekom made payments in the amount of EUR 55 million (2007: EUR 52 million; 2006: EUR 53 million). Payments are made according to the provisions of the Posts and Telecommunications Reorganization Act (please refer to Note 29).

The Federal Republic of Germany is a customer of Deutsche Telekom who sources services from the Company. Charges for services provided to the Federal Republic and its departments and agencies are based on Deutsche Telekom's commercial pricing policies. Services provided to any one department or agency do not represent a significant component of Deutsche Telekom's net revenue.

The Company's Dutch financing subsidiary, Deutsche Telekom International Finance, has taken out a loan of GBP 150 million with KfW Bankengruppe. The loan was extended at the normal market rate of interest which is based on Deutsche Telekom's current rating. The loan has a remaining life of under two years.

**Joint ventures and associates.** Deutsche Telekom has business relationships with numerous associates and joint ventures.

In 2008, Deutsche Telekom generated revenues from its joint venture Toll Collect amounting to EUR 0.1 billion (2007: EUR 0.1 billion; 2006: EUR 0.1 billion).

At December 31, 2008, the total amount of trade receivables from related companies was EUR 0.1 billion (December 31, 2007: EUR 0.0 billion). As of the same balance sheet date, the total amount of trade payables due to related companies decreased year-on-year and is immaterial from Deutsche Telekom's point of view (2007: EUR 0.1 billion).

**Related individuals.** No major transaction took place.

## 45 Compensation of the Board of Management and the Supervisory Board in accordance with § 314 HGB.

**Compensation of the Board of Management.**

The following information concerning the compensation of the Board of Management comprises the notes required by law under the German Commercial Code (please refer to § 314 HGB) as well as the information specified in the guidelines set out in the German Corporate Governance Code. Reporting on compensation of Board of Management members is based on German Accounting Standard (GAS) No. 17.

The Board of Management of Deutsche Telekom AG is currently comprised of seven members.

Dr. Manfred Balz was appointed to the Board of Management effective October 22, 2008. Dr. Karl-Gerhard Eick will leave the Company at his own request effective February 28, 2009, before his service contract expires. The Supervisory Board agreed to Dr. Eick's request to resign on that date at its meeting on December 2, 2008.

**Board of Management compensation system and review.** The compensation of Board of Management members is comprised of various components. Under the terms of their service contracts, members of the Board of Management are entitled to annual fixed and annual variable performance-based remuneration, a long-term variable remuneration component (Mid-Term Incentive Plan), and fringe benefits and deferred benefits based on a company pension commitment. The structure of the compensation system and the appropriateness of compensation for the Board of Management are reviewed and established by the Supervisory Board at regular intervals.

**Fixed remuneration, variable incentive-based remuneration and fringe benefits.** Total compensation is generally about two-thirds variable and one-third fixed if targets are achieved in full. The non-performance-based components are comprised of a fixed remuneration, fringe benefits and pension commitments, while the performance-based components are split into variable performance-based remuneration and a long-term incentive component.

Fixed remuneration is determined for all Board of Management members based on market conditions in accordance with the requirements of stock corporation law (for individual figures, please refer to the table "Total compensation").

The annual variable performance-based remuneration of Board of Management members is based on the achievement of targets set by the General Committee of the Supervisory Board of Deutsche Telekom AG for each member of the Board of Management prior to commencement of the financial year. The set of targets is composed of corporate targets and personal targets for the individual members of the Board of Management, based on the parameters of EBITDA adjusted for special factors, free cash flow and customer satisfaction. The level of target achievement is determined by the General Committee of the Supervisory Board for the respective financial year (for detailed information, please refer to the table "Total compensation").

At its discretion and after due consideration, the Supervisory Board of the Company may also reward extraordinary performance by individual or all Board of Management members in the form of a special bonus.

According to market-oriented and corporate standards, the Company grants all members of the Board of Management additional benefits under the terms of their service contracts, some of which are viewed as non-cash benefits and taxed accordingly. This mainly includes being furnished with a company car and accident and liability insurance and being reimbursed in connection with business trips and maintaining a second household.

Sideline employment generally requires prior approval. No additional compensation is paid for being a member of the Board of Management or Supervisory Board of other Group entities.

**Arrangements in the event of termination of a position on the Board of Management.** The terms of the existing service contracts of the Board of Management members are linked to the term of appointment as a member of the Board of Management. If the Company is entitled to terminate the appointment as a Board of Management member without this also constituting cause for the simultaneous termination of the service contract under civil law, the Board of Management member shall be entitled to a contractually defined severance payment. This is calculated (subject to being discounted) on the basis of the imputed remaining term of appointment in the current term of office of the Board of Management (up to a maximum of 36 months) on the basis of 100 percent of the fixed annual remuneration and 75 percent of the variable remuneration based on an assumed 100 percent achievement of targets.

The service contracts for members of the Board of Management at Deutsche Telekom AG do not include any benefits in the event of the termination of a position on the Board of Management as as result of a change of control.

Service contracts for members of the Board of Management include a provision in case of premature termination without good cause allowing a compensation payment which, in line with the recommendations of the German Corporate Governance Code, is restricted to a maximum of two years' remuneration (severance cap) and may not exceed the remuneration due for the remaining term of the service contract.

Board of Management member service contracts generally stipulate a post-contractual prohibition of competition. Unless otherwise agreed, members of the Board of Management are prohibited from rendering services to or on behalf of a competitor for the duration of one year following their departure. As compensation for this restricted period, they receive a payment in the amount of the annual fixed compensation last received.

**Company pension entitlement.** The members of the Board of Management are entitled to a company pension based on their respective annual salaries. This means that Board of Management members receive a company pension based on a fixed percentage of their last fixed annual remuneration for each year of service rendered prior to their date of retirement. The key features of the pension plan for Board of Management members active in 2008 are described below:

Board of Management members are entitled to pension payments in the form of a life-long retirement pension upon reaching the age of 62, a disability pension or in the form of an early retirement pension upon reaching the age of 60 (subject to the usual actuarial deductions). The amount of the company pension is calculated on the basis of the eligible period of service rendered as a Board of Management member until the date of departure.

The annual retirement pension is comprised of a base percentage (6 percent for René Obermann and Dr. Karl-Gerhard Eick, and 5 percent for the remaining Board of Management members) of the fixed annual remuneration upon termination of the service relationship multiplied by the eligible service period expressed in years. After ten years of Board of Management membership, the maximum percentage of the pension level is achieved (60 percent or 50 percent, respectively). Pension payments are subject to a standard annual adjustment (3 percent for René Obermann and Dr. Karl-Gerhard Eick, or 1 percent for the remaining Board of Management members). In the event of a permanent inability to work (invalidity), the respective period of service through the scheduled end of the current period of appointment serves as the basis for the period of service eligible for calculating the pension. A "pension plan substitute" was agreed with Hamid Akhavan in lieu of a pension commitment due to his U.S. citizenship. The resulting annual payment for each full year of service rendered is included in the table "Total compensation" under "Other remuneration." Dr. Manfred Balz is not covered by the Board of Management pension entitlements described above. Dr. Manfred Balz's pension arrangements under his previous employment relationship (Deutsche Telekom AG capital account plan) remain in place.

In addition, the pension agreements include arrangements for pensions for surviving dependents in the form of entitlements for widows and orphans. In specifically provided exceptional cases, entitlement to a widow's pension is excluded. Finally, the standard criteria for eligibility in the pension arrangements are in line with market levels.

In addition, the Company makes contributions, including the related taxes, for term life insurance with standard coverage (EUR 1.3 million) for several of its Board of Management members. The related expenses are included in the figures for non-cash benefits.

**Components with mid- and long-term incentives.**

**Mid-Term Incentive Plan.** Members of the Board of Management participate in the Deutsche Telekom AG Mid-Term Incentive Plan (MTIP) introduced in the 2004 financial year (please refer to the explanations regarding the MTIP under Note 42). Hamid Akhavan and Timotheus Höttges participate in the 2006 tranche as a result of their prior activities as members of the Board of Management of T-Mobile International AG.

The General Committee of the Supervisory Board found at its meeting on February 4, 2009 that the relative plan target for the 2006 tranche of the MTIP had been achieved. Consequently, 50 percent of the award amount for the 2006 tranche will be paid out in 2009.

**Incentive-based compensation from the MTIP.**

| € [a] | 2008 MTIP Maximum award amount | 2008 MTIP Fair value at grant date | Total expense for share-based payments 2008 | 2007 MTIP Maximum award amount | Total expense for share-based payments 2007 |
|---|---|---|---|---|---|
| René Obermann | 750,000 | 116,738 | 444,591 | 750,000 | 97,580 |
| Dr. Karl-Gerhard Eick | 630,000 | 98,060 | 439,520 | 596,250 | 84,737 |
| Hamid Akhavan | 480,000 | 74,712 | 275,023 | 480,000 | 61,626 |
| Dr. Manfred Balz [b] | 168,000 | 26,149 | 122,830 | 0 | 0 |
| Reinhard Clemens | 420,000 | 65,373 | 44,580 | 0 | 0 |
| Timotheus Höttges | 450,000 | 70,043 | 240,435 | 450,000 | 56,264 |
| Thomas Sattelberger | 515,000 | 80,160 | 152,452 | 457,778 | 35,529 |
| | **3,413,000** | **531,235** | **1,719,431** | **2,734,028** | **335,736** |

[a] Fair value calculated using the so-called Monte Carlo model.
[b] Dr. Manfred Balz still participated in the 2007 and 2008 tranches of the MTIP due to his previous position as General Counsel of Deutsche Telekom AG.

**2001 Stock Option Plan.** The Company's 2001 Stock Option Plan was terminated by resolution of the shareholders' meeting of May 18, 2004. No stock options were issued for members of the Group Board of Management as of the 2002 financial year.

Hamid Akhavan, Timotheus Höttges and René Obermann continue to participate in the 2002 tranche of the 2001 Stock Option Plan as a result of their prior activities at T-Mobile. Dr. Manfred Balz still participates in the Stock Option Plan as a result of his previous position as General Counsel of Deutsche Telekom AG.

The stock options that have been granted can be exercised under the terms of the stock option plans. However, no options have yet been exercised. The number of stock options held by the Board of Management members active in the 2008 financial year is unchanged year-on-year.

The number of stock options is shown in the following table:

**Incentive-based compensation from stock option plans.**

| | | Number of options 2001 SOP 2001 tranche | Value of options on issue (2001) (€) | Number of options 2001 SOP 2002 tranche | Value of options on issue (2002) (€) | Weighted average exercise price of stock options (€) |
|---|---|---|---|---|---|---|
| René Obermann | **2008** | 48,195 | 4.87 | 28,830 | 3.79 | 23.40 |
| | 2007 | 48,195 | | 28,830 | | |
| Dr. Karl-Gerhard Eick | **2008** | 163,891 | 4.87 | 0 | 0.00 | 30.00 |
| | 2007 | 163,891 | | 0 | | |
| Hamid Akhavan | **2008** | 0 | 0.00 | 19,840 | 3.79 | 12.36 |
| | 2007 | 0 | | 19,840 | | |
| Dr. Manfred Balz | **2008** | 32,130 | 4.87 | 17,360 | 3.79 | 23.81 |
| | 2007 | 32,130 | | 17,360 | | |
| Reinhard Clemens | **2008** | 0 | 0.00 | 0 | 0.00 | 0.00 |
| | 2007 | 0 | | 0 | | |
| Timotheus Höttges | **2008** | 0 | 0.00 | 17,050 | 3.79 | 12.36 |
| | 2007 | 0 | | 17,050 | | |
| Thomas Sattelberger | **2008** | 0 | 0.00 | 0 | 0.00 | 0.00 |
| | 2007 | 0 | | 0 | | |
| **Total*** | **2008** | **244,216** | | **83,080** | | |
| | **2007** | **244,216** | | **83,080** | | |

* Dr. Manfred Balz still participated in the Stock Option Plan before being appointed to the Board of Management due to his previous position as General Counsel of Deutsche Telekom AG. His inclusion in the above table led to a year-on-year increase in the number of options issued for members of the Board of Management, as Dr. Balz was not a member of the Board of Management in 2007.

The range of exercise prices of René Obermann's and Dr. Manfred Balz's options varies between EUR 12.36 and EUR 30.00.

Due to the fact that the remaining members of the Board of Management only participate in one tranche of the stock option plan, no range need be stated.

The average remaining term of the outstanding options for Board of Management members as of December 31, 2008 is 2.9 years.

Please also refer to the explanations regarding stock option plans under Note 42.

**Board of Management compensation for the 2008 financial year.** In reliance on legal requirements and other guidelines, a total of EUR 14,910,486 (2007: EUR 11,549,061) is reported in the following table as compensation for the 2008 financial year for the current members of the Board of Management. This compensation comprises fixed annual remuneration, other benefits, non-cash benefits, remuneration in kind, variable remuneration for the 2008 financial year and the fair value of the 2008 MTIP at the grant date. The pension expense resulting from the company pension plan is shown as service costs. All other remuneration is totally unrelated to performance.

When comparing figures year-on-year, it should be noted that Reinhard Clemens and Thomas Sattelberger are included as members of the Board of Management for a full twelve months for the first time in 2008 and that the number of members of the Board of Management has increased from six to seven. Moreover, regarding the figures for the prior year it should be noted that the members of the Board of Management active in 2007 waived part of their remuneration in connection with the spin-off of the T-Service companies, whereby ordinary members of the Board of Management waived one month's fixed basic remuneration and the Chairman of the Board of Management, in view of his particular responsibility, waived two months' basic remuneration.

**Total compensation.** The compensation of the Board of Management is shown in detail in the following table:

| € | | Fixed annual remuneration | Other remuneration | Variable remuneration | MTIP (Fair value at grant date) | **Total** | Service costs |
|---|---|---|---|---|---|---|---|
| René Obermann | **2008** | 1,250,000 | 86,262 | 1,762,500 | 116,738 | **3,215,500** | 495,302 |
| | 2007 | 1,041,667 | 224,480 | 1,375,000 | 16,981 | **2,658,128** | 745,770 |
| Dr. Karl-Gerhard Eick | **2008** | 1,054,375 | 49,290 | 1,513,028 | 98,060 | **2,714,753** | 704,526 |
| | 2007 | 915,625 | 56,529 | 1,098,281 | 13,500 | **2,083,935** | 819,060 |
| Hamid Akhavan | **2008** | 800,000 | 613,588 [a] | 1,178,400 | 74,712 | **2,666,700** | 0 |
| | 2007 | 733,333 | 608,693 | 934,000 | 10,868 | **2,286,894** | 0 |
| Dr. Manfred Balz | **2008** | 127,742 | 4,641 | 122,485 | 26,149 | **281,017** | 117,570 |
| (from Oct. 22, 2008) | 2007 | 0 | 0 | 0 | 0 | **0** | 0 |
| Reinhard Clemens | **2008** | 650,000 | 33,463 | 1,106,250 | 65,373 | **1,855,086** | 261,469 |
| | 2007 | 54,167 | 0 | 68,750 | 0 | **122,917** | 32,881 |
| Timotheus Höttges | **2008** | 750,000 | 24,506 | 1,116,000 | 70,043 | **1,960,549** | 204,936 |
| | 2007 | 687,500 | 20,482 | 825,000 | 10,189 | **1,543,171** | 345,366 |
| Thomas Sattelberger | **2008** | 800,000 | 44,221 | 1,292,500 | 80,160 | **2,216,881** | 948,713 |
| | 2007 | 484,588 | 1,328,742 | 671,302 | 10,365 | **2,494,997** | 2,095,720 |
| **Total** | **2008** | **5,432,117** | **855,971** | **8,091,163** | **531,235** | **14,910,486** | **2,732,516** |
| | **2007 [b]** | **3,916,880** | **2,238,926** | **4,972,333** | **61,903** | **11,190,042** | **4,038,797** |

[a] In addition to the pension substitute paid to Hamid Akhavan due to his U.S. citizenship, he also receives a monthly lump-sum payment to compensate for different tax regulations in Germany and the United States.
[b] Compensation of Board of Managment members who left the Company in the course of 2007 is no longer included in the table.

The additions to provisions for pensions recognized in 2008 amounted to EUR 3,236,348 (2007: EUR 4,887,064). This amount includes service costs of EUR 2,732,516 (2007: EUR 4,483,266) and interest costs of EUR 503,832 (2007: EUR 403,798).

At December 31, 2008, there was a legal obligation to pay Lothar Pauly, a member of the Board of Management who left the Company in the previous year, the sum of EUR 2,242,188.

No member of the Board of Management received benefits or corresponding commitments from a third party for his activity as a Board of Management member during the past financial year.

**Former members of the Board of Management.** A total of EUR 4,140,947 (2007: EUR 15,014,605) was recorded for payments to and entitlements for former members of the Board of Management and their surviving dependents.

Provisions totaling EUR 78,477,282 (December 31, 2007: EUR 72,675,181) were recognized for current pensions and vested rights to pensions for this group of persons and their surviving dependents in accordance with IFRS.

**Other.** The Company has not extended any loans to current or former Board of Management members.

**Compensation of the Supervisory Board.**

The compensation received by the members of the Supervisory Board is specified under § 13 of the Articles of Incorporation of Deutsche Telekom AG. The members of the Supervisory Board receive fixed annual remuneration of EUR 20,000.00 plus variable, performance-related remuneration with short-term and long-term components, depending on the development of net profit per share.

The short-term performance-related remuneration amounts to EUR 300.00 per full EUR 0.01 by which the net profit per no par value share exceeds EUR 0.50 in the financial year for which the remuneration is being paid.

The long-term performance-related remuneration amounts to EUR 300.00 for every 4.0 percent by which the net profit per no par value share in the second financial year following the financial year in question (reference year) exceeds the net profit per no par value share in the financial year preceding the financial year in question. The long-term performance-related remuneration is limited, however, to the amount of the long-term performance-related remuneration for the financial year preceding the financial year in question, insofar as the net revenue in the reference year does not exceed the net revenue in the financial year preceding the financial year in question.

Short-term and long-term performance-related remuneration are each limited to a maximum of EUR 20,000.00.

Moreover, the short-term performance-related remuneration may not exceed a total of 0.02 percent of the Company's unappropriated net income reported in the approved annual financial statements of the financial year in question, reduced by an amount of 4.0 percent of the contributions made on the lowest issue price of the shares at the end of the financial year.

The chairperson of the Supervisory Board receives double, and the deputy chairperson one and a half times the remuneration of an ordinary member of the Supervisory Board. In addition, remuneration increases by half for each membership of a Supervisory Board committee (with the exception of the Mediation Committee and the Nomination Committee) and by a further half for each Supervisory Board committee chaired; total remuneration shall not exceed double the annual remuneration, however. Members of the Supervisory Board who were not in office for the entire financial year receive one twelfth of the remuneration for each month or part thereof that they held a seat.

Members of the Supervisory Board receive an attendance fee amounting to EUR 200.00 for each meeting of the Supervisory Board or its committees that they have attended. The Company reimburses value-added tax payable on remuneration and expenses.

The total remuneration of the members of the Supervisory Board in 2008 amounted to EUR 1,124,226.64 (plus VAT).

No loans were granted to the members of the Supervisory Board.

The **compensation of the individual members of the Supervisory Board** for 2008 is as follows:

| €<br>**Member of the Supervisory Board** | Fixed remuneration including attendance fee | Short-term variable | Total (net) | Imputed long-term remuneration entitlement [a] |
|---|---|---|---|---|
| Asmussen, Jörg (since July 1, 2008) | 16,000.00 | 0.00 | 16,000.00 | 9,000.00 |
| Becker, Hermann Josef (since Jan. 1, 2008) | 43,600.00 | 0.00 | 43,600.00 | 24,000.00 |
| Brandl, Monika | 22,000.00 | 0.00 | 22,000.00 | 12,000.00 |
| Bury, Hans Martin (since May 15, 2008) | 28,666.66 | 0.00 | 28,666.66 | 16,000.00 |
| Falbisoner, Josef | 21,800.00 | 0.00 | 21,800.00 | 12,000.00 |
| Dr. von Grünberg, Hubertus | 31,600.00 | 0.00 | 31,600.00 | 18,000.00 |
| Guffey, Lawrence H. | 43,200.00 | 0.00 | 43,200.00 | 24,000.00 |
| Hocker, Ulrich | 21,800.00 | 0.00 | 21,800.00 | 12,000.00 |
| Holzwarth, Lothar [b] | 23,400.00 | 0.00 | 23,400.00 | 12,960.00 |
| Kallmeier, Hans-Jürgen (since Oct. 15, 2008) | 5,400.00 | 0.00 | 5,400.00 | 3,000.00 |
| Kühnast, Sylvia | 22,000.00 | 0.00 | 22,000.00 | 12,000.00 |
| Prof. Dr. Lehner, Ulrich (since Apr. 17, 2008, Chairman since Apr. 25, 2008) | 55,900.00 | 0.00 | 55,900.00 | 31,500.00 |
| Litzenberger, Waltraud | 33,200.00 | 0.00 | 33,200.00 | 18,000.00 |
| Löffler, Michael | 22,000.00 | 0.00 | 22,000.00 | 12,000.00 |
| Matthäus-Maier, Ingrid (until Sept. 30, 2008) | 16,200.00 | 0.00 | 16,200.00 | 9,000.00 |
| Dr. Mirow, Thomas (until June 30, 2008) | 16,600.00 | 0.00 | 16,600.00 | 9,000.00 |
| Dr. Overlack, Arndt (from Mar. 6, 2008 until Apr. 16, 2008) | 3,333.33 | 0.00 | 3,333.33 | 2,000.00 |
| Prof. Dr. Reitzle, Wolfgang | 21,200.00 | 0.00 | 21,200.00 | 12,000.00 |
| Prof. Dr. von Schimmelmann, Wulf | 21,200.00 | 0.00 | 21,200.00 | 12,000.00 |
| Dr. Schlede, Klaus G. (until May 15, 2008) | 31,449.99 | 0.00 | 31,449.99 | 18,150.00 |
| Schröder, Lothar (Deputy Chairman) [c] | 75,400.00 | 0.00 | 75,400.00 | 42,000.00 |
| Dr. Schröder, Ulrich (since Oct. 1, 2008) | 5,600.00 | 0.00 | 5,600.00 | 3,000.00 |
| Sommer, Michael | 21,200.00 | 0.00 | 21,200.00 | 12,000.00 |
| Walter, Bernhard | 58,200.00 | 0.00 | 58,200.00 | 33,000.00 |
| Wegner, Wilhelm (until Sept. 30, 2008) | 48,400.00 | 0.00 | 48,400.00 | 27,000.00 |
| Dr. Zumwinkel, Klaus (Chairman until Feb. 27, 2008) | 12,266.66 | 0.00 | 12,266.66 | 7,000.00 |
| | **721,616.64** | **0.00** | **721,616.64** | **402,610.00** |

[a] In determining the amount to be recognized as provision it was assumed that net profit per no par value share in 2010 would equal that in 2008. Based on this assumption, each ordinary member is entitled to EUR 12,000.00 for the total year for the period 2007 to 2010. Upon application of the multiplying factor, the provision amount totals EUR 402.610,00.
[b] Lothar Holzwarth received compensation of EUR 8,000.00 from T-Systems Business Services GmbH, Bonn, a wholly-owned subsidiary of Deutsche Telekom AG, for the 2008 financial year for a mandate as member of the supervisory board of this company.
[c] Lothar Schröder received compensation of EUR 17,600.00 from T-Mobile Deutschland GmbH, Bonn, a wholly-owned subsidiary of Deutsche Telekom AG, for the 2008 financial year for a mandate as member of the supervisory board of this company.

## 46 Declaration of conformity with the German Corporate Governance Code in accordance with § 161 AktG.

In accordance with § 161 AktG, the Board of Management and the Supervisory Board of Deutsche Telekom AG have submitted the mandatory declaration of conformity and made it available to shareholders on Deutsche Telekom AG's website.

## 47 Events after the balance sheet date.

**OTE shareholders' meeting.** The changes to OTE's Articles of Incorporation necessary for full implementation of the shareholders' agreement were approved at the extraordinary shareholders' meeting of OTE on February 6, 2009. It cannot be ruled out that this resolution by the shareholders may be declared invalid by a court, in the event that other shareholders successfully file rescission suit against this resolution. For further details on the acquisition of OTE, please refer to Note 23 "Investments accounted for using the equity method."

**Deutsche Telekom issues an eight-year bond of EUR 2 billion.** In January 2009, Deutsche Telekom issued a bond of EUR 2 billion via its financing subsidiary, Deutsche Telekom International Finance B.V., Amsterdam. It has a coupon of 6 percent p.a. At an issue rate of 99.808 percent, this corresponds to a mark-up of 2.65 percent above the eight-year interbank rate (mid-swap). The transaction was very successful with orders for more than EUR 5 billion. With more than 400 orders, it was possible to place the bond with a wide range of investors.

## 48 Auditors' fees and services in accordance with § 314 HGB.

The following table provides a breakdown of auditing fees recognized as expenses in the 2008 financial year:

**PricewaterhouseCoopers Aktiengesellschaft.**

| millions of € | 2008 |
|---|---|
| Professional fees for audits | 9 |
| Professional fees for other accounting services | 7 |
| Tax consulting fees | 0 |
| Other professional fees | 6 |
| | 22 |

**Ernst & Young AG.**

| millions of € | 2008 |
|---|---|
| Professional fees for audits | 6 |
| Professional fees for other accounting services | 15 |
| Tax consulting fees | 1 |
| Other professional fees | 0 |
| | 22 |

Professional fees for audits include in particular fees for the statutory auditing of annual and consolidated financial statements as well as fees for other auditing services provided, in particular in connection with the audit of internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.

Professional fees for other accounting services primarily relate to fees for the review of the interim financial statements as well as auditing activities in connection with the documentation of the internal control system for financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.

Tax consulting fees primarily include professional fees for tax consulting services performed as part of current or planned transactions.

Other professional fees mainly relate to consulting services and assistance in connection with the Company's compliance with requirements stipulated by the Federal Network Agency and other authorities.

# Responsibility statement.



To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the Group management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Bonn, February 9, 2009

Deutsche Telekom AG
Board of Management

René Obermann    Dr. Karl-Gerhard Eick

Hamid Akhavan    Dr. Manfred Balz    Reinhard Clemens

Timotheus Höttges    Thomas Sattelberger

# Auditors' report.

We have audited the consolidated financial statements prepared by Deutsche Telekom AG, Bonn, comprising the income statement, balance sheet, cash flow statement, statement of recognized income and expense, and the notes to the consolidated financial statements, together with the Group management report for the financial year from January 1 to December 31, 2008. The preparation of the consolidated financial statements and the Group management report in accordance with the IFRS, as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a (1) of the German Commercial Code (Handelsgesetzbuch – HGB) are the responsibility of the parent Company's Board of Management. Our responsibility is to express an opinion on the consolidated financial statements and on the Group management report based on our audit. In addition, we have been instructed to express an opinion as to whether the consolidated financial statements comply with IFRS as issued by the IASB.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer – IDW) and additionally observed the International Standards on Auditing (ISA). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the Group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the Group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of the entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the Company's Board of Management, as well as evaluating the overall presentation of the consolidated financial statements and the Group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on our findings of our audit, the consolidated financial statements comply with the IFRS as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a (1) HGB and IFRS as issued by the IASB, and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The Group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Stuttgart/Frankfurt (Main), February 9, 2009

Ernst & Young AG
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

| | |
|---|---|
| (Prof. Dr. Wollmert)<br>Wirtschaftsprüfer | (Forst)<br>Wirtschaftsprüfer |

PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

| | |
|---|---|
| (Prof. Dr. Kämpfer)<br>Wirtschaftsprüfer | (Menke)<br>Wirtschaftsprüfer |



## Further information



Deutsche Telekom has one of the highest sustainability levels worldwide as was confirmed by SAM Sustainable Asset Management when it included Deutsche Telekom in its Sustainability Yearbook published each year on the occasion of the Davos World Economic Forum.

# Glossary.

**ADSL, ADSL2+.** See DSL.

**All-IP.** An all-IP network makes services such as VoIP, IPTV (Internet Protocol Television), data transfer, etc., available to all users anywhere at all times. The data is transmitted in switched packets using the Internet Protocol (IP).

**Android.** Android is a platform developed by the Open Handset Alliance for devices such as smartphones or cell phones. It is based on the Linux operating system and is partly free and open source. By reducing development costs, Android is intended to make handsets cheaper and improve the range of functions and user convenience while increasing the extent to which handsets can be individually configured.

**ARPU – Average Revenue Per User.** Predominantly used in the mobile communications industry to describe the revenue generated per customer per month.

**ASP – Application Service Providing.** Service that enables enterprises to lease IT applications. The advantage: Customers can always use the latest version that the provider maintains centrally (e.g., in a computer center) and do not have to worry about buying and maintaining software applications (licenses, updates) themselves.

**Bandwidth.** Denotes the width of the frequency band used to transmit data. The broader the bandwidth, the faster the connection.

**Call center.** A company, or department of a company, that offers operator-supported voice services. A large number of operators handle inbound calls via a hotline and/or outbound calls as part of a direct marketing campaign.

**Carriers' carrier.** A network operator providing network services to other telecommunications companies.

**Connected life and work.** The convenient management of all personal data and Internet services on any screen, whether PC, cell phone or television, based on the secure storage of data in the network which can then be accessed by all devices via broadband networks.

**Desktop Services.** Global Desktop Services involve a variety of support services, including the outsourcing of entire IT networks. In this context Deutsche Telekom offers a full portfolio of corporate IT services, from server infrastructure and PC workstations through to application management and call center services that provide user support.

**DSL – Digital Subscriber Line.** In Deutsche Telekom's service portfolio as: ADSL (Asymmetrical Digital Subscriber Line) for private end-customer lines: Technology used to transmit data at fast rates (between 16 kbit/s and 640 kbit/s upstream; up to 8 Mbit/s downstream) via standard copper wire pairs in the local loop within a radius of approximately three kilometers.

ADSL2+: Successor product to ADSL that raises the maximum data rate to 16 Mbit/s (downstream) or 1 Mbit/s (upstream).

VDSL (Very high bit rate Digital Subscriber Line) is a new technology used to transmit exceptionally high data rates (10 Mbit/s upstream, 50 Mbit/s downstream) via a fiber-optic network.

**EDGE – Enhanced Data Rates for GSM Evolution.** Modulation on the air interface to enhance data rates in GSM (Global System for Mobile Communications) and TDMA (Time Division Multiple Access) networks.

**Flat rate.** Flat rate for network access with unlimited online time and data volumes.

**GSM – Global System for Mobile Communications.** Global digital mobile communication standard.

**HDTV – High Definition Television.** Generic term describing a range of television standards that differ from conventional television through increased vertical, horizontal and/or temporal resolution.

**Hosting.** Provision of storage capacity via the Internet. An Internet service provider's most important services in relation to hosting are registering and operating domains, leasing Web servers (in full or in part) and leasing space in a computer center – including Internet connections, regular and emergency power supply, etc.

**HotSpot.** HotSpot is the name of a public area where customers can access the Internet using wireless local area networks (WLAN). The HotSpots are realized jointly by T-Home and T-Mobile.

**HSDPA – High Speed Downlink Packet Access.** Packet-based protocol that enhances data rates in UMTS networks and lifts transmission speeds into the megabit range.

**HSUPA – High Speed Uplink Packet Access.** The technology accelerates data upstreaming from mobile devices into the network and significantly reduces transfer durations (ping time). This makes HSUPA the ideal complement to HSDPA on T-Mobile's network. Together, HSDPA and HSUPA ensure that users can surf the Internet or work in the intranet while on the move, experiencing a similar level of user comfort as with fixed-network DSL.

**ICT – Information and Communication Technology.**

**Interconnection.** Term used to denote the connections between networks run by various providers, as regulated by the German Telecommunications Act.

**Internet/intranet.** The Internet is a worldwide Internet Protocol (IP)-based computer network that has no central network management. By contrast, intranets are managed IP networks that can be accessed only by specific user groups.

**IP – Internet Protocol.** Non-proprietary transport protocol in layer 3 of the OSI reference model for inter-network communications.

**IP address.** Each computer that is connected to the Internet has a clearly identifiable, numeric address, the IP address, comprising four sequences of digits that are separated by periods, e.g.: 217.247.84.89 (example: T-Online). Static IP addresses enable the same computer to be contacted under the same address at any time (e.g., by a Web server). Dynamic IP addresses are allocated for instance to T-Online customers dialing up to the Internet. They receive an unoccupied IP address which will not be the same every time.

**IPTV – Internet Protocol Television.** A system whereby a digital television service is delivered using the Internet Protocol.

**ISDN – Integrated Services Digital Network.** ISDN integrates telecommunications services such as telephone, fax and data communication in a single network. Contrary to the standard analog transmission system, ISDN digitizes the data, which improves transmission quality, enhances transmission speed, and enables packet-switched transmission.

**ISP – Internet Service Provider.** An Internet service provider offers various technical services that are required to use or operate Internet services, usually in return for a fee.

**LTE – Long Term Evolution.** A technology that may be used for the next-generation mobile communications network. LTE supports speeds of over 100 Mbit/s downstream and 50 Mbit/s upstream.

**Mbit/s – Megabits per second.** Unit of data transmission speed.

**Multimedia.** Term used to denote the real-time integration of text with still images and graphics, video, and sound.

**NGN – Next Generation Network.** In the traditional architecture of modern telephone networks, voice and data transmissions are routed via different technical platforms. The aim of a next generation network is to combine both functions to provide integrated voice-data services. NGNs are based entirely on IP technology.

**OHA – Open Handset Alliance.** The Open Handset Alliance brings together more than 30 leading companies including cell phone manufacturers HTC and Motorola, software heavyweights such as Google and Ebay, and telecommunications companies such as T-Mobile. The declared goal of the OHA is to develop a common, open and free standard for a new category of mobile handsets. The first device to be launched on the market with the Android operating system was the T-Mobile G1.

**Optical fiber.** Channel for optical data transmission.

**Prepay.** In contrast to postpay contracts, prepay communication services are services for which credit has been purchased in advance with no fixed-term contractual obligations.

**Preselection.** Preselection of a telephone company. A procedure where customers select a certain provider – known as a long-distance carrier – for all of their long-distance and international calls.

**Resale.** Resale of products to competitors (see also Wholesale).

**Roaming.** A feature of cellular mobile communications networks that ensures that activated mobile stations remain accessible, regardless of location, in all radio cells of the entire area served by the network. Roaming can also include similar networks run by different operators, as is the case with international roaming within the pan-European GSM system.

**SIM card.** Chip card that is inserted into a cell phone and which contains all the data of the subscriber.

**SMS and MMS.** The Short Message Service (SMS) is a telecommunications service for the transmission of text messages. It was initially developed for GSM mobile communications and is now also available in the fixed network. The further development of SMS is the Multimedia Messaging Service (MMS) which allows the transmission of various media such as text, images, animations, video and audio clips in a single message. SMS and MMS in particular refer not only to the services, but also to the messages themselves.

**Stakeholder.** The stakeholder approach is an extension of the shareholder value approach used extensively in business management. In contrast to the shareholder value principle, which focuses on the needs and expectations of a company's shareholders, the stakeholder approach attempts to appreciate the company against its overall social background and reconcile the needs of the different stakeholders. In addition to shareholders, stakeholders include staff, customers, suppliers, the government, and the public at large.

**Triple play.** Refers to the interaction between voice and data communication and interactive media.

**UMTS – Universal Mobile Telecommunications System.** Third-generation international mobile communications standard that unites mobile multimedia and telematics services in the frequency spectrum of 2 GHz.

**VDSL.** See DSL.

**Video on demand.** A service that allows subscribers to retrieve and watch a selection of movies (on video) at any time. Videos are either broadcast to subscribers over the broadband cable network or over DSL and the telephone network. The back channel used to send movie selection information to the broadcasting center is available with DSL, but not with the broadband cable network. For VoD over broadband cable, a back channel can be established over the telephone network.

**VoIP – Voice over Internet Protocol.** Technology used to make telephone calls via the Internet. Three methods are available: PC to PC, PC to fixed-network lines, and telephone calls via IP-based internal networks.

**Wholesale.** The business of selling services to third parties who in turn sell them to their own end customers either directly or after further processing (see also Resale).

**WiMAX – Worldwide Interoperability for Microwave Access.** Technology that uses fixed, local radio cells to provide high-speed Internet access via the air interface.

**WLAN – Wireless Local Area Network.** Wireless networks for mobile Internet access. The network can also connect multiple computers to each other or to a central information system, a printer, or a scanner.

# Index.

# Contacts/Financial calendar.



Deutsche Telekom AG
Corporate Communications
Postfach 2000, 53105 Bonn, Germany
Phone +49 (0) 228 181 4949
Fax +49 (0) 228 181 94004

www.telekom.com

Investor Relations:
Phone +49 (0) 228 181 88880
Fax +49 (0) 228 181 88899
E-Mail: investor.relations@telekom.de

New York Office:
Deutsche Telekom, Inc.
Investor Relations
14 Wall Street, Suite 6B
New York, NY 10005, USA
Phone +1-212-424-2959
Phone +1-877-DT-SHARE (TOLL-FREE)
Fax +1-212-424-2977
E-Mail: investor.relations@usa.telekom.de

Deutsche Telekom's Annual Report is available on the Internet at:
www.telekom.com/annualreport2008

Additional copies of this report are available at:

Phone +49 (0) 228 181 88333
Fax +49 (0) 228 181 88339
E-Mail: forum-taktie@telekom.de

The English version of the Annual Report is a translation
of the German version of the Annual Report.
The German version of this Annual Report is legally binding.

Concept:
Deutsche Telekom AG and
HGB Hamburger Geschäftsberichte GmbH & Co. KG, Hamburg

Design and Production:
HGB Hamburger Geschäftsberichte GmbH & Co. KG, Hamburg

Photographs:
Mareen Fischinger, Michael Haegele, Andreas Meichsner,
Andreas Pohlmann, Wolfram Scheible, gettyimages, plainpicture

Translation:
Deutsche Telekom AG, Corporate Language Management et al

**2009 financial calendar**

| | |
|---|---|
| Shareholders' meeting of Deutsche Telekom AG | April 30, 2009 |
| Group report Jan. 1 to Mar. 31, 2009 | May 7, 2009* |
| Group report Jan. 1 to June 30, 2009 | August 6, 2009* |
| Group report Jan. 1 to Sept. 30, 2009 | November 5, 2009* |

* Planned.

FSC ©
Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. GFA-COC-001484
© 1996 Forest Stewardship Council

Printed on chlorine-free bleached paper.

Reproduction:
PX2@Medien GmbH & Co. KG, Hamburg

Printing:
Broermann Offset-Druck GmbH, Troisdorf-Spich

KNr. 642 200 156 (German)
KNr. 642 200 157 (English)

# Disclaimer.

This Report (particularly the chapter titled "Outlook") contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. They are generally identified by the words "expect," "anticipate," "believe," "intend," "estimate," "aim," "goal," "plan," "will," "seek," "outlook" or similar expressions and include generally any information that relates to expectations or targets for revenue, adjusted EBITDA or other performance measures. Forward-looking statements are based on current plans, estimates and projections. You should consider them with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom's control, including those described in the sections "Forward-Looking Statements" and "Risk Factors" of the Company's Form 20-F report filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom's workforce reduction initiative and the impact of other significant strategic or business initiatives, including acquisitions, dispositions and business combinations. In addition, regulatory rulings, stronger than expected competition, technological change, litigation and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom's actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations or targets will be achieved. Without prejudice to existing obligations under capital market law, Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise.

In addition to figures prepared in accordance with IFRS, Deutsche Telekom presents non-GAAP financial performance measures, e.g., EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBIT, adjusted net profit, free cash flow, gross debt and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter on "Development of business in the Group" in this Report, which is also posted on Deutsche Telekom's Investor Relations Web site at www.telekom.com.

# Deutsche Telekom worldwide.



27
29
28
31
30
8
26
16
1
4
14
7
17
21
25
19
10
23
3
12
18
6
15
20
5
13
22
2
9
24
11
34
35
36

**Deutsche Telekom Headquarters**

1 **Bonn**

**Selected international subsidiaries and associates**


33
32

| | | | Stake (directly/indirectly) held by Deutsche Telekom |
|---|---|---|---|
| | **Europe** | | |
| 2 | Albania | AMC (Albanian Mobile Communications Sh.a) | 82.00 % of shares held by Cosmote |
| 3 | Austria | Software Daten Service Gesellschaft m.b.H. | 100.00 % |
| | | T-Mobile Austria GmbH | 100.00 % |
| | | Deutsche Telekom Value Added Services Austria GmbH | 100.00 % |
| | | T-Systems Austria GmbH | 100.00 % |
| 4 | Belgium | T-Systems Belgium NV | 100.00 % |
| 5 | Bulgaria | Globul (Cosmo Bulgaria Mobile EAD) | 100.00 % of shares held by Cosmote |
| | | Orbitel EAD | 100.00 % of shares held by Magyar Telekom |
| | | Novatel EOOD | 100.00 % of shares held by Magyar Telekom |
| 6 | Croatia | T-Hrvatski Telekom (HT-Hrvatske Telekomunikacije d.d.) | 51.00 % |
| | | T-Mobile Croatia (T-Mobile Hrvatska d.o.o.) | 100.00 % of shares held by T-Hrvatski Telekom |
| 7 | Czech Republic | T-Mobile Czech Republic a.s. | 60.77 % |
| | | T-Systems Czech Republic a.s. | 100.00 % |
| 8 | Denmark | T-Systems Nordic TC Services A/S | 100.00 % |
| 9 | Former Yugoslav Republic of Macedonia | Cosmofon Mobile Telecommunications Services AD | 100.00 % of shares held by Cosmote |
| | | Makedonski Telekom AD | 51.00 % of shares held by Magyar Telekom |
| | | T-Mobile Macedonia | 100.00 % of shares held by Makedonski Telekom |
| 10 | France | T-Systems France SAS | 100.00 % |
| 11 | Greece | OTE (Hellenic Telecommunications Organization S.A.) | 25.00 % plus one share |
| | | Cosmote (Cosmote Mobile Telecommunications S.A.) | 100.00 % of shares held by OTE |
| 12 | Hungary | Magyar Telekom Nyrt. [a] | 59.21 % |
| | | IQSYS Zrt. (IQSYS Computing Limited by Shares) | 100.00 % of shares held by Magyar Telekom |
| 13 | Italy | T-Systems Italia S.p.A. | 100.00 % |
| 14 | Luxembourg | T-Systems Luxembourg S.A. | 100.00 % |
| 15 | Montenegro | Telekom Montenegro (Crnogorski Telekom a.d.) | 76.53 % of shares held by Magyar Telekom |
| | | T-Mobile Montenegro (T-Mobile Crna Gora d.o.o.) | 100.00 % of shares held by Telekom Montenegro |
| 16 | Netherlands | T-Mobile Netherlands B.V. | 100.00 % |
| | | T-Systems Nederland B.V. | 100.00 % |
| 17 | Poland | PTC (Polska Telefonia Cyfrowa Sp.z o.o.) | 97.00 % |
| | | T-Systems Polska Sp.z o.o. | 100.00 % |
| 18 | Romania | Combridge S.R.L. | 100.00 % of shares held by Magyar Telekom |
| | | Cosmote Romania (S.C. Cosmote Romanian Mobile Telecommunications S.A.) | 70.00 % of shares held by OTE |
| | | Romtelecom S.A. | 54.00 % of shares held by OTE |
| 19 | Russia | T-Systems CIS | 100.00 % |
| 20 | Serbia | Telecom Srbija | 20.00 % of shares held by OTE |
| 21 | Slovakia | Slovak Telekom, a.s. | 51.00 % |
| | | T-Mobile Slovensko, a.s. | 100.00 % of shares held by Slovak Telekom |
| | | T-Systems Slovakia s.r.o. | 100.00 % |
| 22 | Spain | T-Systems ITC Iberia, S.A. | 100.00 % |
| 23 | Switzerland | T-Systems Schweiz AG | 100.00 % |
| 24 | Turkey | T SYSTEMS TELEKOMÜNIKASYON LIMITED SIRKETI | 100.00 % |
| 25 | Ukraine | Novatel Ukraine LLC. | 99.90 % of shares held by Magyar Telekom |
| 26 | United Kingdom | T-Mobile (UK) Limited | 100.00 % |
| | | T-Systems Limited | 100.00 % |
| | **North America** | | |
| 27 | Canada | T-Systems Canada, Inc. | 100.00 % |
| 28 | Mexico | T-Systems Mexico S.A. de C.V. | 100.00 % |
| 29 | USA | T-Mobile USA, Inc. | 100.00 % |
| | | T-Systems North America, Inc. | 100.00 % |
| | **South America** | | |
| 30 | Argentina | T-Systems Argentina S.A. | 100.00 % |
| 31 | Brazil | T-Systems do Brasil Ltda. | 100.00 % |
| | **Asia** | | |
| 32 | Hong Kong | T-Systems China Limited | 100.00 % |
| 33 | Japan | T-Systems Japan K.K. | 100.00 % |
| 34 | People's Republic of China | T-Systems P.R. China Ltd. | 100.00 % |
| 35 | Singapore | T-Systems Singapore Pte. Ltd. | 100.00 % |
| | **Africa** | | |
| 36 | South Africa | T-Systems South Africa (Pty) Limited | 70.00 % |

[a] Magyar Telekom provides mobile communications services under the T-Mobile brand.

As of: January/February 2009

# Key data of the Group's operating segments.



| | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|
| **Broadband/Fixed Network (millions)*** | | | | | |
| **Broadband** | | | | | |
| Lines (total)[a, b] | 15.0 | 13.9 | 11.7 | 8.6 | 6.1 |
| Of which: retail | 12.1 | 10.2 | 8.3 | 6.9 | 5.8 |
| Domestic[a] | 13.3 | 12.5 | 10.3 | 7.9 | 5.8 |
| Of which: retail | 10.6 | 9.0 | 7.1 | 6.3 | 5.5 |
| International[a, b] | 1.7 | 1.4 | 1.4 | 0.6 | 0.3 |
| Of which: Magyar Telekom | 0.9 | 0.8 | 0.6 | 0.4 | 0.2 |
| Of which: Slovak Telekom | 0.3 | 0.3 | 0.2 | 0.1 | 0.0 |
| Of which: T-Hrvatski Telekom | 0.5 | 0.3 | 0.2 | 0.1 | 0.0 |
| **Fixed Network** | | | | | |
| Lines (total)[a, b] | 33.8 | 36.6 | 39.0 | 41.2 | 42.8 |
| Domestic[a] | 28.6 | 31.1 | 33.2 | 35.2 | 36.8 |
| Of which: standard analog lines | 20.3 | 22.4 | 24.2 | 25.5 | 26.4 |
| Of which: ISDN lines | 8.3 | 8.6 | 9.0 | 9.8 | 10.4 |
| International[a, b] | 5.3 | 5.5 | 5.8 | 6.0 | 6.1 |
| **Wholesale/resale** | | | | | |
| Resale/IP-BSA lines[c] | 2.8 | 3.7 | 3.4 | 1.7 | 0.2 |
| Of which: domestic | 2.5 | 3.5 | 3.2 | 1.6 | 0.2 |
| ULLs[d] | 8.4 | 6.4 | 4.7 | 3.3 | 2.0 |
| Of which: domestic | 8.3 | 6.4 | 4.7 | 3.3 | 2.0 |
| IP-BSA SA lines[e] | 0.2 | – | – | – | – |
| Of which: domestic | 0.2 | – | – | – | – |
| **Mobile Communications Europe and Mobile Communications USA (millions)*** | | | | | |
| **Mobile customers of fully consolidated subsidiaries[f]** | **128.3** | **119.6** | **106.4** | **86.6** | **77.4** |
| **Mobile Communications Europe** | **95.6** | **90.9** | **81.4** | **64.9** | **60.1** |
| T-Mobile Deutschland[g] | 39.1 | 36.0 | 31.4 | 29.5 | 27.5 |
| T-Mobile UK[h] | 16.8 | 17.3 | 16.9 | 17.2 | 15.7 |
| Polska Telefonia Cyfrowa (PTC) | 13.3 | 13.0 | 12.2 | – | – |
| T-Mobile Netherlands[i] | 5.3 | 4.9 | 2.6 | 2.3 | 2.3 |
| T-Mobile Austria | 3.4 | 3.3 | 3.2 | 2.1 | 2.0 |
| T-Mobile Czech Republic | 5.4 | 5.3 | 5.0 | 4.6 | 4.4 |
| T-Mobile Hungary | 5.4 | 4.9 | 4.4 | 4.2 | 4.0 |
| T-Mobile Croatia | 2.7 | 2.4 | 2.2 | 1.9 | 1.5 |
| T-Mobile Slovensko | 2.3 | 2.4 | 2.2 | 2.0 | 1.9 |
| Other[j] | 1.9 | 1.6 | 1.3 | 1.1 | 0.8 |
| **Mobile Communications USA[k]** | **32.8** | **28.7** | **25.0** | **21.7** | **17.3** |
| **T-Systems** | | | | | |
| **Computing & Desktop Services** | | | | | |
| Number of servers managed and serviced (units) | 56,734 | 39,419 | 33,037 | 38,392 | 35,418 |
| Number of workstations managed and serviced (millions) | 1.51 | 1.46 | 1.36 | 1.35 | 1.22 |
| **Systems Integration[l]** | | | | | |
| Hours billed[m] (millions) | 10.7 | 11.4 | 10.9 | 11.5 | 11.7 |
| Utilization rate[n] (%) | 80.9 | 80.2 | 80.4 | 79.1 | 77.8 |

a Telephone lines in operation excluding internal use and public telecommunications, including wholesale services.
b International includes Eastern Europe with T-Hrvatski Telekom, Slovak Telekom and Magyar Telekom together with their subsidiaries Makedonski Telekom and Crnogorski Telekom. T-Online France and T-Online Spain were deconsolidated in 2007 and are not included here. Prior-year comparatives have not been adjusted.
c Definition of resale/bundled IP-BSA: Sale of broadband lines based on DSL technology to alternative providers outside of the Deutsche Telekom Group including bundled IP-Bitstream Access. In the case of IP-BSA, Deutsche Telekom leases DSL lines to the competitor and transports the datastream carried over the lines via its concentrator network to the associated broadband point-of-presence where the datastream is handed over to the competitor.
d Unbundled local loop lines: Deutsche Telekom wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.
e Definition of IP-BSA stand alone: A wholesale product not bundled with a Deutsche Telekom PSTN line. Allows competitors to offer an all-IP product range.
f One mobile communications card corresponds to one customer.
g On the basis of different rulings on the expiry of prepaid credit and the limited validity of prepaid cards, T-Mobile Deutschland changed its terms of contract and thus also its deactivation policy in the first quarter of 2007 in favor of its prepay customers. These customers can now use their prepaid credit longer than before. As a result of the change in the terms of contract, prepaid contracts no longer end automatically, but run for an unlimited duration and can be terminated by the customer at any time and by T-Mobile with one month's notice. T-Mobile Deutschland reserves the right to make use of this right of termination and to deactivate cards in the systems.
h Including Virgin Mobile.
i Orange Nederland included for the first time in the fourth quarter of 2007. The consolidation of Online (formerly Orange Nederland Breedband B.V.) in the second quarter of 2008 has no effect on the number of customers of the T-Mobile Netherlands group, as only mobile communications customers are shown.
j "Other" includes T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).
k SunCom included for the first time as of February 22, 2008.
l Domestic: excluding changes in the composition of the Group.
m Cumulative figures at the balance sheet date.
n Ratio of average number of hours billed to maximum possible hours billed per period.

* The total was calculated on the basis of precise figures and rounded to millions.



Wall painting by Thomas Manig in the "4010 concept store – the Deutsche Telekom shop in central Berlin."

Deutsche Telekom AG
Friedrich-Ebert-Allee 140
D-53113 Bonn, Germany

www.telekom.com

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By: /s/ Guido Kerkhoff
Name: Guido Kerkhoff
Title: Member of the Management Board for South Eastern Europe

Date: March 19, 2009